   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 2000


                                                      REGISTRATION NO. 333-49490

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               CORIXA CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 2836                                91-1654387
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)               IDENTIFICATION NUMBER)

                        1124 COLUMBIA STREET, SUITE 200
                             SEATTLE, WA 98104-2040
                                 (206) 754-5711
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              STEVEN GILLIS, PH.D.
                            CHIEF EXECUTIVE OFFICER
                               CORIXA CORPORATION
                        1124 COLUMBIA STREET, SUITE 200
                             SEATTLE, WA 98104-2040
                                 (206) 754-5711
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                   STEPHEN M. GRAHAM                                          JAMES C. KITCH
                     ALAN C. SMITH                                            KEITH A. FLAUM
                   JOHN W. CREIGHTON                                       MICHELLE L. BUSHORE
                   SUSAN LUDI BLEVINS                                       COOLEY GODWARD LLP
           ORRICK, HERRINGTON & SUTCLIFFE LLP                              3000 EL CAMINO REAL
              701 FIFTH AVENUE, SUITE 6500                                  5 PALO ALTO SQUARE
                   SEATTLE, WA 98104                                       PALO ALTO, CA 94306

                            ------------------------

    Approximate date of commencement of proposed sale to the public: As promptly as practicable after this Registration Statement becomes effective and after the effective time of the proposed merger of Clearwater Acquisitions Corporation, a wholly owned subsidiary of the Registrant, with and into Coulter Pharmaceutical, Inc. as described in the Agreement and Plan of Merger dated as of October 15, 2000, attached as Appendix A to the joint proxy statement/prospectus forming a part of this registration statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________
                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[CORIXA LOGO]                                                     [COULTER LOGO]

                        SPECIAL MEETING OF STOCKHOLDERS
                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

     The boards of directors of Corixa Corporation and Coulter Pharmaceutical, Inc. have unanimously approved a merger combining Corixa and Coulter.

     If the merger is completed, holders of Coulter common stock will receive
1.003 shares of Corixa common stock for each share of Coulter common stock they own. This is a fixed exchange ratio that will not be adjusted for changes in the stock price of either company before the merger is completed. Based on the capitalization of the two companies on October 13, 2000, the last trading day before Corixa and Coulter announced the merger, immediately after the merger, former Coulter stockholders will own approximately 47% of the outstanding shares of Corixa common stock, and persons who were Corixa stockholders immediately before the merger will own approximately 53% of the outstanding shares of Corixa common stock.

     The Corixa common stock is listed on the Nasdaq National Market under the symbol "CRXA." The Coulter common stock is listed on the Nasdaq National Market under the symbol "CLTR."

     Corixa stockholders will be asked, at Corixa's special meeting of stockholders, to approve the issuance of shares of Corixa common stock to the Coulter stockholders in connection with the merger. The Corixa board of directors has determined that the merger and the issuance of shares of Corixa common stock to the Coulter stockholders are in the best interests of Corixa and its stockholders and unanimously recommends that Corixa stockholders vote "FOR" approval of the issuance of shares of Corixa common stock.

     Coulter stockholders will be asked, at Coulter's special meeting of stockholders, to adopt the merger agreement. The Coulter board of directors has determined that the merger and the merger agreement are in the best interests of Coulter and its stockholders and unanimously recommends that Coulter stockholders vote "FOR" adoption of the merger agreement.

     The dates, times and places of the special meetings are as follows:


For Corixa stockholders:                 For Coulter stockholders:
December 21, 2000                        December 21, 2000
1:00 p.m., local time                    1:00 p.m., local time
Corixa Corporation                       Cooley Godward LLP
1124 Columbia Street                     3175 Hanover Street
Cedar Room                               Palo Alto, California 94306
Seattle, Washington 98104-2040


     The joint proxy statement/prospectus attached to this letter provides you with information about Corixa, Coulter and the proposed merger. In addition, you may obtain other information about Corixa and Coulter from documents filed with the Securities and Exchange Commission. WE ENCOURAGE YOU TO READ THE ENTIRE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY.

     YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. Whether or not you plan to attend the special meetings, if you are a holder of Corixa or Coulter common stock please take the time to vote by completing and mailing the enclosed proxy card to us. If you are a Corixa stockholder and you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote "FOR" approval of the issuance of shares of Corixa common stock in the merger. If you fail to return your Corixa proxy card, the effect will be that your shares will not be counted for the purpose of determining whether a quorum is present at the Corixa special meeting. If you are a Coulter stockholder and you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote "FOR" adoption of the merger agreement. If you fail to return your Coulter proxy card, the effect will be a vote against adoption of the merger agreement.



/s/ STEVEN GILLIS                                             /s/ MICHAEL F. BIGHAM
Steven Gillis, Ph.D.                                          Michael F. Bigham
Chairman and Chief Executive Officer                          President and Chief Executive Officer
Corixa Corporation                                            Coulter Pharmaceutical, Inc.

                           -------------------------

     FOR A DISCUSSION OF SIGNIFICANT MATTERS THAT SHOULD BE CONSIDERED BEFORE VOTING AT THE SPECIAL MEETING, SEE "RISK FACTORS" BEGINNING ON PAGE 23.


     The joint proxy statement/prospectus is dated November 17, 2000, and is first being mailed to stockholders of Corixa and Coulter on or about November 21, 2000.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE CORIXA COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE JOINT PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

     The joint proxy statement/prospectus incorporates important business and financial information about Corixa and Coulter that is not included in or delivered with the joint proxy statement/prospectus. This information is available without charge to Corixa stockholders and Coulter stockholders upon written or oral request. Stockholders should contact: CORIXA CORPORATION, 1124 Columbia Street, Suite 200, Seattle, Washington 98104-2040, Attention: Investor Relations, phone number: (206) 754-5711 or COULTER PHARMACEUTICAL, INC., 600 Gateway Boulevard, South San Francisco, California 94080, Attention: Investor Relations, phone number: (650) 553-1190.


     To obtain timely delivery of requested documents before the special meetings of Corixa and of Coulter stockholders, you must request them no later than December 14, 2000, which is five business days before the date of each of the special meetings.


     Also see "Where You Can Find More Information" in the joint proxy statement/prospectus.

                               CORIXA CORPORATION
                        1124 COLUMBIA STREET, SUITE 200
                         SEATTLE, WASHINGTON 98104-2040
                                 (206) 754-5711
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                          TO BE HELD DECEMBER 21, 2000


To the Stockholders of Corixa:


     NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Corixa Corporation, a Delaware corporation, will be held at 1:00 p.m., local time, on December 21, 2000, in the Cedar Room at our headquarters, 1124 Columbia Street, Seattle, Washington 98104-2040 to consider and vote upon:



          1. A proposal to approve the issuance of shares of Corixa common stock in connection with the merger of Clearwater Acquisitions Corporation, a Delaware corporation and wholly owned subsidiary of Corixa, with and into Coulter Pharmaceutical, Inc., a Delaware corporation, whereby, among other things, each outstanding share of Coulter common stock will be converted into 1.003 shares of Corixa common stock.


          2. Such other business as may properly come before the special meeting or any postponement or adjournment of the special meeting.

     THE CORIXA BOARD OF DIRECTORS HAS APPROVED THE MERGER AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE ISSUANCE OF SHARES OF CORIXA COMMON STOCK IN CONNECTION WITH THE MERGER.


     Stockholders of record at the close of business on November 16, 2000 are entitled to notice of and to vote at the special meeting and any postponement or adjournment of the special meeting. Approval of the issuance of shares of Corixa common stock in connection with the merger requires the affirmative vote of the holders of a majority of the shares of Corixa common stock and Series A preferred stock voting at the special meeting, voting together as a single class on an as-converted basis.


     In considering whether to approve the issuance of shares of Corixa common stock in connection with the merger, you should carefully read the joint proxy statement/prospectus in its entirety. In particular, you should review the matters referred to under "Risk Factors" starting on page 23.

     YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, HOWEVER, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE. A POSTAGE-PAID ENVELOPE IS ENCLOSED FOR THAT PURPOSE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU HAVE RETURNED A PROXY.

                                          By order of the board of directors,


                                          /s/ KATHLEEN MCKEREGHAN

                                          Kathleen McKereghan
                                          Secretary

Seattle, Washington

November 17, 2000

                          COULTER PHARMACEUTICAL, INC.
                             600 GATEWAY BOULEVARD
                     SOUTH SAN FRANCISCO, CALIFORNIA 94080
                                 (650) 553-1190
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON DECEMBER 21, 2000


To the stockholders of Coulter Pharmaceutical, Inc.:


     A special meeting of stockholders of Coulter Pharmaceutical, Inc. will be held on December 21, 2000 at 1:00 p.m., local time, at Cooley Godward LLP, 3175 Hanover Street, Palo Alto, California, for the following purposes:


          1. To adopt the Agreement and Plan of Merger dated as of October 15, 2000, among Coulter, Corixa Corporation and Clearwater Acquisitions Corporation, a wholly owned subsidiary of Corixa, pursuant to which Clearwater Acquisitions Corporation will be merged with and into Coulter, Coulter stockholders will receive 1.003 shares of Corixa common stock for each share of Coulter common stock that they hold, and Coulter will become a wholly owned subsidiary of Corixa; and

          2. To transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.


     The Coulter board of directors has fixed the close of business on November 8, 2000 as the record date for determining stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. Only holders of record of shares of Coulter common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, Coulter had outstanding and entitled to vote 18,901,609 shares of common stock.


     THE COULTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT COULTER STOCKHOLDERS VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.

     YOUR VOTE IS IMPORTANT. The affirmative vote of the holders of a majority of the outstanding shares of Coulter common stock is required to adopt the merger agreement. Even if you plan to attend the special meeting in person, we request that you complete, sign, date and return the enclosed proxy and thus ensure that your shares will be represented at the special meeting if you are unable to attend.

     If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be counted as a vote "FOR" adoption of the merger agreement. If you fail to return your proxy card, the effect will be a vote against adoption of the merger agreement. If you do attend the special meeting and wish to vote in person, you may withdraw your proxy by delivering a written notice dated later than the date on your proxy card to Coulter's Secretary and then vote in person.

                                          By order of the board of directors,

                                                  /s/ MICHAEL F. BIGHAM
                                                    Michael F. Bigham
                                          President and Chief Executive Officer

South San Francisco, California

November 17, 2000

                             TABLE OF CONTENTS FOR
                        JOINT PROXY STATEMENT/PROSPECTUS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    1
WHO CAN HELP ANSWER YOUR QUESTIONS?.........................    3
DOCUMENTS INCORPORATED BY REFERENCE IN THIS JOINT PROXY
  STATEMENT/PROSPECTUS......................................    4
WHERE YOU CAN FIND MORE INFORMATION.........................    4
FORWARD-LOOKING STATEMENTS..................................    5
TRADEMARKS..................................................    5
SUMMARY.....................................................    6
  The Companies.............................................    6
  The Special Meetings of Stockholders......................    7
  The Merger................................................    8
SELECTED HISTORICAL FINANCIAL INFORMATION OF CORIXA.........   11
SELECTED HISTORICAL FINANCIAL INFORMATION OF COULTER........   12
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.......   13
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
  STATEMENTS................................................   17
COMPARATIVE PER SHARE DATA..................................   21
MARKET PRICE AND DIVIDEND POLICY............................   22
RISK FACTORS................................................   23
  Risks Related to the Merger...............................   23
  Risks Related to Corixa...................................   25
  Risks Related to Coulter..................................   36
SPECIAL MEETING OF CORIXA STOCKHOLDERS......................   45
  Date, Time and Place of Special Meeting...................   45
  Purposes of Special Meeting...............................   45
  Recommendation of the Corixa Board of Directors...........   45
  Record Date and Voting Power..............................   45
  Voting and Revocation of Proxies..........................   45
  Quorum; Required Vote.....................................   46
  Solicitation of Proxies...................................   46
  Other Matters.............................................   46
SPECIAL MEETING OF COULTER STOCKHOLDERS.....................   47
  Date, Time and Place of Special Meeting...................   47
  Purposes of Special Meeting...............................   47
  Recommendation of the Coulter Board of Directors..........   47
  Record Date and Voting Power..............................   47
  Voting and Revocation of Proxies..........................   47
  Quorum; Required Vote.....................................   47
  Solicitation of Proxies...................................   48
  No Appraisal Rights.......................................   48
  Other Matters.............................................   48
THE MERGER..................................................   49
  General Description.......................................   49
  Joint Reasons for the Merger..............................   49
  Recommendation of the Corixa Board; Corixa's Reasons for
     the Merger.............................................   50
  Recommendation of the Coulter Board; Coulter's Reasons for
     the Merger.............................................   51
  Opinion of Corixa's Financial Advisor.....................   53
  Opinion of Coulter's Financial Advisor....................   57
  History of the Transaction................................   64

                                                              PAGE
                                                              ----
  Management and Operations Following the Merger............   65
  Interests of Certain Persons in the Merger................   65
  Material U.S. Federal Income Tax Consequences.............   67
  Accounting Treatment......................................   68
  Regulatory Filings and Approvals Required to Complete the
     Merger.................................................   69
  Resale Restriction........................................   69
  Voting Agreements.........................................   69
  Listing on Nasdaq of Corixa Common Stock to Be Issued in
     the Merger.............................................   69
  Delisting and Deregistration of Coulter Common Stock After
     the Merger.............................................   69
TERMS OF THE MERGER.........................................   70
  The Merger................................................   70
  Effective Time of the Merger..............................   70
  Conversion of Shares......................................   70
  Assumption of Coulter's Stock Option Plans by Corixa......   71
  Assumption of Coulter's Employee Stock Purchase Plan by
     Corixa.................................................   71
  Exchange of Shares........................................   71
  Representations and Warranties............................   72
  Conduct of Coulter's Business Prior to Completion of the
     Merger.................................................   74
  Conduct of Corixa's Business Prior to Completion of the
     Merger.................................................   76
  Covenants.................................................   76
  No Other Negotiations Involving Coulter...................   77
  No Other Negotiations Involving Corixa....................   79
  Indemnification...........................................   81
  Conditions................................................   82
  Termination of the Merger Agreement.......................   83
  Expenses; Termination Fees................................   85
  Amendment, Extension and Waiver...........................   86
INFORMATION CONCERNING CORIXA...............................   87
INFORMATION CONCERNING COULTER..............................   89
OWNERSHIP OF CORIXA CAPITAL STOCK...........................   91
OWNERSHIP OF COULTER CAPITAL STOCK..........................   93
COMPARISON OF RIGHTS OF HOLDERS OF CORIXA CAPITAL STOCK AND
  HOLDERS OF COULTER CAPITAL STOCK..........................   95
EXPERTS.....................................................   96
LEGAL MATTERS...............................................   96
OTHER MATTERS...............................................   96
STOCKHOLDER PROPOSALS.......................................   97


APPENDIX A Agreement and Plan of Merger dated as of October 15, 2000 APPENDIX B Fairness Opinion of Pacific Growth Equities, Inc.
APPENDIX C  Fairness Opinion of Deutsche Banc Alex. Brown

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: HOW WILL CORIXA AND COULTER STOCKHOLDERS BENEFIT FROM THE MERGER?

A: The Corixa board of directors and the Coulter board of directors believe that the stockholders of both companies will benefit in a number of ways, including the following:

   - The merger will create a combined biopharmaceutical company with:

      - a stronger preclinical and discovery capability;

      - an enhanced clinical pipeline;

      - a more diversified product base and research and development capability;

      - an enhanced sales and marketing program;

      - an expanded distribution network;

      - a broader international presence; and


      - a greater potential to establish future partnerships.


   - The merger will create a combined company with greater overall immunotherapy expertise by combining Corixa's expertise in antigen discovery with Coulter's expertise in developing monoclonal antibodies directed to targeted antigens and enhancing the therapeutic application of these antibodies with radionuclides and cytotoxic agents.

   - The combination of the two companies' research and development operations and business development operations are expected to result in operating synergies.

   - The merger will create a combined company with expanded drug development capabilities and an enhanced ability to compete in the biopharmaceutical industry because of the combined company's broader technology and product base.

   - The merger will create a combined company with a stronger overall financial condition.

A: In addition to the anticipated joint benefits described above, the Corixa board of directors believes that Corixa stockholders will benefit from the merger because:

   - The combined company will possess a sales and marketing group with expertise in marketing oncology therapeutics, which expertise does not currently exist at Corixa.

   - The merger will add a late-stage Phase III immunotherapy clinical trial product to Corixa's product portfolio.

   - The merger will add additional discovery and development technology and expertise complementary to Corixa's antigen discovery expertise.

   - The merger will enhance Corixa's internal discovery and development expertise and as a result its need to contract discovery and development from other companies should decrease.

   - Combining the companies should accelerate the rate of discovery and development of new intellectual property and product opportunities may accelerate.

THE CORIXA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE ISSUANCE OF SHARES OF CORIXA COMMON STOCK IN CONNECTION WITH THE MERGER.

A: In addition to the anticipated joint benefits described above, the Coulter board of directors believes that Coulter stockholders will benefit from the merger because:

   - The combined company will have a broader, more diversified development and product base than Coulter as a stand-alone company.

   - The merger will provide Coulter with access to Corixa's antigen discovery capabilities, which are complementary to Coulter's antibody and targeted oncologics programs.

   - The merger will provide Coulter with access to Corixa's immunotherapeutic vaccine capabilities.

   - The merger will add late-stage Phase II and Phase III clinical trial products to Coulter's product pipeline.

   - The merger will enhance Coulter's manufacturing capability.


   - The consideration offered by Corixa in connection with the merger is fair to, and in the best interests of, Coulter and its stockholders, the market value of the Corixa common stock to be issued in the merger representing a premium of approximately 43.3% over the closing sales price of the Coulter common stock on October 13, 2000, the last trading day prior to announcement of the signing of the merger agreement.

THE COULTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.

Q: WHAT WILL I, AS A COULTER STOCKHOLDER, RECEIVE IN THE MERGER?

A: If the merger is completed, you will receive 1.003 shares of Corixa common stock for each share of Coulter common stock that you own.

   Corixa will not issue fractions of its shares to you in the merger. Instead, you will receive cash equal to the product of the applicable fraction multiplied by the average of the last reported sales price of Corixa common stock for the 20 consecutive trading days ending on the trading day immediately preceding the effective time of the merger.

Q: WHAT DO I NEED TO DO NOW?

A: After carefully reading and considering the information contained in this joint proxy statement/prospectus, indicate on your proxy card how you want to vote, and sign, date and mail the proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the special meeting.

Q: IF MY BROKER HOLDS MY SHARES IN A "STREET NAME," WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares according to the directions your broker provides. Without instructions, your broker will not vote your shares.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, Corixa will send you written instructions for exchanging your Coulter stock certificates for Corixa stock certificates.

Q: WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: Both companies are working toward completing the merger as quickly as possible. In addition to several other closing conditions, prior to the effectiveness of the merger we must obtain approval from the stockholders of both Corixa and Coulter. If all necessary approvals are obtained and closing conditions are satisfied in a timely manner, we expect to complete the merger in December 2000.

Q: WHAT ARE THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO
   ME AS A COULTER STOCKHOLDER?


A: In most cases, the exchange of shares by Coulter stockholders will be "tax-free" for federal income tax purposes. However, you will have to report a taxable gain or loss if you receive cash for fractional shares. To review the material U.S. federal income tax consequences to you and to Coulter in more detail, see the section entitled "The Merger -- Material U.S. Federal Income Tax Consequences." You should also consult your tax advisor.

                      WHO CAN HELP ANSWER YOUR QUESTIONS?

     If you have additional questions about this joint proxy statement/prospectus, you should contact:

                               Corixa Corporation
                              1124 Columbia Street
                                   Suite 200
                         Seattle, Washington 98104-2040
                          Phone Number: (206) 754-5711
              Attention: Michelle Burris, Chief Financial Officer

                          Coulter Pharmaceutical, Inc.
                             600 Gateway Boulevard
                     South San Francisco, California 94080
                          Phone Number: (650) 553-1190
             Attention: William G. Harris, Chief Financial Officer

       Both Corixa and Coulter stockholders should contact the following proxy solicitor with any additional questions about solicitation of stockholder proxies:

                             W.F. Doring & Company
                           150 Bay Street, 8th Floor
                         Jersey City, New Jersey 07302
                          Phone Number: (201) 420-6262
                           Attention: William Doring

                  DOCUMENTS INCORPORATED BY REFERENCE IN THIS
                        JOINT PROXY STATEMENT/PROSPECTUS

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED IN OR DELIVERED WITH THIS JOINT PROXY
STATEMENT/PROSPECTUS.

     All documents filed by Corixa and Coulter under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date hereof and before the date of the Corixa special meeting and the Coulter special meeting are incorporated by reference into and made a part of this joint proxy statement/prospectus from the date of filing of those documents.

     The following documents that were filed by Corixa with the SEC are incorporated by reference into this joint proxy statement/prospectus:

     - Corixa's annual report on Form 10-K/A for the fiscal year ended December 31, 1999 filed March 31, 2000;

     - Corixa's quarterly report on Form 10-Q for the quarter ended March 31, 2000 filed May 12, 2000;

     - Corixa's quarterly report on Form 10-Q for the quarter ended June 30, 2000 filed August 14, 2000;

     - Corixa's quarterly report on Form 10-Q/A for the quarter ended September 30, 2000 filed November 7, 2000;

     - Corixa's current report on Form 8-K filed August 9, 1999;

     - Corixa's current report on Form 8-K filed October 21, 1999;

     - Corixa's current report on Form 8-K filed August 28, 2000, as amended by Form 8-K/A filed October 31, 2000;

     - Corixa's current report on Form 8-K filed October 16, 2000; and

     - Corixa's current report on Form 8-K filed November 3, 2000.

     The following documents that were filed by Coulter with the SEC are incorporated by reference into this joint proxy statement/prospectus:

     - Coulter's annual report on Form 10-K for the fiscal year ended December 31, 1999 filed March 27, 2000;

     - Coulter's quarterly report on Form 10-Q for the quarter ended March 31, 2000 filed May 16, 2000;

     - Coulter's quarterly report on Form 10-Q for the quarter ended June 30, 2000 filed August 11, 2000;

     - Coulter's quarterly report on Form 10-Q for the quarter ended September 30, 2000 filed November 2, 2000; and

     - Coulter's current report on Form 8-K filed October 16, 2000.

     Any statement contained in a document incorporated or deemed to be incorporated in this joint proxy statement/prospectus by reference will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this joint proxy statement/ prospectus or any other subsequently filed document that is deemed to be incorporated in this joint proxy statement/prospectus by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     Corixa and Coulter file annual, quarterly and current reports, proxy solicitation statements and other information with the SEC. You may read and copy any reports, statements or other information filed by

Corixa or Coulter at the SEC's public reference rooms in Washington, D.C., New York City and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Corixa's and Coulter's filings are also available to the public from commercial document retrieval services and at the Internet Web site maintained by the SEC at http://www.sec.gov.

     Corixa filed a registration statement on Form S-4 with the SEC to register the Corixa common stock to be issued to Coulter stockholders in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement. As allowed by the SEC's rules, this joint proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. This joint proxy statement/prospectus summarizes some of the documents that are exhibits to the registration statement, and you should refer to the exhibits for a more complete description of the matters covered by those documents.

     Neither Corixa nor Coulter has authorized anyone to give any information regarding the solicitation of proxies or the offering of shares of Corixa common stock that is different from the information contained in this joint proxy statement/prospectus. This is not an offer to sell to or a solicitation of anyone to whom it would be unlawful to make an offer or solicitation. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any time after the date of this joint proxy statement/prospectus, and neither the mailing of this joint proxy statement/prospectus to stockholders nor the issuance of Corixa common stock in connection with the merger should create any implication to the contrary.

                           FORWARD-LOOKING STATEMENTS


     This joint proxy statement/prospectus contains forward-looking statements. These statements relate to future events or the future financial performance of Corixa, Coulter or the combined company. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words and other comparable terminology. These forward-looking statements only reflect management's expectations and estimates. Actual events or results may differ materially from those expectations and estimates for many reasons, including those reasons set forth in "Risk Factors" beginning on page 23. Neither Corixa nor Coulter undertakes any obligation to update any forward-looking statements.


                                   TRADEMARKS

     AnergiX(R), Melacine(R) and MPL(R) are registered trademarks of Corixa. Corixa(TM), the stylized Corixa logo, AnergiX.RA(TM), AnergiX.MS(TM), AnergiX.MG(TM), AnervaX.RA(TM), AnervaX.DB(TM), AnervaX.MG(TM), Enhanzyn(TM), Detox(TM), Detox B-SE(TM), PVAC(TM), Ribi.529(TM) and Powered by Corixa(TM) are trademarks of Corixa.

     Bexxar(TM) is a trademark of Coulter. Coulter(TM) is a licensed trademark of Coulter from Beckman Coulter, Inc.

     This joint proxy statement/prospectus also may include trade names and trademarks of companies other than Corixa or Coulter. The use of any third-party trade name or trademark in this joint proxy statement/prospectus is in an editorial fashion only, and to the benefit of the owner thereof, with no intention of commercial use or infringement of any trade name or trademark.

                                    SUMMARY

     This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this entire joint proxy statement/prospectus and the documents to which we have referred you.


     Corixa has provided the information in this joint proxy statement/prospectus about Corixa, and Coulter has provided the information in this joint proxy statement/prospectus about Coulter.


                                 THE COMPANIES

     CORIXA (SEE PAGE 87). Corixa Corporation, headquartered in Seattle, Washington, is a research and development-based biotechnology company committed to treating and preventing autoimmune diseases, cancer and infectious diseases by understanding and directing the immune system. Corixa is focused on developing immunotherapeutic products and has a broad technology platform enabling both fully integrated vaccine design and the use of its separate proprietary vaccine components -- antigens, adjuvants or antigen delivery technology -- on a standalone, Powered by Corixa(TM) basis. Corixa exploits its expertise in immunology and its proprietary technology platforms to discover and develop vaccines, antigen-based products, including monoclonal antibody-based products, and novel adjuvants. Corixa's goal is to be a leader in the discovery and commercialization of products to prevent, treat or diagnose autoimmune diseases, cancer and infectious diseases. Corixa's strategy is to partner with numerous developers and marketers of pharmaceutical and diagnostic products with the goal of making products based on Corixa's technologies available to patients on a worldwide basis. Corixa dedicates most of its resources to product innovation and invests its own capital in direct funding of individual product clinical trials.

     Corixa was incorporated in Delaware in September 1994. Corixa's principal executive offices are located at 1124 Columbia Street, Suite 200, Seattle, Washington 98104-2040, and its telephone number is (206) 754-5711.

     COULTER (SEE PAGE 89). Coulter Pharmaceutical, Inc., located in South San Francisco, California, is engaged in developing novel drugs and therapies for treating people with cancer or autoimmune diseases. Coulter is currently developing a family of potential therapeutics based on two drug discovery programs: therapeutic antibodies and targeted oncologics. Within these broad drug discovery programs, Coulter is currently concentrating on several distinct platform technologies: therapeutic antibodies consisting of both conjugated and unconjugated antibody technology, and targeted oncologics based on tumor-activated pro-drug, or TAP, technology and tumor specific targeting, or TST, technology. Coulter is also developing a portfolio of proprietary ultrapotent compounds (which generally are at least 1,000 times more potent than standard chemotherapeutic agents and are active against drug-resistant tumor cells) that Coulter believes will be suitable payloads for both its TAP and TST platforms.

     Coulter was incorporated in Delaware in February 1995. Coulter's principal executive offices are located at 600 Gateway Boulevard, South San Francisco, California 94080, and its telephone number is (650) 553-2000.

                      THE SPECIAL MEETINGS OF STOCKHOLDERS


     THE CORIXA SPECIAL MEETING (SEE PAGE 45). The Corixa special meeting of stockholders will be held in the Cedar Room at Corixa Corporation, 1124 Columbia Street, Seattle, Washington on December 21, 2000, at 1:00 p.m., local time. At the special meeting, Corixa will ask its stockholders to approve the issuance of shares of Corixa common stock in connection with the merger.


     Corixa stockholders may also consider and vote on such other matters as may be properly brought before the Corixa special meeting.


     CORIXA RECORD DATE AND VOTING POWER (SEE PAGE 45). Only holders of record of Corixa common stock and Series A preferred stock at the close of business on November 16, 2000, the record date, are entitled to notice of, and to vote at, the Corixa special meeting. There were approximately 1,523 holders of record of Corixa common stock and one holder of record of Corixa Series A preferred stock at the close of business on the record date, with approximately 21,114,682 shares of Corixa common stock and 12,500 shares of Corixa Series A preferred stock issued and outstanding. Each stockholder of record of Corixa common stock is entitled to cast one vote per share and each stockholder of record of Corixa Series A preferred stock is entitled to cast approximately 117.65 votes per share, with fractional voting rights for the Series A preferred stock being rounded to the nearest whole number.


     CORIXA VOTE REQUIRED (SEE PAGE 46). Approval of the issuance of shares of Corixa common stock in connection with the merger requires the affirmative vote of a majority of all shares of Corixa common stock and Series A preferred stock voting at the Corixa special meeting, voting together as a single class on an as-converted basis.


     THE COULTER SPECIAL MEETING (SEE PAGE 47). The Coulter special meeting of stockholders will be held at Cooley Godward LLP, 3175 Hanover Street, Palo Alto, California, on December 21, 2000, at 1:00 p.m., local time. At the special meeting, Coulter will ask its stockholders to adopt the merger agreement.


     Coulter stockholders may also consider and vote on such other matters as may be properly brought before the Coulter special meeting.

     COULTER RECORD DATE AND VOTING POWER (SEE PAGE 47). Only holders of record of Coulter common stock at the close of business on November 8, 2000, the record date, are entitled to notice of, and to vote at, the Coulter special meeting. There were approximately 362 holders of record of Coulter common stock at the close of business on the record date, with 18,901,609 shares of Coulter common stock issued and outstanding. Each share of Coulter common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.


     COULTER VOTE REQUIRED (SEE PAGE 47). Adoption of the merger agreement requires the affirmative vote of a majority of all shares of Coulter common stock outstanding on the record date.

                                   THE MERGER

     WHAT WILL HAPPEN TO COULTER (SEE PAGE 49). If the merger is completed, Clearwater Acquisitions Corporation, a wholly owned subsidiary of Corixa, also referred to in this joint proxy statement/prospectus as Clearwater, will merge with and into Coulter, with Coulter being the surviving corporation. Coulter will be a wholly owned subsidiary of Corixa. Each stockholder that owned Coulter common stock before the merger will own Corixa common stock after the merger.


     MANAGEMENT AND OPERATIONS FOLLOWING THE MERGER (SEE PAGE 65). Following the merger, Corixa's new board of directors will be comprised of Corixa's current board of directors. In addition, Michael F. Bigham, president and chief executive officer of Coulter, will join the Corixa board as vice chairman, and Robert Momsen and Samuel Saks, both directors of Coulter, will join the Corixa board as directors. Additional announcements regarding the specific composition of Corixa's senior management team will follow during November. In addition, Corixa will integrate the operations, facilities and personnel of Corixa's Redwood City operation into Coulter's South San Francisco campus.



     WHAT COULTER STOCKHOLDERS WILL RECEIVE (SEE PAGE 70). Based on the capitalization of Coulter on October 13, 2000, the last trading day before the announcement of the merger, Coulter stockholders would receive approximately 18,926,780 shares of Corixa common stock. This represents 1.003 shares of Corixa common stock for each share of Coulter common stock.


     Coulter stockholders will not receive fractional shares. Instead, each Coulter stockholder otherwise entitled to a fraction of a share of Corixa common stock will receive cash equal to the product of the applicable fraction multiplied by the average of the last reported sales price of Corixa common stock for the 20 consecutive trading days ending on the trading day immediately preceding the effective time of the merger.

     Based on the capitalization of Coulter on October 13, 2000, the holders of Coulter common stock would hold approximately 47% of the total number of shares of Corixa common stock outstanding immediately after completion of the merger.

     DO NOT SEND IN YOUR COULTER STOCK CERTIFICATES UNTIL INSTRUCTED TO DO SO AFTER THE MERGER IS COMPLETED.

     CERTAIN INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER (SEE PAGE 65). In considering the Coulter board of directors' recommendation that you vote "FOR" adoption of the merger agreement, you should be aware that some officers and directors of Coulter have interests in the merger that are different from, or in addition to, your interests. These interests include employment agreements, consulting arrangements and accelerated vesting of stock options.

     CONDITIONS TO THE MERGER (SEE PAGE 82). The obligations of Corixa and Coulter to complete the merger are contingent on the satisfaction or waiver of a number of conditions described below in this joint proxy statement/prospectus.

     TERMINATION OF THE MERGER AGREEMENT; TERMINATION FEE (SEE PAGE 83). Corixa and Coulter may terminate the merger agreement under a number of circumstances described below in this joint proxy statement/prospectus. The merger agreement requires Corixa and Coulter to pay termination fees under various circumstances described below in this joint proxy statement/prospectus.

     EFFECTIVENESS OF THE MERGER (SEE PAGE 70). Assuming that both Coulter and Corixa satisfy or waive all of the conditions to effectiveness of the merger, Corixa and Coulter currently anticipate that the merger will be completed in December 2000.

     ACCOUNTING TREATMENT (SEE PAGE 68). The merger will be accounted for as a purchase.


     OPINIONS OF FINANCIAL ADVISORS (SEE PAGES 53 AND 57). In deciding whether to approve the merger, the Corixa board of directors considered the opinion of its financial advisor, Pacific Growth Equities, Inc., that as of October 14, 2000, and subject to various assumptions and other matters described in its opinion, the exchange ratio is fair from a financial point of view to the Corixa stockholders. In deciding whether to approve the merger, the Coulter board of directors considered the opinion of its financial advisor, Deutsche Banc Alex. Brown, that as of October 15, 2000, and subject to various assumptions and other matters described in its opinion, the exchange ratio is fair from a financial point of view to the Coulter stockholders. These opinions are attached as Appendices B and C to this joint proxy statement/prospectus. WE ENCOURAGE YOU TO READ THESE OPINIONS IN THEIR ENTIRETY, ALTHOUGH THEY ARE LIMITED TO THE FAIRNESS OF THE EXCHANGE RATIO TO THE CORIXA AND COULTER STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW AND DO NOT CONSTITUTE A RECOMMENDATION AS TO HOW YOU SHOULD VOTE.

     MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 66). The merger has been structured so that Coulter stockholders will not recognize any gain or loss for U.S. federal income tax purposes in the merger, except for tax payable because of cash received by Coulter stockholders instead of fractional shares.

     NO APPRAISAL RIGHTS (SEE PAGE 48). Coulter is organized under Delaware law. Under Delaware law, holders of Coulter common stock are not entitled to exercise appraisal rights in connection with the merger or to demand cash payment for their shares.


     EXPIRATION OR TERMINATION OF ANTITRUST LAW WAITING PERIOD (SEE PAGE 68). The merger is subject to filing requirements under U.S. antitrust laws. Corixa and Coulter made the required filings under U.S. antitrust laws and regulations with the Department of Justice and the Federal Trade Commission on November 7, 2000. Corixa and Coulter are not, however, permitted to complete the merger until the applicable waiting period under the U.S. antitrust laws and regulations has expired or terminated.



     VOTING AGREEMENTS (SEE PAGE 69). Each of the Corixa officers and directors and certain entities affiliated with those officers and directors have signed a voting agreement with respect to a total of approximately 13.8% of the outstanding shares of Corixa common stock, based on total shares outstanding on October 13, 2000 of the outstanding shares of Corixa common stock, and each of the Coulter officers and directors and certain entities affiliated with those officers and directors have signed a voting agreement with respect to a total of approximately 9.0% of the outstanding shares of Coulter common stock, based on total shares outstanding on October 13, 2000. Under these agreements, these stockholders have agreed to vote all of their shares in favor of the issuance of shares of Corixa common stock in connection with the merger, in the case of the Corixa officers and directors and related entities, or in favor of adoption of the merger agreement, in the case of the Coulter officers and directors and related entities. They have also irrevocably appointed representatives of the other company as proxies to vote their shares in favor of the issuance of shares of Corixa common stock in connection with the merger, in the case of the Corixa officers and directors and related entities, and in favor of adoption of the merger agreement, in the case of the Coulter officers and directors and related entities. Additionally, these agreements restrict these stockholders' ability to dispose of Corixa common stock for a period of 90 days following the merger.


                            ------------------------

     COMPARATIVE MARKET PRICE INFORMATION (SEE PAGE 22). Corixa common stock is quoted on Nasdaq under the symbol "CRXA." Coulter common stock is quoted on Nasdaq under the symbol "CLTR." Following completion of the merger, Coulter common stock will cease to be quoted on Nasdaq.


     The following table sets forth as of October 13, 2000, the last trading day before Corixa and Coulter announced the merger, and as of November 16, 2000:


     - the closing sales price per share of Corixa common stock on Nasdaq;

     - the closing sales price per share of Coulter common stock on Nasdaq; and

     - the estimated equivalent per share price of Coulter common stock.

The estimated equivalent per share price of Coulter common stock is calculated by multiplying the price of Corixa common stock by the exchange ratio of 1.003. The actual prices of shares of Corixa common stock and Coulter common stock fluctuate continuously. Accordingly, the Corixa and Coulter prices per share prior to or at the time Corixa and Coulter complete the merger cannot be predicted.


                                                    CORIXA             COULTER         ESTIMATED EQUIVALENT
                                                PER SHARE PRICE    PER SHARE PRICE    COULTER PER SHARE PRICE
                                                ---------------    ---------------    -----------------------
October 13, 2000..............................      $44.19             $30.94                 $44.32
November 16, 2000.............................      $39.44             $38.75                 $39.56


                           -------------------------

     One of the members of the Corixa board of directors, Dr. Arnold L. Oronsky, is also a member of the Coulter board of directors. As a result, Dr. Oronsky was excused from the deliberations of both boards of directors regarding the proposed merger and thus did not participate in any vote related to the merger.

     As used throughout this joint proxy statement/prospectus, "the unanimous approval" of the Corixa or Coulter board of directors and other similar phrases means the unanimous vote of the remaining directors of the Corixa and Coulter boards of directors after excusing Dr. Oronsky from the deliberations concerning the proposed issuance of shares of Corixa common stock and adoption of the merger agreement.

                            ------------------------

     THE CORIXA BOARD OF DIRECTORS HAS CONCLUDED THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF CORIXA AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE ISSUANCE OF SHARES OF CORIXA COMMON STOCK IN CONNECTION WITH THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE ISSUANCE OF SHARES OF CORIXA COMMON STOCK IN CONNECTION WITH THE MERGER. THE COULTER BOARD OF DIRECTORS HAS CONCLUDED THAT THE PROPOSAL TO ADOPT THE MERGER AGREEMENT IS ADVISABLE AND IS IN THE BEST INTERESTS OF COULTER AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.

              SELECTED HISTORICAL FINANCIAL INFORMATION OF CORIXA

     The following selected historical financial information of Corixa should be read in conjunction with Corixa's "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited consolidated financial statements of Corixa and related notes, incorporated by reference into this joint proxy statement/prospectus.

                               CORIXA CORPORATION

                         SELECTED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      NINE MONTHS ENDED
                                                        SEPTEMBER 30,                   YEAR ENDED DECEMBER 31,
                                                     -------------------   -------------------------------------------------
                                                       2000       1999       1999       1998      1997      1996      1995
                                                     --------   --------   --------   --------   -------   -------   -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
  Collaborative agreements.........................  $ 31,906   $ 16,196   $ 25,035   $ 17,003   $13,390   $ 4,402   $ 2,411
  Government grants................................     1,675      1,182      1,463      1,267       977     1,403       304
                                                     --------   --------   --------   --------   -------   -------   -------
    Total revenue..................................    33,581     17,378     26,498     18,270    14,367     5,805     2,715
Operating expenses:
  Research and development.........................    50,656     28,364     41,962     27,436    16,398     9,995     7,040
  General and administrative.......................     4,498      2,186      3,743      2,672     2,033       781       532
  Acquired in-process research and development.....        --     11,612     37,637     12,021        --        --        --
  Amortization of acquisition-related
    intangibles....................................     2,333         --        587         --        --        --        --
                                                     --------   --------   --------   --------   -------   -------   -------
    Total operating expenses.......................    57,487     42,162     83,929     42,129    18,431    10,776     7,572
                                                     --------   --------   --------   --------   -------   -------   -------
Loss from operations...............................   (23,906)   (24,784)   (57,431)   (23,859)   (4,064)   (4,971)   (4,857)
Other income, net..................................     3,129      2,220      2,673      2,543     1,388       824       707
                                                     --------   --------   --------   --------   -------   -------   -------
Net loss...........................................   (20,777)   (22,564)   (54,758)   (21,316)   (2,676)   (4,147)   (4,150)
Preferred stock dividend...........................      (468)    (5,851)    (6,008)        --        --        --        --
                                                     --------   --------   --------   --------   -------   -------   -------
Net loss applicable to common stockholders.........  $(21,245)  $(28,415)  $(60,766)  $(21,316)  $(2,676)  $(4,147)  $(4,150)
                                                     ========   ========   ========   ========   =======   =======   =======
Basic and diluted net loss per common share........  $  (1.05)  $  (1.95)  $  (3.91)  $  (1.75)  $ (0.55)  $ (1.65)  $ (1.67)
                                                     ========   ========   ========   ========   =======   =======   =======
Shares used in computing basic and diluted net loss
  per common share.................................    20,159     14,566     15,528     12,172     4,891     2,521     2,487
                                                     ========   ========   ========   ========   =======   =======   =======

                                                                                              DECEMBER 31,
                                                           SEPTEMBER 30,   --------------------------------------------------
                                                               2000          1999       1998       1997      1996      1995
                                                           -------------   --------   --------   --------   -------   -------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and securities
  available-for-sale.....................................    $ 108,657     $ 45,553   $ 45,141   $ 56,318   $11,933   $10,773
Working capital..........................................       66,423       20,919     36,979     53,962    10,101     9,743
Total assets.............................................      157,614       92,480     61,184     61,807    15,185    12,340
Long-term obligations, less current portion..............       11,906       11,426     11,835      6,924     1,175       816
Redeemable common stock..................................        2,000        2,000         --         --        --        --
Accumulated deficit......................................     (108,813)     (88,036)   (33,278)   (11,962)   (9,286)   (5,139)
Total stockholders' equity...............................      101,441       58,781     42,184     51,285    11,226    10,264

              SELECTED HISTORICAL FINANCIAL INFORMATION OF COULTER

     The following selected historical financial information of Coulter should be read in conjunction with Coulter's "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited consolidated financial statements of Coulter and related notes, incorporated by reference into this joint proxy statement/prospectus.

                          COULTER PHARMACEUTICAL, INC.

                         SELECTED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                  INCEPTION         INCEPTION
                               NINE MONTHS ENDED                                                (FEBRUARY 16,     (FEBRUARY 16,
                                 SEPTEMBER 30,              YEAR ENDED DECEMBER 31,                 1995)             1995)
                              -------------------   ----------------------------------------   TO DECEMBER 31,   TO SEPTEMBER 30,
                                2000       1999       1999      1998       1997       1996          1995               2000
                              --------   --------   --------   -------   --------   --------   ---------------   ----------------
STATEMENT OF OPERATIONS
  DATA:
Corporate partner revenue...  $  2,000   $     --   $     --   $34,250   $     --   $     --     $        --        $  36,250
Revenues from unconsolidated
  joint business............     6,917      4,975      5,449     1,750         --         --              --           14,116
                              --------   --------   --------   -------   --------   --------     -----------        ---------
    Total revenue...........     8,917      4,975      5,449    36,000         --         --              --           50,366
Operating expenses:
  Research and
    development.............    38,731     33,414     44,804    30,848     21,045     13,681           2,539          151,648
  Selling, general and
    administrative..........    12,519     11,459     15,947    11,358      7,610      2,409             581           50,424
                              --------   --------   --------   -------   --------   --------     -----------        ---------
    Total operating
      expenses..............    51,250     44,873     60,751    42,206     28,655     16,090           3,120          202,072
Interest income and other,
  net.......................     2,334      3,760      4,696     4,248      2,327        752             127           14,484
                              --------   --------   --------   -------   --------   --------     -----------        ---------
Net loss....................  $(39,999)  $(36,138)  $(50,606)  $(1,958)  $(26,328)  $(15,338)    $    (2,993)       $(137,222)
                              ========   ========   ========   =======   ========   ========     ===========        =========
Basic and diluted net loss
  per share.................  $  (2.32)  $  (2.17)  $  (3.03)  $ (0.13)  $  (2.58)  $(649.39)    $(12,736.17)
                              ========   ========   ========   =======   ========   ========     ===========
Shares used in computing
  basic and diluted net loss
  per share.................    17,236     16,663     16,695    14,562     10,197         24           0.235
                              ========   ========   ========   =======   ========   ========     ===========

                                                                                            DECEMBER 31,
                                                         SEPTEMBER 30,   ---------------------------------------------------
                                                             2000          1999       1998       1997       1996      1995
                                                         -------------   --------   --------   --------   --------   -------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments......    $  82,679     $ 82,425   $139,778   $ 75,445   $ 16,443   $ 3,438
Working capital........................................       72,475       73,734    131,263     65,202     10,737     2,878
Total assets...........................................      115,710      110,205    153,430     78,671     18,321     3,628
Non-current portion of equipment financing obligations
  and debt facility....................................        8,086        9,428      6,659      2,298      1,535        --
Deficit accumulated during the development stage.......     (137,222)     (97,223)   (46,617)   (44,659)   (18,331)   (2,993)
Total stockholders' equity.............................       85,284       86,807    135,193     65,861     10,546     2,997

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated financial statements give effect to the merger using the purchase method of accounting. The unaudited pro forma consolidated balance sheet gives effect to the merger as if it had occurred on September 30, 2000. The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2000 and the year ended December 31, 1999 give effect to the merger and Corixa's acquisition of Ribi ImmunoChem Research, Inc., or Ribi, as if they had occurred on January 1, 1999. The unaudited pro forma consolidated financial statements do not purport to represent what Corixa's financial position or results of operations would actually have been if the merger and the Ribi acquisition had in fact occurred on those dates or to project Corixa's financial position or results of operations as of any future date or for any future period.

     For pro forma purposes:

     - Corixa's unaudited consolidated balance sheet as of September 30, 2000 has been consolidated with Coulter's unaudited consolidated balance sheet as of September 30, 2000 as if the merger had occurred on September 30, 2000.

     - Corixa's consolidated statement of operations for the year ended December 31, 1999 has been combined with Ribi's unaudited statement of operations for the period from January 1, 1999 to October 6, 1999 to arrive at Corixa's pro forma combined results.

     - Corixa's unaudited consolidated statement of operations for the nine months ended September 30, 2000 and pro forma combined results for the year ended December 31, 1999 have been combined with Coulter's unaudited consolidated statement of operations for the nine months ended September 30, 2000 and for the year ended December 31, 1999 to arrive at the pro forma combined results.

     The unaudited pro forma consolidated financial information has been prepared based on the assumptions described in the notes to the unaudited pro forma consolidated financial information and includes assumptions relating to the allocation of the consideration paid for the assets and liabilities of Coulter based on their estimated fair value. In Corixa's opinion, all adjustments necessary to present fairly the unaudited pro forma consolidated financial information have been made based on the proposed terms and structure of the merger. The unaudited pro forma adjustments have been applied to the financial information derived from the financial statements of Corixa and of Coulter to account for the merger as a purchase; accordingly, assets acquired and liabilities assumed are reflected at their estimated fair values.


     These unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with the historical consolidated financial statements and the related notes thereto of Corixa and of Coulter and other financial information pertaining to Corixa and Coulter, including Corixa's "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Coulter's "Management's Discussion and Analysis of Financial Condition and Results of Operations," incorporated by reference to the documents listed in "Documents Incorporated by Reference in This Joint Proxy Statement/Prospectus."

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 2000
                                 (IN THOUSANDS)


                                                                           FOOTNOTE
                                                           PRO FORMA      REFERENCE      PRO FORMA
                                 CORIXA       COULTER     ADJUSTMENTS    (SEE NOTE 2)     COMBINED
                                ---------    ---------    -----------    ------------    ----------
ASSETS
Current assets:
  Cash and cash equivalents...  $  22,070    $  44,726     $      --                     $   66,796
  Securities
     available-for-sale.......     72,392       37,953            --                        110,345
  Accounts receivable.........      4,309           --            --                          4,309
  Interest receivable.........      1,325           --            --                          1,325
  Prepaid expenses and other
     assets...................      5,140       12,136                                       17,276
  Deposits....................      1,704           --            --                          1,704
                                ---------    ---------     ---------                     ----------
     Total current assets.....    106,940       94,815                                      201,755
Property and equipment, net...     20,691       19,505            --                         40,196
Securities available-for-sale,
  noncurrent..................     14,195           --            --                         14,195
Investments...................      2,245           --            --                          2,245
Acquisition-related intangible
  assets, net.................     12,422           --       178,429         (C)            194,751
                                                               3,900         (B)
Deferred charges, deposits and
  other assets................      1,121        1,390            --                          2,511
                                ---------    ---------     ---------                     ----------
     Total assets.............  $ 157,614    $ 115,710     $ 182,329                     $  455,653
                                =========    =========     =========                     ==========

LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current liabilities:
  Accounts payable and accrued
     liabilities..............  $  17,393    $  20,371     $   1,800         (D)         $   54,864
                                                              15,300         (D)

  Dividend payable............        312           --            --                            312
  Deferred revenue............     18,888           --            --                         18,888
  Current portion of
     obligations and
     commitments..............      3,924        1,969            --                          5,893
                                ---------    ---------     ---------                     ----------
     Total current
       liabilities............     40,517       22,340        17,100                         79,957
Long-term obligations and
  commitments, less current
  portion.....................     11,906        8,086                                       19,992
Deferred revenue, less current
  portion.....................      1,750           --                                        1,750
Redeemable common stock.......      2,000           --                                        2,000
Stockholders' equity:
  Preferred stock.............         --           --                                           --
  Common stock................         21           19           (19)        (E)                 40
                                                                  19         (F)
  Additional paid-in
     capital..................    210,488      224,047      (224,047)        (E)          1,142,093
                                                             800,259         (F)
                                                             131,346         (F)
  Deferred compensation.......       (146)      (1,463)        1,463         (E)            (54,857)
                                                             (54,711)        (F)
  Accumulated comprehensive
     loss.....................       (109)         (97)           97         (E)               (109)
  Accumulated deficit.........   (108,813)    (137,222)      137,222         (E)           (735,213)
                                                            (626,400)        (A)
                                ---------    ---------     ---------                     ----------
     Total stockholders'
       equity.................    101,441       85,284       165,229                        351,954
                                ---------    ---------     ---------                     ----------
     Total liabilities and
       stockholders' equity...  $ 157,614    $ 115,710     $ 182,329                     $  455,653
                                =========    =========     =========                     ==========

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               CORIXA/COULTER     FOOTNOTE
                                                                 PRO FORMA       REFERENCE     PRO FORMA
                                          CORIXA    COULTER     ADJUSTMENTS     (SEE NOTE 2)   COMBINED
                                         --------   --------   --------------   ------------   ---------
Revenue:
  Collaborative agreements.............  $ 31,906   $  2,000      $     --                     $  33,906
  Government grants....................     1,675         --            --                         1,675
  Revenue from unconsolidated joint
     business..........................        --      6,917            --                         6,917
                                         --------   --------      --------                     ---------
     Total revenue.....................    33,581      8,917            --                        42,498
Operating expenses:
  Research and development.............    50,656     38,731         7,591        (H)             96,978
  Sales, general and administrative....     4,498     12,519         2,667        (H)             19,684
  Amortization of acquisition-related
     intangibles.......................     2,333         --        34,187        (G)             36,520
                                         --------   --------      --------                     ---------
     Total operating expenses..........    57,487     51,250        44,445                       153,182
                                         --------   --------      --------                     ---------
Loss from operations...................   (23,906)   (42,333)      (44,445)                     (110,684)
Other income, net......................     3,129      2,334            --                         5,463
                                         --------   --------      --------                     ---------
Net loss...............................   (20,777)   (39,999)      (44,445)                     (105,221)
Preferred stock dividend...............      (468)        --            --                          (468)
                                         --------   --------      --------                     ---------
Net loss applicable to common
  stockholders.........................  $(21,245)  $(39,999)     $(44,445)                    $(105,689)
                                         ========   ========      ========                     =========
Basic and diluted net loss per common
  share................................  $  (1.05)  $  (2.32)                                  $   (2.70)
                                         ========   ========                                   =========
Shares used in computing basic and
  diluted net loss per share applicable
  to common............................
  stockholders.........................    20,159     17,236                      (I)             39,117
                                         ========   ========                                   =========

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                          CORIXA
                                        PRO FORMA                CORIXA/COULTER     FOOTNOTE
                                         COMBINED                  PRO FORMA       REFERENCE     PRO FORMA
                                       (SEE NOTE 3)   COULTER     ADJUSTMENTS     (SEE NOTE 2)   COMBINED
                                       ------------   --------   --------------   ------------   ---------
Revenue:
  Collaborative agreements...........    $ 29,150     $     --      $     --                     $  29,150
  Government grants..................       1,463           --            --                         1,463
  Revenue from unconsolidated joint
     business........................          --        5,449            --                         5,449
                                         --------     --------      --------                     ---------
     Total revenue...................      30,613        5,449            --                        36,062
Operating expenses:
  Research and development...........      48,702       44,804        30,364        (H)            123,870
  General and administrative.........       7,389       15,947        10,669        (H)             34,005
  Acquired in-process research and
     development.....................      37,637           --            --                        37,637
  Amortization of acquisition-related
     intangibles.....................       2,950           --        45,582        (G)             48,532
                                         --------     --------      --------                     ---------
     Total operating expenses........      96,678       60,751        86,615                       244,044
                                         --------     --------      --------                     ---------
Loss from operations.................     (66,065)     (55,302)      (86,615)                     (207,982)
Other income (net)...................       3,117        4,696            --                         7,813
                                         --------     --------      --------                     ---------
Net loss.............................     (62,948)     (50,606)      (86,615)                     (200,169)
Preferred stock dividend.............      (6,008)          --            --                        (6,008)
                                         --------     --------      --------                     ---------
Net loss applicable to common
  stockholders.......................    $(68,956)    $(50,606)     $(86,615)                    $(206,177)
                                         ========     ========      ========                     =========
Basic and diluted net loss per common
  share..............................    $  (3.47)    $  (3.03)                                  $   (5.31)
                                         ========     ========                                   =========
Shares used in computing basic and
  diluted net loss per share
  applicable to common
  stockholders.......................      19,859       16,695                      (I)             38,817
                                         ========     ========                                   =========

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF MERGER AND PURCHASE PRICE


     The unaudited pro forma consolidated financial statements reflect the conversion of all the outstanding shares of Coulter capital stock into approximately 18,958,313 shares of Corixa common stock pursuant to the merger. The calculation of the number of shares is based on outstanding shares of Coulter common stock of approximately 18,901,609 (which excludes approximately 134,790 common shares that will be issued to SmithKline Beecham plc for $5 million as a result of U.S. Food and Drug Administration, or FDA, acceptance of the Biologics License Application, or BLA, for Bexxar) multiplied by the exchange ratio of 1.003. Options to purchase approximately 4,233,730 shares of Coulter common stock will be assumed by Corixa pursuant to the merger agreement and converted into options to purchase approximately 4,246,228 shares of Corixa common stock. The total cost of the merger is estimated to be approximately $892.2 million, based on a fair value of Corixa common stock of $42.21. The total purchase price was as follows (in thousands):



Fair value of Corixa shares.................................  $800,278
Fair value of Coulter options assumed.......................   131,346
Less intrinsic value of unvested options....................   (54,711)
Corixa transaction costs, consisting primarily of financial
  advisory, legal and accounting fees.......................    15,300
                                                              --------
                                                              $892,213
                                                              ========


Based upon preliminary valuation, performed by an independent third party, of tangible and intangible assets acquired and liabilities assumed as of September 30, 2000, Corixa has allocated the total cost of the merger as follows (in thousands):


Tangible assets acquired....................................  $115,710
In-process research and development.........................   626,400
Assembled workforce.........................................     3,900
Goodwill....................................................   178,429
Liabilities assumed.........................................   (32,226)
                                                              --------
                                                              $892,213
                                                              ========



     Acquired in-process research and development, or IPR&D, for the merger was evaluated utilizing the present value of the estimated after-tax cash flows expected to be generated by the purchased technology, which, at the effective time of the merger, had not reached technological feasibility. The cash flow projections for revenues are based on estimates of growth rates and the aggregate size of the respective market for each product, probability of technical success given the stage of development at the time of acquisition, royalty rates based on prior licensing agreements, product sales cycles, and the estimated life of a product's underlying technology. Estimated operating expenses and income taxes are deducted from estimated revenue projections to arrive at estimated after-tax cash flows. Projected operating expenses include general and administrative expenses, and research and development costs. The rates utilized to discount projected cash flows range from 30% to 50% depending on the relative risk of each in-process technology and were based primarily on risk adjusted rates of return for research and development and the weighted average cost of capital for Corixa at the time of the merger.

     The unaudited pro forma consolidated financial statements reflect acquired IPR&D of approximately $626.4 million, representing the values determined by Corixa's management to be attributable to the IPR&D assets associated with the technology acquired in the merger as follows (in thousands):

Bexxar......................................................  $585,800
64G12.......................................................    28,300
CPI-0004....................................................    12,300
                                                              --------
                                                              $626,400
                                                              ========


     - Bexxar consists of a radioisotope, (131)Iodine, or(131)I, combined with a monoclonal antibody that recognizes and binds to the CD20 antigen, an antigen commonly expressed on the surface of B-cells primarily during that stage of their life cycle when non-Hodgkin's lymphoma, or NHL, arises. Bexxar is administered to patients in a proprietary therapeutic protocol consisting of a single, two-dose regimen. Coulter has estimated that research and development costs to complete individual Bexxar development projects will be approximately $12.0 million, net of reimbursements from a corporate joint business. The most advanced Bexxar project is for relapsed and refractory low-grade and transformed low-grade NHL for which Phase III clinical studies have been completed and a BLA was submitted to the FDA in September 2000. Additional indications include first line low-grade treatment and intermediate-grade NHL, which are estimated to be completed in 2002. Significant risk remains in relation to FDA approval of Bexxar.



     - 64G12 is a monoclonal antibody that binds to sub-unit one of the type I interferon receptor and neutralizes the activity of all type I interferons. This antibody, or a derivative, may provide therapeutic benefit in a number of autoimmune diseases, including: rheumatoid arthritis, systemic lupus erythematosus, Crohn's disease, graft versus host disease and solid organ transplantation rejection. It has been estimated that an individual 64G12 project may be completed by 2006 with an additional $40 million in research and development costs. To date, Coulter had made progress in preclinical studies in rheumatoid arthritis and transplantation.


     - CPI-0004 is a pro-drug version of doxorubicin. Doxorubicin is an off-patent chemotherapeutic drug that currently is used in treating a number of solid tumor cancers, including breast, prostate, ovarian and soft-tissue sarcoma cancers. CPI-0004 is a proprietary molecule based on a peptide of four amino acids that is linked to doxorubicin. CPI-0004 is designed to deliver significantly higher levels of doxorubicin to a tumor site relative to normal tissues. The pro-drug approach is also designed to achieve a higher dose of active drug to the tumor site than can be achieved using unconjugated drug. It has been estimated that CPI 0004 may be completed by 2005 with an additional $33.0 million in research and development costs. This project is scheduled to complete preclinical development of CPI-0004 and to commence Phase I clinical trials in the second half of 2001.

     The values associated with these programs represent values ascribed by Corixa's management, based on the discounted cash flows currently expected from the technologies acquired. If these projects are not successfully developed, the business, results of operations and financial condition of Corixa may be adversely affected. As of the date the merger agreement was signed, Corixa concluded that once completed, the technologies under development can only be economically used for their specific and intended purposes and that the in-process technology has no alternative future use after taking into consideration the overall objectives of the project, progress toward the objectives, and uniqueness of developments to these objectives.

2. PRO FORMA ADJUSTMENTS

     The unaudited pro forma consolidated balance sheet includes the adjustments necessary to give effect to the merger as if it had occurred on September 30, 2000, and to reflect the allocation of the proposed acquisition of Coulter to the fair value of tangible and intangible assets acquired, including the charge to operations for IPR&D acquired, liabilities assumed, and the elimination of Coulter's equity accounts. Also included are the transaction costs, inclusive of payments to financial advisors, independent auditors, attorneys and other related costs. Approximate adjustments included in the unaudited pro forma consolidated balance sheet are summarized as follows (in thousands):

     (A) the charge to operations for IPR&D acquired by Corixa, $626,400;

     (B) the valuation of workforce acquired by Corixa, $3,900, estimated 4-year life;


     (C) the valuation of goodwill acquired by Corixa, $178,429, estimated 4-year life;


     (D) transaction and other costs associated with the merger, $15,300, and employee severance costs, $1,800;

     (E) elimination of Coulter equity accounts; and


     (F) issuance of Corixa common stock, $0.001 par value, as discussed above, which value is equal to the product of up to approximately 18,958,313 shares multiplied by $42.21 per share and the fair value of stock options issued by Corixa in exchange for Coulter stock options, $131,346, less the intrinsic value of unvested outstanding Coulter stock options assumed by Corixa, $54,711.


 The pro forma combined statements of operations include the adjustments necessary to give effect to the merger as if it had occurred on January 1, 1999

     (G) To record amortization related to acquired goodwill and work force.

     (H) To record amortization of deferred compensation related to Coulter options assumed by Corixa.


     (I) The pro forma combined share and net loss per share data was prepared using an exchange ratio of 1.003 shares of Corixa common stock for each share of Coulter common stock and the assumed issuance of up to approximately 18,958,313 shares of Corixa common stock on January 1, 1999 as described in Note 1 to these Notes to Unaudited Pro Forma Consolidated Financial Statements. The impact of outstanding options has been excluded from the calculation of diluted net loss per share as the effect would be antidilutive.


3. RIBI -- UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     Corixa's unaudited consolidated statement of operations for the year ended December 31, 1999 has been combined with Ribi's unaudited statement of operations for the period from January 1, 1999 to October 6, 1999 as follows:

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                RIBI        CORIXA/RIBI      CORIXA
                                                             (PRIOR TO       PRO FORMA      PRO FORMA
                                                 CORIXA     ACQUISITION)    ADJUSTMENTS     COMBINED
                                                --------    ------------    ------------    ---------
Revenue:
  Collaborative agreements....................  $ 25,035      $ 4,115         $    --       $ 29,150
  Government grants...........................     1,463           --              --          1,463
                                                --------      -------         -------       --------
     Total revenue............................    26,498        4,115              --         30,613
Operating expenses:
  Research and development....................    41,962        6,740              --         48,702
  General and administrative..................     3,743        3,646              --          7,389
  Acquired in-process research and
     development(1)...........................    37,637           --              --         37,637
  Amortization of acquisition-related
     intangibles..............................       587           --           2,363          2,950
                                                --------      -------         -------       --------
     Total operating expenses.................    83,929       10,386           2,363         96,678
                                                --------      -------         -------       --------
Loss from operations..........................   (57,431)      (6,271)         (2,363)       (66,065)
Other income (net)............................     2,673          444              --          3,117
                                                --------      -------         -------       --------
Net loss......................................   (54,758)      (5,827)         (2,363)       (62,948)
Preferred stock dividend......................    (6,008)          --              --         (6,008)
                                                --------      -------         -------       --------
Net loss applicable to common stockholders....  $(60,766)     $(5,827)        $(2,363)      $(68,956)
                                                ========      =======         =======       ========
Basic and diluted net loss per common share...  $  (3.91)     $ (0.28)                      $  (3.47)
                                                ========      =======                       ========
Shares used in computing basic and diluted net
  loss per share applicable to common
  stockholders................................    15,528       20,796                         19,859
                                                ========      =======                       ========

---------------

(1) This amount represents the IPR&D charge related to the Ribi acquisition ($26.0 million) and the Anergen acquisition ($11.6 million), which was completed in February 1999.

     The unaudited pro forma consolidated financial statements reflect the conversion of all the outstanding shares of Ribi capital stock into 3,610,766 shares of Corixa common stock as a result of the acquisition by Corixa on October 6, 1999, which was accounted for as a purchase transaction. Options and warrants to purchase shares of Ribi common stock were assumed by Corixa pursuant to the merger and converted into options and warrants to purchase shares of Corixa common stock.

     The total consideration of $57.5 million consisted of Corixa common stock and options valued at $47.9 million, cash of $7.9 million paid by Corixa to Ribi for the redemption of Ribi Series A preferred stock and approximately $1.7 million of transaction costs. The purchase price was allocated to tangible assets acquired of $23.9 million and liabilities assumed of $7.5 million, acquired intangible assets, including goodwill of approximately $15.1 million and acquired IPR&D of $26.0 million.

     The net loss per share and shares used in computing net loss per share for the year ended December 31, 1999 are based on the historical weighted average common shares outstanding adjusted to reflect the issuance, as of January 1, 1999, of 3,610,766 shares of Corixa common stock. Options and warrants to purchase Ribi common stock were assumed by Corixa pursuant to the merger and converted into options and warrants to purchase shares of Corixa common stock. The Corixa common stock issuance upon exercise of the stock options and warrants assumed have been excluded as the effect would be anti-dilutive. Refer to Note 3 to the Notes to Consolidated Financial Statements in Corixa's 1999 Annual Report on Form 10-K/A.

                           COMPARATIVE PER SHARE DATA


     The following table sets forth historical per share data of Corixa and Coulter and combined per share data on an unaudited pro forma basis after giving effect to the merger as a purchase based on an exchange ratio of 1.003 and resulting in approximately 18,958,313 shares of Corixa common stock to be issued in exchange for outstanding shares of Coulter common stock in the merger. This number is based on the capitalization of Coulter on October 13, 2000, and does not include any shares of Coulter common stock issued after October 13, 2000, including shares issued upon the exercise of Coulter stock options and approximately 134,790 shares of Coulter common stock that will be issued to SmithKline Beecham plc as the result of the FDA's acceptance on November 14, 2000 of the BLA for Bexxar. The historical per share data of Corixa and Coulter presented below is presented as of and for the nine months ended September 30, 2000 and for the year ended December 31, 1999.


     The pro forma consolidated per share data presented below is based on Corixa's unaudited pro forma per share data as of and for the nine months ended September 30, 2000 and the unaudited pro forma per share data for the year ended December 31, 1999. You should read this information along with the selected historical financial information, the unaudited pro forma consolidated financial statements and the separate historical financial statements of Corixa and Coulter and the notes thereto incorporated into or included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma consolidated financial data is not necessarily indicative of the operating results or financial position that would have been achieved had the merger been consummated at the beginning of the periods presented. You should not consider the data to be representative of future operating results of the combined company.

     The historical book value per share of capital stock is computed by dividing total stockholders' equity by the number of shares of capital stock outstanding at the end of the period. The pro forma consolidated book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of capital stock as of each of the periods presented.

     The basic and diluted net loss per share represents the pro forma combined amounts multiplied by the exchange ratio.


                                                               AS OF AND FOR          AS OF AND FOR
                                                           THE NINE MONTHS ENDED     THE YEAR ENDED
                                                            SEPTEMBER 30, 2000      DECEMBER 31, 1999
                                                           ---------------------    -----------------
Historical -- Corixa:
  Basic and diluted net loss per share...................         $(1.05)                $(3.91)
  Book value per share...................................           4.81                   3.16
Historical -- Coulter:
  Basic and diluted net loss per share...................          (2.32)                 (3.03)
  Book value per share...................................           4.52                   5.14
Pro forma consolidated:
  Basic and diluted net loss per share...................          (2.70)                 (5.31)
  Book value per share...................................           8.79                     --
Equivalent pro forma consolidated -- per Coulter share:
  Basic and diluted net loss per share...................          (2.71)                 (5.32)
  Book value per share...................................           8.82                     --

                        MARKET PRICE AND DIVIDEND POLICY


     The table below shows the high and low sales prices of Corixa common stock and Coulter common stock on Nasdaq for each three-month period since the beginning of 1998.



                                                           CORIXA COMMON       COULTER COMMON
                                                               STOCK               STOCK
                                                          ----------------    ----------------
                                                           HIGH      LOW       HIGH      LOW
                                                          ------    ------    ------    ------
1998
  First Quarter.........................................  $10.00    $ 6.75    $28.44    $17.00
  Second Quarter........................................   10.50      6.13     35.13     21.63
  Third Quarter.........................................    7.00      3.31     32.13     13.25
  Fourth Quarter........................................    9.50      3.50     34.13     18.38
1999
  First Quarter.........................................   10.88      7.38     31.00     19.25
  Second Quarter........................................   18.13      7.81     26.38     17.81
  Third Quarter.........................................   18.13     12.25     34.63     11.63
  Fourth Quarter........................................   17.44     12.63     24.75     12.50
2000
  First Quarter.........................................   72.00     17.25     52.25     20.50
  Second Quarter........................................   47.44     22.87     34.88     16.00
  Third Quarter.........................................   54.00     31.75     39.50     20.00
  Fourth Quarter (through November 16, 2000)............   51.94     35.25     45.19     28.62



     On the Corixa record date of November 16, 2000, there were approximately 1,523 record holders of Corixa common stock, and on the Coulter record date of November 8, 2000, there were approximately 362 record holders of Coulter common stock. Neither Corixa nor Coulter has ever declared or paid cash dividends on their respective common stock. Both Corixa and Coulter have a general policy to retain earnings for use in their respective businesses. Following the merger, Corixa common stock will continue to be listed on Nasdaq, and there will be no further market for Coulter common stock.



     The following table sets forth as of October 13, 2000, the last trading day before Corixa and Coulter announced the merger, and as of November 16, 2000:


     - the closing sales prices per share of Corixa common stock on Nasdaq;

     - the closing sales price per share of Coulter common stock on Nasdaq; and

     - the estimated equivalent per share price of Coulter common stock.


The estimated equivalent per share price of Coulter common stock is calculated by multiplying the price per share of Corixa common stock by the exchange ratio of 1.003. If the merger had occurred on November 16, 2000, you would have received 1.003 shares of Corixa common stock worth $39.56 for each share of Coulter common stock you owned. The actual prices of shares of Corixa common stock and Coulter common stock fluctuate continuously. Accordingly, the Corixa and Coulter prices per share prior to or at the time Corixa and Coulter complete the merger cannot be predicted.



                                                    CORIXA             COULTER         ESTIMATED EQUIVALENT
                                                PER SHARE PRICE    PER SHARE PRICE    COULTER PER SHARE PRICE
                                                ---------------    ---------------    -----------------------
October 13, 2000..............................      $44.19             $30.94                 $44.32
November 16, 2000.............................      $39.44             $38.75                 $39.56

                                  RISK FACTORS


     The merger involves a high degree of risk. Not only that, but by voting in favor of adopting the merger agreement Coulter stockholders will be choosing to invest in Corixa common stock. An investment in Corixa common stock involves a high degree of risk. You should consider the following risk factors in evaluating whether to vote in favor of approval of the issuance of shares of Corixa common stock in connection with the merger or the adoption of the merger agreement. You should consider these factors in conjunction with the other information contained in this joint proxy statement/prospectus, the appendices to this joint proxy statement/prospectus and the documents incorporated by reference in this joint proxy statement/prospectus. If any of the following risks actually occur, the business, financial condition and results of operations of any of Corixa, Coulter or the combined company may be seriously harmed. In that case, the trading price of Corixa common stock may decline, and you may lose all or part of your investment.


RISKS RELATED TO THE MERGER

INTEGRATION OF OPERATIONS WILL BE COMPLEX, TIME-CONSUMING AND EXPENSIVE AND MAY ADVERSELY AFFECT THE RESULTS OF OPERATIONS OF THE COMBINED COMPANY.


     The anticipated benefits of the merger will depend in part on whether Corixa and Coulter can integrate their operations in an efficient and effective manner. Integrating Corixa and Coulter will be a complex, time-consuming and expensive process. Successful integration will require combining each company's:


     - research and development efforts;

     - operations unique to that company, including Corixa's manufacturing operations and Coulter's sales and marketing operations;

     - strategic goals;

     - business development efforts;

     - geographically separate facilities; and

     - business and scientific cultures.

     Corixa and Coulter may not accomplish this integration successfully. The diversion of management's attention to the integration effort and any difficulty encountered in combining operations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses. Furthermore, employee morale may suffer, and Corixa and Coulter may have difficulty retaining key scientific and managerial personnel.

THE FIXED EXCHANGE RATIO MAY LIMIT THE VALUE OF CORIXA COMMON STOCK BEING RECEIVED BY COULTER STOCKHOLDERS.

     Each outstanding share of Coulter common stock will convert into 1.003 shares of Corixa common stock on completion of the merger. This exchange ratio will not be adjusted for changes in the market price of either Corixa common stock or Coulter common stock prior to completion of the merger. The price of Corixa common stock may vary significantly between now and the effective date of the merger. If the market price for Corixa common stock increases or decreases before completion of the merger, the market value of the Corixa common stock issued in the merger would correspondingly increase or decrease. Coulter stockholders will not be compensated for decreases in the market price of Corixa common stock.

THE MARKET PRICE OF CORIXA COMMON STOCK MAY DECREASE AS A RESULT OF THE MERGER.

     The market price of Corixa common stock may decrease significantly if, among other things:

     - the integration of Corixa's and Coulter's operations is not successful;

     - the combined company does not experience business synergies as quickly or to the extent expected by financial analysts;


     - regulatory approval by the FDA for the commercial sale of Bexxar is not obtained; or


     - the accretive effect of the merger is not in line with the expectations of financial analysts.

If the trading price of Corixa common stock decreases, you may lose all or part of your investment.

THE MERGER WILL RESULT IN COSTS OF INTEGRATION AND TRANSACTION EXPENSES THAT COULD ADVERSELY AFFECT COMBINED FINANCIAL RESULTS.

     If the benefits of the merger do not exceed the costs of the merger, including the dilution to the Corixa stockholders resulting from the issuance of shares of Corixa common stock in connection with the merger, Corixa's financial results, including earnings per share, could be adversely affected. Corixa and Coulter estimate that they will incur aggregate direct transaction costs of approximately $15.3 million associated with the merger and related severance costs of approximately $1.8 million. The combined company also expects to incur costs after completion of the merger associated with integrating the operations of Corixa and Coulter. These costs may include:

     - elimination of duplicate operations and

     - consolidation of administrative, support and research and development activities.

     Actual costs may substantially exceed these estimates. In addition, unanticipated expenses associated with integrating the two companies may arise. Corixa expects to incur a charge currently estimated to be $626.4 million in the fourth quarter of 2000 to reflect Corixa's write-off of Coulter's in-process research and development efforts. Corixa may also incur additional charges in subsequent quarters to reflect costs associated with the merger.

THERE MAY BE UNKNOWN RISKS INHERENT IN THE MERGER, ESPECIALLY PERTAINING TO COULTER'S REGULATORY FILING FOR BEXXAR.


     Although Corixa has conducted clinical and regulatory due diligence with respect to Coulter, Corixa did not conduct the clinical trials that are the subject of the BLA that Coulter has filed seeking regulatory approval from the FDA for commercial sale of Bexxar, nor did Corixa participate in the preparation of that BLA. Although the BLA has been accepted for review by the FDA, the FDA may discover issues related to the BLA, including the clinical data in the BLA, that may cause the FDA to delay or deny the approval of Bexxar for commercial sale.


THE COMBINED COMPANY WILL NEED ADDITIONAL CAPITAL AND ITS ABILITY TO SECURE ADDITIONAL FUNDING IS UNCERTAIN.

     The combined company will require substantial capital resources to conduct its operations. The combined company's future capital requirements will depend on many factors, including:

     - continued scientific progress in its discovery and research programs;

     - progress with preclinical studies and clinical trials;

     - the magnitude and scope of its discovery, research and development programs;

     - the ability of the combined company to maintain existing, and establish additional, corporate partnerships and licensing arrangements;

     - the time and costs involved in obtaining regulatory approvals;

     - the time and costs involved in expanding and maintaining its manufacturing facilities;

     - the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims;

     - the potential need to develop, acquire or license new technologies and products; and

     - other factors not within the combined company's control.

     The combined company intends to seek additional funding through corporate partnerships, and also may seek additional funding through:

     - public or private equity financings, which could result in significant dilution to stockholders;

     - public or private debt financings; and

     - capital lease transactions.

     Additional financing may not be available on acceptable terms, if at all. If sufficient capital is not available, the combined company may be required to delay, reduce the scope of, eliminate or divest one or more of its discovery, research, preclinical or clinical programs or manufacturing efforts. Corixa believes that its existing capital resources, committed payments under existing corporate partnerships and licensing arrangements, bank credit arrangements, equity credit lines, equipment financing and interest income will be sufficient to fund its current and planned operations over at least the next 18 months. These funds, however, may not be sufficient to meet the capital needs of the combined company for the same period of time. In addition, a substantial number of the payments to be made by Corixa's corporate partners and other licensors depend on Corixa's achieving development and regulatory milestones. Failure to achieve these milestones may significantly harm the combined company's future capital position. After the merger, the combined company will likely not qualify as a small business entity and, if so, would not qualify for Small Business Innovative Research grants or reduced patent office fees, which could adversely effect its capital position.

RISKS RELATED TO CORIXA

CORIXA IS AT AN EARLY STAGE OF DEVELOPMENT AND HAS LIMITED SOURCES OF REVENUE.

     Corixa is at an early stage in the development of the majority of its therapeutic, prophylactic and diagnostic products. To date, almost all of Corixa's revenue has resulted from payments made under agreements with its corporate partners, and Corixa expects that most of its revenue will continue to result from corporate partnerships until therapeutic product approval and commercialization. Since Corixa's inception, it has generated only minimal revenue from diagnostic product sales and no revenue from therapeutic or prophylactic product sales. With the exception of Melacine, which has been approved for sale in Canada, Corixa cannot predict when, if ever, its research and development programs will result in commercially available immunotherapeutic products. Corixa does not know when, if ever, it will receive any significant revenue from commercial sales of these products. Corixa may not receive anticipated revenue under existing corporate partnerships, and Corixa may be unable to enter into any additional corporate partnerships.

CORIXA EXPECTS TO INCUR FUTURE OPERATING LOSSES.

     Corixa has experienced significant operating losses in each year since its inception on September 8, 1994. As of September 30, 2000, Corixa's accumulated deficit was approximately $108.8 million, of which $49.7 million is attributable to the write-off of in-process research and development costs associated with the acquisitions of Ribi ImmunoChem Research, Inc., Anergen, Inc. and GenQuest, Inc. In addition, Corixa expects to write off approximately $626.4 million of in-process research and development costs in connection with the merger. Corixa may incur substantial additional operating losses over at least the next several years. These losses have been and may continue to be principally the result of the various costs associated with Corixa's acquisition activities, including the expenses associated with the write-off of in-process research and development, research and development programs, preclinical studies and clinical activities. Substantially all of Corixa's revenue and other income to date has resulted from corporate partnerships, other research, development and licensing arrangements, research grants and interest income.

     Corixa may never achieve profitability, and its ability to achieve a consistent, profitable level of operations depends in large part on Corixa's:

     - entering into agreements with corporate partners for product discovery, research, development and commercialization;

     - obtaining regulatory approvals for its products; and

     - successfully manufacturing and marketing commercial products.

However, Corixa's operations may not be profitable even if any of its products under development are commercialized.

CORIXA'S QUARTERLY RESULTS OF OPERATIONS ARE UNCERTAIN AND MAY FLUCTUATE SIGNIFICANTLY, WHICH COULD CAUSE THE MARKET PRICE OF CORIXA COMMON STOCK TO DECREASE.

     Payments under corporate partnerships and licensing arrangements, from which Corixa receives substantially all of its revenues, are subject to significant fluctuations in both timing and amounts. As a result, Corixa's results of operations have varied significantly from quarter to quarter in the past and are expected to continue to fluctuate. Because of these fluctuations, Corixa believes that period-to-period comparisons of its results of operations are not meaningful. In addition, Corixa's results of operations for a particular quarter or year may fall below the expectations of securities analysts and investors, which could result in a decrease in Corixa's stock price.

IF CORIXA'S CORPORATE PARTNERSHIPS ARE NOT SUCCESSFUL OR IF CORIXA IS UNABLE TO FIND CORPORATE PARTNERSHIPS IN THE FUTURE, CORIXA'S BUSINESS MAY SUFFER.

     The success of Corixa's business strategy largely depends on its ability to enter into multiple corporate partnerships and to manage effectively the numerous relationships that may result from this strategy. Corixa derived 95%, 94% and 93% of its revenue for the nine months ended September 30, 2000 and for the years ended December 31, 1999 and 1998 from research and development and other funding under its existing corporate partnerships.

     Corixa has established relationships with various corporate partners, including Medicis Pharmaceutical Corporation, SmithKline Beecham plc and various of its affiliates, the pharmaceutical division of Japan Tobacco Inc., Zambon Group spa, Zenyaku Kogyo Co., Ltd., Schering Corporation and Schering-Plough Ltd. and N.V. Organon, among others. The process of establishing corporate partnerships is difficult, time-consuming and involves significant uncertainty. Corixa's discussions with potential partners may not lead to the establishment of new corporate partnerships on favorable terms, if at all. If Corixa successfully establishes new corporate partnerships, such partnerships may never result in the successful development of Corixa's products or the generation of significant revenue.

     Some of Corixa's corporate partners have options to license aspects of Corixa's technology. Any of these corporate partners may not exercise its option to license this technology. Corixa has also entered into corporate partnerships with several companies for the development, commercialization and sale of diagnostic products incorporating Corixa's proprietary antigen technology. These diagnostic corporate partnerships may never generate significant revenue.

     Because Corixa generally enters into research and development collaborations with corporate partners at an early stage of product development, its success largely depends on the performance of its corporate partners. Corixa does not directly control the amount or timing of resources devoted by its corporate partners to collaborative activities. As a result, Corixa's corporate partners may not commit sufficient resources to its research and development programs or the commercialization of its products. If any corporate partner fails to conduct its activities in a timely manner, if at all, Corixa's preclinical or clinical development related to the corporate partnership could be delayed or terminated. Also, Corixa's current corporate partners or future corporate partners, if any, may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with Corixa. Finally, Corixa's corporate partners may terminate any of Corixa's current partnerships, and Corixa may be unable to negotiate additional corporate partnerships in the future on acceptable terms, if at all.

     Management of Corixa's relationships with its corporate partners will require:

     - significant time and effort from its management team;

     - coordination of its research with the research priorities of its corporate partners;

     - effective allocation of its resources to multiple projects; and

     - an ability to attract and retain key management, scientific and other personnel.

CORIXA MAY NOT BE ABLE TO DEVELOP PRODUCTS SUCCESSFULLY.

     The development of safe and effective therapies for treating people with autoimmune diseases, cancer or infectious diseases is highly uncertain and subject to numerous risks. Product candidates that may appear to be promising at early stages of development may not reach the market for a number of reasons. Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than had been anticipated, may fail to receive necessary regulatory approvals, may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality or may fail to achieve market acceptance.

     Corixa is at an early stage in the development of the majority of its therapeutic, prophylactic and diagnostic products, and Corixa cannot assure you that clinical trials of its product candidates under development will demonstrate the safety and efficacy of those products to the extent necessary to obtain regulatory approvals for the indications being studied, if at all. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. The failure to demonstrate adequately the safety and efficacy of any of the products under development by Corixa could delay or prevent regulatory approval of the product and may harm Corixa's business.

CORIXA'S SUCCESS DEPENDS ON ITS PRODUCTS BEING APPROVED THROUGH A GOVERNMENT REGULATORY APPROVAL PROCESS THAT IS UNCERTAIN, TIME-CONSUMING AND EXPENSIVE, AND IF ANY OF CORIXA'S PRODUCTS ARE NOT APPROVED, CORIXA'S BUSINESS MAY SUFFER.

     Any products Corixa or its corporate partners develop are subject to regulation by federal, state and local governmental authorities in the United States, including the FDA, and by similar agencies in other countries. Any product Corixa or its corporate partners develop must receive all relevant regulatory approvals or clearances before it may be marketed in a particular country. If any of Corixa's products are not approved by the regulatory authorities in the jurisdictions in which Corixa is seeking to market its products, its business may suffer.

     The regulatory process, which includes extensive preclinical studies and clinical trials of each product in order to study its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources.

     The timing and completion of current and planned clinical trials of Corixa's products depend on, among other factors, the rate at which patients are enrolled, which is a function of many factors, including:

     - the size of the patient population;

     - the proximity of patients to the clinical sites;

     - the number of clinical sites; and

     - the eligibility criteria for the study and the existence of competing clinical trials.

     Corixa cannot assure you that delays in patient enrollment in clinical trials will not occur, and any delays may result in increased costs, program delays or both, which may harm Corixa's business.

     Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval or clearance. Data from a Phase III clinical trial of Melacine, Corixa's melanoma vaccine, with the primary endpoint being the comparison of disease-free survival between patients with Stage II melanoma who, following surgical removal, received Melacine vaccine versus observation only, found no statistically significant difference in disease-free survival of the eligible patient population. However, the results of the intent-to-treat analysis on the total population indicated that there was a statistically significant difference in disease-free survival. In September 2000, Corixa announced its intent to file a BLA for the use of Melacine vaccine for treating Stage II melanoma.

     In addition, delays or rejections may be encountered based on changes in regulatory policy during the period of product development and the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances:

     - would adversely affect the marketing of any products Corixa or its corporate partners develop;

     - could impose significant additional costs on Corixa or its corporate partners;

     - would diminish any competitive advantages that Corixa or its corporate partners may attain; and

     - could adversely affect Corixa's ability to receive royalties and generate revenues and profits.

     Regulatory approval, if granted, may entail limitations on the indicated uses for which the approved product may be marketed. These limitations could reduce the size of the potential market for the product. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. Further, manufacturers of approved products are subject to ongoing regulation, including compliance with detailed FDA regulations governing Good Manufacturing Practices, or GMP. Failure to comply with manufacturing regulations can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

CORIXA MAY BE REQUIRED TO PERFORM ADDITIONAL CLINICAL TRIALS OR CHANGE THE LABELING OF ITS PRODUCTS IF IT OR OTHERS IDENTIFY SIDE EFFECTS AFTER ITS PRODUCTS ARE ON THE MARKET, WHICH COULD ADVERSELY AFFECT SALES OF THE AFFECTED PRODUCTS.

     If Corixa identifies, or others identify, side effects after any of Corixa's products are on the market, or if manufacturing problems occur,

     - regulatory approval may be withdrawn;

     - reformulation of Corixa's products, additional clinical trials, changes in labeling of Corixa's products and changes to or re-approvals of Corixa's manufacturing facilities may be required;

     - sales of the affected products may drop significantly;

     - Corixa's reputation in the marketplace may suffer; and

     - lawsuits, including class action suits, may be brought against Corixa.

Any of the above occurrences could have a material adverse effect on Corixa's business.

CORIXA'S BUSINESS WILL NOT SUCCEED IF ITS TECHNOLOGY AND PRODUCTS ARE REJECTED BY THE MARKETPLACE.

     Corixa's technological approach to the development of therapeutic and prophylactic vaccines and other immunotherapeutic products based on targeted antigens for autoimmune diseases, cancer and infectious diseases is unproven in humans. With the exception of Corixa's Melacine vaccine, products based on Corixa's technologies are currently in the research, preclinical or clinical investigation stages. Currently, only a small number of Corixa's immunotherapeutic products have advanced to clinical trials. Only one of Corixa's corporate partners has conducted clinical trials that incorporate Corixa's proprietary microsphere delivery system.

     Other than an immunotherapeutic product incorporating MPL adjuvant that has been approved for sale on a named-patient basis in Germany, and Melacine, which includes the Enhanzyn adjuvant, and is approved for sale in Canada, neither Corixa nor any of its corporate partners has commercialized any products that incorporate Corixa's proprietary adjuvants. In addition, neither Corixa nor any other company has successfully commercialized any therapeutic vaccines for cancer or the infectious or autoimmune diseases that Corixa targets. Corixa may be unable to develop effective vaccines for these diseases in a reasonable time frame, if ever, and the vaccines may not be capable of being commercialized.

     Most of Corixa's programs are currently in the discovery stage or in preclinical development. Only seven of Corixa's immunotherapeutic products have advanced to clinical trials. With the exception of Melacine, which has been approved for sale in Canada and which has completed Phase III clinical trials in Canada and the United States, Corixa's vaccines have not completed clinical trials. Corixa's programs may not move beyond their current stages of development. Even if approved for marketing, Corixa's or its corporate partners' products may not be as effective as competing products or alternative treatment methods and may never achieve market acceptance. Physicians, patients or the medical community generally may not accept or utilize any products that may be developed by Corixa or its corporate partners.

IF CORIXA DOES NOT SUCCESSFULLY MANAGE ITS GROWTH, ITS BUSINESS WILL SUFFER.

     Corixa has experienced rapid growth through acquisitions. Corixa will need to continue to grow to successfully complete its research and development efforts and plans for commercializing its products. Managing this growth will entail numerous operational and financial risks and strains, including:

     - inability to attract enough qualified personnel to staff any new or expanded operations;

     - impairment of relationships with employees or corporate partners as Corixa focuses on different or additional projects;

     - risks of entering new markets in which Corixa has little or no prior experience;

     - inability of management to maintain uniform standards, controls, procedures and policies;

     - disruption of Corixa's ongoing business; and

     - diversion of Corixa's resources.

IF CORIXA DOES NOT SUCCESSFULLY INTEGRATE POTENTIAL FUTURE ACQUISITIONS, ITS BUSINESS WILL SUFFER.

     Corixa has recently completed several acquisitions of complementary technologies, product candidates and businesses. In the future, Corixa may acquire additional complementary companies, products or technologies. Managing these acquisitions has entailed and may in the future entail, both in connection with the merger and other potential acquisitions, numerous operational and financial risks and strains, including:

     - exposure to unknown liabilities of acquired companies;

     - higher than expected acquisition and integration costs, which may cause Corixa's quarterly and annual operating results to fluctuate;

     - difficulty and cost in combining the operations and personnel of acquired businesses with Corixa's operations and personnel;

     - disruption of Corixa's business and diversion of its management's time and attention to integrating or completing the development or commercialization of any acquired technologies;

     - impairment of relationships with key customers of acquired businesses due to changes in management and ownership of the acquired businesses;

     - inability to retain key employees of any acquired businesses; and

     - increased amortization expenses if an acquisition results in significant goodwill or other intangible assets.

If Corixa does not successfully integrate Coulter and any future acquisitions, Corixa's business will suffer.

CORIXA'S INABILITY TO LICENSE TECHNOLOGY FROM THIRD PARTIES OR ITS INABILITY TO MAINTAIN EXCLUSIVE LICENSES MAY IMPAIR ITS ABILITY TO DEVELOP AND COMMERCIALIZE ITS PRODUCTS.

     Corixa's success also depends on its ability to enter into licensing arrangements with commercial or academic entities to obtain technology that is advantageous or necessary to developing and commercializing Corixa's or its partners' products. Corixa has various license agreements that provide it rights to use technologies owned or licensed by third parties. These license agreements generally allow Corixa and its corporate partners to use the licensed technology in research, development and commercialization activities. Additionally, many of Corixa's in-licensing agreements contain milestone-based termination provisions. Corixa's failure or the failure of any of Corixa's corporate partners to meet any agreed milestones could allow the licensor to terminate an agreement.

     Corixa may be unable to negotiate additional license agreements in the future on acceptable terms, if at all. In addition, Corixa's current license agreements may be terminated, and Corixa may be unable to maintain the exclusivity of its exclusive licenses. If Corixa cannot obtain or maintain licenses to technologies advantageous or necessary to develop and commercialize its products, Corixa and its corporate partners may be required to expend significant time and resources to develop or in-license similar technology. If Corixa is unable to do so, it may be prevented from commercializing its products and its business may suffer. If Corixa is unable to maintain the exclusivity of its exclusive licenses, its competitive position maybe harmed and its business may suffer.

IF CORIXA IS UNABLE TO GAIN ACCESS TO PATENT AND PROPRIETARY RIGHTS AND TO PROTECT AND ENFORCE ITS PATENTS AND PROPRIETARY RIGHTS, IT MAY BE UNABLE TO COMPETE EFFECTIVELY.

     Corixa's success depends in part on its ability to:

     - obtain commercially valuable patents;

     - protect trade secrets;

     - operate without infringing the proprietary rights of others; and

     - prevent others from infringing its proprietary rights.

     Corixa will only be able to protect its proprietary rights from unauthorized use to the extent that these rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. Corixa tries to protect its proprietary positions by filing U.S. and foreign patent applications related to its proprietary technology, inventions and improvements that are important to developing its business. As of October 13, 2000, Corixa owned, licensed or optioned 122 issued U.S. patents that expire at various times between May 2002 and August 2018, as well as 357 pending U.S. patent applications.

     Corixa's patent position is generally uncertain and involves complex legal and factual questions. Legal standards relating to the validity and scope of claims in the biotechnology and biopharmaceutical fields are still evolving. Accordingly, the degree of future protection for Corixa's proprietary rights is uncertain. The risks and uncertainties that Corixa faces with respect to its patents and other proprietary rights include the following:

     - the pending patent applications Corixa has filed or to which it has exclusive rights may not result in issued patents or may take longer than it expects to result in issued patents;

     - the claims of any patents that issue may not provide meaningful protection;

     - Corixa may be unable to develop additional proprietary technologies that are patentable;

     - the patents licensed or issued to Corixa or its corporate partners may not provide a competitive advantage;

     - other companies may challenge patents licensed or issued to Corixa or its corporate partners;

     - patents issued to other companies may harm Corixa's ability to do business;

     - disputes may arise regarding the invention and corresponding ownership rights in inventions and know-how resulting from the joint creation or use of intellectual property by Corixa, its licensors, corporate partners and other scientific collaborators;

     - other companies may independently develop similar or alternative technologies or duplicate Corixa's technologies; and

     - other companies may design around technologies Corixa has licensed or developed.

     Corixa also relies on trade secret protection and confidentiality agreements to protect its interests in proprietary know-how that is not patentable and for processes for which patents are difficult to enforce. Corixa has taken security measures to protect its proprietary know-how and confidential data and continues to explore further methods of protection. Although Corixa requires all employees, consultants, partners and customers to enter into confidentiality agreements, it cannot be certain that it will be able to meaningfully protect its trade secrets. Any material leak of confidential data into the public domain or to third parties could cause its business to suffer.

IF THIRD PARTIES CHALLENGE THE VALIDITY OF ITS PATENTS AND PROPRIETARY RIGHTS, CORIXA'S BUSINESS MAY SUFFER.

     A substantial number of patents have issued, and an even larger number of patent applications have been filed, in the fields of immunology and molecular biology. Corixa's commercial success depends significantly on its ability to operate its business without infringing the patents and other proprietary rights of third parties. However, Corixa's technologies may infringe the patents or violate other proprietary rights of third parties. This could result in Corixa's corporate partners and Corixa being prevented from pursuing product development or commercialization of its technologies and product candidates. This result would harm Corixa's business.

     Corixa has licensed several patent applications from Southern Research Institute, or SRI, related to its microsphere encapsulation technology. Two of these patent applications are currently the subject of opposition proceedings before the European Patent Office. In one of the oppositions, the European Patent Office has revoked a previously issued European patent. Although SRI has appealed this decision, it is uncertain whether SRI will ultimately prevail in this or any other opposition proceeding. As a result, these patents may not issue in Europe, in which case Corixa's business may suffer.

     Corixa's registered trademarks, MPL and Melacine, are currently the subject of opposition proceedings before the Office for the Harmonization in the Internal Market, which handles initial prosecution and opposition of European trademarks. It is uncertain whether Corixa will ultimately prevail in these opposition proceedings. As a result, Corixa may not receive trademark protection for MPL and Melacine in Europe, in which case its business may suffer.

LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS OWNED OR USED BY CORIXA MAY BE COSTLY AND TIME-CONSUMING, AND MAY HARM CORIXA'S BUSINESS.

     The defense and prosecution of intellectual property rights, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and elsewhere involve complex legal and factual questions. As a result, these proceedings are costly and time-consuming, and their outcome is uncertain. Litigation may be necessary to:

     - assert claims of infringement;

     - enforce Corixa's issued and licensed patents;

     - protect trade secrets or know-how; or

     - determine the enforceability, scope and validity of the proprietary rights of others.

     If Corixa becomes involved in any litigation, interference or other administrative proceedings, it will incur substantial expense and it will divert the efforts of Corixa's technical and management personnel. An adverse determination may subject Corixa to significant liabilities or require it to seek licenses that may not be available from third parties on commercially reasonable terms, if at all. Corixa may be restricted or prevented from developing and commercializing its products, if any, in the event of an adverse determination in a judicial or administrative proceeding, or if it fails to obtain necessary licenses. Any of these outcomes could harm Corixa's business.

CORIXA DEPENDS HEAVILY ON THE PRINCIPAL MEMBERS OF ITS MANAGEMENT AND SCIENTIFIC STAFF, THE LOSS OF WHOM COULD IMPAIR ITS ABILITY TO COMPETE.

     The loss of the services of any of the principal members of Corixa's management and scientific staff could significantly delay or prevent the achievement of its scientific or business objectives. Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to Corixa's success. Corixa may be unable to attract and retain these individuals currently or in the future on acceptable terms, if at all, and the failure to do so would harm Corixa's business. In addition, Corixa does not maintain "key person" life insurance on any of its officers, employees or consultants.

     Corixa also has relationships with scientific collaborators at academic and other institutions, some of whom conduct research at its request or assist it in formulating its research, development or clinical strategy. These scientific collaborators are not Corixa employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to Corixa. Corixa has limited control over the activities of these scientific collaborators and can generally expect these individuals to devote only limited amounts of time to its activities. Failure of any of these persons to devote sufficient time and resources to Corixa's programs could harm Corixa's business. In addition, these collaborators may have arrangements with other companies to assist the companies in developing technologies that may compete with Corixa's products.

MANY OF CORIXA'S COMPETITORS HAVE GREATER FINANCIAL RESOURCES AND EXPERTISE IN DISCOVERY, RESEARCH AND DEVELOPMENT, OBTAINING REGULATORY APPROVAL AND MARKETING THAN CORIXA.

     The biotechnology and biopharmaceutical industries are intensely competitive. Many companies and institutions compete with Corixa in developing alternative therapies to treat or prevent autoimmune diseases, cancer and infectious diseases, including:

     - pharmaceutical companies;

     - biotechnology companies;

     - academic institutions; and

     - research organizations.

     Moreover, technology controlled by third parties that may be advantageous to Corixa's business may be acquired or licensed by its competitors, thereby preventing it from obtaining technology on commercially reasonable terms, if at all.

     Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical development, obtaining regulatory approvals and marketing than Corixa or its corporate partners do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research and development, manufacturing, preclinical and clinical development, obtaining regulatory approval and marketing of products similar to Corixa's. These companies and institutions compete with Corixa in recruiting and retaining qualified scientific and management personnel as well as in acquiring and developing technologies complementary to its programs. Corixa and its corporate partners will face competition with respect to:

     - product efficacy and safety;

     - timing and scope of regulatory approvals;

     - availability of resources;

     - reimbursement coverage;

     - product price; and

     - patent position, including potentially dominant patent positions.

Competitors may develop more effective or more affordable products, or may achieve earlier patent protection or product commercialization than Corixa and its corporate partners. These competitive products may achieve a greater market share or render Corixa's products obsolete.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT CORIXA'S STOCK PRICE AND FUTURE BUSINESS AND OPERATIONS.

     If the merger is not completed, Corixa may be subject to a number of risks, including the following:


     - Corixa may be required to pay Coulter a termination fee as described below in "Terms of the Merger -- Expenses; Termination Fees";


     - the price of Corixa common stock may decline;

     - various costs related to the merger, such as legal and accounting fees and the expenses and fairness opinion fees of Corixa's financial advisor, must be paid even if the merger is not completed; and

     - it might be difficult for Corixa to enter into a transaction similar to the merger or to otherwise make acquisitions for a period of time.

CORIXA HAS LIMITED EXPERIENCE IN MANUFACTURING ITS PRODUCTS AND MAY ENCOUNTER PROBLEMS OR DELAYS THAT COULD RESULT IN LOST REVENUE.

     Corixa's current manufacturing facilities may not be sufficient to support its or its corporate partners' needs for clinical quantities of its products or commercial quantities of its current adjuvant products. Corixa has limited experience producing commercial quantities of any product, or in producing clinical-grade or commercial amounts of its proprietary antigen-based products, including recombinant proteins or antibodies. Although Corixa currently manufactures limited quantities of some antigens and several adjuvants, and is capable of clinical GMP manufacturing of both adjuvants and some finished vaccine products, Corixa intends to rely on third-party contract manufacturers to produce larger quantities of recombinant protein or other cell culture-based biologicals for clinical trials and product commercialization. Corixa and these contract manufacturers may be unable to manufacture Corixa's proprietary antigen vaccines at a cost or in quantities necessary to make them commercially viable. Third-party manufacturers also may be unable to meet Corixa's needs with respect to timing, quantity or quality. If Corixa is unable to contract for a sufficient supply of required products on acceptable terms, or if Corixa encounters delays or difficulties in its relationships with these manufacturers, its preclinical and clinical testing would be delayed, thereby delaying submission of products for regulatory approval, or the market introduction and commercial sale of the products. Moreover, contract manufacturers that Corixa may use must continually adhere to current GMP regulations enforced by the FDA through its facilities inspection program. If the facilities of those manufacturers cannot pass a pre-approval plant inspection, the FDA approval of Corixa's products will not be granted.

BECAUSE CORIXA LACKS SALES, MARKETING AND DISTRIBUTION CAPABILITIES, ITS BUSINESS MAY SUFFER.

     Corixa currently has no sales, marketing or distribution capabilities. If the merger becomes effective, Coulter's sales and marketing operations will be integrated into Corixa's corporate operations. Corixa cannot assure you that it will successfully be able to integrate Coulter's sales and marketing operations or that, once integrated, Corixa will be able to manage effectively these sales and marketing operations. Corixa intends to rely on its corporate partners to market its products outside the United States and, in the case of autoimmune and infectious disease products, worldwide. Corixa's corporate partners may not have effective sales forces and distribution systems. If Corixa is unable to maintain or establish relationships and is required to market any of its products directly, it will need to build a marketing and sales force with technical expertise and with supporting distribution capabilities. Corixa may be unable to maintain or establish relationships with third parties or build in-house sales and distribution capabilities.

CORIXA'S STOCK PRICE COULD BE VOLATILE AND YOUR SHARES MAY SUFFER A DECLINE IN VALUE.

     The market prices for securities of biotechnology companies have in the past been, and are likely to continue in the future to be, very volatile. The market price of Corixa common stock may be subject to substantial volatility depending on numerous factors, many of which are beyond Corixa's control, including:

     - announcements regarding the results of discovery efforts and preclinical and clinical activities by Corixa or its competitors;

     - announcements regarding the acquisition of technologies or companies by Corixa or its competitors;

     - changes in Corixa's existing corporate partnerships or licensing arrangements;

     - establishment of additional corporate partnerships or licensing arrangements by Corixa or its competitors;

     - technological innovations or new commercial products developed by Corixa or its competitors;

     - changes in Corixa's intellectual property portfolio;

     - developments or disputes concerning Corixa's proprietary rights;

     - changes in government regulations;

     - progress of Corixa's regulatory approvals;

     - issuance of new or changed securities analysts' reports and recommendations regarding Corixa or its competitors;

     - economic and other external factors;

     - additions or departures of Corixa's key personnel;

     - operating losses by Corixa; and

     - actual or anticipated fluctuations in Corixa's quarterly financial and operating results and degree of trading liquidity in its common stock.

ANY CLAIMS RELATING TO CORIXA'S IMPROPER HANDLING, STORAGE OR DISPOSAL OF HAZARDOUS MATERIALS COULD BE TIME-CONSUMING, COSTLY AND MAY ADVERSELY AFFECT CORIXA'S BUSINESS.

     Corixa's research and development involves the controlled use of hazardous and radioactive materials and biological waste. Corixa is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although Corixa believes that its safety procedures for handling and disposing of these materials comply with legally prescribed standards, Corixa cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, Corixa could be held liable for damages or penalized with fines, and this liability could exceed its resources. Corixa may have to incur significant costs to comply with future environmental laws and regulations. As part of its acquisition of Ribi, Corixa assumed responsibility as a potential responsible party in connection with groundwater contamination at the Bitterroot Valley Sanitary Landfill. Corixa is discussing settlement with the United States and the state of Montana and currently believes that a settlement will be reached releasing Corixa from past and future liability related to the groundwater contamination. Corixa has reserved $2.6 million to cover its anticipated settlement costs. If Corixa incurs costs in excess of this amount in resolving this action, its financial condition may suffer.

     In addition, Corixa cannot predict the extent of government regulations or the impact of new governmental regulations that might have an adverse effect on the research, development, production and marketing of its products. Corixa may be required to incur significant costs to comply with current or future laws or regulations. Corixa's business may be harmed by the cost of compliance.

CORIXA FACES PRODUCT LIABILITY EXPOSURE AND POTENTIAL UNAVAILABILITY OF
INSURANCE.

     Corixa may experience losses due to product liability claims. Corixa has obtained limited product liability insurance coverage. Corixa's coverage may not be adequate or may not continue to be available in sufficient amounts or at an acceptable cost, if at all. Corixa may be unable to obtain commercially reasonable product liability insurance for any product approved for marketing. A product liability claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, may harm Corixa's business.

CORIXA FACES UNCERTAINTY RELATED TO PRICING AND REIMBURSEMENT AND HEALTHCARE REFORM.

     In both domestic and foreign markets, sales of Corixa's or its corporate partners' products will depend in part on the availability of reimbursement from third-party payors such as:

     - government health administration authorities;

     - private health insurers;

     - health maintenance organizations;

     - pharmacy benefit management companies; and

     - other healthcare-related organizations.

     Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation designed to contain or reduce the cost of healthcare. Existing regulations affecting the pricing of pharmaceuticals and other medical products may also change before any of Corixa or its corporate partners' products are approved for marketing. Cost control initiatives could decrease the price that Corixa receives for any product Corixa or any of its corporate partners may develop in the future. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, including pharmaceuticals. Corixa's or its corporate partners' products, if any, may not be considered cost effective or adequate third-party reimbursement may not be available to enable Corixa or its corporate partners to maintain price levels sufficient to realize a return on Corixa's investment.

CORIXA STOCKHOLDERS FACE IMMEDIATE AND POTENTIAL DILUTION.

     You will suffer immediate and substantial dilution of your investment if:

     - any of the outstanding options to purchase Coulter common stock that will be assumed by Corixa in the merger are exercised;


     - Corixa issues additional shares of its Series A preferred stock and warrants to purchase common stock to Castle Gate L.L.C. in connection with additional draw-downs of funds under the equity line of credit extended by Castle Gate to Corixa;



     - Corixa issues additional shares of its common stock under the terms of the September 1998 multi-field collaboration and license agreement with SmithKline Beecham plc; or


     - Corixa issues additional shares of its common stock in connection with entering into new corporate partnerships or acquiring additional technologies or companies.


     In addition, if the merger is completed, dilution of Corixa's shares may occur as the result of stock issuance rights that Corixa will assume in connection with its reimbursement of royalties prepaid by Beckman Coulter, Inc. to Dana-Farber Cancer Institute, Inc. that Beckman Coulter, Inc. can elect to receive as stock.


STATE LAWS AND CORIXA'S CERTIFICATE OF INCORPORATION MAY INHIBIT POTENTIAL ACQUISITION BIDS THAT COULD BE BENEFICIAL TO CORIXA STOCKHOLDERS.

     Provisions of Corixa's amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware and Washington law, will make it more difficult for a third party to acquire Corixa, even if doing so would be beneficial for its stockholders.

RISKS RELATED TO COULTER

COULTER HAS A LIMITED OPERATING HISTORY.

     Since Coulter's inception in 1995, Coulter has been engaged in developing drugs and related therapies for treating people with cancer and autoimmune diseases. Coulter's product candidates are generally in early stages of development, with only one in or having completed clinical trials. No revenues have been generated from product sales or product royalties, and Coulter cannot assure you that products resulting from Coulter's research and development efforts will be available within a specific timeframe. In addition, Coulter cannot assure you that Coulter's product development efforts, including clinical trials, will be successful, that required regulatory approvals for the indications being studied can be obtained, that Coulter's products can be manufactured at acceptable cost and with appropriate quality or that any approved products can be successfully marketed.

COULTER MAY NOT BE ABLE TO DEVELOP PRODUCTS SUCCESSFULLY.

     The development of safe and effective therapies for treating people with cancer or autoimmune diseases is highly uncertain and subject to numerous risks. Product candidates that may appear to be promising at early stages of development may not reach the market for a number of reasons. Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than had been anticipated, may fail to receive necessary regulatory approvals, may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality or may fail to achieve market acceptance.

     Coulter's product candidates are generally in early stages of development, with only one in or having completed clinical trials. The results of initial preclinical and clinical testing of Coulter's products under development are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical studies and clinical testing. The clinical data gathered to date with respect to Bexxar are from a Phase I/II dose escalation trial which was designed to develop and refine the therapeutic protocol, to determine the maximum tolerated dose of total body radiation and to assess the safety and efficacy profile of treatment with a radiolabeled antibody. Further, the data from this Phase I/II dose escalation trial were compiled from testing conducted at a single site and with a relatively small number of patients per NHL histology and disease stage. Coulter has since completed a multi-center Phase II dosimetry clinical trial and a multi-center pivotal Phase III clinical trial. However, substantial additional development, clinical testing and investment may be required prior to seeking any regulatory approval for commercialization of this potential product.

     Coulter cannot assure you that clinical trials of Bexxar or Coulter's other product candidates under development will demonstrate the safety and efficacy of the products to the extent necessary to obtain regulatory approvals for the indications being studied, if at all. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. The failure to demonstrate adequately the safety and efficacy of Bexxar or any other therapeutic product under development by Coulter could delay or prevent regulatory approval of the product and would have a material adverse effect on Coulter's business, financial condition and results of operations.

     Furthermore, the timing and completion of current and planned clinical trials of Bexxar, as well as clinical trials of other products, depend on, among other factors, the rate at which patients are enrolled, which is a function of many factors, including the size of the patient population, the proximity of patients to the clinical sites, the number of clinical sites, the eligibility criteria for the study and the existence of competing clinical trials. Coulter cannot assure you that delays in patient enrollment in clinical trials will not occur, and any delays may result in increased costs, program delays or both, which could have a material adverse effect on Coulter's business, financial condition and results of operations.

ACCEPTANCE OF BEXXAR IN THE MARKETPLACE IS UNCERTAIN AND FAILURE TO ACHIEVE MARKET ACCEPTANCE WILL HARM COULTER'S BUSINESS.

     Even if Coulter's product candidates are approved for marketing by the FDA and other regulatory authorities, Coulter cannot assure you that Coulter's products will be commercially successful. If Coulter's most advanced product candidate, Bexxar, is approved, it would represent a significant departure from currently approved methods of treatment for NHL and would require the handling of radioactive materials. Accordingly, Bexxar may experience under-utilization by oncologists and hematologists who are unfamiliar with the application of Bexxar in treating NHL. Further, oncologists and hematologists are not typically licensed to administer radioimmunotherapies such as Bexxar and will need to engage a nuclear medicine physician or receive specialty training to administer Bexxar. Nuclear Regulatory Commission regulations permit Bexxar to be administered on an outpatient basis in most cases as is currently contemplated by Coulter. However, market acceptance could be affected adversely because some hospitals may be required to administer the therapeutic dose of Bexxar on an in-patient basis under applicable state, local or individual hospital regulations. As with any new drug, doctors may be inclined to continue to treat patients with conventional therapies, in this case chemotherapy and biologics. Market acceptance also could be affected by the availability of third-party reimbursement. Failure of Bexxar to achieve significant market acceptance would have a material adverse effect on Coulter's business, financial condition and results of operations.

COULTER'S BUSINESS IS REGULATED BY THE GOVERNMENT, AND COULTER CANNOT ASSURE YOU OF REGULATORY APPROVAL OF ITS PRODUCTS.

     All new drugs and biologics, including Coulter's products under development, are subject to extensive and rigorous regulation by the federal government, principally the FDA under the Food, Drug and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Services Act, and, in the case of radioactive products, the Nuclear Regulatory Commission, and by state and local governments. These regulations govern, among other things, the development, testing, manufacture, labeling, storage, pre-market approval, criteria for release of patients relating to administration of radioactive materials, advertising, promotion, sale and distribution, and post-marketing surveillance of these products. If drug products are marketed abroad, they also are subject to extensive regulation by foreign governments.

     The regulatory process, which includes physicochemical studies, preclinical studies and clinical trials of each potential product, is lengthy, expensive and uncertain. Prior to commercial sale in the United States, most new drugs and biologics, including Coulter's products under development, must be approved by the FDA. Securing FDA marketing approvals often requires the submission of extensive, physicochemical, preclinical and clinical data and supporting information to the FDA. Product approvals, if granted, can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of unforeseen problems following initial marketing. Moreover, regulatory approvals for products such as new drugs and biologics, even if granted, may include significant limitations on the uses for which the products may be marketed.

     Coulter cannot assure you that it will be able to obtain necessary regulatory approvals on a timely basis, if at all, for any of Coulter's product candidates, and delays in receipt or failures to receive the necessary approvals or failures to comply with existing or future regulatory requirements could have a material adverse effect on Coulter's business, financial condition and results of operations. Certain material manufacturing changes to new drugs and biologics also are subject to FDA review and approval. Coulter cannot assure you that any approvals that are required, once obtained, will not be withdrawn or that compliance with other regulatory requirements can be maintained. Further, failure to comply with applicable FDA and other regulatory requirements can result in sanctions being imposed on Coulter or the manufacturers of Coulter's products, including warning letters, fines, product recalls or seizures, injunctions, refusals to permit products to be imported into or exported out of the United States, refusals of the FDA to grant pre-market approval of drugs and biologics or to allow Coulter to enter into government supply contracts, withdrawals of previously approved marketing applications and criminal prosecutions.

     Manufacturers of drugs and biologics also are required to comply with the applicable Good Manufacturing Practices, or GMP, regulations, which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA, including unannounced inspection, and must be licensed before they can be used to commercially manufacture Coulter's products. Coulter relies on MDS Nordion Inc., or Nordion, for centralized radiolabeling of the Anti-B1 Antibody at Nordion's radiolabeling facility in Canada. To Coulter's knowledge, Nordion's radiolabeling facilities previously have not been licensed by the FDA as suitable to commercially manufacture a drug or biologic. Coulter cannot assure you that it or its suppliers will be able to comply with the applicable GMP regulations and other FDA regulatory requirements, which could have a material adverse effect on Coulter's business, financial condition and results of operations.

     In December 1998, Coulter announced that it had been notified by the FDA that Bexxar met the criteria for Fast Track designation because one of the targeted indications is transformed low-grade NHL, a life-threatening disease, and represents an unmet medical need. However, significant uncertainty exists as to the extent to which this Fast Track designation will result in priority review and approval. Further, the FDA retains considerable discretion to determine eligibility for a priority review and approval, and is not bound by discussions that an applicant may have had with FDA staff. Accordingly, the FDA could employ its discretion to deny eligibility of Bexxar as a candidate for a priority review or to require additional clinical trials or other information before approving Bexxar. A determination that Bexxar is not eligible for a priority review or delays and additional expenses associated with generating a response to any request for additional trials could have a material adverse effect on Coulter's business, financial condition and results of operations.

COULTER HAS LIMITED MANUFACTURING EXPERIENCE AND THUS RELIES HEAVILY ON CONTRACT SUPPLIERS AND MANUFACTURERS.

     Coulter has no existing internal capacity or experience with respect to manufacturing products for large-scale clinical trials or commercial purposes. Coulter relies upon Boehringer Ingelheim Pharma KG, or BI Pharma, to produce Anti-B1 Antibody. Coulter has entered into an agreement with BI Pharma to produce bulk Anti-B1 Antibody and fill the individual product vials with Anti-B1 Antibody. Coulter has contracted with BI Pharma and a third-party supplier for labeling and packaging services. These manufacturers have limited experience producing, labeling and packaging the Anti-B1 Antibody, and Coulter cannot assure you that they will be able to produce Coulter's requirements in commercial quantities or with acceptable quality.

     Coulter relies upon Nordion for radiolabeling the Anti-B1 Antibody at Nordion's centralized radiolabeling facility. Coulter has entered into an agreement with Nordion for supply of the radiolabeled Anti-B1 Antibody for both clinical trials and commercial sale. Given the eight-day half-life of the (131)I radioisotope, Nordion currently is producing radiolabeled Anti-B1 Antibody in a clinical-scale facility sufficient to support on-going clinical trials. Nordion will transition the production of radiolabeled Anti-B1 Antibody to a commercial-scale facility prior to anticipated FDA approval in support of potential product launch. However, Coulter cannot assure you that Nordion will be able to successfully transition to the commercial-scale facility and, if Bexxar is approved and is successful in the market, Coulter cannot assure you that Nordion's capacity to radiolabel antibodies will be sufficient to meet all of Coulter's commercial requirements.

     Coulter is aware of only a limited number of manufacturers capable of producing the Anti-B1 Antibody in commercial quantities or radiolabeling the antibody with the (131)I radioisotope on a commercial scale. To establish and qualify a new facility to centrally radiolabel antibodies could take three years or longer. Further, radiolabeled antibody cannot be stockpiled against future shortages due to the eight-day half-life of the (131)I radioisotope. Accordingly, any change in Coulter's existing contractual relationships with, or interruption in supply from, Coulter's producer of unlabeled antibody or Coulter's radiolabeler could affect adversely Coulter's ability to complete its ongoing clinical trials and to market Bexxar, if approved. Any change or interruption would have a material adverse effect on Coulter's business, financial condition and results of operations. Although Coulter is evaluating additional sources of supply for production and radiolabeling of the Anti-B1 Antibody, Coulter cannot assure you that these sources will be secured on commercially reasonable terms or on a timely basis, if at all.

     Prior to August 1997, Coulter obtained Anti-B1 Antibody from an inventory produced by Beckman Coulter, and radiolabeling was performed by radiopharmacies at the individual clinical trial sites. In order to begin using Lonza Anti-B1 Antibody, BI Pharma KG Anti-B1 Antibody, and the centrally radiolabeled Anti-B1 Antibody from Nordion, Coulter filed, and the FDA cleared, Investigational New Drug, or IND application amendments to allow the use of these materials in clinical trials. Coulter is collecting data from clinical trials to be filed with the FDA to establish that Anti-B1 Antibody from these different sources, and that Nordion radiolabeled and on-site radiolabeled Anti-B1 Antibody, are clinically comparable. However, Coulter cannot assure you that it will be able to establish clinical comparability. A failure to establish clinical comparability could require that additional clinical trials be conducted, which would increase costs and potentially delay regulatory approval for Bexxar.

     Coulter currently obtains the (131)I radioisotope from Nordion under purchase orders placed from time to time. Nordion intends to change its source of (131)I radioisotope from tellurium-derived (131)I to fission-derived (131)I. Coulter will need to obtain FDA approval of the fission-derived (131)I radioisotope prior to using it in clinical trials or commercial supply. While fission-derived (131)I radioisotope has been approved for human use in other applications, Coulter cannot assure you that the fission-derived (131)I labeled Anti-B1 Antibody will be suitable for human use, and that clinical trials or commercial supply will not be delayed or disrupted if Coulter is unable to obtain FDA approval for this product.

     Third-party manufacturers must comply with GMP regulations prescribed by the FDA and other standards prescribed by various federal, state and local regulatory agencies in the United States and any other relevant country. Failure to comply with these regulations could have a material adverse effect on Coulter's business, financial condition and results of operations.

COULTER LACKS MARKETING AND SALES EXPERIENCE AND THUS DEPENDS ON MARKETING PARTNERS.

     Coulter intends to market and sell Bexxar in the United States through a direct sales force and in collaboration with SmithKline Beecham Corporation. Internationally, Coulter intends to directly market Bexxar in Europe upon approval to specialized centers, and may seek partners as appropriate in specific countries. Coulter currently does not possess the resources and experience necessary to commercialize any of its product candidates. Coulter has hired approximately one-half of the direct sales force and marketing personnel necessary to launch Bexxar; however, the ability to market Bexxar, if approved, will be contingent upon recruiting, training and deploying the remainder of the necessary sales and marketing force as well as SB's performance under the collaboration agreement. Developing an effective sales force will require significant financial resources and time. Coulter cannot assure you that it will be able to establish an effective sales force in a timely or cost-effective manner, if at all, or that its sales force will be capable of generating demand for Bexxar or other product candidates. Failure to establish an effective sales force and marketing capability could have a material adverse effect on Coulter's business, financial condition and results of operations.

COULTER OPERATES IN A HIGHLY COMPETITIVE MARKET, AND COULTER'S COMPETITORS MAY DEVELOP ALTERNATIVE THERAPIES.

     The pharmaceutical and biotechnology industries are intensely competitive. Any product candidate developed by Coulter would compete with existing drugs and therapies. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in research and development of products for treating people with cancer and autoimmune disease. Many of these organizations have greater financial, technical, manufacturing and marketing resources greater than Coulter's. Several of them may have developed or are developing therapies that could be used for treating the same diseases targeted by Coulter. If a competing company were to develop or acquire rights to a more efficacious or safer therapy for treating the same diseases targeted by Coulter, or one which offers significantly lower costs of treatment, Coulter's business, financial condition and results of operations could be materially adversely affected. Coulter believes that its product development programs will be subject to significant competition from companies utilizing alternative technologies, as well as to increasing competition from companies that develop and apply technologies similar to Coulter's technologies. Other companies may succeed in developing products earlier, obtaining approvals for these products from the FDA more rapidly or developing products that are safer and more effective than those under development or proposed to be developed by Coulter. Coulter cannot assure you that research and development by others will not render its technology or product candidates obsolete or non-competitive or result in treatments superior to any therapy developed by Coulter, or that any therapy developed by Coulter will be preferred to any existing or newly developed technologies.

COULTER DEPENDS ON PROPRIETARY TECHNOLOGY; THE STATUS OF PATENTS AND PROPRIETARY TECHNOLOGY IS UNCERTAIN.

     The biopharmaceutical and biotechnology fields are characterized by a large number of patent filings. A substantial number of patents have already been issued to other pharmaceutical and biotechnology companies. Research has been conducted for many years in the monoclonal antibody field by biopharmaceutical and biotechnology companies and other organizations. Competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to those of Coulter's. In some jurisdictions, including the United States, patent applications are maintained in secrecy for a period after filing. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries and the filing of related patent applications. Coulter may not be aware of all of the patents potentially adverse to its interests that may have been issued to other companies, research or academic institutions, or others. Coulter cannot assure you that patents potentially adverse to its interests do not exist, have not been filed, or could not be filed or issued that contain claims relating to Coulter's technology, products or processes.

     If patents have been or are issued to others containing preclusive or conflicting claims, and the claims are ultimately determined to be valid, Coulter may be required to obtain licenses to one or more of these patents or to develop or obtain alternative technology. Coulter is aware of various patents that have been issued to others that pertain to a portion of its prospective business; however, Coulter believes that it does not infringe upon any patents that would ultimately be determined to be valid. Coulter cannot assure you that patents do not exist in the United States or in foreign countries or that patents will not be issued to third parties that contain preclusive or conflicting claims with respect to Bexxar or any of Coulter's other product candidates or programs. Commercialization of monoclonal antibody-based products may require licensing and/or cross-licensing of one or more patents with other organizations in the field. Coulter cannot assure you that the licenses that might be required for Coulter's processes or products would be available on commercially acceptable terms, if at all.

     Coulter's breach of an existing license or failure to obtain a license to technology required to commercialize Coulter's product candidates may have a material adverse effect on its business, financial condition and results of operations. Litigation, which could result in substantial costs may also be necessary to enforce any patents issued to Coulter or to determine the scope and validity of third-party proprietary rights. If Coulter's competitors prepare and file patent applications in the United States that claim technology also claimed by Coulter, Coulter may be required to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention. Even if the eventual outcome is favorable to Coulter, the process could result in substantial cost to Coulter. Furthermore, an adverse outcome in court or administrative agency proceedings could subject Coulter to significant liabilities to third parties and require Coulter to license disputed rights from third parties or to cease using their technology.

     Coulter also relies on trade secrets to protect its technology, especially where patent protection is not believed to be appropriate or obtainable. Coulter protects its proprietary technology and processes in part by confidentiality agreements with its employees, consultants, advisory board members, collaborators and certain contractors. Coulter cannot assure you that these agreements will not be breached, that Coulter would have adequate remedies for any breach, or that Coulter's trade secrets or those of its collaborators or contractors will not otherwise become known or be discovered independently by competitors.

     Patents issued and patent applications filed internationally relating to biologics are numerous and Coulter cannot assure you that current and potential competitors and other third parties have not filed or, in the future will not file, applications for, or have not received, or in the future will not receive, patents or obtain additional proprietary rights relating to products or processes used or proposed to be used by Coulter. Moreover, statutory differences in patentable subject matter may limit the protection Coulter can obtain on some of its inventions in some jurisdictions. For example, methods of treating humans are not patentable in many countries outside of the United States. These and other issues may prevent Coulter from obtaining patent protection in certain markets, which would have a material adverse effect on Coulter's business, financial condition and results of operations.

COULTER WILL NEED ADDITIONAL CAPITAL AND ITS ABILITY TO FIND ADDITIONAL FUNDING IS UNCERTAIN.

     Coulter's operations to date have consumed substantial and increasing amounts of cash. The negative cash flow from operations is expected to continue and to accelerate in the next several years. The development of Coulter's technology and potential products will require a commitment of substantial funds. Coulter expects that its existing capital resources will be adequate to satisfy the requirements of its current and planned operations through 2001. However, the rate at which its resources are expended is variable, may be accelerated and depends on many factors, including the scope and results of preclinical studies and clinical trials, the cost, timing and outcome of regulatory approvals, continued progress of Coulter's research and development of product candidates, the timing and cost of establishing or procuring requisite production radiolabeling and other manufacturing capacities, the cost involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the expenses of establishing a sales and marketing force, the acquisition of technology licenses, the status of competitive products and the availability of other financing.

     Coulter may need to raise substantial additional capital to fund its operations and, if needed, to seek additional funding through public or private equity or debt financings, as well as through collaborative arrangements. Coulter cannot assure you that additional funds will be available on acceptable terms, if at all. If additional funds are raised by issuing equity securities, substantial dilution to stockholders may result. If adequate funds are not available, Coulter may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or obtain funds through arrangements with collaborative partners or others that may require it to relinquish rights to certain of its technologies, product candidates or products that it would otherwise seek to develop or commercialize.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT COULTER'S FUTURE BUSINESS AND OPERATIONS.

     If the merger is not completed, Coulter may be subject to a number of risks, including the following:


     - Coulter may be required to pay Corixa a termination fee as described in the section entitled "Terms of the Merger -- Expenses; Termination Fees";


     - the price of Coulter common stock may decline;

     - various costs related to the merger, such as legal and accounting fees and the expenses and fairness opinion fees of Coulter's financial advisor, must be paid even if the merger is not completed; and

     - it might be difficult for Coulter to enter into a transaction similar to the merger or to otherwise make acquisitions for a period of time.

COULTER HAS A HISTORY OF LOSSES AND ANTICIPATES FUTURE LOSSES.

     Coulter has a limited history of operations and has experienced significant losses since inception. As of September 30, 2000, its accumulated deficit was approximately $137.2 million. Coulter expects to incur significant additional operating losses over the next several years and expects cumulative losses to increase substantially due to expanded research and development efforts, preclinical studies and clinical trials and developing manufacturing, marketing and sales capabilities. Further, Coulter expects that losses will fluctuate from quarter to quarter and that these fluctuations may be substantial. All of Coulter's product candidates are in development, in preclinical studies or in clinical trials, and no revenues have been generated from product sales. To achieve and sustain profitable operations, Coulter, alone or with others, must develop successfully, obtain regulatory approval for, manufacture, introduce, market and sell its products. The time frame necessary to achieve market success is long and uncertain. Product revenues resulting from Coulter's research and development efforts will not occur until Coulter has commercially available products. Coulter cannot assure you that it will ever generate sufficient product revenues to become profitable or to sustain profitability.

COULTER DEPENDS ON KEY PERSONNEL.

     Coulter depends on a limited number of key management and technical personnel. The loss of the services of one or more of its key employees could have a material adverse effect on its business, financial condition and results of operations. In addition, Coulter's success will depend on its ability to attract and retain additional highly qualified sales, management, manufacturing and research and development personnel. Coulter faces intense competition in its recruiting activities, and cannot assure you that it will be able to attract and retain qualified personnel.

COULTER MAY BE EXPOSED TO PRODUCT LIABILITY CLAIMS.

     The manufacture and sale of human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. Coulter has only limited product liability insurance for clinical trials and no commercial product liability insurance. Coulter cannot assure you that it will be able to maintain existing insurance or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities, if at all. Product liability insurance is expensive, may be difficult to obtain and may not be available in the future on acceptable terms, if at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against an event such as a potential product recall or a potential product liability claim brought against Coulter in excess of its insurance coverage, if any, could have a material adverse effect upon Coulter's business, financial condition and results of operations.

COULTER IS SUBJECT TO UNCERTAINTIES REGARDING HEALTHCARE REIMBURSEMENT AND
REFORM.

     Political, economic and regulatory influences are subjecting the U.S. healthcare industry to fundamental change. Initiatives to reduce the federal deficit and to reform healthcare delivery are increasing cost-containment efforts. Coulter anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the healthcare delivery system. Any proposed or actual changes to the healthcare delivery system could cause Coulter to limit or eliminate spending on development projects and affect ultimate profitability. Legislative debate is expected to continue in the future, and market forces are expected to drive reductions of healthcare costs. Coulter cannot predict what impact the adoption of any federal or state healthcare reform measures or future private sector reforms may have on its business.

     In both domestic and foreign markets, sales of Coulter's proposed products will depend in part on the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Bexxar, as potentially the first radioimmunotherapy for cancer, faces particular uncertainties due to the absence of a comparable, approved therapy to serve as a model for pricing and reimbursement decisions. Further, if Bexxar is not administered in most cases on an outpatient basis, as is contemplated currently by Coulter, the projected cost of the therapy will be higher than anticipated. In addition, Coulter cannot assure you that products can be manufactured on a commercial scale for a cost that will enable Coulter to price its products within reimbursable rates. Consequently, Coulter cannot assure you that its product candidates will be considered cost-effective or that adequate third-party reimbursement will be available to enable Coulter to maintain price levels sufficient to realize an appropriate return on its investment in product development. If adequate coverage and reimbursement rates are not provided by the government and third-party payors for Coulter's products, the market acceptance of these products could be adversely affected, which could have a material adverse effect on Coulter's business, financial condition and results of operations.

COULTER USES HAZARDOUS AND RADIOACTIVE MATERIALS.

     The manufacturing and administration of Bexxar requires the handling, use and disposal of (131)I, a radioactive isotope of iodine. These activities must comply with various state and federal regulations. Violations of these regulations could significantly delay completion of clinical trials and commercialization of Bexxar. For Coulter's ongoing clinical trials and for commercial-scale production, Coulter relies on Nordion to radiolabel the Anti-B1 Antibody with (131)I at a single location in Canada. Violations of safety regulations could occur with this manufacturer, and, therefore, there is a risk of accidental contamination or injury. In the event of any regulatory noncompliance or accident, the supply of radiolabeled Anti-B1 Antibody for use in clinical trials or commercially could be interrupted, which could have a material adverse effect on Coulter's business, financial condition and results of operations.

     Coulter also uses hazardous chemicals and radioactive compounds in its ongoing research activities. Coulter could be held liable for any damages that result from an accident, contamination or injury from the handling and disposal of these materials, as well as for unexpected remedial costs and penalties that may result from any violation of applicable regulations, which could result in a material adverse effect on Coulter's business, financial condition and results of operations. In addition, Coulter may incur substantial costs to comply with environmental regulations.

THE PRICE OF COULTER COMMON STOCK MAY BE VOLATILE.

     The securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly held biotechnology and pharmaceutical companies have in the past been, and can in the future be expected to be, especially volatile. Any of the following events may have a significant and adverse impact on the market price of Coulter common stock:

     - announcements of technological innovations or new products by Coulter or its competitors,

     - release of reports by securities analysts,

     - sales of stock by large holders,

     - developments or disputes concerning patents or proprietary rights,

     - regulatory developments,

     - changes in regulatory or medical reimbursement policies,

     - economic and other external factors, and

     - period-to-period fluctuations in Coulter's financial results.

                     SPECIAL MEETING OF CORIXA STOCKHOLDERS

DATE, TIME AND PLACE OF SPECIAL MEETING


     The Corixa special meeting will be held in the Cedar Room at Corixa Corporation, 1124 Columbia Street, Seattle, Washington on December 21, 2000 at 1:00 p.m., local time. We are sending this joint proxy statement/prospectus to you in connection with the solicitation of proxies by the Corixa board of directors for use at the Corixa special meeting and any adjournment or postponement of the special meeting.


PURPOSES OF SPECIAL MEETING

     At the Corixa special meeting, holders of shares of Corixa common stock and Series A preferred stock will:

     - consider and vote on a proposal to approve the issuance of shares of Corixa common stock in connection with the merger; and

     - transact such other business as may properly come before the Corixa special meeting or any adjournment or postponement of the special meeting.

RECOMMENDATION OF THE CORIXA BOARD OF DIRECTORS


     THE CORIXA BOARD OF DIRECTORS HAS CONCLUDED THAT THE MERGER AND THE ISSUANCE OF SHARES OF CORIXA COMMON STOCK IN CONNECTION WITH THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CORIXA AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE MERGER AND THE ISSUANCE OF SHARES OF CORIXA COMMON STOCK IN CONNECTION WITH THE MERGER. ACCORDINGLY, THE CORIXA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CORIXA STOCKHOLDERS VOTE "FOR" APPROVAL OF THE ISSUANCE OF SHARES OF CORIXA COMMON STOCK IN CONNECTION WITH THE MERGER.


RECORD DATE AND VOTING POWER


     Only holders of record of Corixa common stock and Series A preferred stock at the close of business on November 16, 2000, the record date, are entitled to notice of, and to vote at, the Corixa special meeting. As of close of business on the record date, there were approximately 21,114,682 shares of Corixa common stock issued and outstanding and 1,523 holders of record of Corixa common stock, and 12,500 shares of Corixa Series A preferred stock issued and outstanding and one holder of record of Corixa Series A preferred stock. Each holder of record of Corixa common stock is entitled to cast one vote per share and each holder of record of Corixa Series A preferred stock is entitled to cast approximately
117.65 votes per share, with fractional voting rights for the Series A preferred stock being rounded to the nearest whole number.


VOTING AND REVOCATION OF PROXIES


     Votes may be made in person or by a properly executed proxy on each matter properly submitted for the vote of the Corixa stockholders at the Corixa special meeting. All properly executed proxies that are not revoked will be voted at the special meeting in accordance with the instructions contained in the proxy.


     If a holder of Corixa common stock or Series A preferred stock executes and returns a proxy and does not specify otherwise, the shares represented by the proxy will be voted "FOR" approval of the issuance of shares of Corixa common stock in connection with the merger in accordance with the recommendation of the Corixa board of directors. A Corixa stockholder who has executed and returned a proxy may revoke it at any time before it is voted at the special meeting by (a) executing and returning to Corixa's Secretary a proxy bearing a later date or
(b) filing or transmitting to Corixa's Secretary another instrument or transmission revoking the proxy. In order to change his, her or its vote, a Corixa stockholder may either submit a duly executed proxy bearing a later date or attend the special meeting and vote in person after properly revoking any proxy that was previously submitted.

QUORUM; REQUIRED VOTE


     The presence, in person or by proxy, at the special meeting of the holders of a majority of the shares of Corixa common stock and Series A preferred stock outstanding as of the close of business on the record date is necessary to constitute a quorum at the Corixa special meeting. For this purpose, abstentions and broker nonvotes will count toward establishing a quorum. The affirmative vote of the holders of a majority of shares of Corixa common stock and Series A preferred stock voting at the Corixa special meeting, voting together as a single class on an as-converted basis, is required to approve the issuance of shares of Corixa common stock in connection with the merger. In determining whether the proposal to issue shares of Corixa common stock has received the requisite number of affirmative votes, abstentions and broker nonvotes will have the same effect as a vote against the proposal to issue shares of Corixa common stock in connection with the merger.



     On the record date, the directors and executive officers of Corixa beneficially owned approximately 3,646,821 shares, or 15.6% of the outstanding Corixa common stock entitled to vote at the special meeting. Steven Gillis, Mark McDade, Joseph Lacob, James Young (who are all of the directors of Corixa other than Arnold Oronsky), and Steven Reed, Kenneth Grabstein, Michelle Burris, Kathleen McKereghan, Martin Cheever, Maureen Howard, Cindy Jacobs, Gary Christianson and Charles Richardson (who, together with Steven Gillis and Mark McDade, are all of the executive officers of Corixa), have each entered into a voting agreement with Coulter dated as of October 15, 2000. They have agreed in the voting agreements to vote all shares of Corixa common stock owned by them as of the record date in favor of the issuance of shares of Corixa common stock in connection with the merger. They also granted Michael Bigham and William Harris irrevocable proxies to vote their shares of Corixa common stock in favor of the issuance of shares of Corixa common stock in connection with the merger. Approximately 2,905,115 shares of Corixa common stock, which represents approximately 13.8% of the outstanding shares of Corixa common stock as of the record date, are subject to the voting agreements.


SOLICITATION OF PROXIES

     In addition to soliciting by mail, the directors, officers, employees and agents of Corixa may solicit proxies from Corixa stockholders by personal interview, telephone, telegram or otherwise. Corixa will bear the costs of soliciting proxies from its stockholders. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Corixa common stock for forwarding solicitation materials to the beneficial owners of Corixa common stock. Corixa will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with forwarding solicitation materials. Corixa has engaged the services of W.F. Doring & Company to distribute proxy solicitation materials to brokers, banks and other nominees and to assist in soliciting proxies from Corixa stockholders for a fee of approximately $3,000 plus reasonable out-of-pocket expenses.

OTHER MATTERS

     At the date of this joint proxy statement/prospectus, the Corixa board of directors does not know of any business to be presented at the special meeting other than as set forth in the notice accompanying this joint proxy statement/prospectus. If the Corixa board of directors should bring any other matter before the special meeting, a supplement or amendment to this joint proxy statement/prospectus describing the matter will be sent to all Corixa stockholders entitled to vote.

     THE MATTERS TO BE CONSIDERED AT THE CORIXA SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE CORIXA STOCKHOLDERS. ACCORDINGLY, WE URGE CORIXA STOCKHOLDERS TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                    SPECIAL MEETING OF COULTER STOCKHOLDERS

DATE, TIME AND PLACE OF SPECIAL MEETING


     The Coulter special meeting of stockholders will be held at Cooley Godward LLP, 3175 Hanover Street, Palo Alto, California, on December 21, 2000, at 1:00 p.m., local time. Coulter is sending this joint proxy statement/prospectus to you in connection with the solicitation of proxies by the Coulter board of directors for use at the Coulter special meeting and any adjournment or postponement of the special meeting.


PURPOSES OF SPECIAL MEETING

     The purposes of the special meeting are to consider and vote upon a proposal to adopt the merger agreement and to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

RECOMMENDATION OF THE COULTER BOARD OF DIRECTORS

     THE COULTER BOARD OF DIRECTORS HAS CONCLUDED THAT THE PROPOSAL TO ADOPT THE MERGER AGREEMENT IS ADVISABLE TO AND IN THE BEST INTERESTS OF COULTER AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT. ACCORDINGLY, THE COULTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COULTER STOCKHOLDERS VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.

RECORD DATE AND VOTING POWER


     Only holders of record of Coulter common stock at the close of business on November 8, 2000, the record date, are entitled to notice of, and to vote at, the Coulter special meeting. As of close of business on the record date, there were approximately 362 holders of record of Coulter common stock, with 18,901,609 shares of Coulter common stock issued and outstanding. Each share of Coulter common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.


VOTING AND REVOCATION OF PROXIES


     Votes may be made in person or by properly executed proxy on each matter properly submitted for a vote of the stockholders of Coulter at the Coulter special meeting. All properly executed proxies that are not revoked will be voted at the special meeting and at any adjournment or postponement of the special meeting in accordance with the instructions contained in the proxy.


     If a holder of Coulter common stock executes and returns a proxy and does not specify otherwise, the shares represented by the proxy will be voted "FOR" adoption of the merger agreement in accordance with the recommendation of the Coulter board of directors. A Coulter stockholder who has executed and returned a proxy may revoke it at any time before it is voted at the special meeting by
(a) executing and returning to Coulter's Secretary a proxy bearing a later date or (b) filing or transmitting to Coulter's Secretary another instrument or transmission revoking the proxy. In order to change his, her or its vote, a Coulter stockholder may either submit a duly executed proxy bearing a later date or attend the special meeting and vote in person after properly revoking any proxy that was previously submitted.

QUORUM; REQUIRED VOTE

     The presence, in person or by proxy, at the special meeting of the holders of a majority of the shares of Coulter common stock outstanding as of the close of business on the record date is necessary to constitute a quorum at the meeting. For this purpose, abstentions and broker nonvotes will count toward establishing a quorum. The affirmative vote of the holders of a majority of the shares of Coulter common stock outstanding on November 8, 2000 is required to adopt the merger agreement. In determining whether the proposal to adopt the merger agreement has received the requisite number of affirmative votes, abstentions and broker nonvotes will have the same effect as a vote against the proposal to adopt the merger agreement.


     On the record date, the directors and executive officers of Coulter beneficially owned approximately 2,373,190 shares, or 12.2% of the outstanding shares of Coulter common stock entitled to vote at the special meeting. Based on the number of shares of Coulter common stock outstanding on the record date, the affirmative vote of holders of at least 9,450,805 shares of Coulter common stock at the Coulter special meeting is necessary to adopt the merger agreement. Michael F. Bigham, Brian G. Atwood, Joseph R. Coulter, III, Donald L. Lucas, Robert Momsen, George J. Sella, Jr., Samuel R. Saks, M.D. (who are all of the directors of Coulter other than Arnold Oronsky), and Dwayne M. Elwood, William
G. Harris, Arlene M. Morris, Dan Shochat and Geoffrey T. Yarranton (who, together with Michael Bigham, are all of the executive officers of Coulter), have each entered into a voting agreement with Corixa dated as of October 15, 2000. They have agreed in the voting agreements to vote all shares of Coulter common stock owned by them as of the record date in favor of the proposal to adopt the merger agreement. They also granted Corixa irrevocable proxies to vote their shares of Coulter common stock in favor of the proposal to adopt the merger agreement. Approximately 1,705,143 shares of Coulter common stock, which represents approximately 9.0% of the outstanding shares of Coulter common stock as of the record date, are subject to the voting agreements.


SOLICITATION OF PROXIES

     In addition to soliciting by mail, the directors, officers, employees and agents of Coulter may solicit proxies from Coulter stockholders by personal interview, telephone, telegram or otherwise. Coulter will bear the costs of soliciting proxies from its stockholders, except that Corixa will pay the costs of printing this joint proxy statement/prospectus. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Coulter common stock for forwarding solicitation materials to the beneficial owners of Coulter common stock. Coulter will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with forwarding solicitation materials. Coulter has engaged the services of W.F. Doring & Company to distribute proxy solicitation materials to brokers, banks and other nominees and to assist in soliciting proxies from Coulter stockholders for a fee of approximately $3,000 plus reasonable out-of-pocket expenses.

NO APPRAISAL RIGHTS

     Under Delaware law, holders of Coulter common stock are not entitled to exercise appraisal rights in connection with the merger or to demand cash payment for their shares.

OTHER MATTERS

     At the date of this joint proxy statement/prospectus, the Coulter board of directors does not know of any business to be presented at the special meeting other than as set forth in the notice accompanying this joint proxy statement/prospectus. If the Coulter board of directors should bring any other matter before the special meeting, a supplement or amendment to this joint proxy statement/prospectus describing the matter will be sent to all Coulter stockholders entitled to vote.

     THE MATTERS TO BE CONSIDERED AT THE COULTER SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE COULTER STOCKHOLDERS. ACCORDINGLY, WE URGE COULTER STOCKHOLDERS TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

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

                                   THE MERGER


     The following discussion summarizes the proposed merger and related transactions. The following is not, however, a complete statement of all provisions of the merger agreement and related agreements. Detailed terms of, and conditions to, the merger and related transactions are contained in the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Appendix A. Statements made in this joint proxy statement/prospectus with respect to the terms and conditions of the merger and the related transactions are qualified by reference to, and you are urged to carefully read the detailed information set forth in, the merger agreement and the other documents attached to this joint proxy statement/prospectus.


GENERAL DESCRIPTION

     Pursuant to the merger agreement:

     - Clearwater, a wholly owned subsidiary of Corixa, will merge with and into Coulter;

     - each outstanding share of Coulter common stock, other than shares owned by Coulter, Corixa or any subsidiary of Coulter or Corixa, will be converted into 1.003 shares of Corixa common stock;

     - each outstanding option to purchase shares of Coulter common stock will be assumed by Corixa and will be converted into the right to acquire, on the same terms and conditions, an option to purchase shares of Corixa common stock at a price based on the exchange ratio;

     - all rights to purchase shares of Coulter common stock under Coulter's employee stock purchase plan will be converted into rights to purchase shares of Corixa common stock; and

     - upon completion of the merger, the separate corporate existence of Clearwater will cease, and Coulter will continue as the surviving corporation.

JOINT REASONS FOR THE MERGER


     The boards of directors of both Corixa and Coulter based their decisions to recommend the issuance of the Corixa common stock and the proposed merger on their belief that the merger will jointly benefit Corixa and Coulter and their stockholders in a number of ways, including the following:


     - The merger will create a combined biopharmaceutical company with:

      - a stronger preclinical and discovery capability;

      - an enhanced clinical pipeline;

      - a more diversified product base and research and development capability;

      - an enhanced sales and marketing program;

      - an expanded distribution network;

      - a broader international presence; and


      - a greater potential to establish future partnerships.


     - The merger will create a combined company with greater overall immunotherapy expertise by combining Corixa's expertise in antigen discovery with Coulter's expertise in developing monoclonal antibodies directed to targeted antigens and enhancing the therapeutic application of these antibodies with radionuclides and cytotoxic agents.

     - The combination of the two companies' research and development operations and business development operations are expected to result in operating synergies.

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

     - The merger will create a combined company with expanded drug development capabilities and an enhanced ability to compete in the biopharmaceutical industry because of the combined company's broader technology and product base.

     - The merger will create a combined company with a stronger overall financial condition.

RECOMMENDATION OF THE CORIXA BOARD; CORIXA'S REASONS FOR THE MERGER


     The Corixa board of directors has unanimously approved the merger and the merger agreement and has determined that the terms of the merger are fair to, and in the best interests of, Corixa and its stockholders, and therefore unanimously recommends that Corixa stockholders vote "FOR" approval of the issuance of shares of Corixa common stock in connection with the merger. In addition to the anticipated joint benefits described above, the Corixa board of directors believes that there are additional reasons the merger will be beneficial to Corixa and its stockholders:


     - The combined company will possess a sales and marketing group with expertise in marketing oncology therapeutics, which expertise does not currently exist at Corixa.

     - The merger will add a late-stage Phase III immunotherapy clinical trial product to Corixa's product portfolio.

     - The merger will add additional discovery and development technology and expertise complementary to Corixa's antigen discovery expertise.

     - The merger will enhance Corixa's internal discovery and development expertise and as a result its need to contract discovery and development from other companies should decrease.

     - Combining the companies should accelerate the rate of discovery and development of new intellectual property and product opportunities may accelerate.

     In the course of its deliberations, the Corixa board of directors reviewed and considered a number of other factors relevant to the merger, including the following:


     - information regarding historical market prices and other information with respect to Coulter common stock and Corixa common stock, and the financial performance and condition, assets, liabilities, business operations, and prospects of each of Coulter and Corixa and their projected future values as separate entities and on a combined basis;


     - the compatibility of management of the two companies;

     - a comparison of selected recent acquisition and merger transactions in the industry as well as trading performance for comparable companies in the industry;


     - the belief that the terms of the merger agreement, including the parties' mutual representations and warranties, are reasonable;


     - the expected tax and accounting treatment of the merger;


     - the presentation to the Corixa board of directors by, and the analysis of, Corixa's financial advisor, Pacific Growth Equities, Inc., and Pacific Growth Equities' opinion that, based upon and subject to the assumptions, qualifications and limitations set forth in Pacific Growth Equities' written opinion, as of October 14, 2000, the merger consideration to be paid by Corixa to Coulter stockholders in the merger is fair, from a financial point of view, to Corixa stockholders (the full text of the Pacific Growth Equities' opinion describes the basis for its opinion and is attached as Appendix B to this joint proxy statement/prospectus);



     - the reports of Corixa's management and legal counsel, including reports relating to the due diligence review that was conducted regarding Coulter's business, operations, technology, legal matters and possible synergistic opportunities for the two companies; and

     - a review with Corixa's legal counsel of the terms of the merger agreement, including the termination provisions and closing conditions to the merger.

     The Corixa board of directors also considered a variety of potentially negative factors in its deliberations concerning the merger, including the following:

     - risks associated with the FDA's acceptance and approval of Coulter's BLA application for FDA approval of Bexxar;

     - the dilutive effect of the Corixa common stock to be issued in connection with the merger;

     - the risk that the market price of Corixa's common stock might be adversely affected by consummation of the merger;

     - risks associated with Coulter's intellectual property protection, including uncertainties related to Coulter's patent position;

     - the risk that the integration of the two companies' management and scientific cultures might not be accomplished quickly or smoothly;

     - the risk that integration of Corixa's Redwood City's operations into Coulter's operations may be unsuccessful; and

     - other risks described under the section entitled "Risk Factors" beginning on page 23.

     The preceding discussion of the information and factors considered by the Corixa board of directors is not exhaustive, but is believed to include all material factors considered by the Corixa board of directors. Each member of the Corixa board of directors may have considered different factors and may have given different weights to different factors. In view of the variety of factors considered in connection with its evaluation of the merger, the Corixa board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination.

RECOMMENDATION OF THE COULTER BOARD; COULTER'S REASONS FOR THE MERGER

     The Coulter board has unanimously approved the merger agreement and has determined that the terms of the merger are fair to, and in the best interests of, Coulter and its stockholders, and therefore unanimously recommends that Coulter stockholders vote "FOR" adoption of the merger agreement. In addition to the anticipated joint benefits described above, Coulter believes that there are additional reasons the merger will be beneficial to Coulter and its stockholders:

     - The combined company will have a broader, more diversified development and product base than Coulter as a stand-alone company.

     - The merger will provide Coulter with access to Corixa's antigen discovery capabilities, which are complementary to Coulter's antibody and targeted oncologics programs.

     - The merger will provide Coulter with access to Corixa's immunotherapeutic vaccine capabilities.

     - The merger will add late-stage Phase II and Phase III clinical trial products to Coulter's product pipeline.

     - The merger will enhance Coulter's manufacturing capability.


     - The consideration offered by Corixa in connection with the merger is fair to, and in the best interests of, Coulter and its stockholders, the market value of the Corixa common stock to be issued in the merger representing a premium of approximately 43.3% over the closing sales price of the Coulter common stock on October 13, 2000, the last trading day prior to announcement of the signing of the merger agreement.

     In the course of its deliberations, Coulter's board of directors reviewed and considered a number of other factors relevant to the merger, including the following:

     - information regarding historical market prices and other information with respect to the Coulter common stock and the Corixa common stock, and the financial performance and condition, assets, liabilities, business operations, and prospects of each of Coulter and Corixa and their projected future values as separate entities and on a combined basis;


     - the Coulter board's assessment of Coulter's strategic alternatives to the merger, including remaining an independent company, licensing or otherwise transferring its rights to future discoveries, and merging or consolidating with a party other than Corixa, or acquiring companies;


     - the presentation to the Coulter board of directors by, and the analysis of, Coulter's financial advisor, Deutsche Banc Alex. Brown, and Deutsche Banc Alex. Brown's opinion that, based upon and subject to the assumptions, qualifications and limitations set forth in Deutsche Banc Alex. Brown's written opinion, that, as of October 15, 2000, the exchange ratio in the merger was fair to the Coulter stockholders from a financial point of view (the full text of the Deutsche Banc Alex. Brown opinion describes the basis for its opinion and is attached as Appendix C to this joint proxy statement/prospectus);

     - the compatibility of management of the two companies;

     - the belief that the terms of the merger agreement, including the parties' mutual representations, warranties and covenants, and the conditions to Corixa's obligations to complete the merger, are reasonable;

     - the ability of the Coulter board to enter into discussions with a person or entity in response to an unsolicited proposal to purchase Coulter if, among other things, the Coulter board determines in good faith, after consulting with outside legal counsel, that failure to participate in discussions with that person or entity would violate the Coulter board's fiduciary duties;

     - the expected tax and accounting treatment of the merger; and

     - the reports of Coulter's management, financial advisors and legal advisors, including reports relating to the due diligence review that was conducted regarding Corixa's business, operations, technology, legal matters and possible synergistic opportunities for the two companies.

     The Coulter board also considered a number of potentially negative factors in its deliberations concerning the merger, including the following:

     - the loss of control over the future operations of Coulter following the merger;

     - the risk that the merger might not be completed in a timely manner, if at all;

     - the risk that the benefits sought to be achieved by the merger will not be achieved;

     - risks associated with product development and approval, including Coulter's pending application for approval of Bexxar;

     - the fixed nature of the exchange ratio and the risk that, should there be a decrease in the market value of Corixa common stock, the value to be received by the Coulter stockholders would be reduced;

     - the potential loss of key Coulter employees critical to the ongoing success of Coulter's product development and integration of Coulter's research;

     - the general difficulties of integrating products, technologies and companies;

     - the risk that the integration of the two companies' management and scientific cultures might not be accomplished quickly or smoothly; and

     - the other risks described above under "Risk Factors" beginning on page
       23.

     The Coulter board discussed with management the prospects for combinations with companies other than Corixa, the possibility that the benefits described above or other benefits could be achieved through any other combination and the risks and benefits of a stand-alone strategy.

     The preceding discussion of information and factors considered by the Coulter board of directors is not exhaustive, but is believed to include all material factors considered by the Coulter board of directors. In view of the variety of factors considered by the Coulter board of directors, the Coulter board of directors did not find it practicable to, and did not, quantify or assign relative weights to the specific factors considered in reaching its determination. In addition, each member of the Coulter board of directors may have given different weights to different factors. However, after taking into account all of the factors set forth above, the Coulter board of directors unanimously agreed that the merger agreement and completion of the merger were fair to, and in the best interests of, Coulter and its stockholders and that Coulter should enter into the merger agreement.

OPINION OF CORIXA'S FINANCIAL ADVISOR

     Corixa retained Pacific Growth Equities, Inc. to evaluate the terms of the merger with Coulter and render an opinion as to its fairness. On October 14, 2000, Pacific Growth Equities rendered its oral opinion, subsequently confirmed in writing, to the board of directors of Corixa that the merger consideration to be paid by Corixa to Coulter stockholders in the merger is fair from a financial point of view to Corixa common stockholders.

     The full text of Pacific Growth Equities' written opinion dated October 14, 2000, which sets forth the assumptions made, matters considered, and limitations on the review undertaken by Pacific Growth Equities, is attached as Appendix B to this joint proxy statement/prospectus. This summary is qualified by reference to the full text of the opinion. Holders of Corixa common stock are urged to, and should, read this opinion carefully in its entirety. The engagement of Pacific Growth Equities and its opinion are for the benefit of the Corixa board of directors and its opinion was delivered to the Corixa board of directors in connection with its consideration of the merger. Pacific Growth Equities' opinion addresses only the fairness of the merger consideration from a financial point of view to Corixa. It does not address any other aspect of the merger, nor does it constitute a recommendation to any holder of Corixa common stock as to how to vote with respect to the merger.

     In connection with the Pacific Growth Equities opinion, Pacific Growth
Equities:

     - reviewed publicly available financial information and other information concerning Corixa and Coulter and internal analyses and other information furnished to it by Corixa and Coulter; and

     - held discussions with the members of senior management of Corixa and Coulter regarding the businesses and prospects of the respective companies and the joint prospects of a combined company.

     In addition, Pacific Growth Equities:

     - reviewed the historical reported prices and trading activity for Corixa common stock and Coulter common stock;

     - compared financial information for both Corixa and Coulter with similar information for selected companies whose securities are publicly traded;

     - compared stock market information and valuations for Corixa and Coulter with similar information for comparable companies whose securities are publicly traded;

     - analyzed information about prices paid in acquisitions of other biotechnology and pharmaceutical companies; and

     - performed other studies and analyses and considered such other factors as it deemed appropriate.

     In conducting its review and arriving at its opinion, Pacific Growth Equities assumed and relied on, without independent verification, the accuracy, completeness and fairness of the information furnished to or otherwise reviewed by or discussed with it for the purposes of rendering its opinion. Pacific Growth Equities assumed, with the consent of Corixa, that the merger would qualify for purchase accounting treatment and as a "tax-free" reorganization for Coulter stockholders for federal income tax purposes, and that the merger would be completed in accordance with the terms of the merger agreement, without any amendment and without waiver by Corixa or Coulter of any of the conditions to their respective obligations under the merger agreement. Pacific Growth Equities did not make an independent evaluation or appraisal of the assets of Corixa or Coulter, nor was Pacific Growth Equities furnished with any such evaluations or appraisals. The Pacific Growth Equities opinion is based on market, economic and other conditions as they existed and could be evaluated as of the date of the opinion letter.

     The following is a summary of the analyses performed and factors considered by Pacific Growth Equities in connection with rendering the Pacific Growth Equities opinion.

HISTORICAL FINANCIAL POSITION

     In rendering its opinion, Pacific Growth Equities reviewed and analyzed the historical financial position of Corixa and Coulter, which included, among other factors:

     - an assessment of each of Corixa's and Coulter's recent financial statements; and

     - an analysis of each of Corixa's and Coulter's revenue, growth and operating performance trends.

HISTORICAL STOCK PRICE PERFORMANCE

     Pacific Growth Equities reviewed and analyzed the daily closing per share market prices and trading volumes for Corixa common stock and Coulter common stock from August 31, 2000 to October 13, 2000.

ANALYSIS OF SELECTED PUBLICLY TRADED COMPANIES

     Pacific Growth Equities compared financial information, based on the commonly used valuation measurements described below, relating to Coulter to corresponding information for a group of selected publicly traded companies with at least one product in the marketplace. The financial information compared by Pacific Growth Equities included, among other things:

     - common equity market capitalization;

     - cash position; and

     - ratios of market capitalization to revenues and earnings.

     The financial information used in connection with the analysis provided below with respect to Coulter was derived from publicly available information. In the case of the selected comparable companies, the financial information used in connection with the analysis provided below was based on the most recent publicly available income statement, balance sheet and other information. Based on the last reported financial information and most recent common equity prices as of October 13, 2000, the mean multiple of market capitalization to projected calendar year 2001 revenues was 26.7x for the selected comparable companies; and the mean multiple of market capitalization to projected calendar year 2001 earnings was 71.0x for the selected comparable companies.

     In addition Pacific Growth Equities compared financial information relating to Coulter to corresponding information for a group of selected publicly traded companies with products in late stage development. Such financial information included, among other things, a comparison of common equity market capitalizations. Pacific Growth Equities noted that, based on the last reported financial information and most recent common equity prices as of October 13, 2000, the mean market capitalization of the comparable companies was 175.9% greater than Coulter's market capitalization.

ANALYSIS OF SELECTED MERGERS AND ACQUISITIONS

     Pacific Growth Equities reviewed the financial terms, to the extent publicly available, of 40 completed and announced mergers and acquisitions from January 1999 through October 2000 in the biotechnology and pharmaceutical industries. The 40 selected transactions, in chronological order of public announcement, were:

     - Agouron Pharmaceuticals Inc./Warner-Lambert Co. -- January 26, 1999

     - NeXstar Pharmaceuticals Inc./Gilead Sciences Inc. -- March 1, 1999

     - Parexel International Corp./Covance Inc. -- April 29, 1999

     - Triangle Pharmaceuticals Inc./Abbott Laboratories -- June 3, 1999

     - Genentech Inc./Roche Holdings AG -- June 3, 1999

     - Whittaker Corp./Meggitt PLC -- June 8, 1999

     - United Pharmaceuticals Inc./Solvay Pharmaceuticals SA -- June 11, 1999

     - SUGEN Inc./Pharmacia & Upjohn -- June 15, 1999

     - ALZA Corp./Abbott Laboratories -- June 21, 1999

     - Centocor Inc./Johnson & Johnson -- July 21, 1999

     - Roberts Pharmaceutical Corp./Shire Pharmaceuticals Group -- July 26, 1999

     - Fuisz Technologies Inc./Biovail Corp. International -- July 26, 1999

     - Exogen Inc./Smith & Nephew Inc. -- July 26, 1999

     - SIBIA Neurosciences Inc./Merck & Co. Inc. -- August 2, 1999

     - RiboGene Inc./Cypros Pharmaceutical Corp. -- August 4, 1999

     - CoCensys Inc./Purdue Pharma LP -- August 6, 1999

     - Copley Pharmaceutical Inc./Teva Pharmaceutical USA Inc. -- August 10,
       1999

     - SunPharm Corp./GelTex Pharmaceuticals Inc. -- August 16, 1999

     - US Bioscience Inc./MedImmune Inc. -- September 22, 1999

     - LeukoSite Inc./Millennium Pharmaceuticals Inc. -- October 14, 1999

     - Cell Genesys Inc./Genzyme General -- October 15, 1999

     - Warner-Lambert Co./Pfizer Inc. -- November 4, 1999

     - Warner-Lambert Co./American Home Products Corp. -- November 4, 1999

     - Innovasive Devices Inc./Johnson & Johnson -- November 9, 1999

     - Molecular Biosystems Inc./Palatin Technologies Inc. -- November 12, 1999

     - North American Vaccine Inc./Baxter International Inc. -- November 18,
       1999

     - Medco Research Inc./King Pharmaceuticals -- December 1, 1999

     - Liposome Co Inc./Elan Corp PLC -- March 6, 2000

     - Biomatrix Inc./Genzyme Biosurgery -- March 6, 2000

     - Schein Pharmaceutical Inc./Watson Pharmaceuticals Inc. -- May 25, 2000

     - Gliatech Inc./Guilford Pharmaceuticals Inc. -- May 30, 2000

     - Dexter Corp/Invitrogen Corp -- July 7, 2000

     - Jones Pharmaceutical Inc./King Pharmaceutical Inc. -- July 13, 2000

     - Anesta Corp/Cephalon Inc. -- July 17, 2000

     - ChiRex Inc./Rhodia SA -- July 24, 2000

     - PathoGenesis Corp./Chiron Corp. -- August 14, 2000

     - Tripath Imaging Inc./Roche Holdings Inc. -- August 28, 2000

     - Agritope Inc./Exelixis Inc. -- September 7, 2000

     - GelTex Pharmaceuticals Inc./Genzyme Corp. -- September 11, 2000

     - Dura Pharmaceuticals Inc./Elan Corp. PLC -- September 11, 2000.

     Pacific Growth Equities compared the premiums paid for the comparable transactions. The premiums were determined by reference to the target company's stock price four weeks prior to the announcement date. Pacific Growth Equities noted that these comparable transactions were effected at a mean premium of 59.3%. Applying the mean multiple premium of 59.3% for transactions to the average of the last reported sales price of a share of Coulter common stock for the 20 trading days immediately preceding the date of the merger agreement of $31.94, and multiplying this by the number of shares of Coulter common stock outstanding, Pacific Growth Equities arrived at a valuation of $954.9 million. This amount was greater than the $901 million consideration being offered by Corixa for Coulter. All multiples for these comparable transactions were based on public information available at the time of the announcement of such transaction, without taking into account specific market and other conditions during the period during which these comparable transactions occurred.

ANALYSIS OF DISCOUNTED CASH FLOW

     Pacific Growth Equities analyzed the discounted cash flow for Coulter using financial and operating data made available from the internal records of Coulter projections for fiscal years 2000 through 2004. Pacific Growth Equities used a terminal value of 2004 net income of $31.5 million and applied an earnings multiple of 70.0x, based on an analysis of publicly traded comparable companies and discount rates from 20% to 40%. The implied value of Coulter based on this valuation method was $933.1 million, or approximately $32 million greater than the consideration being offered by Corixa.

     No company used in the above analysis of selected comparable companies nor any transaction used in the analysis of the comparable companies summarized above is identical to Coulter, Corixa or the merger. Accordingly, the analyses must take into account differences in the financial and operating characteristics of the selected comparable companies and the comparable transactions and other factors that would affect the public trading value and acquisition value of the selected comparable companies and the comparable transactions.

     Although the preceding summary describes analyses and factors that Pacific Growth Equities deemed material in its presentation to the Corixa board of directors, it is not a comprehensive description of all analyses and factors considered by Pacific Growth Equities. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the applications of these methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Pacific Growth Equities believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying Pacific Growth Equities' opinion. In performing its analyses, Pacific Growth Equities considered general economic, market and financial conditions and other matters, many of which are beyond the control of Corixa and Coulter. The analyses performed by Pacific Growth Equities are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by the analyses. Accordingly, the analyses are subject to substantial uncertainty. Additionally, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be sold.

     Pursuant to a letter agreement dated May 5, 2000 between Corixa and Pacific Growth Equities, the fees to date payable to Pacific Growth Equities for rendering the Pacific Growth Equities opinion have been $250,000, of which $250,000 was payable at the time Pacific Growth Equities notified Corixa of its preparedness to render the opinion, whether in oral or written form. If the merger is completed, Corixa will also pay to Pacific Growth Equities a success fee of $400,000 plus an amount equal to 1% of the aggregate consideration paid by Corixa to Coulter stockholders in connection with the merger above $15 million, less the $250,000 Corixa has already paid to Pacific Growth Equities. In addition to the fee provided for above, Corixa agreed to promptly reimburse Pacific Growth Equities, upon request, for all of Pacific Growth Equities' reasonable and accountable out-of-pocket expenses, including, without limitation, travel expenses, charges for public reference documents and database services, statistical analysis data and legal fees and expenses, incurred by Pacific Growth Equities in connection with the performance of its services, up to a maximum of $35,000. Corixa has agreed to indemnify Pacific Growth Equities and its directors, officers, agents, employees and controlling persons for certain costs, expenses, losses, claims, damages and liabilities related to or arising out of rendering services under its engagement.

     Pacific Growth Equities may from time to time trade the securities of Coulter and Corixa for its own accounts or the accounts of Pacific Growth Equities' customers and, accordingly, may at any time hold long or short positions in the securities.

     The Corixa board of directors retained Pacific Growth Equities based on Pacific Growth Equities' qualifications, reputation, experience and expertise. Pacific Growth Equities, as a customary part of it investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, public equity underwritings, private placements and valuations for corporate and other purposes. Pacific Growth Equities maintains a market in the common stock of many publicly traded companies and regularly publishes research reports regarding publicly traded companies.

OPINION OF COULTER'S FINANCIAL ADVISOR

     In May 2000, Coulter engaged Deutsche Banc Alex. Brown to act as its exclusive financial advisor in connection with the merger based on Deutsche Banc Alex. Brown's long-standing relationship with Coulter and its reputation, experience and expertise in similar transactions. On October 15, 2000, at a meeting of the Coulter board of directors held to evaluate the proposed merger, Deutsche Banc Alex. Brown rendered an opinion to the effect that, as of that date and based upon and subject to certain matters described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to the holders of Coulter's common stock.

     The full text of Deutsche Banc Alex. Brown's written opinion dated October 15, 2000, which describes the assumptions made, matters considered and limitations of the review undertaken, is attached as Appendix C to this joint proxy statement/prospectus. Deutsche Banc Alex. Brown's opinion is directed to the board of directors of Coulter and addresses only the fairness of the exchange ratio from a financial point of view. The opinion does not address the merits of the underlying decision by Coulter to engage in the merger and does not constitute a recommendation to any stockholder as to how to vote with respect to matters relating to the proposed merger. The summary of Deutsche Banc Alex. Brown's opinion described below is qualified in its entirety by reference to the full text of its opinion.

     In connection with Deutsche Banc Alex. Brown's role as Coulter's financial advisor, and in arriving at its opinion, Deutsche Banc Alex. Brown:

     - reviewed publicly available financial and other information concerning Coulter and Corixa and internal analyses and other information furnished to or discussed with Deutsche Banc Alex. Brown by Coulter and Corixa;

     - held discussions with members of the senior management of Coulter and Corixa regarding the business and prospects of their respective companies and the joint prospects of a combined company;

     - reviewed the reported prices and trading activity for Coulter common stock and Corixa common stock;

     - compared certain financial and stock market information for Coulter and Corixa with similar information for other companies whose securities are publicly traded;

     - reviewed the financial terms of recent business combinations which Deutsche Banc Alex. Brown deemed comparable in whole or in part;

     - reviewed the terms of the merger agreement; and

     - performed other studies and analyses and considered other factors as Deutsche Banc Alex. Brown deemed appropriate.

     Deutsche Banc Alex. Brown did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Coulter, Corixa or the combined company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. For purposes of its opinion, Deutsche Banc Alex. Brown assumed and relied upon the accuracy and completeness of all information that it reviewed and did not conduct a physical inspection of any of the properties or assets, or prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities, of Coulter or Corixa. With respect to the financial forecasts and projections made available to Deutsche Banc Alex. Brown and used in its analyses, Deutsche Banc Alex. Brown was advised, and Deutsche Banc Alex. Brown assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Coulter and Corixa as to the matters covered thereby. Deutsche Banc Alex. Brown's opinion was necessarily based on economic, market and other conditions existing on, and the information made available to Deutsche Banc Alex. Brown as of, the date of its opinion.

     Deutsche Banc Alex. Brown assumed for purposes of its analyses that the value of Corixa common stock to be received by Coulter stockholders in the proposed merger is equal to the closing trading price of Corixa common stock as of October 13, 2000. Although subsequent developments may affect its opinion, Deutsche Banc Alex. Brown has assumed no obligation to update, revise or reaffirm its opinion.

     For purposes of rendering its opinion, Deutsche Banc Alex. Brown assumed that, in all respects material to its analysis, the representations and warranties of Coulter, Corixa and Clearwater contained in the merger agreement were true and correct, Coulter, Corixa and Clearwater will each perform all of the covenants and agreements to be performed by it under the merger agreement and all conditions to the obligations of each of Coulter, Corixa and Clearwater to complete the merger will be satisfied without any waiver. Deutsche Banc Alex. Brown also assumed that all material governmental, regulatory or other approvals and consents required in connection with the completion of the merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Coulter or Corixa is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Coulter or Corixa or materially reduce the contemplated benefits of the merger to Coulter, Corixa or the combined company.

     Coulter informed Deutsche Banc Alex. Brown, and for purposes of rendering its opinion Deutsche Banc Alex. Brown assumed, that the merger is expected to qualify as a "tax-free" reorganization for federal income tax purposes. Deutsche Banc Alex. Brown expressed no opinion as to the price at which Corixa common stock will trade at any time. No limitations were imposed by the Coulter board of directors on Deutsche Banc Alex. Brown with respect to the investigations made or the procedures followed by it in rendering its opinion.

     The following is a summary of the material analyses performed by Deutsche Banc Alex. Brown in connection with its opinion to the board of directors of Coulter dated October 15, 2000. The financial analyses summarized below include information presented in tabular format. In order to fully understand Deutsche Banc Alex. Brown's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Deutsche Banc Alex. Brown's financial analyses.

PREMIUMS ANALYSIS

     Deutsche Banc Alex. Brown reviewed the premiums paid in 140 selected merger and acquisition transactions completed since January 1, 1999 and 32 merger and acquisition transactions in the health care industry completed since January 1, 1998, each having transaction values between $500 million and $1.5 billion, and 13 merger and acquisition transactions in the life sciences industry completed since

January 1, 1998. Deutsche Banc Alex. Brown analyzed the premiums in these transactions based on the target company's stock price one day and one month prior to public announcement of the transaction. Deutsche Banc Alex. Brown compared the premiums for the target companies in the selected transactions to the premiums implied for Coulter in the merger based on the closing prices of Coulter common stock on September 13, 2000 and on October 13, 2000.

                                                         ANNOUNCED PREMIUM
                                                    ---------------------------    IMPLIED PREMIUM
                                                    AVERAGE         RANGE           IN THE MERGER
                                                    -------    ----------------    ---------------
Announced merger and acquisition transactions:
  One day prior to announcement...................   34.0%      (5.4%) - 149.0%         43.3%
  One month prior to announcement.................   49.7%      (5.2%) - 165.9%         33.0%
Announced healthcare merger and acquisition
  transactions:
  One day prior to announcement...................   27.6%     (10.4%) -  95.9%         43.3%
  One month prior to announcement.................   47.5%      (1.0%) - 174.3%         33.0%
Selected life sciences merger and acquisition
  transactions:
  One day prior to announcement...................   30.5%       9.4%  -  61.1%         43.3%
  One month prior to announcement.................   54.3%      11.1%  - 174.3%         33.0%

EXCHANGE RATIO ANALYSIS

     Deutsche Banc Alex. Brown performed an analysis comparing the exchange ratio provided for in the merger with the historical exchange ratios for Coulter common stock and Corixa common stock. The historical exchange ratios were calculated by dividing the average per share closing prices of Coulter common stock by the average per share closing prices of Corixa common stock on October 13, 2000 and during the 30 day, 60 day, 90 day and 12 month periods ended October 13, 2000. This analysis resulted in the following implied historical exchange ratios:

                                                                               EXCHANGE RATIO
                    PERIOD ENDED ON                      IMPLIED HISTORICAL      PREMIUM IN
                   OCTOBER 13, 2000                        EXCHANGE RATIO        THE MERGER
                   ----------------                      ------------------    --------------
Current (10/13/00).....................................        0.700x               43.3%
Last 30 days...........................................        0.666x               50.6%
Last 60 days...........................................        0.623x               61.1%
Last 90 days...........................................        0.625x               60.5%
Latest 12 months.......................................        0.801x               25.3%

DISCOUNTED CASH FLOW ANALYSES

     Deutsche Banc Alex. Brown performed discounted cash flow analyses to estimate the present value of the unlevered free cash flows that Coulter could generate during fiscal years 2000 through 2004, the third full year of expected commercial sales of Coulter's lead product. The range of estimated terminal values was calculated by applying terminal value multiples ranging from 20.0x to 30.0x to Coulter's projected 2004 earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. The present value of the cash flows and terminal values was calculated using discount rates ranging from 20.0% to 30.0%. These analyses were based on two cases prepared by Coulter management, a case used for internal purposes reflecting Coulter management's expectations of future performance, and a more conservative case, reflecting external communications of projected future performance. These analyses yielded the following implied per share equity reference ranges for Coulter, as compared to the per share equity value for Coulter implied by the exchange ratio to be paid in the merger:

                                                       IMPLIED COULTER
                                                       EQUITY VALUE PER
                                                        DILUTED SHARE      PRICE IMPLIED BY
                                                       ----------------    EXCHANGE RATIO IN
                                                            RANGE             THE MERGER
                                                       ----------------    -----------------
Coulter external case................................  $19.54 - $37.17          $44.32
Coulter internal case................................  $25.95 - $48.40          $44.32

     In addition, Deutsche Banc Alex. Brown performed discounted cash flow analyses to estimate the present value of the unlevered free cash flows that Corixa could generate during fiscal years 2000 through 2005, the third full year of commercialization of Corixa's lead product. The range of estimated terminal values was calculated by applying terminal value multiples ranging from 20.0x to 30.0x to Corixa's projected 2005 EBITDA. The present value of the cash flows and terminal values was calculated using discount rates ranging from 20.0% to 30.0%. These analyses were based on three cases prepared by Corixa management: i) a base case, which assumed a 30% contribution from Corixa's Melacine product candidate, based on Melacine's demonstrated clinical effect in particular melanoma subpopulations, ii) a no contribution case, which assumed that Melacine is not approved and commercialized and iii) a full contribution case, which assumed the full impact of Melacine approval and commercialization based on Corixa management projections. These analyses yielded the following implied per share equity reference range for Corixa, as compared to Corixa's price per share as of October 13, 2000:

                                                          IMPLIED CORIXA
                                                         EQUITY VALUE PER
                                                          DILUTED SHARE       CORIXA SHARE
                                                         ----------------       PRICE ON
                                                              RANGE         OCTOBER 13, 2000
                                                         ----------------   ----------------
Corixa no contribution case............................  $24.22 - $48.96         $44.19
Corixa base case.......................................  $26.56 - $53.78         $44.19
Corixa full contribution case..........................  $32.01 - $65.01         $44.19

ANALYSIS OF SELECTED PUBLIC COMPANIES

     Deutsche Banc Alex. Brown compared certain financial and stock market information for Coulter with similar information for the following selected publicly traded biopharmaceutical companies with late stage therapeutic product candidates:

     Ilex Oncology, Inc.
     Maxim Pharmaceuticals Inc.
     Pharmacyclics Inc.
     Praecis Pharmaceuticals, Inc.
     Titan Pharmaceuticals, Inc.
     United Therapeutics Corporation

     Deutsche Banc Alex. Brown also compared certain financial and stock market information for Corixa with similar information for two sets of selected publicly traded biopharmaceutical companies, technology platform companies and companies with late stage therapeutic product candidates:

TECHNOLOGY PLATFORM COMPANIES

    Abgenix, Inc.
    Medarex, Inc.
    Protein Design Labs, Inc.

LATE STAGE THERAPEUTIC PRODUCT COMPANIES

    Ilex Oncology, Inc.
    Maxim Pharmaceuticals Inc.
    Pharmacyclics Inc.
    Praecis Pharmaceuticals, Inc.
    Titan Pharmaceuticals, Inc.
    United Therapeutics Corporation

     The average equity value for the selected publicly traded biopharmaceutical companies with late stage therapeutic product candidates used as a comparison for both Coulter and Corixa was $1.2 billion. The average technology value for these companies, defined as equity value plus debt minus cash and cash equivalents, was $1.0 billion. Multiples of revenues and earnings were not relevant as only two companies had meaningful revenues and no companies had meaningful earnings due to their stages of development.

     The average equity value for the selected publicly traded technology platform companies used as a comparison for Corixa was $5.2 billion. The average technology value for these companies was $4.7 billion. Multiples of revenues and earnings were not relevant as no companies had meaningful revenues or earnings.

     Deutsche Banc Alex. Brown noted that its premiums and discounted cash flow analyses were more appropriate valuation techniques for Coulter and Corixa than the comparable companies analysis because it is difficult to assign multiples to Coulter and Corixa since neither company generates significant revenues or profits. The comparable company analysis was used to review the equity values and technology values for companies viewed as comparable, in whole or in part, to Coulter and Corixa.

ANALYSIS OF SELECTED PRECEDENT TRANSACTIONS

     Deutsche Banc Alex. Brown reviewed the purchase prices and implied transaction multiples for the following 13 selected transactions in the life sciences industry:

TARGET                                         ACQUIROR
Dura Pharmaceuticals, Inc.                     Elan Corporation, plc
GelTex Pharmaceuticals, Inc.                   Genzyme Corporation
PatheoGenesis Corporation                      Chiron Corporation
Anesta Corporation                             Cephalon, Inc.
The Liposome Company, Inc.                     Elan Corporation, plc
LeukoSite, Inc.                                Millennium Pharmaceuticals, Inc.
U.S. Bioscience                                MedImmune, Inc.
SUGEN, Inc.                                    Pharmacia & Upjohn
Chiroscience Group plc                         Celltech Group plc
NexStar Pharmaceuticals Inc.                   Gilead Sciences Inc.
Agouron Pharmaceuticals, Inc.                  Warner-Lambert Company
Sequus Pharmaceuticals, Inc.                   ALZA Corporation
Neurex Corporation                             Elan Corporation, plc

     Deutsche Banc Alex. Brown reviewed the technology purchase price in the selected precedent transactions as a multiple of latest 12 months revenues and equity purchase price as a multiple of forward 12 months net income and book value. All multiples were based on publicly available information at the time of announcement of each transaction. This analysis indicated the following multiples for the selected transactions:

                                                                    MULTIPLES OF
                                                                SELECTED TRANSACTIONS
                                                              -------------------------
                                                              AVERAGE        RANGE
                                                              -------    --------------
Technology purchase price as a multiple of:
  Latest 12-months revenues.................................   17.5x      3.7x - 51.2x
Equity purchase price as a multiple of:
  Forward 12-months net income..............................   76.6x     34.8x - 208.7x
  Book value................................................   13.7x      3.8x - 48.8x

     The average equity purchase price for the 13 selected transactions in the life sciences industry was $846.0 million, with a high of $2.2 billion and a low of $452.0 million. The average technology purchase price for these transactions was $810.0 million, with a high of $2.2 billion and a low of $391.0 million. The average purchase price multiples of trailing 12 months operating income and net income were not relevant as most of the acquired companies did not have meaningful operating income or earnings in the 12 month period prior to each acquisition.

     Deutsche Banc Alex. Brown noted that its premiums and discounted cash flow analyses were more appropriate valuation techniques for Coulter than the precedent transactions analysis because it is difficult to assign multiples to Coulter since Coulter does not yet generate significant revenues or profits. The precedent transaction analysis was used as part of Deutsche Banc Alex. Brown's premiums paid analysis.

PRO FORMA MERGER ANALYSIS

     Deutsche Banc Alex. Brown analyzed the potential pro forma effects of the merger on Corixa's estimated earnings per share for calendar years 2003 and 2004. Estimated financial data used in this analysis were based on the internal case for Coulter and the base case (assuming a 30% contribution from Melacine) for Corixa. Deutsche Banc Alex. Brown analyzed two potential scenarios. The first scenario assumed a transaction-related research and development write-off and a four-year amortization period for transaction-related goodwill associated with the merger. The results of the first pro forma merger analysis suggested that the merger would likely reduce Corixa's earnings per share in calendar 2003 and 2004, due primarily to the amortization of transaction-related goodwill, without giving effect to certain potential cost savings or synergies. The second scenario excluded amortization of transaction goodwill. The results of the second pro forma merger analysis suggested that the merger would likely increase Corixa's earnings per share in calendar 2003 and 2004, without giving effect to certain potential cost savings or synergies. The actual results achieved by the combined company may vary from projected results, and such variations may be material.

OTHER FACTORS

     In rendering its opinion, Deutsche Banc Alex. Brown also reviewed and considered, among other things:

     - historical and projected financial data for Coulter and Corixa;

     - historical stock price performance for Coulter common stock and Corixa common stock;

     - the product pipelines and stage of development of product candidates for Coulter and Corixa; and

     - published research analysts' reports, including estimates as to the projected earnings per share of Coulter and Corixa.

     The above summary is not a complete description of Deutsche Banc Alex. Brown's opinion to the Coulter board of directors or the financial analyses performed and factors considered by Deutsche Banc

Alex. Brown in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Deutsche Banc Alex. Brown believes that its analyses and the summary above must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Deutsche Banc Alex. Brown's analyses and opinion.

     In performing its analyses, Deutsche Banc Alex. Brown considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Coulter and Corixa. No company, transaction or business used in the analyses as a comparison is identical to Coulter, Corixa or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

     The estimates contained in Deutsche Banc Alex. Brown's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Deutsche Banc Alex. Brown's analyses and estimates are inherently subject to substantial uncertainty.

     The type and amount of consideration payable in the merger was determined through negotiation between Coulter and Corixa. Although Deutsche Banc Alex. Brown provided financial advice to Coulter during the course of negotiations, the decision to enter into the merger was solely that of the board of directors of Coulter. Deutsche Banc Alex. Brown's opinion and financial analyses were only one of many factors considered by the board of directors of Coulter in its evaluation of the merger and should not be viewed as determinative of the views of the Coulter board of directors or management with respect to the exchange ratio or the merger.

     Deutsche Banc Alex. Brown is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. Deutsche Banc Alex. Brown and its predecessors and affiliates have in the past provided financial services to Coulter unrelated to the merger, for which services Deutsche Banc Alex. Brown and its predecessors and affiliates have received compensation.

     Deutsche Banc Alex. Brown maintains a market in Coulter common stock and regularly publishes research reports regarding the businesses and securities of Coulter and other publicly traded companies in the health care industry. In the ordinary course of business, Deutsche Banc Alex. Brown and its affiliates may actively trade or hold the securities and other instruments and obligations of Coulter and Corixa for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities, instruments or obligations.

     Under the terms of Deutsche Banc Alex. Brown's engagement, Coulter has agreed to pay Deutsche Banc Alex. Brown a financial advisory fee for its services upon completion of the merger. This fee will be based upon the total consideration, including liabilities assumed, as determined on the date which is two business days prior to completion of the merger. At the time of announcement, based upon Corixa's stock price on October 13, 2000 of $44.19, the implied fee percentage is 0.63% of total consideration. In addition, Coulter has agreed to reimburse Deutsche Banc Alex. Brown its reasonable travel and other out-of-pocket expenses, including reasonable fees and disbursements of counsel, and to indemnify Deutsche Banc Alex. Brown and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, Deutsche Banc Alex. Brown's engagement.

HISTORY OF THE TRANSACTION

     On May 15, 2000, Mr. Michael F. Bigham of Coulter met with Dr. Steven Gillis of Corixa to discuss Corixa's interest in a potential product collaboration with Coulter.


     On July 12, 2000, Coulter and Corixa entered into a mutual nondisclosure agreement allowing both companies to exchange information regarding products and technologies under development, intellectual property, manufacturing capabilities and business and financial matters. On September 5 and 12, 2000, representatives from Corixa met with representatives from Coulter to discuss both Corixa's and Coulter's products in clinical development, as well as technologies that each company uses or plans to use for future product development. On September 22, 2000, Dr. Jacobs and Dr. Cheever, together with Ms. Monica Krieger, of Corixa, met with clinical and regulatory personnel at Coulter to review the FDA's refusal to file letter relating to Bexxar as well as the revised BLA relating to Bexxar filed with the FDA on September 15, 2000.


     At a regular meeting of the board of directors of Corixa on September 6, 2000, Dr. Gillis discussed the status of product development discussions between Corixa and Coulter. At the meeting, the Corixa board authorized Dr. Gillis to continue broader discussions, including discussions of a possible merger, and to provide further information to the Corixa board of directors at a subsequent meeting.

     Over the next few weeks, Corixa, Coulter and their legal counsel and financial advisors participated in conferences regarding pricing considerations and terms and conditions of a proposed merger of the two companies. Both Corixa and Coulter continued examinations of each other's business.

     At a meeting on October 9, 2000, the Coulter board of directors, together with members of Coulter's legal and financial advisors, discussed the proposed terms of a transaction between Coulter and Corixa. After such discussions, the board authorized Coulter senior management to continue negotiations with Corixa.


     At a special meeting of the Corixa board of directors on October 12, 2000, Dr. Gillis presented a summary of the key elements and outstanding issues of the merger agreement and the results of Corixa's diligence investigation of Coulter. Prior to the meeting, each director received a copy of the draft of the proposed merger agreement. At the meeting, Pacific Growth Equities provided a preliminary analysis of the economics of the transaction and Orrick, Herrington & Sutcliffe LLP updated the Corixa board on the terms and conditions and outstanding issues with respect to the definitive merger agreement since the previous meeting of the board.


     On October 12, 2000, the Coulter board of directors held a special meeting to review the principal terms of the proposed transaction. At the meeting, representatives of Deutsche Banc Alex. Brown reviewed with the board open items still under negotiation between the parties and also provided its preliminary views on how Corixa's common stock was valued in the marketplace, including the relative historical trading prices and volumes of Corixa's and Coulter's common stock. Representatives of Cooley Godward discussed with the board legal aspects of the proposed transaction. The Coulter board of directors authorized senior management to continue negotiating with Corixa to finalize the proposed merger agreement.


     At a special meeting of the Corixa board of directors on October 14, 2000, Dr. Gillis presented a summary of the resolution of outstanding key elements of the merger agreement. At this meeting, Pacific Growth Equities rendered its oral opinion to the board, which Pacific Growth Equities confirmed by delivery of a written opinion dated October 14, 2000, to the effect that, as of October 14, 2000 and based on and subject to the matters stated in its opinion, the consideration that Corixa would pay to Coulter stockholders in the merger was fair, from a financial point of view, to the Corixa stockholders. After considering the presentations made by Pacific Growth Equities and Orrick, Herrington & Sutcliffe LLP and the factors described in "The Merger -- Joint Reasons for the Merger" and "-- Recommendation of the Corixa Board; Corixa's Reasons for the Merger," the board unanimously approved the proposed transaction and the merger agreement, authorized the executive officers of Corixa to negotiate any final changes necessary to the merger agreement and related ancillary documents on behalf of Corixa and determined to recommend to Corixa stockholders that they vote to approve the issuance of shares of Corixa common stock in connection with the merger.

     On October 14, 2000, the Coulter board of directors held a special meeting to review the status of final negotiations with Corixa. At this meeting, Cooley Godward updated the Coulter board on the changes negotiated with respect to the definitive merger agreement since the previous special meeting of the board.


     On October 15, 2000, the Coulter board of directors held an additional special meeting to review the status of final negotiations with Corixa. At this meeting, Deutsche Banc Alex. Brown rendered its oral opinion to the board, which Deutsche Banc Alex. Brown confirmed by delivery of a written opinion dated October 15, 2000, to the effect that, as of October 15, 2000 and based on and subject to the assumptions, qualifications and limitations set forth in its opinion, the exchange ratio that Coulter stockholders would receive in the merger was fair, from a financial point of view, to the Coulter stockholders. After considering the presentations made by Deutsche Banc Alex. Brown and Cooley Godward and the factors described in "The Merger -- Joint Reasons for the Merger" and "-- Recommendation of the Coulter Board; Coulter's Reasons for the Merger," the board unanimously approved the proposed transaction and the merger agreement, authorized the executive officers of Coulter to negotiate any final changes necessary to the merger agreement and related ancillary documents on behalf of Coulter and determined to recommend to Coulter stockholders that they vote to adopt the merger agreement.


     On October 15, 2000, Corixa and Coulter executed the merger agreement and on October 16, 2000, Corixa and Coulter issued a joint press release announcing the execution of the merger agreement.

MANAGEMENT AND OPERATIONS FOLLOWING THE MERGER


     Corixa's new board of directors will be comprised of four representatives from each company with any additional members to be mutually agreed upon. Michael F. Bigham, president and chief executive officer of Coulter, will join Corixa's board as vice chairman. In addition, Robert Momsen and Samuel R. Saks, both directors of Coulter, will be appointed directors of Corixa. Dr. Arnold Oronsky, currently a director of both Corixa and Coulter, will remain on the Corixa board of directors following completion of the merger. Following completion of the merger, Corixa will integrate the operations, facilities and personnel of Corixa's Redwood City operation into Coulter's South San Francisco campus.


INTERESTS OF CERTAIN PERSONS IN THE MERGER


     In considering the approval of the Coulter board of directors and the recommendation of the Coulter board of directors with respect to the merger agreement, you should be aware that members of Coulter's management and the Coulter board of directors have interests in the merger that are different from, or are in addition to, the interests of Coulter stockholders generally in connection with its approval of the merger. The Coulter board of directors was aware of these potential interests and considered them.



     In addition, Dr. Arnold Oronsky, currently on the board of directors of each company, will remain on the Corixa board of directors, and three other members of the Coulter board of directors will be appointed to the Corixa board of directors after completion of the merger. For further information on management of Corixa following the merger, see the immediately preceding section entitled "-- Management and Operations Following the Merger."


INDEMNIFICATION AND INSURANCE

     Pursuant to the merger agreement, Corixa agreed that after completion of the merger, it will:

     - cause the surviving corporation in the merger to fulfill in all respects the obligations of Coulter under its currently effective indemnification agreements with its directors and officers and any indemnification provisions under Coulter's certificate of incorporation or bylaws;

     - indemnify the directors and officers of Coulter against losses, damages or liabilities incurred in connection with any claim that relates to the merger or any transactions related to the merger; and

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     - maintain, for a period of six years, policies of directors' and officers'
       liability insurance comparable to those currently maintained by Coulter.

EMPLOYMENT AND CONSULTING AGREEMENTS


     On October 15, 2000, Coulter entered into an employment agreement with Michael F. Bigham, president and chief executive officer of Coulter. Pursuant to the employment agreement, upon the effective date of the merger, Mr. Bigham will serve as an executive officer and vice chairman of the board of directors of Corixa and will no longer serve as the president and chief executive officer of Coulter. The term of the employment agreement will begin on the effective date of the merger and end on the earlier of his termination of employment or February 28, 2001. Corixa and Mr. Bigham each have the right to terminate Mr. Bigham's employment at any time upon 30 days' written notice. Under the terms of the employment agreement, Corixa will pay Mr. Bigham an annual base salary of $345,000. In addition, if the FDA approves the BLA for Bexxar, Mr. Bigham will receive a stock bonus of 20,000 shares of Corixa common stock, which bonus is not contingent on Mr. Bigham's continued employment or service with Corixa. Promptly following the termination of Mr. Bigham's employment for any reason, Corixa will pay Mr. Bigham an amount equal to twice the sum of (i) his annual base salary plus (ii) a bonus equal to 30% of his annual base salary. In addition, Mr. Bigham will receive full benefits for two years, the vesting of his stock options and all stock repurchase right expirations will be accelerated in full, the remaining balance on any home loan from Coulter will be forgiven, all accrued but unpaid vacation will be paid, and all severance payments and benefits will be afforded full gross-up for any excise tax.



     Coulter also entered into a consulting agreement with Mr. Bigham on October 15, 2000. Pursuant to the consulting agreement, upon the later of the termination of Mr. Bigham's employment with Corixa or Mr. Bigham's resignation or removal from the Corixa board of directors, to which he will be appointed on the effective date of the merger, Mr. Bigham will become a consultant to Corixa for a period of three years. Corixa will pay Mr. Bigham an annual consulting fee of $80,000 for assisting Corixa in the development of its general business strategy for up to 10 days per year. Mr. Bigham may terminate the consulting agreement at any time upon written notice, and Corixa may terminate the consulting agreement for "cause."



     On October 15, 2000, Coulter also entered into an employment agreement with William G. Harris, senior vice president and chief financial officer of Coulter. Pursuant to the employment agreement, Mr. Harris agrees that after the effective date of the merger, he will continue as an employee of Corixa and report to Corixa's chief financial officer. The term of the employment agreement will begin on the effective date of the merger and end on the earlier of the termination of Mr. Harris's employment or June 30, 2001. Corixa and Mr. Harris each have the right to terminate Mr. Harris's employment at any time upon 30 days' written notice. Under the terms of the employment agreement, Corixa will pay Mr. Harris an annual base salary of $245,000. In addition, Corixa will pay Mr. Harris a cash bonus equal to 25% of his annual base salary if he continues his employment with Corixa through June 30, 2001. Corixa also will pay Mr. Harris a cash bonus equal to 20% of his annual base salary plus a stock bonus of 3,000 shares of Corixa common stock if the FDA approves the BLA for Bexxar on or before June 30, 2001 and, at the time of such approval, Mr. Harris's employment has not been terminated for "gross misconduct" and he has not voluntarily terminated his employment. In addition, the employment agreement provides that, upon the termination of his employment, Mr. Harris will be entitled to receive severance benefits payable under the Executive Severance Benefits Agreement between Mr. Harris and Coulter entered into as of February 28, 2000.



     Coulter entered into a consulting agreement with Dan Shochat, Ph.D. on October 15, 2000. Pursuant to the consulting agreement, Dr. Shochat's employment with Coulter will be terminated as of the effective date of the merger, and he will be entitled to receive a severance payment pursuant to the terms of the Executive Severance Benefit Agreement between Dr. Shochat and Coulter entered into as of February 28, 2000. The term of the consulting agreement will begin on the effective date of the merger and end one year later, unless terminated earlier by Dr. Shochat or Corixa. Corixa will pay Dr. Shochat an annual consulting fee of $120,000 for assisting Corixa in its research and development, manufacturing and

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


business development activities for up to 20 hours per week. Dr. Shochat may terminate the consulting agreement at any time upon 30 days' written notice, and Corixa may terminate the consulting agreement for "cause."


MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following are the material U.S. federal income tax consequences of the merger, assuming that you hold your shares of Coulter common stock as capital assets. The following discussion is based on and subject to the Internal Revenue Code of 1986, as amended, its legislative history, applicable Treasury regulations, administrative rulings and court decisions currently in effect, all of which are subject to change at any time, possibly with retroactive effect, and assumptions, limitations, representations and covenants, including those contained in the tax representation letters addressed to Cooley Godward LLP, counsel to Coulter, and Orrick, Herrington & Sutcliffe LLP, counsel to Corixa. This discussion does not address all aspects of U.S. federal income taxation that may be important to you in light of your particular circumstances, or if you are subject to special rules, such as rules relating to:

     - stockholders who are not citizens or residents of the United States;

     - financial institutions;

     - tax-exempt organizations;

     - insurance companies;

     - dealers in securities;

     - stockholders in whose hands the Coulter common stock qualifies as qualified small business stock as described in Section 1202 of the Internal Revenue Code;

     - stockholders who are subject to the alternative minimum tax provisions of the Internal Revenue Code;

     - stockholders who acquired their shares of Coulter common stock by exercising employee stock options or rights or otherwise as compensation; and

     - stockholders who hold their shares of Coulter common stock as part of a hedging, straddle, constructive sale, conversion or other risk reduction transaction.

     On the date that the merger is completed, each of Cooley Godward LLP and Orrick, Herrington & Sutcliffe LLP will, subject to the qualifications discussed below, deliver to Coulter and Corixa, respectively, its opinion, dated the date that the merger is completed, to the effect that, for U.S. federal income tax purposes, the merger will constitute a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code. Based on these closing tax opinions and the advice of Corixa's and Coulter's respective counsel, provided that the merger qualifies as a reorganization, the following federal income tax consequences will result:

     - No gain or loss will be recognized by Corixa or Coulter as a result of the merger.

     - No gain or loss will be recognized by holders of Corixa stock as a result of the merger.

     - No gain or loss will be recognized by you when you exchange all of your Coulter common stock solely for Corixa common stock in the merger, except that gain or loss may be recognized by you with respect to cash received instead of a fractional share interest in Corixa common stock.

     - The aggregate tax basis of the Corixa common stock you receive in the merger will be the same as your aggregate tax basis in the Coulter common stock you surrender in the merger, except that your aggregate tax basis in Corixa common stock will be reduced by the tax basis allocable to any fractional share interest in Corixa common stock for which you receive cash.

     - You will recognize gain or loss for U.S. federal income tax purposes with respect to the cash you receive instead of a fractional share interest in Corixa common stock, measured by the difference between the amount of cash you receive and the portion of the tax basis of your shares of Coulter common stock that is allocable to the fractional share interest in Corixa common stock. This gain

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       or loss will be capital gain or loss and will be a long-term capital gain or loss if your shares of Coulter common stock have been held for more than one year at the time the merger is completed.

     - The tax holding period of the Corixa common stock you receive in the merger, including any fractional interest for which you receive cash as described above, will include the period during which you held the Coulter common stock surrendered in the merger.

     The parties' obligations to complete the merger are conditioned on, subject to waiver by Corixa and Coulter, receipt of a tax opinion (1) by Corixa from Orrick, Herrington & Sutcliffe LLP and (2) by Coulter from Cooley Godward LLP, regarding the U.S. federal income tax treatment of the merger. The tax opinions are subject to certain assumptions and qualifications and are based on the truth and accuracy of certain representations made by Corixa and Coulter, including representations in certificates delivered to counsel by the respective managements of Corixa and Coulter. The tax opinions are not binding on the Internal Revenue Service, or the IRS, or the courts, and Corixa and Coulter do not intend to request a ruling from the IRS with respect to the merger. Accordingly, neither Corixa nor Coulter can assure you that the IRS will not challenge the conclusions set forth in the tax opinions or that a court will not sustain such a challenge. Neither Coulter nor Corixa currently intends to waive the condition relating to the receipt of a tax opinion.

     A successful IRS challenge to the status of the merger as a reorganization would result in you recognizing gain or loss with respect to each share of Coulter common stock surrendered equal to the difference between (i) the fair market value, as of the time of the merger, of the shares of Corixa common stock received in exchange therefor, including any cash received in lieu of a fractional share; and (ii) your tax basis in such share. In such event, your aggregate tax basis in the shares of Corixa common stock received in the exchange would equal such fair market value and your holding period for such shares would begin the day after the closing date of the merger.

     If you receive cash instead of a fractional share interest in Corixa common stock, you may be subject to backup withholding at a rate of 31% on the cash payments you receive. Backup withholding will not apply, however, if you are an exempt recipient (such as a corporation or financial institution) or are otherwise exempt from backup withholding, if you furnish your taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 included in the Transmittal Letter, or you provide a certificate of foreign status on Form W-8. If you fail to provide your correct taxpayer identification number on Form W-9, you may be subject to a $50 penalty imposed by the IRS.

     You will be required to retain records and file with your U.S. federal income tax return a statement setting forth certain facts relating to the merger.

     THIS DISCUSSION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OR ANY OTHER CONSEQUENCES OF THE MERGER AND, EXCEPT AS DESCRIBED HEREIN, DOES NOT ADDRESS TRANSACTIONS EFFECTUATED PRIOR OR SUBSEQUENT TO OR CONCURRENTLY WITH THE MERGER WHETHER OR NOT SUCH TRANSACTIONS ARE IN CONNECTION WITH THE MERGER. IN ADDITION, THIS DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, YOUR INDIVIDUAL CIRCUMSTANCES INCLUDING, FOR EXAMPLE, THE HOLDING OF OPTIONS, WARRANTS, AND OR CONVERTIBLE SECURITIES ISSUED BY COULTER WHICH ARE ASSUMED, EXERCISED OR CONVERTED, AS THE CASE MAY BE, IN CONNECTION WITH THE MERGER. MOREOVER, THIS DISCUSSION DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. ACCORDINGLY, YOU ARE STRONGLY URGED TO CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR U.S. FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES TO YOU OF THE MERGER.

ACCOUNTING TREATMENT

     Corixa intends to account for the merger under the purchase method of accounting in accordance with generally accepted accounting principles. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the completion of the merger. Corixa's results of operations will not include the results of Coulter prior to completion of the merger.

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REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE THE MERGER


     Neither Corixa nor Coulter is aware of any material governmental or regulatory approval required for completion of the merger, other than the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, federal antitrust filings and compliance with the applicable corporate law of Delaware. Corixa and Coulter made the required filings under U.S. antitrust laws and regulations with the Department of Justice and the Federal Trade Commission on November 7, 2000. Corixa and Coulter are not, however, permitted to complete the merger until the applicable waiting period under the U.S. antitrust laws and regulations has expired or been terminated.


RESALE RESTRICTIONS

     All shares of Corixa common stock received by Coulter stockholders in the merger will be unrestricted and freely transferable, except that shares of Corixa common stock received by persons who are deemed to be affiliates of Coulter, as the term is defined under the Securities Act of 1933, as amended, or the Securities Act, may be resold by them only in transactions permitted by the resale, volume and other provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Coulter generally include individuals or entities that control, are controlled by, or are under common control with, Coulter and may include the officers and directors of Coulter, as well as its principal stockholders.

VOTING AGREEMENTS


     Corixa and Coulter have each obtained from each of its executive officers and directors, except for Dr. Arnold Oronsky, and certain entities affiliated with those officers and directors a voting agreement with respect to a total of approximately 13.8% of the outstanding shares of Corixa common stock based on total shares outstanding on October 13, 2000 and approximately 9.0% of the outstanding shares of Coulter common stock based on total shares outstanding on October 13, 2000. Under these agreements, these stockholders have agreed to vote all of their shares in favor of the issuance of shares of Corixa common stock in connection with the merger, in the case of the Corixa officers and directors and related entities, and in favor of adoption of the merger agreement, in the case of the Coulter officers and directors and related entities. They have also irrevocably appointed representatives of the other company as proxies to vote their shares in favor of the issuance of shares of Corixa common stock in connection with the merger, in the case of the Corixa officers and directors and related entities, and in favor of adoption of the merger agreement, in the case of the Coulter officers and directors and related entities. Additionally, these agreements restrict these Corixa and Coulter stockholders' ability to dispose of Corixa common stock for a period of 90 days following the merger.


LISTING ON NASDAQ OF CORIXA COMMON STOCK TO BE ISSUED IN THE MERGER

     It is a condition to the closing of the merger that Corixa has filed an application for listing on Nasdaq of the Corixa common stock to be issued in connection with the merger and the application for listing has been approved.

DELISTING AND DEREGISTRATION OF COULTER COMMON STOCK AFTER THE MERGER

     If the merger is completed, Coulter common stock will be delisted from Nasdaq and will be deregistered under the Exchange Act.

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                              TERMS OF THE MERGER


     The following is a brief summary of the provisions of the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus and is incorporated by reference. You are urged to read it carefully. Although Corixa and Coulter believe that the description covers the material terms of the merger agreement, this summary may not contain all the information that is important to you. This summary is qualified in its entirety by reference to the full text of the merger agreement and other agreements annexed to the merger agreement.


THE MERGER

     Pursuant to the merger agreement, and subject to the terms and conditions of the merger agreement, at the effective time of the merger:

     - Clearwater, a wholly owned subsidiary of Corixa, will merge with and into Coulter;

     - Clearwater will cease to exist as a corporation;

     - Coulter will remain as the surviving corporation and as a wholly owned subsidiary of Corixa;

     - Clearwater's certificate of incorporation and bylaws will become the surviving corporation's certificate of incorporation and bylaws;

     - all property, rights, debts and liabilities of Coulter will remain the property, rights, debts and liabilities of Coulter; and

     - the officers and directors of Clearwater immediately prior to completion of the merger will be the officers and directors of the surviving corporation after completion of the merger.

EFFECTIVE TIME OF THE MERGER

     The closing of the transactions contemplated by the merger agreement will take place no later than the third business day after the date on which all of the conditions to the merger are satisfied or waived, or at another date on which Corixa and Coulter agree.

     As soon as practicable after the closing date, a certificate of merger will be filed with the Secretary of State of Delaware in accordance with the relevant provisions of Delaware law. The time at which the certificate of merger is filed in Delaware is referred to as the effective time. Corixa and Coulter currently anticipate the merger to be completed in December 2000.

CONVERSION OF SHARES

     As a result of the merger, each share of Coulter common stock issued and outstanding immediately prior to the effective time of the merger, except for shares held directly or indirectly by Coulter and Corixa or any subsidiary of Coulter or Corixa, will be automatically converted into 1.003 shares of Corixa common stock.


     Based on the capitalization of Coulter on October 13, 2000, approximately 18,926,780 shares of Corixa common stock will be issued. This number does not include shares of Coulter common stock issued after October 13, 2000, including any shares issued upon the exercise of Coulter options and approximately 134,790 shares that will be issued to SmithKline Beecham plc as the result of the FDA's acceptance on November 14, 2000 of the BLA for Bexxar.


     Each holder of a certificate representing any such shares of Coulter common stock will, upon completion of the merger, cease to have any rights with respect to such Coulter common stock, except the right to receive, without interest, shares of Corixa common stock and cash for fractional shares. If, prior to the effective time, Corixa or Coulter should split or combine the shares of Corixa or Coulter common stock, or pay a stock dividend or other stock distribution in, or in exchange of shares of, Corixa or Coulter common stock, or engage in any similar transaction, then the exchange ratio will be appropriately adjusted.

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     Shares that are not exchanged in the merger will be canceled and extinguished without any conversion of these shares, and no cash, Corixa common stock or other consideration will be delivered in exchange for these shares.

ASSUMPTION OF COULTER'S STOCK OPTION PLANS BY CORIXA


     At the effective time of the merger, all options to purchase Coulter common stock then outstanding which are not terminated as a result of the merger will be converted into options to purchase the number of shares of Corixa common stock equal to the number of shares of Coulter common stock that were issuable upon exercise of such Coulter stock options immediately prior to the effective time of the merger multiplied by the exchange ratio of 1.003, rounded down to the nearest whole number of shares of Corixa common stock. As a result, Corixa will be obligated to issue up to approximately 4,246,228 shares of Corixa common stock upon exercise, if and when exercised, of all of the Coulter options that Corixa will assume in the merger. The exercise price of the shares of Corixa common stock will be equal to the former exercise price per share of such Coulter stock option immediately prior to the effective time of the merger divided by the exchange ratio, rounded up to the nearest whole cent.


     The assumed Coulter stock options will be subject to the same terms and conditions that were applicable to those Coulter stock options immediately prior to the effective time of the merger.

     As soon as practicable after the effective time of the merger, Corixa will file, if necessary, one or more registration statements on Form S-8 under the Securities Act or amendments to its existing registration statements on Form S-8 or amendments to such other registration statements as may be available, in order to register the shares of Corixa common stock issuable upon exercise of the assumed Coulter stock options or exercise of any stock options Corixa may grant under the assumed plans.

ASSUMPTION OF COULTER'S EMPLOYEE STOCK PURCHASE PLAN BY CORIXA


     At the effective time of the merger, all rights to purchase shares of Coulter common stock under the Coulter 1996 Employee Stock Purchase Plan, or Coulter ESPP, will be converted into rights to purchase shares of Corixa common stock, which Corixa will assume. The offering periods in effect under the Coulter ESPP immediately prior to the effective time of the merger will be continued substantially in accordance with the terms of the Coulter ESPP until the end of those offering periods. The number of shares of Corixa common stock eligible to be purchased pursuant to the purchase rights assumed by Corixa will be up to approximately 180,054, the number of shares of Coulter common stock eligible to be purchased under the Coulter ESPP at the effective time of the merger, multiplied by the exchange ratio of 1.003.


     As soon as practicable after the effective time of the merger, Corixa will file, if necessary, one or more registration statements on Form S-8 under the Securities Act, or amendments to its existing registration statements on Form S-8 or amendments to such other registration statements as may be available, in order to register the shares of Corixa common stock issuable upon purchase of stock under the assumed Coulter ESPP.

EXCHANGE OF SHARES

     Promptly after the effective time of the merger, Corixa will cause its exchange agent to mail to each holder of record of Coulter common stock a letter of transmittal and instructions for use in effecting the surrender of the certificates representing shares of Coulter common stock in exchange for cash and certificates representing shares of Corixa common stock. Upon surrender of Coulter stock certificates to the exchange agent together with a letter of transmittal, duly executed, the holder of a certificate will be entitled to receive a certificate representing the number of whole shares of Corixa common stock, and a check representing the amount of cash in lieu of fractional shares, if any, and any dividends or distributions with a record date after the effective time of the merger, each of which the holder has the right to receive with respect to the certificates exchanged pursuant to the merger agreement.

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     COULTER STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY
RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT INSTRUCTING THEM TO DO
SO.

     No fractional shares of Corixa common stock will be issued pursuant to the merger. In lieu of fractional shares, cash adjustments will be paid in an amount, rounded to the nearest whole cent, equal to the product of the fractional share and the average of the last reported sales price of Corixa common stock for the 20 consecutive trading days ending on the trading day immediately preceding the effective time of the merger.

     No dividends on shares of Corixa common stock will be paid to persons entitled to receive certificates representing shares of Corixa common stock until those persons surrender their certificates representing shares of Coulter common stock. Upon surrender, the person in whose name the certificates representing the shares of Corixa common stock will be issued will also receive any dividends that have become payable with respect to such shares of Corixa common stock between the effective time of the merger and the time of surrender. Any person entitled to receive dividends will not be entitled to receive interest on any dividends.

     If any certificates for shares of Corixa common stock are to be issued in a name other than that in which the certificate representing Coulter common stock surrendered in exchange is registered, the person requesting such exchange must pay to the exchange agent any transfer or other taxes required by reason of the exchange, or establish that the applicable tax has been paid or is not applicable.

     At the effective time of the merger, the stock transfer books of Coulter will be closed and no further transfers of shares of Coulter common stock will be made.

     Neither the exchange agent nor any party to the merger agreement is liable to a holder of shares of Coulter common stock for any shares of Corixa common stock or dividends on the Corixa common stock or the cash payment for fractional interests delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     In the event that any certificate representing Coulter common stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed, and if required by Corixa, in its discretion, the posting of a bond in an amount determined by Corixa or other form of indemnity as Corixa may reasonably direct, against any claim that may be made against Corixa with respect to the certificate, the exchange agent will issue in exchange for the certificate the applicable number of whole shares of Corixa common stock and cash in lieu of fractional shares into which the shares of Coulter common stock represented by the certificate are converted in the merger and any dividends or distributions with a record date after the effective time of the merger of which the holder has the right to receive with respect to the certificate.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains representations and warranties by Coulter relating to, among other things:

     - due organization, power and good standing of Coulter;

     - Coulter's qualification to do business;

     - Coulter's certificate of incorporation and bylaws;

     - Coulter's capital structure;

     - authorization, execution, delivery and enforceability of the merger agreement by Coulter;

     - consents and approvals required to be obtained by Coulter in order to complete the merger;

     - the absence of breaches or violations of Coulter's certificate of incorporation, bylaws, agreements and instruments, and law;

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     - Coulter's filings with the SEC;

     - Coulter's consolidated financial statements;

     - absence of undisclosed liabilities of Coulter;

     - changes in Coulter's business since June 30, 2000;

     - litigation involving Coulter;

     - permits required to conduct Coulter's business;

     - Coulter's compliance with regulatory matters;

     - Coulter's title to real and personal property;

     - Coulter's intellectual property rights;

     - environmental laws that apply to Coulter and Coulter's compliance with such laws;

     - Coulter's taxes;

     - Coulter's employee benefit plans;

     - matters relating to Coulter's employees;

     - Coulter's compliance with employment laws;

     - Coulter's material contracts;

     - indebtedness of Coulter to its directors, officers and employers and such individuals' indebtedness to Coulter;

     - Coulter's insurance policies;

     - Coulter's compliance with applicable laws;

     - Coulter's corporate minute books;

     - payments to be made by Coulter for brokers' and finders' fees in connection with the merger;

     - accuracy of information supplied by Coulter in this joint proxy statement/prospectus and the related registration statement filed by Corixa;

     - Coulter board of directors' approval of the merger;

     - the opinion received by Coulter from Deutsche Banc Alex. Brown concerning the exchange ratio in the merger;

     - the inapplicability of antitakeover restrictions to the merger; and

     - the complete and true nature of Coulter's representations and warranties.

     The merger agreement also contains representations and warranties by Corixa relating to, among other things:

     - due organization, power and good standing of Corixa;

     - Corixa's qualification to do business;

     - Corixa's certificate of incorporation and bylaws;

     - Corixa's capital structure;

     - authorization, execution, delivery and enforceability of the merger agreement by Corixa;

     - consents and approvals required to be obtained by Corixa in order to complete the merger;

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     - the absence of breaches or violations of Corixa's certificate of incorporation, bylaws, agreements and instruments, and law;

     - Corixa's filings with the SEC;

     - Corixa's consolidated financial statements;

     - absence of undisclosed liabilities of Corixa;

     - changes in Corixa's business since June 30, 2000;

     - litigation involving Corixa;

     - permits required to conduct Corixa's business;

     - Corixa's compliance with regulatory matters;

     - Corixa's title to real and personal property;

     - Corixa's intellectual property rights;

     - environmental laws that apply to Corixa and Corixa's compliance with such laws;

     - Corixa's taxes;

     - Corixa's employee benefit plans;

     - matters relating to Corixa's employees;

     - Corixa's compliance with employment laws;

     - Corixa's material contracts;

     - indebtedness of Corixa to its directors, officers and employers and such individuals' indebtedness to Corixa;

     - Corixa's insurance policies;

     - Corixa's compliance with applicable laws;

     - Corixa's corporate minute books;

     - payments to be made by Corixa for brokers' and finders' fees in connection with the merger;

     - accuracy of information supplied by Corixa in this joint proxy statement/prospectus and the related registration statement filed by Corixa;

     - Corixa board of directors' approval of the merger;

     - the fairness opinion received by Corixa from Pacific Growth Equities, Inc.;

     - valid issuance of Corixa common stock in the merger;

     - the complete and true nature of Corixa's representations and warranties.

     The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the sections of the merger agreement entitled "Representations and Warranties of Coulter" and "Representations and Warranties of Corixa."

CONDUCT OF COULTER'S BUSINESS PRIOR TO COMPLETION OF THE MERGER

     Coulter has agreed that, beginning on the date of the merger agreement and ending on the earlier of the termination of the merger agreement and the effective time of the merger, except as provided in the merger agreement or consented to in writing by Corixa, Coulter will carry on its business in the usual,

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

regular and ordinary course in substantially the same manner as Coulter did before the merger agreement was executed. Additionally, among other things, Coulter has agreed to:

     - conduct its business in compliance with all applicable laws and regulations;

     - pay its debts and taxes when due, subject to good-faith disputes;

     - pay or perform other obligations when due, subject to good-faith disputes;

     - use its commercially reasonable efforts, consistent with its past practices and policies, to

      - preserve intact its present business organization,

      - keep available the services of its present officers and employees, and

      - preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings; and

     - promptly notify Corixa of any event involving Coulter's business or operations that Coulter reasonably believes could have a material adverse effect on Coulter or the surviving corporation.

     In addition, Coulter has also agreed that, except as permitted under the terms of the merger agreement or consented to in writing by Corixa, beginning on the date of the merger agreement and ending on the earlier of the termination of the merger agreement and the effective time of the merger, Coulter will conduct its business in compliance with specific restrictions relating to the following:

     - changes to the terms of outstanding options to purchase shares of Coulter common stock;

     - the grant of any severance or termination pay;

     - Coulter's intellectual property;

     - the issuance of dividends or other distributions;

     - the issuance, repurchase or redemption of securities;

     - modification of Coulter's certificate of incorporation, certificate of designation and bylaws;

     - the acquisition of assets, equity interests or other entities;

     - the sale or disposition of Coulter's assets;

     - the incurrence of indebtedness;

     - employees and employee benefits;

     - payments outside of the ordinary course of business;

     - entrance into, modification or termination of material contracts;

     - accounting policies and procedures;

     - actions delaying or adversely impacting the merger;

     - SEC filings;

     - capital expenditures;

     - entering into new agreements; and

     - taxes.

     The agreements related to the conduct of Coulter's business in the merger agreement are complicated and not easily summarized. You are urged to carefully read the section of the merger agreement entitled "Conduct of Business of Coulter."

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

CONDUCT OF CORIXA'S BUSINESS PRIOR TO COMPLETION OF THE MERGER

     Corixa has agreed that, beginning on the date of the merger agreement and ending on the earlier of the termination of the merger agreement and the effective time of the merger, except as provided in the merger agreement or consented to in writing by Coulter, Corixa will carry on its business in the usual, regular and ordinary course in substantially the same manner as Corixa did before the merger agreement was executed. Additionally, among other things, Corixa has agreed to:

     - conduct its business in compliance with all applicable laws and regulations;

     - pay its debts and taxes when due, subject to good-faith disputes;

     - pay or perform other obligations when due subject to good-faith disputes;

     - use its commercially reasonable efforts, consistent with its past practices and policies, to

      - preserve intact its present business organization,

      - keep available the services of its present officers and employees, and

      - preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings; and

     - promptly notify Coulter of any event involving Corixa's business or operations that Corixa reasonably believes could have a material adverse effect on Corixa.

     In addition, Corixa has also agreed that, except as permitted under the terms of the merger agreement or consented to in writing by Coulter, beginning on the date of the merger agreement and ending on the earlier of the termination of the merger agreement and the effective time of the merger, Corixa will conduct its business in compliance with specific restrictions relating to the following:

     - Corixa's capital stock;

     - the issuance of dividends or other distributions;

     - actions delaying or adversely impacting the merger;

     - acquisitions;

     - the incurrence of indebtedness; and

     - modification of Corixa's certificate of incorporation, certificate of designation and bylaws.

     The agreements related to the conduct of Corixa's business in the merger agreement are complicated and not easily summarized. You are urged to carefully read the section of the merger agreement entitled "Conduct of Business of Corixa."

COVENANTS

     Corixa and Coulter also agreed that prior to the effective time of the merger they will, among other things:

     - use commercially reasonable efforts to complete the merger;

     - notify the other if any representation or warranty becomes untrue or inaccurate in any material respect;

     - use commercially reasonable efforts to obtain required consents to, and regulatory approvals of, the merger;

     - use commercially reasonable efforts to make all filings under applicable federal, state and foreign securities laws;

     - provide each other reasonable access to certain information;

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

     - take all actions necessary to comply promptly with all legal requirements that may be imposed on such party with respect to the merger and the transactions contemplated by the merger agreement, subject to the appropriate vote or consent of stockholders;

     - consult with each other before issuing any press release or making any public disclosure regarding the merger or the receipt by Coulter of a refusal to file letter from the FDA with respect to the BLA regarding Bexxar;

     - prepare and file this joint proxy statement/prospectus as promptly as practicable after the execution of the merger agreement; and

     - use their commercially reasonable efforts to have the registration statement filed by Corixa declared effective by the SEC as promptly as practicable after such filing.

     Coulter has agreed that, prior to the effectiveness of the merger, it will, among other things:

     - notify Corixa if Coulter receives from the FDA a refusal to file letter with respect to the BLA regarding Bexxar;

     - use its reasonable efforts to deliver to Corixa, as promptly as practicable after October 15, 2000, from certain affiliates of Coulter executed affiliate agreements;

     - take all action necessary to convene the Coulter special meeting as promptly as practicable after the registration statement is declared effective by the SEC;

     - use its commercially reasonable efforts to solicit from its stockholders proxies in favor of adoption of the merger agreement.

     Corixa has agreed that prior to the effectiveness of the merger, it will, among other things:

     - take all action necessary to convene the Corixa special meeting as promptly as practicable after the registration statement is declared effective by the SEC;

     - use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the issuance of shares of Corixa common stock in connection with the merger;

     - file with Nasdaq a listing notice covering the shares of Corixa common stock to be issued in connection with the merger;

     - file a registration statement on Form S-8 to register the shares of Corixa common stock issuable upon exercise of Coulter stock options and stock purchase rights assumed by Corixa in the merger; and

     - following the effectiveness of the merger, make available to individuals who become employees of Corixa after the merger benefits that are comparable to benefits offered to Corixa employees, consistent with the benefits currently offered by Coulter and applicable law.

     The additional agreements and covenants made by the parties are complicated and not easily summarized. You are urged to carefully read the section of the merger agreement entitled "Additional Agreements."

NO OTHER NEGOTIATIONS INVOLVING COULTER

     Under the terms of the merger agreement, Coulter agreed that none of its officers or directors will, and Coulter will use its commercially reasonable efforts to cause its and its subsidiaries' other employees and any investment banker, attorney or other advisor of Coulter not to, directly or indirectly:

     - solicit, initiate, knowingly encourage or induce any Coulter Acquisition Proposal (as defined below);

     - participate in any discussions or negotiations regarding any Coulter Acquisition Proposal;

     - furnish to any person any nonpublic information with respect to any Coulter Acquisition Proposal;

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

     - take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any Coulter Acquisition Proposal;

     - engage in discussions with any person with respect to any Coulter Acquisition Proposal;

     - approve, endorse or recommend any Coulter Acquisition Proposal; or

     - enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Coulter Acquisition Transaction (as defined below).

     However, Coulter may furnish nonpublic information regarding Coulter to enter into a confidentiality agreement with or enter into discussions or negotiations with any person or group in response to a Coulter Acquisition Proposal if:

     - neither Coulter nor any Coulter representative shall have violated any of the restrictions set forth in the merger agreement with respect to the solicitation of a Coulter Acquisition Proposal in a manner that resulted in the making of a Coulter Acquisition Proposal;

     - the Coulter board of directors concludes in good faith, after consulting with its outside legal counsel, that such action is required in order for the Coulter board of directors to comply with its fiduciary obligations to Coulter's stockholders under applicable law;

     - prior to furnishing any such nonpublic information to, and as promptly as reasonably practicable after having any discussions or negotiations with, any person or group who makes a Coulter Acquisition Proposal, Coulter gives Corixa notice of the identity of the person or group and of Coulter's intention to furnish nonpublic information to, or enter into discussions or negotiations with, the person or group, and Coulter receives from the person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic information furnished to the person or group by or on behalf of Coulter; and

     - Coulter furnishes the same nonpublic information to Corixa, to the extent it has not been previously furnished by Coulter to Corixa, at the same time it furnishes the nonpublic information to the person or group.

     In the event that Coulter does furnish any nonpublic information in response to a Coulter Acquisition Proposal and if the Coulter board of directors determines that the Coulter Acquisition Proposal constitutes a Coulter Superior Offer (as defined below), then:

     - the Coulter board of directors will be entitled to endorse or recommend the Coulter Superior Offer; and

     - Coulter will be entitled to enter into a letter of intent or similar commitment regarding the Coulter Superior Offer.

     If Coulter determines that it will accept a Coulter Superior Offer after complying with all applicable restrictions, Coulter will be entitled to enter into an agreement with such third party concerning such Coulter Superior Offer, provided that Coulter has made payment in full to Corixa of the termination fee described more fully in the section entitled " -- Expenses; Termination Fees."

     A "Coulter Acquisition Proposal" is any offer or proposal relating to any Coulter Acquisition Transaction, other than an offer or proposal by Corixa or any of its affiliates.

     A "Coulter Acquisition Transaction" is any transaction or series of related transactions, other than the transactions contemplated in the merger agreement, involving any of the following:

     - any acquisition or purchase of more than a 20% interest in the total outstanding voting securities of Coulter;

     - any tender offer or exchange offer that, if completed, would result in any person or group beneficially owning 20% or more of the total outstanding voting securities of Coulter;

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

     - any merger or similar transaction pursuant to which the stockholders of Coulter immediately preceding such transaction hold less than 80% of the equity interests in the surviving company;

     - any sale, lease outside the ordinary course of business, exchange, transfer, license outside the ordinary course of business, acquisition or disposition of more than 50% of the fair market value of Coulter's business immediately prior to the transaction; or

     - any liquidation or dissolution of Coulter.

     A "Coulter Superior Offer" is an unsolicited, bona fide written offer made by a third party to complete any of the following transactions:

     - a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Coulter pursuant to which the stockholders of Coulter immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction;

     - a sale or other disposition by Coulter of assets, excluding inventory and used equipment sold in the ordinary course of business, representing more than 50% of the fair market value of Coulter's business immediately prior to such sale;

     - the acquisition by any person or group, including by way of a tender offer or an exchange offer or issuance by Coulter, directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then-outstanding shares of capital stock of Coulter, in each case, on terms that the Coulter board of directors determines, in its judgment consistent with applicable corporate law, after consultation with Deutsche Banc Alex. Brown, is reasonably likely to be financially superior to the Coulter stockholders than the terms of the merger.

     Coulter also agreed to advise, as promptly as practicable, Corixa orally and in writing of any request for nonpublic information which Coulter reasonably believes would lead to a Coulter Acquisition Proposal or any inquiry with respect to or which Coulter reasonably believes would lead to any Acquisition Proposal. Coulter agreed to provide Corixa with at least the same notice that it provides the members of the Coulter board of directors at any meeting of the Coulter board at which the Coulter board is reasonably expected to consider a Coulter Acquisition Proposal or Coulter Superior Offer or to recommend the same to the Coulter stockholders.

     The Coulter board may, without breaching the merger agreement, change its recommendation in favor of the merger if a Coulter Superior Offer is made and Coulter complies with the other conditions in the merger agreement, including the payment of a termination fee.

NO OTHER NEGOTIATIONS INVOLVING CORIXA

     Under the terms of the merger agreement, Corixa agreed that none of its officers or directors will, and Corixa will use its commercially reasonable efforts to cause its and its subsidiaries' other employees and any investment banker, attorney or other advisor of Corixa not to, directly or indirectly:

     - solicit, initiate, knowingly encourage or induce any Corixa Acquisition Proposal (as defined below);

     - participate in any discussions or negotiations regarding any Corixa Acquisition Proposal;

     - furnish to any person any nonpublic information with respect to any Corixa Acquisition Proposal;

     - take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any Corixa Acquisition Proposal;

     - engage in discussions with any person with respect to any Corixa Acquisition Proposal;

     - approve, endorse or recommend any Corixa Acquisition Proposal; or

     - enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Corixa Acquisition Transaction (as defined below).

     However, Corixa may furnish nonpublic information regarding Corixa, enter into a confidentiality agreement with or enter into discussions or negotiations with any person or group in response to a Corixa Acquisition Proposal if:

     - neither Corixa nor any Corixa representative shall have violated any of the restrictions set forth in the merger agreement with respect to the solicitation of a Corixa Acquisition Proposal;

     - the Corixa board of directors concludes in good faith, after consulting with its outside legal counsel, that such action is required in order for the Corixa board of directors to comply with its fiduciary obligations to Corixa stockholders under applicable law in a manner that resulted in the making of a Corixa Acquisition Proposal;

     - prior to furnishing any such nonpublic information to, and as promptly as reasonably practicable after having any discussions or negotiations with, any person or group who makes a Corixa Acquisition Proposal, Corixa gives Coulter notice of the identity of the person or group and of Corixa's intention to furnish nonpublic information to, or enter into discussions with, the person or group, and Corixa receives from the person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic information furnished to the person or group by or on behalf of Corixa; and

     - Corixa furnishes the same nonpublic information to Coulter, to the extent it has not been previously furnished by Corixa to Coulter, at the same time it furnishes the nonpublic information to the person or group.

     In the event that Corixa does furnish any nonpublic information in response to a Corixa Acquisition Proposal and if the Corixa board of directors determines that the Corixa Acquisition Proposal constitutes a Corixa Superior Offer (as defined below), then:

     - the Corixa board of directors will be entitled to endorse or recommend the Corixa Superior Offer; and

     - Corixa will be entitled to enter into a letter of intent or similar commitment regarding the Corixa Superior Offer.

     If Corixa determines that it will accept a Corixa Superior Offer after complying with all applicable restrictions, all voting agreements entered into between Corixa and Coulter stockholders will terminate, and Corixa will be entitled to enter into an agreement with such third party concerning such Corixa Superior Offer, provided that Corixa has made payment in full to Coulter of the termination fee described more fully in the section entitled " -- Expenses; Termination Fees."

     A "Corixa Acquisition Proposal" is any offer or proposal relating to any Corixa Acquisition Transaction, other than an offer or proposal by Coulter or any of its affiliates.

     A "Corixa Acquisition Transaction" is any transaction or series of related transactions, other than the transactions contemplated in the merger agreement, involving any of the following:

     - any acquisition or purchase of more than a 20% interest in the total outstanding voting securities of Corixa;

     - any tender offer or exchange offer that, if completed, would result in any person or group beneficially owning 20% or more of the total outstanding voting securities of Corixa;

     - any merger or similar transaction pursuant to which the stockholders of Corixa immediately preceding such transaction hold less than 80% of the equity interests in the surviving company;

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

     - any sale, lease outside the ordinary course of business, exchange, transfer, license outside the ordinary course of business, acquisition or disposition of more than 50% of Corixa's business immediately prior to the transaction; or

     - any liquidation or dissolution of Corixa.

     A "Corixa Superior Offer" is an unsolicited, bona fide written offer made by a third party to complete any of the following transactions:

     - a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Corixa pursuant to which the stockholders of Coulter immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction;

     - a sale or other disposition by Corixa of assets, excluding inventory and used equipment sold in the ordinary course of business, representing more than 50% of the fair market value of Corixa's business immediately prior to such sale;

     - the acquisition by any person or group, including by way of a tender offer or an exchange offer or issuance by Corixa, directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then-outstanding shares of capital stock of Corixa; and

in each case, on terms that the Corixa board of directors determines, in its judgment consistent with applicable corporate law, after consultation with Pacific Growth Equities, is reasonably likely to be financially superior to the Corixa stockholders than the terms of the merger.

     Corixa also agreed to advise, as promptly as practicable, Coulter orally and in writing of any request for nonpublic information which Coulter reasonably believes would lead to a Corixa Acquisition Proposal or any inquiry with respect to or which Corixa reasonably believes would lead to any Corixa Acquisition Proposal. Corixa agreed to provide Coulter with at least the same notice that it provides the members of the Corixa board of directors at any meeting of the Corixa board at which the Corixa board is reasonably expected to consider a Corixa Acquisition Proposal or Corixa Superior Offer or to recommend the same to Corixa stockholders.

     The Corixa board may, without breaching the merger agreement, change its recommendation in favor of approval of the issuance of shares of Corixa common stock in connection with merger if a Corixa Superior Offer is made and Corixa complies with the other conditions in the merger agreement, including the payment of a termination fee.

INDEMNIFICATION

     Corixa agreed that, after completion of the merger:

     - it would cause the surviving corporation to fulfill the obligations of Coulter pursuant to the indemnification agreements between Coulter and its directors and officers in existence as of the effectiveness of the merger and any indemnification provisions under Coulter's certificate of incorporation or bylaws as in effect on the date of the merger agreement;

     - the certificate of incorporation and bylaws of the surviving corporation will contain provisions with respect to indemnification that are at least as favorable as those contained in the certificate of incorporation and bylaws of Coulter as in effect on October 15, 2000, and these provisions will not be amended, repealed or modified for a period of six years from completion of the merger in any manner that would adversely affect the rights of individuals who, immediately prior to completion of the merger, were directors, officers, employees or agents of Coulter, unless such modification is required by law; and

     - it would indemnify the directors and officers of Coulter against losses incurred in connection with the merger and related transactions.
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

     Additionally, for a period of six years after completion of the merger, Corixa will cause the surviving corporation to maintain, if available, directors' and officers' liability insurance covering those persons who are currently covered by Coulter's directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of Coulter. However, Corixa will not be required to pay in excess of 175% of the annual premium currently paid by Coulter for such coverage.

CONDITIONS

     The respective obligations of Corixa and Coulter to complete the merger are contingent on the satisfaction or waiver of the following conditions:

     - Coulter stockholders adopt the merger agreement;

     - Corixa stockholders approve the issuance of shares of Corixa common stock in connection with the merger;

     - there is no U.S. law or pending or effective injunction or other restraint issued by a U.S. court prohibiting the merger or that has the effect of making the merger illegal;

     - the merger has received all necessary U.S. governmental approvals, and the applicable waiting period under the Hart-Scott-Rodino Act of 1976, as amended, has expired or been terminated;

     - the registration statement is filed, becomes effective and no stop order suspending its effectiveness is issued or threatened in writing by the SEC;

     - the shares of Corixa common stock to be issued in the merger and upon exercise of the Coulter stock options and purchase rights assumed by Corixa are approved for listing with Nasdaq; and

     - Corixa and Coulter each receive a written opinion from tax counsel that the merger is a "tax-free" reorganization.

     The obligations of Coulter to effect the merger shall be subject to the satisfaction or waiver of additional conditions, any of which may be waived by Coulter, including the following:

     - the representations and warranties of Corixa and Clearwater in the merger agreement are accurate in all respects as of completion of the merger, except where inaccuracies, considered collectively, do not constitute, and would not reasonably be expected to have, a material adverse effect on Corixa and Clearwater, and subject to exceptions and qualifications specified in the merger agreement;

     - Corixa and Clearwater comply in all material respects with the covenants and obligations of Corixa and Clearwater as outlined in the merger agreement; and

     - Corixa takes the corporate action necessary to elect Michael Bigham and the three other persons designated by Coulter, to the Corixa board of directors.

     The obligations of Corixa and Clearwater to effect the merger are subject to the satisfaction or waiver of additional conditions, any of which may be waived by Corixa, including the following:

     - the representations and warranties of Coulter in the merger agreement are accurate in all respects as of completion of the merger, except where inaccuracies, considered collectively, do not constitute, and would not reasonably be expected to have, a material adverse effect on Coulter, and subject to exceptions and qualifications specified in the merger agreement;

     - Coulter complies in all material respects with the covenants and obligations of Coulter as outlined in the merger agreement; and

     - Corixa receives from each of the Coulter affiliates an executed affiliate agreement.

     The conditions to which the merger is subject are complicated and not easily summarized. You are urged to carefully read the section in the merger agreement entitled "Conditions to the Merger."

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

TERMINATION OF THE MERGER AGREEMENT

     At any time prior to the effectiveness of the merger, whether before or after the requisite approvals by the Corixa or Coulter stockholders, the merger agreement may be terminated and the merger may be abandoned:

     - by mutual consent of the boards of directors of each of Coulter and Corixa;

     - by either Corixa or Coulter, if, without fault of the terminating party, the merger has not been completed on or before December 31, 2000, or January 31, 2001 in the event of review of this joint proxy statement/prospectus by the SEC;

     - by either Corixa or Coulter, if, without fault of the terminating party, any U.S. court or U.S. governmental entity shall have issued a final order, decree, ruling or taken any other final action restraining, enjoining or otherwise prohibiting the merger;

     - by either Corixa or Coulter, if, without fault of the terminating party, the required approval of the stockholders of Corixa or Coulter shall not have been obtained at the Corixa special meeting or the Coulter special meeting or at any adjournment or postponement of the special meetings;

     - by either Corixa or Coulter, at any time prior to adoption of the merger agreement by the required vote of the Coulter stockholders, if, without fault of the terminating party;

      - the Coulter board of directors, for any reason, withdraws or amends or modifies in a manner adverse to Corixa its unanimous recommendation in favor of adoption of the merger agreement;

      - Coulter fails to include in this joint proxy statement/prospectus the unanimous recommendation of Coulter's board of directors in favor of adoption of the merger agreement;

      - the Coulter board of directors fails to reaffirm its unanimous recommendation in favor of the adoption of the merger agreement within seven calendar days after Corixa requests in writing that such recommendation be reaffirmed at any time following the public announcement of a Coulter Acquisition Proposal;

      - the Coulter board of directors approves or publicly recommends any Coulter Superior Offer;

      - Coulter enters into any letter of intent or similar document or any agreement, contract or commitment accepting any Coulter Superior Offer; or

       - a tender or exchange offer relating to securities of Coulter is commenced by a person or entity unaffiliated with Corixa, and Coulter fails to send to its stockholders a statement disclosing that Coulter recommends rejection of such tender or exchange offer within 10 business days after such tender or exchange offer is first published, sent or given;

     - by either Corixa or Coulter, at any time prior to adoption of the merger agreement by the required vote of the Coulter stockholders, if, without fault of the terminating party,

       - the Corixa board of directors, for any reason, withdraws or amends or modifies in a manner adverse to Coulter its unanimous recommendation in favor of approval of the issuance of shares of Corixa common stock in connection with the merger;

       - Corixa fails to include in this joint proxy statement/prospectus the unanimous recommendation of Corixa's board of directors in favor of approval of the issuance of shares of Corixa common stock in connection with the merger;

       - the Corixa board of directors fails to reaffirm its unanimous recommendation in favor of approval of the issuance of shares of Corixa common stock in connection with the merger within seven calendar days after Coulter requests in writing that such recommendation be reaffirmed at any time following the public announcement of a Corixa Acquisition Proposal;

       - the Corixa board of directors approves or publicly recommends any Corixa Superior Offer;

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

       - Corixa enters into any letter of intent or similar document or any agreement, contract or commitment accepting any Corixa Superior Offer; or

       - a tender or exchange offer relating to securities of Corixa is commenced by a person or entity unaffiliated with Coulter, and Corixa fails to send to its stockholders a statement disclosing that Corixa recommends rejection of such tender or exchange offer within 10 business days after such tender or exchange offer is first published, sent or given;

     - by Corixa if Coulter breaches in any material respect its obligation to hold its special meeting as promptly as practicable after the registration statement of which this joint proxy statement/ prospectus is a part is declared effective by the SEC;

     - by Coulter if Corixa breaches in any material respect its obligation to hold its special meeting as promptly as practicable after the registration statement of which this joint proxy statement/prospectus is a part is declared effective by the SEC;

     - by Corixa on or before the tenth day following the date on which Corixa becomes aware that Coulter received from the FDA a refusal to file letter with respect to the BLA regarding Bexxar;

     - by Coulter if, during the period beginning on the third trading day immediately preceding the date scheduled for the Coulter special meeting and ending on the day immediately preceding the date scheduled for the Coulter special meeting,

       - the Corixa Average Stock Price (as defined below) is less than $30.00; and

       - if there has been a decline in the Nasdaq Biotech Index (IXBT), when comparing the Nasdaq Biotech Index at the close of the regular session of The Nasdaq National Market on October 13, 2000, or 1159.75, to the Nasdaq Biotech Index at the close of the regular session of The Nasdaq National Market on the fourth trading day immediately preceding the date scheduled for the Coulter special meeting, the Corixa Average Stock Price has declined from $44.19 by a percentage that exceeds the sum of (a) the percentage decline in the Nasdaq Biotech Index (when comparing the Nasdaq Biotech Index at the close of the regular session of The Nasdaq National Market on October 13, 2000, or 1159.75, to the Nasdaq Biotech Index at the close of the regular session of The Nasdaq National Market on the fourth trading day immediately preceding the date scheduled for the Coulter special meeting), and (b) 25%;

     - by Coulter, upon a breach of any representation or warranty on the part of Corixa set forth in the merger agreement, or if any representation or warranty of Corixa shall have become untrue, in either case resulting in a material adverse effect on Corixa, or upon a material breach by Corixa of its covenants or agreements in the merger agreement, in each case subject to the ability of Corixa to correct such breach; or

     - by Corixa, upon a breach of any representation or warranty on the part of Coulter set forth in the merger agreement, or if any representation or warranty of Coulter shall have become untrue, in either case resulting in a material adverse effect on Coulter, or upon a material breach by Coulter of its covenants or agreements under the merger agreement, in each case subject to the ability of Coulter to correct such breach.

     Under the merger agreement, the "Corixa Average Stock Price" means the average of the last reported sales prices of Corixa common stock for the 10 consecutive trading days ending on, and including, the fourth trading day immediately preceding the date scheduled for the Coulter special meeting.

     The agreements of Corixa and Coulter relating to their respective ability to terminate the merger agreement are complicated and not easily summarized. You are urged to carefully read the section in the merger agreement entitled "Termination, Amendment and Waiver."

EXPENSES; TERMINATION FEES

     Subject to the following exceptions, whether or not the merger is completed, all costs and expenses incurred in connection with the merger, including, among other things, filing fees and the fees and expenses of advisors, accountants, legal counsel and financial printers, shall be paid by the party that incurred such expense. In addition, Corixa shall pay all fees and expenses, other than attorneys', accountants' and fairness opinion fees and expenses, incurred by Corixa and Coulter in relation to printing and filing this joint proxy statement/prospectus and the registration statement, including financial statements and exhibits and any amendments or supplements thereto.

     Coulter will be obligated to pay Corixa a fee of $10 million and reimburse Corixa for the fees and expenses incurred by it in connection with the merger if the merger agreement is terminated by either Corixa or Coulter because Coulter stockholders fail to approve the merger.

     Coulter will be obligated to pay Corixa a fee of $30 million if the merger agreement is terminated by Corixa because Coulter breached its obligation to hold the Coulter special meeting as promptly as possible after the registration statement is declared effective by the SEC or by either Corixa or Coulter, because of, among other things:

     - Coulter fails to include in this joint proxy statement/prospectus the unanimous recommendation of the Coulter board of directors in favor of adoption of the merger agreement;

     - the Coulter board of directors fails to reaffirm its unanimous recommendation in favor of adoption of the merger agreement within seven calendar days after Corixa requests in writing that such recommendation be reaffirmed at any time following the public announcement of a Coulter Acquisition Proposal (as defined above);

     - the Coulter board of directors approves or publicly recommends any Coulter Superior Offer (as defined above);

     - Coulter enters into any letter of intent or similar document or any agreement, contract or commitment accepting any Coulter Superior Offer; or

     - a tender or exchange offer relating to securities of Coulter is commenced by a person or entity unaffiliated with Corixa, and Coulter shall not have sent to Coulter stockholders a statement disclosing that Coulter recommends rejection of such tender or exchange offer within 10 business days after the tender or exchange offer is first published, sent or given.

     Coulter will be obligated to pay Corixa a fee of $2 million if the merger agreement is terminated by Coulter because Corixa's stock price declines to certain levels as described above.

     Corixa will be obligated to pay Coulter a fee of $10 million and reimburse Coulter for the fees and expenses incurred by it in connection with the merger if the merger agreement is terminated by either Corixa or Coulter because Corixa stockholders fail to approve the issuance of shares of Corixa common stock in connection with the merger.

     Corixa will be obligated to pay Coulter a fee of $30 million if the merger agreement is terminated by Coulter because Corixa breached its obligation to hold the Corixa special meeting as promptly as possible after the registration statement is declared effective by the SEC or by either Corixa or Coulter, because of, among other things:

     - Corixa fails to include in this joint proxy statement/prospectus the unanimous recommendation of the Corixa board of directors in favor of approval of the issuance of shares of Corixa common stock in connection with the merger;

     - the Corixa board of directors fails to reaffirm its unanimous recommendation in favor of the approval of the issuance of shares of Corixa common stock in connection with the merger within seven calendar days after Coulter requests in writing that such recommendation be reaffirmed at any time following the public announcement of a Corixa Superior Offer (as defined above);

     - the Corixa board of directors approves or publicly recommends any Corixa Superior Offer;

     - Corixa enters into any letter of intent or similar document or any agreement, contract or commitment accepting any Corixa Superior Offer; or

     - a tender or exchange offer relating to securities of Corixa is commenced by a person or entity unaffiliated with Coulter, and Corixa shall not have sent to Corixa stockholders a statement disclosing that Corixa recommends rejection of such tender or exchange offer within 10 business days after the tender or exchange offer is first published, sent or given.


     Corixa would have been obligated to make a $15 million loan to Coulter on the terms set forth in the form of promissory note attached as Exhibit D to the merger agreement if the merger agreement had been terminated by Corixa because Coulter received a refusal to file letter regarding its BLA for Bexxar.


AMENDMENT, EXTENSION AND WAIVER

     Subject to applicable law, the merger agreement may be amended in writing by Corixa and Coulter at any time before completion of the merger. Additionally, at any time prior to the effective time of the merger, Corixa and Coulter may:

     - extend the other's time for performing any of the obligations or other acts under the merger agreement;

     - waive any inaccuracies in the other's representations and warranties contained in the merger agreement; and

     - waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

                         INFORMATION CONCERNING CORIXA


     Corixa is a research and development-based biotechnology company committed to treating and preventing autoimmune diseases, cancer and infectious diseases by understanding and directing the immune system. Corixa is focused on developing immunotherapeutic products and has a broad technology platform enabling both fully integrated vaccine design and the use of its separate proprietary vaccine components -- antigens, adjuvants or antigen delivery technology -- on a standalone, Powered by Corixa basis. Corixa exploits its expertise in immunology and its proprietary technology platforms to discover and develop vaccines, antigen-based products, including monoclonal antibody-based products, and novel adjuvants.


     Corixa believes its antigen discovery capability is one of its key competitive strengths. Corixa's ability to discover antigens allows it to select those antigens that will work most effectively in a given vaccine. In making this selection, Corixa focuses on antigens that are recognized by the greatest percentage of individuals, stimulate the strongest immune response and are expressed by the greatest percentage of pathogen strains or tumor types. In connection with autoimmune diseases, Corixa focuses on discovering otherwise normal antigens, or auto-antigens, that may trigger autoimmune responses. In addition to its autoimmune disease technology platforms, Corixa specializes in the discovery and development of a new class of therapeutic and prophylactic products known as T cell vaccines. Using its three-part technology platform, Corixa designs its vaccine products to force the immune system to recognize antigens in such a way that potent T cell responses result.

     In addition to vaccines, Corixa discovers and develops other immunotherapeutic products for treating autoimmune disease, cancer and infectious diseases. To date, these potential products have resulted from Corixa's core efforts in antigen and adjuvant discovery and from its acquisition and in-licensing activities. Corixa expects to continue to derive novel immunotherapies from its internal and external research efforts.


     By combining Corixa's antigen discovery capabilities with its adjuvant and delivery technologies, Corixa believes it can speed the development of potential therapies for treating or preventing autoimmune diseases, cancer and infectious diseases. Corixa also believes that many vaccines may be improved by including its adjuvant and delivery components, leading to multiple new products that are at least in part Powered by Corixa.


     Corixa's goal is to be a leader in the discovery and commercialization of products to prevent, treat or diagnose autoimmune diseases, cancer and infectious diseases. By understanding and directing the immune system, Corixa discovers and develops vaccines, antigen-based products and novel adjuvants. To accelerate the commercial development of potential new therapeutic and prophylactic T cell vaccines and other immunotherapeutic products, Corixa intends to establish corporate partnerships in various stages in the development process for all aspects of product development and commercialization, emphasizing the development of vaccines which combine the appropriate components from its antigen, adjuvant and delivery technologies.

     In addition, because Corixa believes that other companies' immunotherapeutic products may be enhanced by components available from Corixa, it seeks to establish selective corporate partnerships with major commercial entities for each of its proprietary core technologies -- its Powered by Corixa approach. Examples of these partnerships include antigen-specific collaborations aimed at generating new antibody targets, or license and supply relationships involving vaccine adjuvants, such as MPL or Enhanzyn. Both approaches enable improved immunotherapy based in part on Corixa's proprietary technologies. Corixa generally intends to enter into corporate partnerships at various stages in the research and development process. For those potential products that show promise in the preclinical or clinical stage, Corixa usually will seek a corporate partner prior to initiating Phase II clinical trials. In the case of some technologies or potential products, Corixa may choose to retain development rights with the intent to partner these products at a later stage. By partnering later in the development process, Corixa may increase its potential downstream participation in product sales.

     Finally, in addition to developing technology internally, Corixa has in-licensed several significant product opportunities. Corixa intends to continue to pursue in-licensing efforts, and also intends to continue to evaluate selected acquisitions of companies with complementary technologies. Corixa believes its existing technology and product base may be expanded by its in-licensing efforts and that its acquisitions may lead to additional commercial opportunities.

                         INFORMATION CONCERNING COULTER


     Coulter is engaged in developing novel drugs and therapies for treating people with cancer or autoimmune diseases. Coulter is currently developing a family of potential therapeutics based on two drug discovery programs: therapeutic antibodies and targeted oncologics. Within these broad drug discovery programs, Coulter is currently concentrating on several distinct platform technologies: therapeutic antibodies consisting of both conjugated and unconjugated antibody technology, and targeted oncologics based on tumor activated pro-drug, or TAP, technology and tumor specific targeting, or TST, technology. Coulter is also developing a portfolio of proprietary ultrapotent compounds which Coulter believes will be suitable payloads for both its TAP and TST platforms. Ultrapotent compounds generally are at least 1,000 times more potent than standard chemotherapeutic agents and are active against drug-resistant tumor cells.



     Coulter's most advanced product candidate, Bexxar (tositumomab, iodine I 131 tositumomab), consists of a monoclonal antibody conjugated with a radioisotope. Coulter intends to seek a priority review for the initial approval of Bexxar for treating low-grade and transformed low-grade NHL in patients who have relapsed after or are refractory to chemotherapy, while simultaneously pursuing clinical trials to expand the potential use of Bexxar to other indications. In a Phase I/II clinical trial of Bexxar, 42 patients with low-grade or transformed low-grade NHL who had relapsed from previous chemotherapy regimens achieved an 83% overall response rate and a 48% complete response rate. Of those patients who experienced a complete response, the average duration of response was 20.2 months as of July 1997, the date of the final study report. In December 1997, Coulter presented data on a multi-center Phase II clinical trial in heavily pre-treated low-grade and transformed low-grade NHL patients. Of the 45 evaluable patients, 31% achieved a complete response with the median duration of complete response not yet reached (longest complete response of greater than 20 months). In December 1998, Coulter presented data from its pivotal Phase III clinical trial on 60 NHL patients who were refractory to chemotherapy. The results showed, with statistical significance, that more patients experienced remission with a single therapeutic dose of Bexxar compared to their last chemotherapy regimen and that these remissions were of longer duration. The investigator-assessed overall response rate was 65% with a median duration of response of 6.5 months. Coulter also announced in December 1998 that the FDA had designated Bexxar as a Fast Track Product for which the FDA will take appropriate actions to expedite development and review. The designation was awarded because one of the targeted indications for the therapy is transformed low-grade NHL, a life-threatening disease, and represents an unmet medical need. Coulter believes that Bexxar, if approved, would become the first radioimmunotherapy approved in the United States for treating people with cancer. Significant uncertainty exists as to the extent to which the Fast Track designation and Priority Review Status will result in a rapid review and approval, and this designation does not ensure product approval. The FDA could require additional clinical trials or other information before approving Bexxar. Coulter cannot predict the ultimate impact, if any, of the Fast Track designation on the timing or likelihood of FDA approval of Bexxar. In September 2000, Coulter announced the submission of a BLA for Bexxar to the FDA and in October 2000, Coulter announced that Bexxar had been granted Priority Review Status by the FDA. On November 14, 2000, Coulter announced that the FDA had accepted the BLA for Bexxar.


     Coulter is conducting, and intends to pursue, additional trials to expand the potential use of Bexxar to other indications, both as a single agent and in combination with chemotherapy. Coulter has completed enrollment of a single-center Phase II clinical trial in newly diagnosed low-grade NHL patients and presented data from this trial in May 2000. Of the 76 patients enrolled in the clinical trial, 97% responded to Bexxar with 76% achieving a complete response. Additionally, 84% of the 37 patients with evidence of NHL at the molecular level at the start of the trial showed no evidence of NHL at molecular levels using polymerase chain reaction analysis following treatment with Bexxar. Coulter also has completed enrollment of a single-center Phase II trial in newly diagnosed low-grade NHL patients evaluating a sequential combination regimen of the chemotherapeutic agent fludarabine followed by Bexxar. In December 1999, Coulter presented an interim analysis of 14 patients for whom adequate data was available. Overall response rate following the fludarabine portion of the regimen was 93%, of which 14% achieved a complete response. The combined overall response rate and complete response rate of these patients after receiving both fludarabine and Bexxar increased to 100% and 71%, respectively.


     The objective of Coulter's TAP program is to broaden significantly the therapeutic windows of conventional chemotherapeutic compounds. Coulter is currently developing a pro-drug version of doxorubicin to treat solid tumor cancers with the objective of filing an IND application and commencing clinical trials in the second half of 2001. The objective of Coulter's TST program is to selectively target ultrapotent compounds to tumor cells with the goal of developing better tolerated and more efficacious anti-tumor therapeutics. Ultrapotent compounds generally are at least 1,000 times more potent than standard chemotherapeutic agents and are active against drug-resistant tumor cells.


     The objective of Coulter's Type I interferon research and development program is to develop monoclonal antibodies specific for the Type I interferon receptor as potential therapeutics for treating autoimmune diseases. Coulter developed human versions of its lead monoclonal, 64G12, and expects to select its lead candidate in the first half of 2001.

     Coulter was incorporated under the laws of Delaware in February 1995. Its conjugated antibody program is based on the antibody therapeutics program which originated in the late 1970s at Coulter Corporation, a recognized leader in the field of hematology. Upon its formation in February 1995, Coulter acquired worldwide rights to Bexxar and related intellectual property, know-how and other assets from Coulter Corporation. In October 1997, Coulter Corporation was acquired by Beckman Instruments, Inc., and is now known as Beckman Coulter, Inc. In December 1998, Coulter announced a joint collaboration agreement with SmithKline Beecham Corporation, or SB, granting it joint marketing rights in the United States and exclusive commercial rights internationally, except Japan, for Bexxar. In April 2000, Coulter announced an amendment to its collaboration with SB for Bexxar. Under the amended agreement, effective June 30, 2000, Coulter reacquired from SB exclusive rights outside of the United States for the development and commercialization of Bexxar. Coulter continues to retain exclusive rights in Japan. In addition, Coulter announced an expansion of its collaboration with SB to include a co-promotion agreement that will temporarily use its sales force for the United States promotion of some of SB's oncology products.

                       OWNERSHIP OF CORIXA CAPITAL STOCK


     The following table sets forth information regarding the beneficial ownership of Corixa common stock as of November 16, 2000, by


     - each person who is known by Corixa to own beneficially more than five percent of the Corixa common stock;

     - each of Corixa's directors;

     - each of Corixa's executive officers; and

     - all of Corixa's directors and executive officers as a group.


                                                             AMOUNT AND NATURE OF       PERCENT OF
                   NAME AND ADDRESS(1)                      BENEFICIAL OWNERSHIP(2)   COMMON STOCK(2)
                   -------------------                      -----------------------   ---------------
Castle Gate L.L.C.(3).....................................         2,538,265               10.7%
  2365 Carillon Point
  Kirkland, WA 98033
Kleiner Perkins Caufield & Byers(4).......................         2,176,967                9.6
  2750 Sand Hill Road
  Menlo Park, CA 94025
SmithKline Beecham plc(5).................................         1,144,156                5.1
  New Horizons Court
  Brentford, Middlesex TWB 9EP
  United Kingdom
DIRECTORS AND EXECUTIVE OFFICERS
Steven Gillis, Ph.D.(6)...................................           411,488                1.8
Mark McDade(7)............................................           257,616                1.1
Steven Reed(8)............................................           207,551                  *
Kenneth Grabstein, Ph.D.(9)...............................           208,150                  *
Martin Cheever, M.D.(10)..................................           135,406                  *
Joseph Lacob(11)..........................................         2,206,967                9.8
Arnold Oronsky, Ph.D.(12).................................            39,920                  *
James Young, Ph.D.(13)....................................             1,667                  *
All directors and executive officers as a group (14
  persons)(14)............................................         3,686,741               15.8%


-------------------------
  *  Less than 1%

 (1) Unless otherwise indicated, the address of each of the individuals named above is Corixa Corporation, 1124 Columbia Street, Suite 2000, Seattle, Washington 98104.


 (2) The applicable percentage of beneficial ownership is based on 21,114,682 shares of Corixa common stock outstanding as of November 16, 2000 and 12,500 shares of Series A preferred stock, which have the right to vote with the common stock on an as-converted basis and are convertible into an aggregate of 1,470,588 shares of our common stock, together with applicable options and warrants for such stockholder. Beneficial ownership is determined in accordance with the rules of the SEC.



     The number of shares beneficially owned by a person includes shares of Corixa common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of November 16, 2000. Shares issuable pursuant to those options are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.


     To Corixa's knowledge, 13 persons named in this table have sole voting and investment power with respect to all shares of Corixa common stock shown as owned by them, subject to community property laws where applicable and except as indicated.

 (3) Castle Gate L.L.C. holds 12,500 shares of Series A preferred stock, which are convertible into an aggregate of 1,470,588 shares of Corixa common stock, and has warrants to purchase an additional 1,067,677 shares of Corixa common stock.


 (4) Joseph Lacob, a director, is a general partner of Kleiner Perkins Caufield & Byers and, as such, may be deemed to share voting and investment power with respect to such shares. Mr. Lacob disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such shares.


 (5) S.R. One Ltd., a wholly owned subsidiary of SmithKline Beecham plc, holds 530,428 shares and SmithKline Beecham plc holds 613,728 shares.



 (6) Includes 135,968 shares issuable upon the exercise of outstanding options exercisable within 60 days of November 16, 2000.



 (7) Includes 191,707 shares issuable upon the exercise of outstanding options exercisable within 60 days of November 16, 2000.



 (8) Includes 58,904 shares issuable upon the exercise of outstanding options exercisable within 60 days of November 16, 2000, 15,551 shares held in the name of Steven James N. Reed, UGMA WA Merrill Lynch and 15,551 shares held in the name of Sarah Mariko Reed, UGMA WA Merrill Lynch, both of which accounts name Dr. Reed as custodian. Dr. Reed disclaims beneficial ownership of the shares held in such accounts, except to the extent of his pecuniary interest in such shares.



 (9) Includes 53,725 shares issuable upon the exercise of outstanding options exercisable within 60 days of November 16, 2000, 12,090 shares held in the Naomi Grabstein Irrevocable Trust, 12,090 shares held in the Daniel Grabstein Irrevocable Trust and 12,090 shares held in the Benjamin Grabstein Irrevocable Trust, of which trusts Dr. Grabstein is trustee. Dr. Grabstein disclaims beneficial ownership of the shares held in such accounts, except to the extent of his pecuniary interest in such shares.



(10) Includes 72,308 shares issuable upon the exercise of outstanding options exercisable within 60 days of November 16, 2000.



(11) Includes 30,000 shares issuable upon the exercise of outstanding options exercisable within 60 days of November 16, 2000, Mr. Lacob, one of Corixa's directors, is a general partner of Kleiner Perkins Caufield & Byers VII, and, as such, may be deemed to share voting and investment power with respect to such shares. Mr. Lacob disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such shares.



(12) Includes 30,000 shares issuable upon the exercise of outstanding options exercisable within 60 days of November 16, 2000.



(13) Represent shares issuable upon the exercise of outstanding options exercisable within 60 days of November 16, 2000.



(14) As a group, all directors and executive officers hold approximately 3,709,133 shares, which includes, in addition to the information contained in footnotes (6)-(13) above, 12,121 shares held and 20,351 shares issuable upon the exercise of outstanding options held by Kathleen McKereghan, one of Corixa's executive officers, exercisable within 60 days of November 16, 2000; 29,540 shares issuable upon the exercise of outstanding options held by Maureen Howard, one of Corixa's executive officers, exercisable within 60 days of November 16, 2000; 774 shares held and 24,466 shares issuable upon the exercise of outstanding options held by Charles Richardson, one of Corixa's executive officers, exercisable within 60 days of November 16, 2000; 79 shares held and 17,498 shares issuable upon the exercise of outstanding options held by Gary Christianson, one of Corixa's executive officers, exercisable within 60 days of November 16, 2000; 22,501 shares issuable upon the exercise of outstanding options held by Cindy Jacobs, one of Corixa's executive officers, exercisable within 60 days of November 16, 2000; and 7,575 shares held and 83,071 shares issuable upon the exercise of outstanding options held by Michelle Burris, one of Corixa's executive officers, exercisable within 60 days of November 16, 2000.

                       OWNERSHIP OF COULTER CAPITAL STOCK

     The following table sets forth information regarding the beneficial ownership of Coulter common stock as of October 1, 2000, by:

     - all those known by Coulter to be beneficial owners of more than five percent of Coulter common stock;

     - each of Coulter's directors;

     - each of Coulter's executive officers; and

     - all of Coulter's executive officers and directors as a group.

     Except as otherwise provided below, the address of each person listed is c/o Coulter, 600 Gateway Boulevard, South San Francisco, California 94080.

                                                               BENEFICIAL OWNERSHIP(1)
                                                              --------------------------
                                                               NUMBER OF      PERCENTAGE
                      BENEFICIAL OWNER                           SHARES        OF TOTAL
                      ----------------                        ------------    ----------
Entities affiliated with Deutsche Bank A.G.(2)..............     1,045,200        5.5%
  Gruneberg Weg 113 - 115
  60323 Frankfurt
  Federal Republic of Germany
T. Rowe Price Associates, Inc.(2)...........................       938,600        5.0
  100 E. Pratt Street
  Baltimore, MD 21202
Robert Momsen(3)............................................       508,145        2.7
Entities affiliated with InterWest Partners(2)..............       508,145        2.7
  3000 Sand Hill Road
  Building 3, Suite 255
  Menlo Park, CA 94025
Arnold L. Oronsky, Ph.D.(4).................................       500,000        2.7
Joseph R. Coulter, III(5)...................................       489,841        2.6
Michael F. Bigham(6)........................................       525,875        2.8
Brian G. Atwood(7)..........................................       173,024        1.0
Dan Shochat, Ph.D.(8).......................................       169,489          *
William G. Harris(9)........................................       124,468          *
Arlene M. Morris(10)........................................       106,584          *
Donald L. Lucas(11).........................................       105,550          *
Dwayne M. Elwood(12)........................................       104,856          *
Geoffrey Yarranton(13)......................................        48,997          *
George J. Sella, Jr.(14)....................................        15,000          *
Samuel M. Saks, M.D.(15)....................................         1,500          *
All executive officers and directors as a group (13
  persons)(16)..............................................     1,705,143       12.2%

-------------------------
  * Represents beneficial ownership of less than 1% of the outstanding shares of Coulter common stock.

 (1) This table is based on information supplied by officers, directors and principal stockholders and Schedules 13D and 13G, if any, filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, Coulter believes, based on information furnished by such persons, that the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 18,856,456 shares of Coulter common stock outstanding as of October 1, 2000, adjusted as required by rules promulgated by the SEC.

 (2) Based solely on information obtained from a filing made on Schedule 13G with the SEC.

 (3) Includes 500,000 shares held by InterWest Partners V, L.P. and 3,145 shares held by InterWest Investors V. Mr. Momsen, a director of Coulter, is a general partner of InterWest Management Partners V, L.P., which is the general partner of InterWest Partners V, L.P. Mr. Momsen is a general partner of InterWest Investors V. Mr. Momsen disclaims beneficial ownership of the shares held by InterWest Partners V, L.P. and InterWest Investors V, except to the extent of his respective pecuniary interest therein. Also includes 5,000 shares subject to options exercisable within 60 days of October 1, 2000.

 (4) Represents 500,000 shares held by InterWest Partners V, L.P. Dr. Oronsky, a director of Coulter, is a general partner of InterWest Management Partners V, L.P., which is the general partner of InterWest Partners V, L.P. Dr. Oronsky disclaims beneficial ownership of the shares held by InterWest Partners V, L.P., except to the extent of his pecuniary interest therein.

 (5) Includes 344,856 shares held by the Joseph R. Coulter, Jr. Trust and 137,333 shares held by JRC Investment L.P. Mr. Coulter, a director of Coulter, is co-trustee of the Joseph R. Coulter, Jr. Trust and general partner of JRC Investment L.P. Also includes 139 shares held by Mr. Coulter's wife, Susan Sekman Coulter, and 7,500 shares subject to options exercisable within 60 days of October 1, 2000. Mr. Coulter disclaims beneficial ownership of the shares held by the Joseph R. Coulter, Jr. Trust, JRC Investment L.P. and Susan Sekman Coulter, except to the extent of his pecuniary interest therein.

 (6) Includes 181,297 shares held by The Michael F. Bigham Trust, 50,000 shares held by The Bigham Partnership and 118,771 shares subject to options exercisable with 60 days of October 1, 2000. Mr. Bigham, a director of Coulter and Coulter's chief executive officer, is trustee of The Michael F. Bigham Trust.

 (7) Includes 145,981 shares held by Brentwood Associates VII, L.P. and 15,000 shares subject to options exercisable within 60 days of October 1, 2000. Mr. Atwood, a director of Coulter, is a venture partner of Brentwood VII Ventures, L.P., which is the general partner of Brentwood Associates VII, L.P. Mr. Atwood disclaims beneficial ownership of the shares held by Brentwood Associates VII, L.P., except to the extent of his pecuniary interest therein.

 (8) Includes 114,136 shares subject to options exercisable within 60 days of October 1, 2000.

 (9) Includes 122,400 shares subject to options exercisable within 60 days of October 1, 2000.

(10) Includes 105,484 shares subject to options exercisable within 60 days of October 1, 2000.

(11) Includes 37,244 shares held by the Donald L. Lucas & Lygia S. Lucas Trust. Donald L. Lucas, a director of Coulter, is trustee of the Donald L. Lucas & Lygia S. Lucas Trust. Also includes 44,379 shares held by The Donald L. Lucas Profit Sharing Trust, 4,333 shares held by Coral Management Partners IV Escrow FBO Donald L. Lucas and 15,000 shares subject to options exercisable within 60 days of October 1, 2000.

(12) Includes 100,318 shares subject to options exercisable within 60 days of October 1, 2000.

(13) Includes 47,938 shares subject to options exercisable within 60 days of October 1, 2000.

(14) Represents 15,000 shares subject to options exercisable within 60 days of October 1, 2000.

(15) Represents 1,500 shares subject to options exercisable within 60 days of October 1, 2000.

(16) Represents 3,013,251 shares held by directors and executive officers of Coulter, and entities and persons affiliated therewith, and 668,047 shares subject to options exercisable within 60 days of October 1, 2000. See Notes
     (3) through (15) above.

            COMPARISON OF RIGHTS OF HOLDERS OF CORIXA CAPITAL STOCK
                      AND HOLDERS OF COULTER CAPITAL STOCK

     The following summary comparison of the certificates of incorporation and bylaws of Coulter and of Corixa and each company's governing law does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of each company's certificate of incorporation and bylaws, which are incorporated by reference into this joint proxy statement/prospectus, and the Delaware General Corporation Law.

COMPARISON OF CERTIFICATES OF INCORPORATION, BYLAWS AND GOVERNING LAW

     Because both Coulter and Corixa are incorporated under the laws of the state of Delaware, the rights and privileges of stockholders of Coulter and Corixa, respectively, which rights and privileges are governed by Delaware law, are identical, except:

     - to the extent that their respective certificates of incorporation, certificates of designation and bylaws differ; and

     - for the rights and privileges of the holders of Corixa common stock under Corixa's investors' rights agreement.

     Upon consummation of the merger, the holders of Coulter common stock who receive Corixa common stock under the terms of the merger agreement will become stockholders of Corixa. Although it is not practical to compare all the differences among the respective certificates of incorporation, certificates of designation and bylaws of Corixa and of Coulter, the following is a summary of material differences of the rights of holders of Coulter common stock and Corixa common stock that may significantly affect the rights of Coulter stockholders. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of Delaware law and by the bylaws, certificates of designation and certificates of incorporation of Coulter and of Corixa, as applicable.

SIZE OF THE BOARD OF DIRECTORS

     Coulter's certificate of incorporation and bylaws provide that the authorized number of directors is nine, which number may be changed by amendment to the bylaws by a majority vote of the Coulter board of directors. The election of Coulter directors need not be by written ballot. Corixa's certificate of incorporation and Corixa's bylaws provide that the authorized number of directors is five, and may be fixed from time to time by a bylaw amendment adopted by at least 66 2/3% of the Corixa board of directors. The election of Corixa directors need not be by written ballot.

CUMULATIVE VOTING

     In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A stockholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. Under Delaware law, cumulative voting in the election of directors is not available unless specifically provided for in the certificate of incorporation. Corixa's certificate of incorporation specifically provides that cumulative voting is not available to Corixa stockholders. Coulter's certificate of incorporation does not specifically provide for cumulative voting and, accordingly, under Delaware law, cumulative voting is not available to Coulter stockholders.

AMENDMENT OF BYLAWS

     Both Coulter's and Corixa's certificates of incorporation provide that the respective companies' board of directors may make, amend, supplement or repeal the company's bylaws, provided that the affirmative vote of the holders of 66 2/3% of capital stock then outstanding, voting together as a single class, is required to amend, alter, repeal or adopt certain bylaw provisions, including any bylaw provision changing the number of authorized directors.

STOCKHOLDER AGREEMENTS

     Corixa's investors' rights agreement and the rights under the agreement are described in the section entitled "Description of Corixa Capital Stock," incorporated by reference into this joint proxy statement/prospectus.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Corixa Corporation included in its Annual Report (Form 10-K/A) for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this joint proxy statement/prospectus and elsewhere in the registration statement. Corixa's consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Coulter Pharmaceutical, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this joint proxy statement/prospectus and elsewhere in the registration statement. Coulter's consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The financial statements of Ribi ImmunoChem Research, Inc. as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, included in Corixa's current report on Form 8-K dated as of October 6, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the Corixa common stock issuable pursuant to the merger and other related legal matters will be passed upon for Corixa by Orrick, Herrington & Sutcliffe LLP, Seattle, Washington. Cooley Godward LLP is acting as counsel to Coulter.

                                 OTHER MATTERS

     Neither the Corixa nor the Coulter board of directors intends to bring any matters before the Corixa special meeting or the Coulter special meeting other than those specifically set forth in the notice of the Corixa special meeting and of the Coulter special meeting. The Corixa board of directors and the Coulter board of directors do not know of any matters to be brought before the Corixa special meeting or the Coulter special meeting by others. If any other matters come before the Corixa special meeting or the Coulter special meeting, it is the intention of the persons named in the accompanying proxies to vote such proxies in accordance with the judgment of the Corixa and the Coulter boards of directors.

                             STOCKHOLDER PROPOSALS

     Under Rule 14a-8 of the Exchange Act, the deadline for stockholders to submit proposals to be considered for inclusion in Corixa's proxy statement and form of proxy for the 2001 annual meeting of stockholders is expected to be January 30, 2001. Such proposals may be included in the 2001 proxy statement and form of proxy if they comply with the rules and regulations of the SEC.

     Under Rule 14a-8 of the Exchange Act and in accordance with Coulter's bylaws, for business to be brought by a stockholder before the annual meeting of stockholders to be held in 2001, the stockholder must give written notice to Coulter's Secretary on or before December 31, 2000. The notice must contain specified information about the proposed business the stockholder intends to bring before the meeting, the name and record address of the stockholder proposing such business, the class and number of shares of Coulter that are beneficially owned by the stockholder, and any material interest of the stockholder in such business.

                                   APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                              CORIXA CORPORATION,
                            A DELAWARE CORPORATION,

                      CLEARWATER ACQUISITIONS CORPORATION,
                           A DELAWARE CORPORATION AND
                       WHOLLY OWNED SUBSIDIARY OF CORIXA,

                                      AND

                         COULTER PHARMACEUTICAL, INC.,
                             A DELAWARE CORPORATION

                          DATED AS OF OCTOBER 15, 2000

                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG

                               CORIXA CORPORATION
                      CLEARWATER ACQUISITIONS CORPORATION
                                      AND

                          COULTER PHARMACEUTICAL, INC.
                                  DATED AS OF
                                OCTOBER 15, 2000

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
SECTION ONE...........................................................   A-6
1.  THE MERGER........................................................   A-6
    1.1   The Merger..................................................   A-6
    1.2   Closing; Effective Time.....................................   A-7
    1.3   Effect of the Merger........................................   A-7
    1.4   Certificate of Incorporation; Bylaws........................   A-7
    1.5   Directors and Officers......................................   A-7
    1.6   Effect on Capital Stock.....................................   A-7
    1.7   Surrender of Certificates...................................   A-9
    1.8   No Further Ownership Rights in Coulter Common Stock.........  A-10
    1.9   Tax Consequences............................................  A-10
    1.10  Accounting Treatment........................................  A-10
    1.11  Taking of Necessary Action; Further Action..................  A-10
    1.12  Withholding.................................................  A-10
    1.13  Lost, Stolen or Destroyed Certificates......................  A-11
SECTION TWO...........................................................  A-11
2.  REPRESENTATIONS AND WARRANTIES OF COULTER.........................  A-11
    2.1   Organization; Subsidiaries..................................  A-11
    2.2   Certificate of Incorporation and Bylaws.....................  A-11
    2.3   Capital Structure...........................................  A-12
    2.4   Authority and Enforceability................................  A-13
    2.5   No Conflicts; Required Filings and Consents.................  A-13
    2.6   SEC Filings; Coulter Consolidated Financial Statements......  A-14
    2.7   Absence of Undisclosed Liabilities..........................  A-14
    2.8   Absence of Certain Changes..................................  A-15
    2.9   Litigation..................................................  A-16
    2.10  Permits; Company Products; Regulation.......................  A-16
    2.11  Title to Property...........................................  A-17
    2.12  Intellectual Property.......................................  A-17
    2.13  Environmental Matters.......................................  A-19
    2.14  Taxes.......................................................  A-20
    2.15  Employee Benefit Plans......................................  A-21
    2.16  Employee Matters............................................  A-23
    2.17  Material Contracts..........................................  A-24
    2.18  Interested Party Transactions...............................  A-24
    2.19  Insurance...................................................  A-25
    2.20  Compliance with Laws........................................  A-25
    2.21  Minute Books................................................  A-25
    2.22  Brokers' and Finders' Fees..................................  A-25
    2.23  Statements; Joint Proxy Statements/Prospectus...............  A-25
    2.24  Board Approval..............................................  A-26
    2.25  Opinion of Financial Advisor................................  A-26
    2.26  Takeover Restrictions Not Applicable........................  A-26
    2.27  Representations Complete....................................  A-26

                                                                        PAGE
                                                                        ----
SECTION THREE.........................................................  A-26
3.  REPRESENTATIONS AND WARRANTIES OF CORIXA..........................  A-26
    3.1   Organization; Subsidiaries..................................  A-26
    3.2   Certificate of Incorporation and Bylaws.....................  A-27
    3.3   Capital Structure...........................................  A-27
    3.4   Authority and Enforceability................................  A-28
    3.5   No Conflicts; Required Filings and Consents.................  A-28
    3.6   SEC Filings; Corixa Consolidated Financial Statements.......  A-29
    3.7   Absence of Undisclosed Liabilities..........................  A-29
    3.8   Absence of Certain Changes..................................  A-29
    3.9   Litigation..................................................  A-30
    3.10  Permits; Company Products; Regulation.......................  A-30
    3.11  Title to Property...........................................  A-31
    3.12  Intellectual Property.......................................  A-32
    3.13  Environmental Matters.......................................  A-33
    3.14  Taxes.......................................................  A-34
    3.15  Employee Benefit Plans......................................  A-34
    3.16  Employee Matters............................................  A-36
    3.17  Material Contracts..........................................  A-36
    3.18  Interested Party Transactions...............................  A-36
    3.19  Insurance...................................................  A-37
    3.20  Compliance with Laws........................................  A-37
    3.21  Minute Books................................................  A-37
    3.22  Brokers' and Finders' Fees..................................  A-37
    3.23  Statements; Joint Proxy Statements/Prospectus...............  A-37
    3.24  Board Approval..............................................  A-37
    3.25  Opinion of Financial Advisor................................  A-38
    3.26  Valid Issuance..............................................  A-38
    3.27  Representations Complete....................................  A-38
SECTION FOUR..........................................................  A-38
4.  CONDUCT PRIOR TO THE EFFECTIVE TIME...............................  A-38
    4.1   Conduct of Business of Coulter..............................  A-38
    4.2   Conduct of Business of Corixa...............................  A-40
SECTION FIVE..........................................................  A-41
5.  ADDITIONAL AGREEMENTS.............................................  A-41
    5.1   Commercially Reasonable Efforts and Further Assurances......  A-41
    5.2   Consents; Cooperation.......................................  A-42
    5.3   Access to Information.......................................  A-43]
    5.4   Confidentiality.............................................  A-43
    5.5   Joint Proxy Statement/Prospectus; Registration Statement;
          Other Filings...............................................  A-43
    5.6   Meeting of Coulter Stockholders.............................  A-44
    5.7   No Solicitation.............................................  A-45
    5.8   Meeting of Corixa Stockholders..............................  A-47
    5.9   Public Disclosure...........................................  A-48
    5.10  State Statutes..............................................  A-48
    5.11  Listing of Additional Shares................................  A-49
    5.12  Coulter Affiliate Agreements................................  A-49
    5.13  Indemnification.............................................  A-49

                                                                        PAGE
                                                                        ----
    5.14  Filing of Form S-8..........................................  A-49
    5.15  Employment Matters..........................................  A-50
    5.16  Board of Directors..........................................  A-50
SECTION SIX...........................................................  A-51
6.  CONDITIONS TO THE MERGER..........................................  A-51
    6.1   Conditions to Obligations of Each Party to Effect the
          Merger......................................................  A-51
    6.2   Additional Conditions to Obligations of Coulter.............  A-51
    6.3   Additional Conditions to the Obligations of Corixa and
          Merger Sub..................................................  A-52
SECTION SEVEN.........................................................  A-52
7.  TERMINATION, AMENDMENT AND WAIVER.................................  A-52
    7.1   Termination.................................................  A-52
    7.2   Notice of Termination; Effect of Termination................  A-55
    7.3   Fees and Expenses...........................................  A-55
    7.4   Amendment...................................................  A-57
    7.5   Extension; Waiver...........................................  A-57
SECTION EIGHT.........................................................  A-57
8.  GENERAL PROVISIONS................................................  A-57
    8.1   No Survival of Representations, Warranties, Pre-Closing
          Covenants...................................................  A-57
    8.2   Notices.....................................................  A-58
    8.3   Interpretation..............................................  A-58
    8.4   Counterparts................................................  A-59
    8.5   Entire Agreement; Nonassignability; Parties in Interest.....  A-59
    8.6   Severability................................................  A-59
    8.7   Remedies Cumulative.........................................  A-60
    8.8   Governing Law...............................................  A-60
    8.9   Rules of Construction.......................................  A-60
    8.10  Amendments and Waivers......................................  A-60

                                    EXHIBITS

Exhibit      Form of Certificate of Merger
  A --
Exhibit      Form of Affiliate Agreement
  B --
Exhibit      Form of Employment Agreements
  C --
Exhibit      Form of Promissory Note
  D --

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger (this "Agreement") is made and entered into as of October 15, 2000, by and among CORIXA CORPORATION, a Delaware corporation ("Corixa"), CLEARWATER ACQUISITIONS CORPORATION, a Delaware corporation and a wholly owned subsidiary of Corixa ("Merger Sub"), and COULTER PHARMACEUTICAL, INC., a Delaware corporation ("Coulter").

                                    RECITALS

     A. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law ("Delaware Law"), Corixa, Merger Sub and Coulter intend to enter into a business combination transaction pursuant to which Merger Sub will merge with and into Coulter (the "Merger").

     B. The Board of Directors of Coulter has (i) determined that the Merger is advisable and fair to, and in the best interests of, Coulter and its stockholders and has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (ii) recommended the approval of this Agreement by the stockholders of Coulter.

     C. The Board of Directors of Corixa has (i) determined that the Merger is advisable and fair to, and in the best interests of, Corixa and its stockholders and has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (ii) recommended the approval of the issuance of the shares of Corixa Common Stock (as defined below) in the Merger by the stockholders of Corixa. The Board of Directors of Merger Sub has determined that the Merger is advisable and fair to, and in the best interests of, Merger Sub and its sole stockholder and has approved this Agreement, the Merger and the other transactions contemplated by this Agreement. The sole stockholder of Merger Sub has approved this Agreement.

     D. Coulter, Merger Sub and Corixa each desire to make certain representations and warranties and other agreements in connection with the Merger.

     E. The parties intend, by executing this Agreement (i) to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) to cause the Merger to qualify as a reorganization under the provisions of Section 368 of the Code, and (iii) that the Merger be accounted for as a purchase for financial reporting purposes.

     F. In order to induce Corixa to enter into this Agreement and to consummate the transactions contemplated by this Agreement, concurrently with the execution and delivery of this Agreement, certain holders of voting capital stock of Coulter are entering into voting agreements and proxies with Corixa (the "Coulter Voting Agreements").

     G. In order to induce Coulter to enter into this Agreement and to consummate the transactions contemplated by this Agreement, concurrently with the execution and delivery of this Agreement, certain holders of voting capital stock of Corixa are entering into voting agreements and proxies with Coulter (the "Corixa Voting Agreements").

                                   AGREEMENT

     The parties hereby agree as follows:

                                  SECTION ONE

     1. The Merger.

     1.1 The Merger. At the Effective Time (as defined below) and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger attached hereto as Exhibit A (the "Certificate of Merger") and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into

Coulter, the separate corporate existence of Merger Sub shall cease and Coulter shall continue as the surviving corporation of the Merger. Coulter as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Closing; Effective Time. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place as soon as practicable, and in no event later than three (3) business days, after the satisfaction or waiver of all of the conditions set forth in Section 6 or at such other time as the parties agree (the "Closing Date"). In connection with the Closing, the parties shall cause the Merger to be consummated by filing the Certificate of Merger, together with any required officers' certificates, with the Secretary of State of the State of Delaware (the "Delaware Secretary"), in accordance with the relevant provisions of Delaware Law (the time of such filing being the "Effective Time"). The Closing shall take place at the offices of Orrick, Herrington & Sutcliffe LLP, 701 Fifth Avenue, Suite 6500, Seattle, Washington 98104-7043, or at such other location as the parties agree. If the Delaware Secretary requires any changes in the Certificate of Merger as a condition to filing or issuing a certificate to the effect that the Merger is effective, Corixa, Merger Sub and Coulter will execute any necessary revisions incorporating such changes, provided such changes are not inconsistent with and do not result in any material change in the terms of this Agreement.

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. At the Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  Certificate of Incorporation; Bylaws.

     (a) At the Effective Time, the Certificate of Incorporation of Merger Sub (the "Certificate of Incorporation"), as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation.

     (b) At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

     1.5 Directors and Officers. At the Effective Time, the directors and officers of Coulter shall resign and the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

     1.6 Effect on Capital Stock. By virtue of the Merger and without any action on the part of Corixa, Coulter or Merger Sub or any of their respective stockholders, the following shall occur at the Effective Time:

          (a) Conversion of Merger Sub Common Stock. Each share of Common Stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of Common Stock of the Surviving Corporation (the "Surviving Corporation Common Stock").

          (b) Conversion of Coulter Common Stock. Each share of Common Stock, par value $0.001 per share, of Coulter (the "Coulter Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled pursuant to Section 1.6(c)) shall be automatically converted into 1.003 shares of Common Stock, par value $0.001 per share, of Corixa (the "Corixa Common Stock") (the "Exchange Ratio"). All shares of Coulter Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Coulter Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Corixa

     Common Stock therefor upon the surrender of such certificate in accordance with Section 1.7, without interest.

          (c) Cancellation of Coulter Common Stock Owned by Corixa or
     Coulter. At the Effective Time, all shares of Coulter Common Stock that are owned by Coulter as treasury stock and all shares of Coulter Common Stock owned by Corixa or any direct or indirect wholly owned subsidiary of Corixa or of Coulter immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof.

          (d) Coulter Stock Options.

             (i) All options to purchase Coulter Common Stock issued and outstanding immediately prior to the Effective Time under the Coulter 1995 Equity Incentive Plan (the "1995 Plan") and the Coulter 1996 Equity Incentive Plan (the "1996 Plan," and, together with the 1995 Plan, the "Coulter Stock Option Plans"), and the Coulter Stock Option Plans, shall be assumed by Corixa at the Effective Time (the options being assumed being referred to as the "Assumed Options"), and all commitments to issue shares of Coulter Common Stock described in Section 2.8 of the Coulter Disclosure Schedule (the "BLA Bonus Shares") shall be assumed by Corixa (and shall be converted into commitments to issue a number of shares of Corixa Common Stock equal to the number of shares of Coulter Common Stock covered thereby multiplied by the Exchange Ratio, with cash being paid for any fractional share (with respect to the BLA Bonus Shares) based upon the average of the last reported sales prices of the Corixa Common Stock for the twenty (20) consecutive trading days ending on the trading day immediately preceding the Closing Date) (it being understood that notwithstanding the assumption of the Assumed Options and the commitments to issue the BLA Bonus Shares, Corixa shall not be required to issue more shares pursuant to the exercise of the Assumed Options and the performance of the commitments to issue the BLA Shares than are currently reserved under the Coulter Stock Option Plans, as such reserve shall be adjusted based on the Exchange Ratio).

             (ii) At the Effective Time, the Assumed Options shall, by virtue of the Merger and without any further action at such time on the part of Coulter or the holder thereof, be assumed by Corixa in accordance with this Section 1.6(d). Each such Assumed Option shall continue to have, and be subject to, the same terms and conditions set forth in the respective Coulter Stock Option Plan and any applicable stock option agreement immediately prior to the Effective Time, except that (A) such Assumed Option will be exercisable for that number of whole shares of Corixa Common Stock equal to the product of the number of shares of Coulter Common Stock that were issuable upon exercise of such Assumed Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole number of shares of Corixa Common Stock and (B) the per share exercise price for the shares of Corixa Common Stock issuable upon exercise of such Assumed Option will be equal to the quotient determined by dividing the exercise price per share of Coulter Common Stock at which such Assumed Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

             (iii) It is the intention of the parties that, to the extent practicable, the Assumed Options shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such Assumed Options qualified as incentive stock options immediately prior to the Effective Time. As soon as practicable after the Effective Time, Corixa will issue to each person who, immediately prior to the Effective Time was a holder of an Assumed Option, a written document evidencing the foregoing assumption of such Assumed Option by Corixa pursuant to this Section 1.6(d).

          (e) Employee Stock Purchase Plan. At the Effective Time, in accordance with the terms of the Coulter 1996 Employee Stock Purchase Plan (the "Coulter ESPP" and, together with the Coulter Stock Option Plans, the "Coulter Equity Plans"), all rights to purchase shares of Coulter Common Stock under the Coulter ESPP ("Purchase Rights") shall be converted (in accordance with the
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     Exchange Ratio) into rights to purchase shares of Corixa Common Stock and all such converted Purchase Rights shall be assumed by Corixa and the offering periods in effect under the Coulter ESPP immediately prior to the Effective Time shall be continued substantially in accordance with the terms of the Coulter ESPP until the end of the offering periods in effect as of the Effective Time (it being understood that notwithstanding the assumption of the Coulter ESPP, Corixa shall not be required to issue more shares under the Coulter ESPP than are currently reserved and available for issuance thereunder, as such reserve and available share number shall be adjusted based on the Exchange Ratio).

          (f) Adjustments. The Exchange Ratio shall be adjusted to reflect fully the effect of any forward stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Corixa Common Stock or Coulter Common Stock), reorganization, recapitalization or other like change with respect to Corixa Common Stock or Coulter Common Stock occurring or having a record date after the date of this Agreement and prior to the Effective Time.

          (g) Fractional Shares. No fraction of a share of Corixa Common Stock will be issued, but in lieu thereof each holder of shares of Coulter Common Stock who would otherwise be entitled to a fraction of a share of Corixa Common Stock (after aggregating all fractional shares of Corixa Common Stock to be received by such holder) shall receive from Corixa an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average of the last reported sales prices of the Corixa Common Stock for the twenty (20) consecutive trading days ending on the trading day immediately preceding the Closing Date.

          (h) Unvested Shares. If any shares of Coulter Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with Coulter, then the shares of Corixa Common Stock issued in exchange for such shares of Coulter Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition and the certificates representing such shares of Corixa Common Stock may accordingly be marked with appropriate legends.

     1.7  Surrender of Certificates.

     (a) Exchange Agent. ComputerShare Investor Services, LLC shall act as exchange agent (the "Exchange Agent") in the Merger.

     (b) Corixa to Provide Common Stock and Cash. Promptly after the Effective Time, Corixa shall make available to the Exchange Agent for exchange in accordance with this Section 1, through such reasonable procedures as Corixa may adopt, (i) the shares of Corixa Common Stock issuable pursuant to Section 1.6(b) and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 1.6(g).

     (c) Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") that immediately prior to the Effective Time represented outstanding shares of Coulter Common Stock, the shares of which were converted into shares of Corixa Common Stock (and cash in lieu of fractional shares) pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such customary form and have such other customary provisions as Corixa may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Corixa Common Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Corixa, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Corixa Common Stock and payment in lieu of fractional shares that such holder has the right to receive pursuant to Section 1.6, and

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the Certificate so surrendered shall forthwith be cancelled. Until so surrendered, each Certificate will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of the number of full shares of Corixa Common Stock into which such shares of Coulter Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6.

     (d) No Liability. Notwithstanding anything to the contrary in this Section 1.7, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (e) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Corixa Common Stock with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Corixa Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificate representing whole shares of Corixa Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date on or after the Effective Time, payable (but for the provisions of this Section 1.7(e)) with respect to such shares of Corixa Common Stock.

     (f) Transfers of Ownership. If any certificate for shares of Corixa Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of such issuance that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Corixa or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Corixa Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Corixa or any agent designated by it that such tax has been paid or is not payable.

     1.8 No Further Ownership Rights in Coulter Common Stock. All shares of Corixa Common Stock issued upon the surrender for exchange of shares of Coulter Common Stock in accordance with the terms hereof (including any cash paid in lieu of fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Coulter Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Coulter Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 1.

     1.9 Tax Consequences. It is intended by the parties that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations. Each party hereto and its affiliates agree to treat the Merger as a reorganization within the meaning of Section 368 of the Code. Each party has consulted with its own tax advisors with regard to the tax consequences of the Merger.

     1.10 Accounting Treatment. For accounting purposes, the business combination to be affected by the Merger is intended to be treated as a purchase.

     1.11 Taking of Necessary Action; Further Action. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Coulter, Coulter agrees that the officers and directors of Coulter are fully authorized in the name of Coulter or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

     1.12 Withholding. Corixa shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Coulter Common Stock such amounts as it
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is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable state, local or foreign tax laws. To the extent that amounts are so withheld by Corixa, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holder in respect of which such deduction and withholding was made by the Surviving Corporation.

     1.13 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Corixa Common Stock (and cash in lieu of fractional shares) as may be required pursuant to Section 1.6; provided, however, that Corixa may, in its discretion and as a condition precedent to such issuance, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as Corixa may reasonably direct as indemnity against any claim that may be made against Corixa or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

                                  SECTION TWO

     2. Representations and Warranties of Coulter.

     Except as disclosed with appropriate Section references in a document dated as of the date of this Agreement and delivered by Coulter to Corixa prior to the execution and delivery of this Agreement (the "Coulter Disclosure Schedule"), each of which exceptions shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding Section reference and any other representation or warranty to which the relevance of any such exception is reasonably apparent, and in order to induce Corixa and Merger Sub to enter into and perform this Agreement and the other agreements and certificates that are required to be completed and executed pursuant to this Agreement, Coulter represents and warrants to Corixa and Merger Sub as follows in this Section 2:

     2.1  Organization; Subsidiaries.

     (a) Coulter and each Subsidiary of Coulter (i) is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate or other power and authority and all necessary government approvals to own, lease and operate its assets and property and to carry on its business as now being conducted, and (iii) is duly qualified or licensed as a foreign corporation to do business, and is in good standing (with respect to jurisdictions that recognize such concept), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary.

     (b) A true and complete list of all the Subsidiaries of Coulter is set forth in Exhibit 21 of the Coulter Annual Report on Form 10-K for the fiscal year ended December 31, 1999. Coulter is the owner of all outstanding shares of capital stock of each Subsidiary of Coulter and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each Subsidiary of Coulter are owned by Coulter free and clear of all liens, charges, claims, encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any Subsidiary of Coulter, or otherwise obligating Coulter or any Subsidiary of Coulter to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

     (c) Neither Coulter nor any Subsidiary of Coulter directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity (other than the Subsidiaries of Coulter).

     2.2 Certificate of Incorporation and Bylaws. Coulter has delivered or otherwise made available to Corixa a true and correct copy of the Certificate of Incorporation, Bylaws and other charter documents, as

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applicable, of Coulter and each Subsidiary of Coulter, each as amended to date and as currently in force full and effect. Neither Coulter nor any Subsidiary of Coulter is in violation of any of the provisions of its Certificate of Incorporation, Bylaws or equivalent organizational documents.

     2.3  Capital Structure.

     (a) The authorized capital stock of Coulter consists of (i) Thirty Million (30,000,000) shares of Common Stock, par value $.001 per share, of which there were Eighteen Million Eight Hundred Seventy Thousand One Hundred Seventy (18,870,170) shares issued and outstanding as of the close of business on October 13, 2000, and (ii) Three Million (3,000,000) shares of preferred stock, par value $.001 per share ("Coulter Preferred Stock"), of which there are no shares issued and outstanding. As of the date of this Agreement, there are no other outstanding shares of capital stock or voting securities of Coulter and no outstanding commitments to issue any shares of capital stock or voting securities of Coulter other than pursuant to the exercise of options and Purchase Rights outstanding as of the date hereof under the Coulter Equity Plans.

     (b) All outstanding shares of Coulter Common Stock are duly authorized, validly issued, fully paid and nonassessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or the Bylaws of Coulter or any agreement to which Coulter is a party or by which it is bound. All outstanding shares of Coulter Common Stock were issued in compliance with all applicable federal and state securities laws.

     (c) As of October 13, 2000, Coulter had reserved (i) Three Hundred Thirty Seven Thousand Nine Hundred Sixty (337,960) shares of Coulter Common Stock for issuance to employees and consultants pursuant to the 1995 Plan, (ii) Four Million Eight Hundred Thousand (4,800,000) shares of Coulter Common Stock for issuance to employees and consultants pursuant to the 1996 Plan, and (iii) Three Hundred Fifty Thousand (350,000) shares of Coulter Common Stock for issuance to employees pursuant to the Coulter ESPP and (iv) Two Hundred Thousand (200,000) shares of Coulter Preferred Stock, designated Series A Junior Participating Preferred Stock, for issuance upon exercise of Coulter Rights issued pursuant to the Rights Agreement dated as of July 30, 1997 between Coulter and ChaseMellon Shareholder Services, L.L.C., as rights agent (the "Rights Agreement"). Between October 13, 2000 and the date of this Agreement, Coulter has not issued additional shares or granted additional options under the Coulter Equity Plans except pursuant to the exercise of options outstanding as of October 13, 2000.
Section 2.3 of the Coulter Disclosure Schedule sets forth, as of the date of this Agreement, the number of outstanding options to purchase Coulter Common Stock, the number of shares of restricted Coulter Common Stock granted pursuant to the stock grant program, the maximum number of shares of Coulter Common Stock subject to Purchase Rights under the Coulter ESPP, and all other rights to acquire shares of Coulter Common Stock pursuant to the Coulter Equity Plans and the applicable exercise and/or purchase prices. Section 2.3 of the Coulter Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all holders of outstanding options under each of the Coulter Stock Option Plans, including the number of shares of Coulter Common Stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the Closing Date, Coulter shall deliver to Corixa an updated Section 2.3 of the Coulter Disclosure Schedule that contains information of the type referred to in the preceding sentence that is current as of a date as close to the Closing Date as is reasonably practicable. All outstanding options to purchase Coulter Common Stock have been duly authorized by the Coulter Board of Directors or a committee thereof, are validly issued, and were issued in compliance with all applicable federal and state securities laws.

     (d) Coulter has not taken any action that would result in the accelerated vesting, exercisability or payment of any options to purchase Coulter Common Stock as a consequence of the execution of, or consummation of the transactions contemplated by, this Agreement. The Merger will not accelerate the vesting, exercisability or payment of Assumed Options or the shares of Corixa Common Stock that will be subject to those options upon Corixa's assumption of the Assumed Options in the Merger.

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     (e) Except (i) for the rights created pursuant to this Agreement, (ii) for or with respect to rights granted under the Coulter Equity Plans, (iii) for Coulter's right to repurchase any unvested shares under the Coulter Stock Option Plans, (iv) for rights outstanding under the Rights Agreement, and (v) as set forth in this Section 2.3, as of the date of this Agreement, there are no options, warrants, calls, rights, commitments, agreements or arrangements of any character to which Coulter or any Subsidiary of Coulter is a party or by which Coulter or any Subsidiary of Coulter is bound relating to the issued or unissued capital stock of Coulter or any Subsidiary of Coulter or obligating Coulter or any Subsidiary of Coulter to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of Coulter or any Subsidiary of Coulter or obligating Coulter or any Subsidiary of Coulter to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement.

     (f) As of the date of this Agreement, there are no contracts, commitments or agreements relating to rights of refusal, co-sale rights or registration rights granted by Coulter with respect to any shares of Coulter capital stock.

     (g) As of the date of this Agreement, there are no contracts, commitments or agreements relating to voting of Coulter's capital stock (i) between or among Coulter and any of its stockholders and (ii) to the knowledge of Coulter, between or among any of Coulter's stockholders, except for the stockholders delivering Irrevocable Proxies (as defined below). True and complete copies of all Coulter Stock Option Plans and forms of stock option agreements thereunder have been made available to Corixa and such Coulter Stock Option Plans and agreements have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such Coulter Stock Option Plans and agreements in any case from the form made available to Corixa.

     2.4 Authority and Enforceability. Coulter has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject, in the case of consummation of the Merger, to the adoption of this Agreement by Coulter's stockholders. The execution and delivery of this Agreement and the consummation by Coulter of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Coulter, subject only to the adoption of this Agreement by Coulter's stockholders as contemplated by Section 6.1(a), and the filing of the Certificate of Merger pursuant to Delaware Law. The affirmative vote of the holders of a majority of the shares of Coulter Common Stock outstanding on the record date set for the Coulter Stockholders' Meeting (as defined in Section 2.23), is the only vote of the holders of any of Coulter's capital stock necessary to adopt this Agreement and approve the transactions contemplated hereby. This Agreement has been duly executed and delivered by Coulter and, assuming due authorization, execution and delivery by Corixa, constitutes the valid and binding obligation of Coulter enforceable against Coulter in accordance with its terms, except as enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors' rights or remedies in general as from time to time in effect or (b) the exercise by courts of equity powers.

     2.5  No Conflicts; Required Filings and Consents.

     (a) The execution and delivery of this Agreement by Coulter does not, and the consummation by Coulter of the transactions contemplated hereby will not, conflict with, or result in a violation of, any provision of the Certificate of Incorporation or Bylaws of Coulter or any Subsidiary of Coulter, as amended to date and as currently in full force and effect. The execution and delivery of this Agreement by Coulter does not, and the consummation by Coulter of the transactions contemplated hereby will not, conflict with, or result in a material violation of, or material default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit under, any material mortgage, indenture, lease, contract or other material agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Coulter or any Subsidiary of Coulter or any of their properties or assets. Section 2.5 of the Coulter Disclosure Schedule lists all consents, waivers and approvals under any of Coulter's or any of its Subsidiaries' material agreements, contracts, licenses, leases or other obligations in

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effect as of the date of this Agreement required to be obtained in connection with the consummation of the transactions contemplated hereby.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic ("Governmental Entity"), is required to be obtained or made, at or prior to the Effective Time, by or with respect to Coulter or any Subsidiary of Coulter in connection with the execution and delivery of this Agreement by Coulter or the consummation by Coulter of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.2, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act of 1933, as amended (the "Securities Act"), applicable state securities laws and the securities (or related) laws of any foreign country, including the filing of a Form S-4 (or any similar successor form thereto) Registration Statement (the "Registration Statement") with the Securities and Exchange Commission ("SEC") in accordance with the Securities Act, (iii) such filings as may be required under the rules and regulations of Nasdaq, and (iv) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the antitrust laws of any foreign country.

     2.6  SEC Filings; Coulter Consolidated Financial Statements.

     (a) Coulter has filed all forms, reports and documents required to be filed by it with the SEC since its initial public offering on January 28, 1997, and has previously made available (including via the SEC Edgar system) to Corixa all such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Coulter may file subsequent to the date hereof) are collectively referred to herein as the "Coulter SEC Reports." Coulter has also made available to Corixa complete (i.e. unredacted) copies of each exhibit to the Annual Report on Form 10-K of Coulter for the year ended December 31, 1999 and any quarterly report filed with the SEC thereafter and prior to the date of this Agreement. As of their respective dates, the Coulter SEC Reports (i) were or will be prepared in all material respects in accordance with the requirements of the Securities Act and/or the Exchange Act, as the case may be, and the rules and regulations thereunder, (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (iii) did not at the time they were filed, or will not at the time they are filed, omit any documents required to be filed as exhibits thereto.

     (b) No Subsidiary of Coulter is required to file any form, report or other document with the SEC.

     (c) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Coulter SEC Reports (collectively, the "Coulter Financials") was or will be prepared in accordance with the United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented or will fairly present the consolidated financial position, results of operations and cash flows of Coulter and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein in accordance with GAAP (subject, in the case of unaudited financial statements, to normal and recurring year-end adjustments and the absence of certain footnote disclosures).

     (d) Coulter has previously furnished to Corixa complete and correct copies of all amendments and modifications that have not been filed by Coulter with the SEC to all agreements, documents and other instruments that previously had been filed by Coulter with the SEC and are currently in effect.

     2.7 Absence of Undisclosed Liabilities. Except as disclosed in the Coulter SEC Reports filed prior to the date of this Agreement, neither Coulter nor any Subsidiary had at June 30, 2000 or between that date and the date hereof has incurred, any obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than those (a) set forth or adequately provided for in the Balance Sheet for the period ended June 30, 2000 (the "Coulter Balance Sheet"), (b) not required to be set forth in the Coulter

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Balance Sheet under GAAP, (c) incurred in the ordinary course of business since the date of the Coulter Balance Sheet and consistent with past practice, and (d) incurred in connection with the execution of this Agreement.

     2.8 Absence of Certain Changes. Except as contemplated by this Agreement or as disclosed in the Coulter SEC Reports filed prior to the date of this Agreement, between June 30, 2000 (the "Coulter Balance Sheet Date") and the date of this Agreement, there has not been, occurred or arisen any:

          (a) amendments or changes to the Certificate of Incorporation or Bylaws of Coulter or any Subsidiary of Coulter;

          (b) capital expenditure or commitment by Coulter or any Subsidiary of Coulter in any individual amount exceeding $300,000 or, in the aggregate, exceeding $2,000,000;

          (c) destruction of, damage to, or loss of any assets (including intangible assets), business or customer of Coulter or any Subsidiary of Coulter, except to the extent covered by insurance and except for such as would not, individually or in the aggregate exceed $300,000;

          (d) work stoppage or labor strike (or any pending or reasonably anticipated work stoppage or labor strike) or claim of wrongful discharge or other unlawful labor practice or action;

          (e) change in accounting methods or practices (including any change in depreciation or amortization policies or rates, or any change in policies in making or reversing accruals) by Coulter or any revaluation by Coulter of any of its or any of its Subsidiaries' assets, except as required by GAAP or the rules and regulations promulgated by the SEC;

          (f) declaration, setting aside or payment of a dividend or other distribution in respect to the capital stock of Coulter, or any direct or indirect redemption, purchase or other acquisition by Coulter of any of its capital stock;

          (g) other than changes made in connection with Coulter's annual compensation review, which changes were effective July 1, 2000: (i) increase in the salary or other compensation payable or to become payable by Coulter or any Subsidiary of Coulter to any of its respective officers or directors, (ii) other than in the ordinary course of business or pursuant to written agreements outstanding and made available to Corixa, increase in the salary or other compensation payable or to become payable by Coulter or any Subsidiary of Coulter to any of its respective employees,
     (iii) the declaration, payment or commitment or obligation of any kind for the payment by Coulter or any Subsidiary of Coulter of a bonus or other additional salary or compensation to any such person, except as otherwise contemplated by this Agreement, or, (iv) other than as set forth in Section 2.16, the establishment of any bonus, insurance, deferred compensation, pension, retirement, profit-sharing, stock option (including the granting of stock options, stock appreciation rights or performance awards), stock purchase or other employee benefit plan;

          (h) sale, lease, license or other disposition of any of the material assets or properties of Coulter or any Subsidiary of Coulter;

          (i) termination or amendment of any material contract, agreement or license (including any distribution agreement) to which Coulter or any Subsidiary of Coulter is a party or by which it is bound;

          (j) loan by Coulter or any Subsidiary of Coulter to any person or entity, or guaranty by Coulter or any Subsidiary of Coulter of any loan, in excess of $25,000, except for (i) relocation, travel or similar advances made to employees in connection with their employment duties in the ordinary course of business, consistent with past practices and (ii) trade payables not in excess of $300,000 in the aggregate and in the ordinary course of business, consistent with past practices;

          (k) waiver or release of any right or claim of Coulter or any Subsidiary, of substantial value, other than in the ordinary course of business;

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          (l) notice of any claim of ownership by a third party of Coulter
     Intellectual Property (as defined below) or of infringement by Coulter or any Subsidiary of Coulter Third Party Intellectual Property Rights (as defined below);

          (m) material change in pricing or royalties set or charged by Coulter or any Subsidiary of Coulter to its customers or licensees or in pricing or royalties set or charged by persons who have licensed Intellectual Property to Coulter or any Subsidiary of Coulter;

          (n) event or condition of any character that has had or would reasonably be expected to have a Material Adverse Effect on Coulter or the Surviving Corporation; or

          (o) agreement by Coulter any Subsidiary or any officer or employee of either on behalf of such entity to do any of the things described in the preceding clauses (a) through (n) (other than negotiations with Corixa and its representatives regarding the transactions contemplated by this Agreement).

     2.9 Litigation. Except as disclosed in the Coulter SEC Reports, there is no private or governmental action, suit, proceeding or arbitration (or to the knowledge of Coulter a governmental investigation) pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Coulter, threatened, against Coulter or any Subsidiary of Coulter or any of their respective properties or any of their respective officers or directors (in their capacities as such) which is reasonably likely to result in an injunction or damages payable by Coulter or any Subsidiary of Coulter in excess of $500,000. There is no judgment, decree or order against Coulter or any Subsidiary of Coulter or any of their respective directors or officers (in their capacities as such) that would reasonably be expected to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

     2.10  Permits; Company Products; Regulation.

     (a) Each of Coulter and each Subsidiary of Coulter is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for Coulter or that Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Coulter Authorizations"), and no suspension or cancellation of any Coulter Authorization is pending or, to the knowledge of Coulter, threatened. Neither Coulter nor any Subsidiary of Coulter is in material default or material violation of, (i) any laws applicable to Coulter or any Subsidiary of Coulter or by which any material property or asset of Coulter or any Subsidiary of Coulter is bound or affected, or (ii) any Coulter Authorization.

     (b) Except as disclosed in the Coulter SEC Reports filed prior to the date of this Agreement, since January 1, 1998, Coulter has not received any written notices, citations or decisions by any governmental or regulatory body that any material product developed, produced, manufactured, marketed or distributed at any time by Coulter (the "Products") is defective or fails to meet any applicable standards promulgated by any such governmental or regulatory body. Coulter and each Subsidiary has complied in all material respects with the laws, regulations, policies, procedures and specifications with respect to the development, design, manufacture, labeling, testing and inspection of the Products and the operation of manufacturing facilities promulgated by the Food and Drug Administration (the "FDA"). Since January 1, 1998, there have been no recalls, field notifications or seizures ordered or, to the knowledge of Coulter, threatened by any such governmental or regulatory body with respect to any of the Products. Except as disclosed in the Coulter SEC Reports filed prior to the date of this Agreement, since January 1, 1998, neither Coulter nor any Subsidiary of Coulter has received a warning letter or Section 305 notice from the FDA.

     (c) Coulter has obtained, in all countries where either Coulter or a Subsidiary of Coulter or any corporate partner thereof is marketing the Products, all applicable licenses, registrations, approvals, clearances and authorizations required by local, state or federal agencies (including the FDA) in such countries regulating the safety, effectiveness and market clearance of the Products currently marketed by Coulter or any Subsidiary of Coulter or any corporate partner thereof in such countries. Coulter has made available for examination by Corixa all material information relating to regulation of the Products,

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including material licenses, registrations, approvals, permits, device listings, inspections, recalls and product actions, audits and ongoing clinical studies.

     (d) To the knowledge of Coulter, there have been no adverse events in any clinical trials conducted by or on behalf of Coulter of such a nature that would be required to be reported to any applicable regulatory authority that have not been so reported to such authority.

     2.11  Title to Property.

     (a) Coulter and each Subsidiary has good and marketable title to all of its respective material properties, material interests in properties and material assets, real and personal, reflected in the Coulter Balance Sheet or acquired after the Coulter Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Coulter Balance Sheet Date in the ordinary course of business), or with respect to leased properties and assets, valid leasehold interests in such leased properties and assets, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) liens related to current taxes not yet due and payable,
(ii) such imperfections of title, liens and easements as do not and will not detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise impair business operations involving such properties, and (iii) liens securing debt that is reflected on the Coulter Balance Sheet. The plants, property and equipment of Coulter and its Subsidiaries that are used in the operations of their businesses are in good operating condition and repair. All properties used in the operations of Coulter and its Subsidiaries are reflected in the Coulter Balance Sheet to the extent GAAP require the same to be reflected. Section 2.11(a) of the Coulter Disclosure Schedule sets forth a true, correct and complete list of all real property owned or leased by Coulter and by each Subsidiary of Coulter. Such leases are in good standing and are valid and effective in accordance with their respective terms (except as enforcement thereof may be limited by (X) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors' rights or remedies in general as from time to time in effect or (Y) the exercise by courts of equity powers), and there is not under any such leases any existing material default or material event of default (or event that with notice or lapse of time, or both, would constitute a material default).

     (b) All material equipment owned or leased by Coulter and its Subsidiaries is, taken as a whole, (i) adequate for the conduct of Coulter's business, consistent with its past practice, and (ii) in good operating condition (except for ordinary wear and tear).

     2.12  Intellectual Property.

     (a) Coulter and each of its Subsidiaries owns all right, title and interest in and to, or is licensed to use or otherwise possesses the rights under, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, domain names, service marks, copyrights and any applications for any of the foregoing, net lists, schematics, industrial models, inventions, technology, know-how, trade secrets, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and other intangible proprietary information or material ("Intellectual Property") that are used in the business of Coulter or any Subsidiary of Coulter as currently conducted by Coulter or any Subsidiary of Coulter (the "Coulter Intellectual Property").

     (b) Section 2.12 of the Coulter Disclosure Schedule lists (i) all material patents and patent applications and all material registered and unregistered trademarks, trade names and service marks, and registered copyrights and domain names, included in the Coulter Intellectual Property that are owned or purported to be owned by Coulter or any Subsidiary of Coulter, including the jurisdictions in which each such Coulter Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all material licenses, sublicenses and other agreements as to which Coulter or any Subsidiary of Coulter is a party and pursuant to which any person is authorized to use any material Coulter Intellectual Property, and
(iii) all material licenses, sublicenses and other agreements as to which Coulter or any Subsidiary of Coulter is a party and pursuant to which Coulter or any Subsidiary of Coulter is authorized to use any third-party patents, trademarks or copyrights, including software (third-party patents, trademarks and copyrights, including software, being used by Coulter or any Subsidiary of Coulter being referred to in this Agreement as "Coulter Third-Party Intellectual Property Rights"). Neither Coulter nor any Subsidiary of Coulter nor, to the knowledge of Coulter, any third party is in material violation of any license, sublicense or agreement described in Section 2.12 of the Coulter Disclosure Schedule. The execution and delivery of this Agreement by Coulter and the consummation by Coulter of the transactions contemplated hereby will neither cause Coulter or any Subsidiary of Coulter to be in material violation or material default under any such license, sublicense or agreement, nor entitle any other party to any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement. To the knowledge of Coulter, Coulter is the sole and exclusive owner of, with all right, title and interest in and to (free and clear of any liens), the Coulter Intellectual Property purported to be owned by Coulter, and, subject to any license agreements to which Coulter is a party and pursuant to which Coulter licenses others to use any such Coulter Intellectual Property, has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which such Coulter Intellectual Property is being used.

     (c) To the knowledge of Coulter, there is no unauthorized use, disclosure, infringement or misappropriation of any Coulter Intellectual Property rights, by any third party, including any employee or former employee of Coulter or any Subsidiary of Coulter. Neither Coulter nor any Subsidiary of Coulter has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders or agreements for the sale, license or distribution of any Coulter Intellectual Property or products containing Coulter Intellectual Property arising in the ordinary course of business.

     (d) Except as disclosed in Section 2.5 of the Coulter Disclosure Schedule with respect to third party consents, neither Coulter nor any Subsidiary of Coulter is or will be, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Coulter Intellectual Property.

     (e) All patents, registered trademarks, service marks and copyrights held by Coulter or any Subsidiary of Coulter are valid and subsisting and there is no assertion or claim pending challenging the validity of any Coulter Intellectual Property owned by Coulter or a Subsidiary of Coulter. Coulter is not being sued in any suit, action or proceeding that involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party, nor, to the knowledge of Coulter, is any such suit, action or proceeding being threatened against Coulter or any of its Subsidiaries. Neither the conduct of the business of Coulter and each Subsidiary of Coulter as currently conducted nor the development, manufacture, sale, licensing or use of any of the products of Coulter or any Subsidiary of Coulter as now developed, manufactured, sold, licensed or used infringes on, in any way, any license, trademark, trademark right, trade name, trade name right, valid patent, valid patent right, industrial model, invention, service mark, domain name or copyright of any third party. No third party is challenging the ownership by Coulter or any Subsidiary of Coulter, or the validity or effectiveness of, any of the Coulter Intellectual Property owned by Coulter or a Subsidiary of Coulter. Neither Coulter nor any Subsidiary of Coulter is bringing any action, suit or proceeding for infringement of Coulter Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party. There are no pending or threatened interference, re-examinations, oppositions or nullities involving any patents, patent rights or applications therefor of Coulter or any Subsidiary of Coulter, except such as may have been commenced by Coulter or any Subsidiary of Coulter.

     (f) Each Coulter Participating Developer (as defined below) has signed an intellectual property assignment agreement that legally, fully and effectively transfers to Coulter any and all right, title and interest which the named Coulter Participating Developer may have or acquire in and to the Coulter Intellectual Property. "Coulter Participating Developer" means any employee or consultant of Coulter who contributed and/or is contributing to the creation or development of material Coulter Intellectual Property.

     (g) Coulter has taken all commercially reasonable steps to protect and preserve the confidentiality of all Coulter Intellectual Property not otherwise protected by patents, patent applications or copyright ("Coulter Confidential Information"). Each of Coulter and its Subsidiaries has a policy requiring each employee, consultant and independent contractor to execute proprietary information and confidentiality agreements substantially in Coulter's standard forms.

     2.13  Environmental Matters.

     (a) The following terms shall be defined as follows:

          (i) "Environmental and Safety Laws" shall mean any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders, as each may be amended from time to time, that are intended to ensure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants; or that regulate the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Materials or materials containing Hazardous Materials; or that are intended to ensure the protection, safety and good health of employees, workers or other persons, including the public.

          (ii) "Hazardous Materials" shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including those substances, materials and wastes defined in or regulated under any Environmental and Safety Laws; petroleum and petroleum products, including crude oil and any fractions thereof; natural gas, synthetic gas and any mixtures thereof; radon; and asbestos.

          (iii) "Property" shall mean all real property leased or owned by Coulter or its Subsidiaries either currently or in the past.

          (iv) "Facilities" shall mean all buildings and improvements on the Property of Coulter or its Subsidiaries.

     (b) To the knowledge of Coulter, (i) all Hazardous Materials and wastes used or generated at the Facilities have been disposed of in accordance with all Environmental and Safety Laws; (ii) since January 1, 1998, neither Coulter nor any of its Subsidiaries has received any written notice of any noncompliance of the Facilities or of its past or present operations with Environmental and Safety Laws; (iii) no notices, administrative actions or suits are pending or, to the knowledge of Coulter, threatened relating to Hazardous Materials or a violation of any Environmental and Safety Laws; (iv) to the knowledge of Coulter, neither Coulter nor its Subsidiaries are a potentially responsible party within the meaning of the federal Comprehensive Environmental Response, Compensation and Liability Act, or any state analog statute (including the Comprehensive Environmental Clean-up and Responsibility Act Sections 75-10-701 through 752 MCA); (v) to the knowledge of Coulter, there has not been in the past, and is not now, any contamination, disposal, spilling, dumping, incineration, discharge, storage, treatment or handling of Hazardous Materials on, under or migrating to or from the Facilities or Property (including soils and surface and ground waters that reasonably are expected to give rise to liability under Environmental and Safety Laws); (vi) to the knowledge of Coulter, there have not been in the past, and are not now, any underground treatment or storage tanks, sumps or water, gas or oil wells at, on or under the Property; (vii) there are no polychlorinated biphenyls ("PCBs") deposited, stored, disposed of or located on the Property or Facilities or any equipment on the Property containing PCBs at levels in excess of 50 parts per million; (viii) with the exception of formaldehyde used by Coulter or its Subsidiaries in the conduct of their research, there is no formaldehyde on the Property or in the Facilities, nor any insulating material containing urea formaldehyde in the Facilities; (ix) the Facilities and Coulter's and its Subsidiaries uses and activities therein have at all times been in material compliance with all Environmental and Safety Laws; and (x) neither Coulter nor any of its Subsidiaries is liable for any off-site contamination under any Environmental and Safety Laws.

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     2.14  Taxes.

     (a) For purposes of this Section 2.14 and other provisions of this Agreement relating to Taxes, the following definitions shall apply:

          (i) The term "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, (A) imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal, state and foreign income taxes), payroll and employee withholding taxes, unemployment insurance contributions, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, withholding taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which are required to be paid, withheld or collected, (B) any liability for the payment of amounts referred to in Clause (A) as a result of being a member of any affiliated, consolidated, combined or unitary group, or (C) any liability for amounts referred to in Clause (A) or (B) as a result of any obligations to indemnify another person.

          (ii) The term "Returns" shall mean all reports, estimates, declarations of estimated tax, information statements and returns, including any schedule or attachment thereto and any amendments thereof, required to be filed in connection with any Taxes, including information returns with respect to backup withholding and other payments to third parties.

     (b) All Returns required to be filed by or on behalf of Coulter or any Subsidiary of Coulter have been duly filed on a timely basis (including any extensions of due dates) and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on such Returns or on subsequent assessments with respect thereto, and all payments of estimated Taxes required to be made by or on behalf of Coulter or any Subsidiary of Coulter under Section 6655 of the Code or comparable provisions of state, local or foreign law, have been paid in full on a timely basis, and no other Taxes are payable by Coulter or any Subsidiary of Coulter with respect to items or periods covered by such Returns (whether or not shown on or reportable on such Returns). Coulter and each Subsidiary of Coulter has withheld and paid over all Taxes required to have been withheld and paid over, and complied in all material respects with all information reporting and backup withholding in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party. There are no liens on any of the assets of Coulter or any Subsidiary of Coulter with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that Coulter or that Subsidiary of Coulter is contesting in good faith through appropriate proceedings. Neither Coulter nor any Subsidiary of Coulter has been at any time a member of an affiliated group of corporations filing consolidated, combined or unitary income or franchise tax returns for a period for which the statute of limitations for any Tax potentially applicable as a result of such membership has not expired, other than a group of which Coulter is the parent corporation.

     (c) The amount of Coulter's and any of Coulter's Subsidiaries' liabilities for unpaid Taxes for all periods through the date of the Coulter Financials do not, in the aggregate, exceed the amount of the current liability accruals for Taxes reflected on the Coulter Financials, and the Coulter Financials properly accrue, in accordance with GAAP, all liabilities for Taxes of Coulter and its Subsidiaries payable after the date of the Coulter Financials attributable to transactions and events occurring prior to such date. No liability for Taxes of Coulter or any Subsidiary of Coulter has been incurred (or prior to Closing will be incurred) between such date and the date of this Agreement other than in the ordinary course of business.

     (d) Coulter has furnished or made available to Corixa true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by or on behalf of Coulter or any Subsidiary of Coulter relating to Taxes and (ii) all federal, state and foreign income or franchise tax returns and state sales and use tax Returns for or including Coulter and its Subsidiaries for all periods since January 1, 1998. All material elections with respect to Taxes affecting

Coulter or any Subsidiary of Coulter as of the date hereof that are not reflected in such tax returns are set forth in Section 2.14 of the Coulter Disclosure Schedule.

     (e) No audit of the Returns of or including Coulter and its Subsidiaries by a Governmental Entity or taxing authority is in process, or, to the knowledge of Coulter, threatened (either in writing or verbally, formally or informally). No deficiencies exist or are being asserted (either in writing or verbally, formally or informally) or are expected to be asserted with respect to Taxes of Coulter or any of its Subsidiaries and, since January 1, 1998, Coulter has not received written notice nor does it expect to receive any such notice that it or any of its Subsidiaries has not filed a Return or paid Taxes required to be filed or paid. Neither Coulter nor any Subsidiary of Coulter is a party to any action or proceeding for assessment or collection of Taxes nor has such event been asserted or threatened (either in writing or verbally) against Coulter, any Subsidiary of Coulter or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Coulter or any Subsidiary of Coulter. There are no Tax rulings, requests for rulings or closing agreements relating to Coulter or any Subsidiary of Coulter that would reasonably be expected to affect the liability for Taxes or the amount of taxable income of Coulter or any Subsidiary of Coulter for any period (or portion of a period) after the date hereof. Coulter and each Subsidiary of Coulter has disclosed on its federal and state income and franchise tax returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code or comparable provisions of applicable state tax laws. Any adjustment of Taxes of Coulter or any Subsidiary of Coulter made by the Internal Revenue Service (the "IRS") in any examination that is required to be reported to the appropriate state, local or foreign taxing authorities has been reported, and any additional Taxes due with respect thereto have been paid.

     (f) Coulter and its Subsidiaries are not (nor have they ever been) parties to any tax sharing agreement.

     (g) Coulter is not, nor has it been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Coulter is not a "consenting corporation" under Section 341(f) of the Code. Neither Coulter nor any Subsidiary of Coulter has entered into any compensatory agreements with respect to the performance of services, which payment thereunder would result in a nondeductible expense to Coulter or to such Subsidiary pursuant to Section 280G of the Code or an excise tax to the recipient of such payment pursuant to
Section 4999 of the Code. Neither Coulter nor any Subsidiary of Coulter has agreed to, nor is it required to make, other than by reason of the Merger, any adjustment under Section 481(a) of the Code by reason of a change in accounting method, and Coulter and each Subsidiary of Coulter will not otherwise have any income reportable for a period ending after the Closing Date attributable to a transaction or other event (e.g., an installment sale) occurring prior to the Closing Date with respect to which Coulter or such Subsidiary of Coulter received the economic benefit prior to the Closing Date. Neither Coulter nor any Subsidiary of Coulter is, nor has it been, a "reporting corporation" subject to the information reporting and record maintenance requirements of Section 6038A of the Code and the regulations thereunder. Since January 1, 1998, neither Coulter nor any Subsidiary of Coulter has been a distributing corporation or a controlled corporation in a transaction described in Section 355(a) of the Code.

     (h) All Assumed Options that Coulter has treated as incentive stock options under Section 421 of the Code meet the requirements of Section 422 of the Code.

     2.15  Employee Benefit Plans.

     (a) "Coulter Employee Plans" means all of the following that are in effect or under which there are remaining obligations of Coulter or any Subsidiary of Coulter as of the date of this Agreement with respect to Coulter, each Subsidiary of Coulter and any trade or business (whether or not incorporated) which is treated as a single employer with Coulter (an "ERISA Affiliate") within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), (ii) each loan to a nonofficer employee in excess of $10,000, loans to officers and directors and any stock option, stock
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purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code) or dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iii) all contracts and agreements relating to employment that provide for annual compensation in excess of $100,000 and all severance agreements with any of the directors, officers or employees of Coulter or its Subsidiaries (other than, in each case, any such contract or agreement that is terminable by Coulter or any Subsidiary of Coulter at will or without penalty or other adverse consequence), (iv) all bonus, pension, profit-sharing, savings, deferred compensation or incentive plans, programs or arrangements, (v) other fringe or employee benefit plans, programs or arrangements that apply to senior management of Coulter or any Subsidiary of Coulter and that do not generally apply to all employees, and (vi) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Coulter or any Subsidiary of Coulter of greater than $500,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of Coulter or any Subsidiary of Coulter. Coulter has furnished or made available to Corixa a copy of each of the Coulter Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, that is in writing and has, with respect to each Coulter Employee Plan that is subject to ERISA reporting requirements, provided copies of the Form 5500 reports filed for the last three plan years with respect to which the applicable filing deadline has occurred. With respect to each Coulter Employee Plan that is not in writing, Coulter has provided a summary of such plan's material terms. Each Coulter Employee Plan intended to be qualified under
Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied to the IRS for such a determination letter with respect to which the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination has expired. Coulter has also furnished or made available to Corixa the most recent IRS determination letter issued with respect to each such Coulter Employee Plan, and nothing has occurred since the issuance of each such letter that could reasonably be expected to cause the loss of the tax-qualified status of any Coulter Employee Plan subject to Section 401(a) of the Code.

     (b)(i) None of the Coulter Employee Plans promises or provides retiree medical or other retiree welfare or life insurance benefits to any person except to the extent required by applicable federal or state law; (ii) there has not been any "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Coulter Employee Plan;
(iii) each Coulter Employee Plan has been administered in all material respects in accordance with its terms and in compliance in all material respects with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and Coulter and each Subsidiary of Coulter or ERISA Affiliate have performed in all material respects all obligations required to be performed by them under, and are not in material default under or in material violation of, any of the Coulter Employee Plans; (iv) neither Coulter nor any Subsidiary of Coulter or ERISA Affiliate is subject to any material liability or material penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Coulter Employee Plans; (v) all contributions required to be made by Coulter or any Subsidiary of Coulter or ERISA Affiliate to any Coulter Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Coulter Employee Plan for the current plan years; (vi) with respect to each Coulter Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) or any event described in Section 4062, 4063 or 4041 of ERISA has occurred; (vii) no Coulter Employee Plan is covered by, and neither Coulter nor any Subsidiary of Coulter or ERISA Affiliate has incurred or expects to incur any direct or indirect liability under, arising out of or by operation of, Title IV of ERISA in connection with the termination of, or an employer's withdrawal from, any Coulter Employee Plan or other retirement plan or arrangement, or under Section 412 of the Code; (viii) Coulter and its Subsidiaries have

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not incurred any liability under, and have complied in all respects with, the
Worker Adjustment Retraining Notification Act (the "WARN Act") and, to the knowledge of Coulter, no fact or event exists as of the date of this Agreement that would reasonably be expected to give rise to liability under the WARN Act; and (ix) no compensation paid or payable to any employee of Coulter or any Subsidiary of Coulter has been, or will be, nondeductible by reason of application of Section 162(m) of the Code. With respect to each Coulter Employee Plan subject to ERISA as either an employee pension plan within the meaning of
Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of
Section 3(1) of ERISA, Coulter has prepared in all material respects in good faith and timely filed all requisite governmental reports (which were true and correct as of the date filed) and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Coulter Employee Plan. No suit, administrative proceeding, action or other litigation is being brought or, to the knowledge of Coulter, is threatened against, or with respect to, any such Coulter Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor. Neither Coulter nor any Subsidiary or other ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as defined in Section 3(37) of ERISA.

     (c) With respect to each Coulter Employee Plan, Coulter and each Subsidiary has complied in all material respects with (i) the applicable health-care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the proposed regulations thereunder,
(ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder, and (iii) the applicable notice requirements under the Health Insurance Portability and Accountability Act of 1996 and the temporary regulations thereunder.

     (d) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of Coulter, any Subsidiary of Coulter or any other ERISA Affiliate to severance benefits or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting of any such benefits (except as required under Section 411(d)(3) of the Code), or increase the amount of compensation due any such employee or service provider.

     (e) There has been no amendment to, written interpretation or announcement (whether or not written) by Coulter, any Subsidiary of Coulter or other ERISA Affiliate relating to, or change in participation or coverage under, any Coulter Employee Plan that would increase the expense of maintaining such Coulter Employee Plan above the level of expense incurred with respect to that Coulter Employee Plan for the most recent fiscal year included in the Coulter Financials.

     (f) Neither Coulter nor any of its Subsidiaries has any obligations under COBRA with respect to any former employees or their related qualifying beneficiaries.

     2.16 Employee Matters. Coulter and each of its Subsidiaries are in compliance in all material respects with all currently applicable federal, state, local and foreign laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice. There are no material pending claims against Coulter or any of its Subsidiaries under any workers compensation plan or policy or for long-term disability. There is no pending strike, lockout, work slowdown or work stoppage involving Coulter or any of its Subsidiaries and any of their respective employees. Neither Coulter nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract nor does Coulter or any of its Subsidiaries know of any activities or proceedings of any labor union or other group to organize any such employees.

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     2.17  Material Contracts. Except as otherwise set forth in the Coulter SEC
Reports filed prior to the date of this Agreement, neither Coulter nor any of its Subsidiaries is a party to or is bound by any of the following as of the date of this Agreement:

          (a) any employment or consulting agreement, contract or commitment with any employee or member of the Coulter Board of Directors, other than those that are terminable by Coulter or any of its Subsidiaries on no more than thirty (30) days' notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit Coulter's or any of its Subsidiaries' ability to terminate employees at will;

          (b) any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

          (c) any agreement of indemnification or any guaranty with or for the benefit of any officer or director of Coulter;

          (d) any agreement, contract or commitment that has or could reasonably be expected to have the effect of prohibiting or materially impairing any current or future business practice of Coulter or any Subsidiary of Coulter, any acquisition of property by Coulter or any Subsidiary of Coulter or the overall conduct of business by Coulter or any Subsidiary of Coulter as currently conducted or as proposed to be conducted by Coulter or by any Subsidiary, or under which Coulter or any Subsidiary of Coulter is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market;

          (e) any agreement, contract or commitment providing for the disposition or acquisition (by license or otherwise) by Coulter or any of its Subsidiaries after the date of this Agreement of any assets not in the ordinary course of business or pursuant to which Coulter has any ownership interest in any corporation, partnership, joint venture or other business enterprise other than its Subsidiaries;

          (f) any joint marketing or development agreement under which Coulter or any of its Subsidiaries have continuing obligations to jointly market any product, technology or service and that may not be canceled without material penalty upon ninety (90) days' or less notice, or any agreement pursuant to which Coulter or any of its Subsidiaries have continuing obligations to jointly develop any intellectual property that will not be owned by Coulter or any of its Subsidiaries and that may not be canceled without material penalty upon ninety (90) days' or less notice;

          (g) any agreement, contract or commitment to license any third party to manufacture or reproduce any Coulter or Subsidiary product, service or technology; or

          (h) any other agreement, contract or commitment that would constitute a "material contract" under Item 601 of Regulation S-K.

     Neither Coulter nor any of its Subsidiaries nor, to the knowledge of Coulter any other party to a Coulter Contract (as defined below) is in material breach, violation or default under, and neither Coulter nor any of its Subsidiaries has received notice that it is in material breach, violation or default under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Coulter or any of its Subsidiaries is a party or by which it is bound that are required to be disclosed in the Coulter Disclosure Schedule pursuant to clauses (a) through (h) above or pursuant to
Section 2.12 (any such agreement, contract or commitment, a "Coulter Contract") in such a manner as would permit any other party to cancel or terminate any such Coulter Contract, or would reasonably be expected to entitle any other party to obtain material damages or other material remedies.

     2.18 Interested Party Transactions. Neither Coulter nor any Subsidiary of Coulter is indebted to any director, officer, employee or agent of Coulter or any Subsidiary of Coulter (except for amounts due

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

as normal salaries and bonuses and other employee benefits and in reimbursement of ordinary expenses), and no such person is indebted to Coulter or any Subsidiary of Coulter.

     2.19 Insurance. Coulter and each of its Subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Coulter and its Subsidiaries. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Coulter and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. Coulter has no knowledge of any threatened termination of, or premium increase with respect to, any of such policies.

     2.20 Compliance With Laws. Each of Coulter and its Subsidiaries has complied in all material respects with, is not in material violation of, and, since January 1, 1998, has not received any notices of material violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business or the ownership or operation of its business.

     2.21 Minute Books. The minute books of Coulter and each of its Subsidiaries made available to Corixa contain a complete summary of all meetings of directors and stockholders or actions by written consent since the time of incorporation of Coulter and the respective Subsidiary through the date of this Agreement.

     2.22 Brokers' and Finders' Fees. Other than Deutsche Banc Alex. Brown (the "Coulter Financial Advisor"), Coulter has not incurred, nor will it incur, directly or indirectly, any liability for brokers' or finders' fees, agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby. Coulter has previously furnished to Corixa a complete and correct copy of all agreements between Coulter and the Coulter Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Merger.

     2.23 Statements; Joint Proxy Statements/Prospectus. The information supplied by Coulter for inclusion in the Registration Statement shall not, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Coulter for inclusion in the joint proxy statement/prospectus to be sent to the stockholders of Coulter and Corixa in connection with the meeting of Coulter's stockholders to consider the adoption of this Agreement (the "Coulter Stockholders' Meeting") and the meeting of Corixa's stockholders to consider approval of the issuance of the shares of Corixa Common Stock (the "Corixa Stockholders' Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Joint Proxy Statement/Prospectus") shall not, on the date the Joint Proxy Statement/ Prospectus is first mailed to Coulter's stockholders or Corixa's stockholders, respectively, or at the time of the Coulter Stockholders' Meeting or the Corixa Stockholders' Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Coulter Stockholders' Meeting or the Corixa Stockholders' Meeting, respectively, which has become false or misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to Coulter or any of its affiliates, officers or directors should be discovered by Coulter that is required to be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, Coulter shall promptly so inform Corixa. Notwithstanding the foregoing, Coulter makes no representation or warranty with respect to any information supplied by Corixa that is contained in any of the foregoing documents.

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

     2.24 Board Approval. The Coulter Board of Directors (at a meeting duly called and held) has (a) unanimously determined that the Merger is advisable and in the best interests of the stockholders of Coulter and is on terms that are fair to such stockholders, (b) authorized and approved the execution, delivery and performance of this Agreement by Coulter and unanimously approved this Agreement and the Merger, and (c) unanimously recommended that the stockholders of Coulter adopt this Agreement.

     2.25 Opinion of Financial Advisor. Coulter has received a written or verbal opinion of the Coulter Financial Advisor on or prior to the date of this Agreement, to the effect that, as of the date of such opinion, the Exchange Ratio is fair to the stockholders of Coulter from a financial point of view. Coulter will promptly, after the date of this Agreement, deliver a copy of the written opinion of the Coulter Financial Advisor to Corixa for informational purposes only.

     2.26 Takeover Restrictions Not Applicable. The Coulter Board of Directors has adopted, approved and found advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, and such adoptions, approvals and findings (together with a fully executed amendment to the Rights Agreement, a copy of which has been delivered to Corixa prior to the date of this Agreement) are sufficient to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement the provisions of
Section 203 of Delaware Law, the Rights Agreement, and all related rights issued thereunder. No other "fair price," "moratorium," "control share acquisition" or other form of antitakeover statute or regulation or similar law, or any other provision of Coulter's Certificate of Incorporation or Bylaws, applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated by this Agreement.

     2.27 Representations Complete. None of the representations or warranties made by Coulter herein or in any Schedule hereto, including the Coulter Disclosure Schedule, or certificate furnished by Coulter pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

                                 SECTION THREE

     3. Representations and Warranties of Corixa.

     Except as disclosed with appropriate Section references in a document dated as of the date of this Agreement and delivered by Corixa to Coulter prior to the execution and delivery of this Agreement (the "Corixa Disclosure Schedule"), each of which exceptions shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding Section reference and any other representation or warranty to which the relevance of any such exception is reasonably apparent, and in order to induce Coulter to enter into and perform this Agreement and the other agreements and certificates that are required to be completed and executed pursuant to this Agreement, Corixa and Merger Sub represent and warrant to Coulter as follows in this Section 3:

     3.1  Organization; Subsidiaries.

     (a) Corixa and each Subsidiary of Corixa (i) is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate or other power and authority and all necessary government approvals to own, lease and operate its assets and property and to carry on its business as now being conducted, and (iii) is duly qualified or licensed as a foreign corporation to do business, and is in good standing (with respect to jurisdictions that recognize such concept), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary. Merger Sub is a direct, wholly owned subsidiary of Corixa, was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

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

     (b) A true and complete list of all the Subsidiaries of Corixa is set forth in Exhibit 21 of the Corixa Annual Report on Form 10-K for the fiscal year ended December 31, 1999. Corixa is the owner of all outstanding shares of capital stock of each Subsidiary of Corixa and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each Subsidiary of Corixa are owned by Corixa free and clear of all liens, charges, claims, encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any Subsidiary of Corixa, or otherwise obligating Corixa or any Subsidiary of Corixa to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

     (c) Neither Corixa nor any Subsidiary of Corixa directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity (other than the Subsidiaries of Corixa).

     3.2 Certificate of Incorporation and Bylaws. Corixa has delivered or otherwise made available to Coulter a true and correct copy of the Certificate of Incorporation, Bylaws and other charter documents, as applicable, of Corixa and each Subsidiary of Corixa, each as amended to date and as currently in force full and effect. Neither Corixa nor any Subsidiary of Corixa is in violation of any of the provisions of its Certificate of Incorporation, Bylaws or equivalent organizational documents.

     3.3  Capital Structure.

     (a) The authorized capital stock of Corixa consists of One Hundred Million (100,000,000) shares of Common Stock, par value $0.001 per share, of which there were Twenty One Million Seventy Three Thousand Eight Hundred and Sixteen (21,073,816) shares issued and outstanding as of October 13, 2000, and Ten Million (10,000,000) shares of Preferred Stock, par value $0.001 per share, of which Fifty Thousand (50,000) shares have been designated Series A Preferred Stock and Twelve Thousand Five Hundred (12,500) shares of such Series A Preferred Stock were issued and outstanding as of October 13, 2000. As of the date of this Agreement, there are no other outstanding shares of capital stock or voting securities of Corixa and no outstanding commitments to issue any shares of capital stock or voting securities of Corixa other than pursuant to the exercise of options and purchase rights outstanding as of the date hereof under the Amended and Restated 1994 Stock Option Plan, the 1997 Directors' Stock Option Plan and the Corixa 1997 Employee Stock Purchase Plan (such plans being referred to in this Agreement as the "Corixa Equity Plans").

     (b) All outstanding shares of Corixa Common Stock are duly authorized, validly issued, fully paid and nonassessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or the Bylaws of Corixa or any agreement to which Corixa is a party or by which it is bound. All outstanding shares of Corixa Common Stock were issued in compliance with all applicable federal and state securities laws.

     (c) As of October 13, 2000, Corixa had reserved (i) Six Million One Hundred Seventy Five Thousand Fifty (6,175,050) shares of Corixa Common Stock for issuance to employees, consultants and members of the board of directors pursuant to the Amended and Restated 1994 Stock Option Plan and the 1997 Directors' Stock Option Plan, and (ii) One Hundred Fifty Six Thousand Seven Hundred Thirteen (156,713) shares of Corixa Common Stock for issuance to employees pursuant to the Corixa 1997 Employee Stock Purchase Plan. Between October 13, 2000, and the date of this Agreement, Corixa has not issued additional shares or granted additional options under the Corixa Equity Plans except pursuant to the exercise of options outstanding as of October 13, 2000. All outstanding options to purchase Corixa Common Stock have been duly authorized by the Corixa Board of Directors or a committee thereof, are validly issued, and were issued in compliance with all applicable federal and state securities laws.

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     (d) Except (i) for the rights created pursuant to this Agreement, (ii) for or with respect to rights granted under the Corixa Equity Plans, (iii) for Corixa's right to repurchase any unvested shares under the Corixa Stock Option Plans, and (iv) as set forth in this Section 3.3, as of the date of this Agreement, there are no options, warrants, calls, rights, commitments, agreements or arrangements of any character to which Corixa or any Subsidiary of Corixa is a party or by which Corixa or any Subsidiary of Corixa is bound relating to the issued or unissued capital stock of Corixa or any Subsidiary of Corixa or obligating Corixa or any Subsidiary of Corixa to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of Corixa or any Subsidiary of Corixa or obligating Corixa or any Subsidiary of Corixa to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement.

     3.4 Authority and Enforceability. Corixa and Merger Sub each has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject, in the case of consummation of the Merger, to the approval of this Agreement and the Merger by the sole stockholder of Merger Sub and the approval of the issuance of the shares of Corixa Common Stock in the Merger by Corixa's stockholders. The execution and delivery of this Agreement and the consummation by Corixa and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Corixa and Merger Sub, subject only to the approval of this Agreement and the Merger by the sole stockholder of Merger Sub and the approval of the issuance of the shares of Corixa Common Stock in the Merger by Corixa's stockholders as contemplated by Section 6.1(a), and the filing of the Certificate of Merger pursuant to Delaware Law. The affirmative vote of the holders of a majority of the shares of Corixa Common Stock and Corixa Series A Preferred Stock, voting together as a single class, voting at the Corixa Stockholders' Meeting (as defined in Section 2.23), is the only vote of the holders of any of Corixa's capital stock necessary to approve the issuance of the shares of Corixa Common Stock in the Merger and to approve the transactions contemplated hereby (it being understood that no separate vote of any class of capital stock other than the vote described above is necessary to approve the issuance of the shares of Corixa Common Stock in the Merger or to approve the transactions contemplated hereby). This Agreement has been duly executed and delivered by Corixa and Merger Sub and, assuming due authorization, execution and delivery by Coulter, constitutes the valid and binding obligation of Corixa and Merger Sub enforceable against Corixa and Merger Sub in accordance with its terms, except as enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors' rights or remedies in general as from time to time in effect or (b) the exercise by courts of equity powers.

     3.5  No Conflicts; Required Filings and Consents.

     (a) The execution and delivery of this Agreement by Corixa and Merger Sub does not, and the consummation by Corixa and Merger Sub of the transactions contemplated hereby will not, conflict with, or result in a violation of, any provision of the Certificate of Incorporation or Bylaws of Corixa or any Subsidiary of Corixa, as amended to date and as currently in full force and effect. The execution and delivery of this Agreement by Corixa and Merger Sub does not, and the consummation by Corixa and Merger Sub of the transactions contemplated hereby will not, conflict with, or result in a material violation of, or material default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit under, any material mortgage, indenture, lease, contract or other material agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Corixa or any Subsidiary of Corixa or any of their properties or assets. Section 3.5 of the Corixa Disclosure Schedule lists all consents, waivers and approvals under any of Corixa's or any of its Subsidiaries' material agreements, contracts, licenses, leases or other obligations in effect as of the date of this Agreement required to be obtained in connection with the consummation of the transactions contemplated hereby.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required to be obtained or made, at or prior to the Effective Time, by or with respect to Corixa or any Subsidiary of Corixa in connection with the execution and delivery of this
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

Agreement by Corixa or Merger Sub or the consummation by Corixa or Merger Sub of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.2, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the Exchange Act, the Securities Act, applicable state securities laws and the securities (or related) laws of any foreign country, including the filing of the Registration Statement with the SEC in accordance with the Securities Act, (iii) such filings as may be required under the rules and regulations of Nasdaq, and (iv) such filings as may be required under the HSR Act, and the antitrust laws of any foreign country.

     3.6  SEC Filings; Corixa Consolidated Financial Statements.

     (a) Corixa has filed all forms, reports and documents required to be filed by it with the SEC since October 2, 1997, and has previously made available (including via the SEC Edgar system) to Coulter all such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Corixa may file subsequent to the date hereof) are collectively referred to herein as the "Corixa SEC Reports." Corixa has also made available to Coulter complete (i.e. unredacted) copies of each exhibit to the Annual Report on Form 10-K of Corixa for the year ended December 31, 1999 and any quarterly report filed with the SEC thereafter and prior to the date of this Agreement. As of their respective dates, the Corixa SEC Reports (i) were or will be prepared in all material respects in accordance with the requirements of the Securities Act and/or the Exchange Act, as the case may be, and the rules and regulations thereunder, (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (iii) did not at the time they were filed, or will not at the time they are filed, omit any documents required to be filed as exhibits thereto.

     (b) No Subsidiary of Corixa is required to file any form, report or other document with the SEC.

     (c) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Corixa SEC Reports (collectively, the "Corixa Financials") was or will be prepared in accordance with the United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented or will fairly present the consolidated financial position, results of operations and cash flows of Corixa and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein in accordance with GAAP (subject, in the case of unaudited financial statements, to normal and recurring year-end adjustments and the absence of certain footnote disclosures).

     (d) Corixa has previously furnished to Coulter complete and correct copies of all amendments and modifications that have not been filed by Corixa with the SEC to all agreements, documents and other instruments that previously had been filed by Corixa with the SEC and are currently in effect.

     3.7 Absence of Undisclosed Liabilities. Except as disclosed in the Corixa SEC Reports filed prior to the date of this Agreement, neither Corixa nor any Subsidiary had at June 30, 2000 or between that date and the date hereof has incurred, any obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than those (a) set forth or adequately provided for in the Balance Sheet for the period ended June 30, 2000 (the "Corixa Balance Sheet"), (b) not required to be set forth in the Corixa Balance Sheet under GAAP, (c) incurred in the ordinary course of business since the date of the Corixa Balance Sheet and consistent with past practice, and (d) incurred in connection with the execution of this Agreement.

     3.8 Absence of Certain Changes. Except as contemplated by this Agreement or as disclosed in the Corixa SEC Reports filed prior to the date of this Agreement, between June 30, 2000 ( the "Corixa Balance Sheet Date") and the date of this Agreement, there has not been, occurred or arisen any:

          (a) amendments or changes to the Certificate of Incorporation or Bylaws of Corixa or any Subsidiary of Corixa;

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          (b) destruction of, damage to, or loss of any assets (including intangible assets), business or customer of Corixa or any Subsidiary of Corixa, except to the extent covered by insurance and except for such as would not, individually or in the aggregate exceed $300,000;

          (c) work stoppage or labor strike (or any pending or reasonably anticipated work stoppage or labor strike) or claim of wrongful discharge or other unlawful labor practice or action;

          (d) change in accounting methods or practices (including any change in depreciation or amortization policies or rates, or any change in policies in making or reversing accruals) by Corixa or any revaluation by Corixa of any of its or any of its Subsidiaries' assets, except as required by GAAP or the rules and regulations promulgated by the SEC;

          (e) declaration, setting aside or payment of a dividend or other distribution in respect to the capital stock of Corixa, or any direct or indirect redemption, purchase or other acquisition by Corixa of any of its capital stock;

          (f) sale, lease, license or other disposition of any of the material assets or properties of Corixa or any Subsidiary of Corixa;

          (g) other than in the ordinary course of business, termination or amendment of any material contract, agreement or license (including any distribution agreement) to which Corixa or any Subsidiary of Corixa is a party or by which it is bound;

          (h) waiver or release of any right or claim of Corixa or any Subsidiary, of substantial value, other than in the ordinary course of business;

          (i) material change in pricing or royalties set or charged by Corixa or any Subsidiary of Corixa to its customers or licensees or in pricing or royalties set or charged by persons who have licensed Intellectual Property to Corixa or any Subsidiary of Corixa;

          (j) event or condition of any character that has had or would reasonably be expected to have a Material Adverse Effect on Corixa; or

          (k) agreement by Corixa any Subsidiary or any officer or employee of either on behalf of such entity to do any of the things described in the preceding clauses (a)through (j) (other than negotiations with Coulter and its representatives regarding the transactions contemplated by this Agreement).

     3.9 Litigation. Except as disclosed in the Corixa SEC Reports, there is no private or governmental action, suit, proceeding or arbitration (or to the knowledge of Corixa a governmental investigation) pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Corixa, threatened, against Corixa or any Subsidiary of Corixa or any of their respective properties or any of their respective officers or directors (in their capacities as such) which is reasonably likely to result in an injunction or damages payable by Corixa or any Subsidiary of Corixa in excess of $500,000. There is no judgment, decree or order against Corixa or any Subsidiary of Corixa or any of their respective directors or officers (in their capacities as such) that would reasonably be expected to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

     3.10  Permits; Company Products; Regulation.

     (a) Each of Corixa and each Subsidiary of Corixa is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for Corixa or that Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Corixa Authorizations"), and no suspension or cancellation of any Corixa Authorization is pending or, to the knowledge of Corixa, threatened. Neither Corixa nor any Subsidiary of Corixa is in material default or material violation of, (i) any laws applicable to Corixa or any Subsidiary of Corixa or by which any material property or asset of Corixa or any Subsidiary of Corixa is bound or affected, or
(ii) any Corixa Authorization.

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     (b) Except as disclosed in the Corixa SEC Reports filed prior to the date of this Agreement, since January 1, 1998, Corixa has not received any written notices, citations or decisions by any governmental or regulatory body that any material product developed, produced, manufactured, marketed or distributed at any time by Corixa (the "Corixa Products") is defective or fails to meet any applicable standards promulgated by any such governmental or regulatory body. Corixa and each Subsidiary has complied in all material respects with the laws, regulations, policies, procedures and specifications with respect to the development, design, manufacture, labeling, testing and inspection of the Corixa Products and the operation of manufacturing facilities promulgated by the FDA. Since January 1, 1998, there have been no recalls, field notifications or seizures ordered or, to the knowledge of Corixa, threatened by any such governmental or regulatory body with respect to any of the Corixa Products. Except as disclosed in the Corixa SEC Reports filed prior to the date of this Agreement, since January 1, 1998, neither Corixa nor any Subsidiary of Corixa has received a warning letter or Section 305 notice from the FDA.

     (c) Corixa has obtained, in all countries where either Corixa or a Subsidiary of Corixa or any corporate partner thereof is marketing the Corixa Products, all applicable licenses, registrations, approvals, clearances and authorizations required by local, state or federal agencies (including the FDA) in such countries regulating the safety, effectiveness and market clearance of the Corixa Products currently marketed by Corixa or any Subsidiary of Corixa or any corporate partner thereof in such countries. Corixa has made available for examination by Coulter all material information relating to regulation of the Corixa Products, including material licenses, registrations, approvals, permits, device listings, inspections, recalls and product actions, audits and ongoing clinical studies.

     (d) To the knowledge of Corixa, there have been no adverse events in any clinical trials conducted by or on behalf of Corixa of such a nature that would be required to be reported to any applicable regulatory authority that have not been so reported to such authority.

     3.11  Title to Property.

     (a) Corixa and each Subsidiary has good and marketable title to all of its respective material properties, material interests in properties and material assets, real and personal, reflected in the Corixa Balance Sheet or acquired after the Corixa Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Corixa Balance Sheet Date in the ordinary course of business), or with respect to leased properties and assets, valid leasehold interests in such leased properties and assets, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) liens related to current taxes not yet due and payable,
(ii) such imperfections of title, liens and easements as do not and will not detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise impair business operations involving such properties, and (iii) liens securing debt that is reflected on the Corixa Balance Sheet. The plants, property and equipment of Corixa and its Subsidiaries that are used in the operations of their businesses are in good operating condition and repair. All properties used in the operations of Corixa and its Subsidiaries are reflected in the Corixa Balance Sheet to the extent GAAP require the same to be reflected. The leases with respect to all material real property leased by Corixa and by each Subsidiary of Corixa are in good standing and are valid and effective in accordance with their respective terms (except as enforcement thereof may be limited by (X) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors' rights or remedies in general as from time to time in effect or (Y) the exercise by courts of equity powers), and there is not under any such leases any existing material default or material event of default (or event that with notice or lapse of time, or both, would constitute a material default).

     (b) All material equipment owned or leased by Corixa and its Subsidiaries is, taken as a whole, (i) adequate for the conduct of Corixa's business, consistent with its past practice, and (ii) in good operating condition (except for ordinary wear and tear).

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     3.12  Intellectual Property.

     (a) Corixa and each of its Subsidiaries owns all right, title and interest in and to, or is licensed to use or otherwise possesses the rights under, all Intellectual Property that is used in the business of Corixa or any Subsidiary of Corixa as currently conducted by Corixa or any Subsidiary of Corixa (the "Corixa Intellectual Property").

     (b) Section 3.12 of the Corixa Disclosure Schedule lists (i) all material patents and patent applications and all material registered and unregistered trademarks, trade names and service marks, and registered copyrights and domain names, included in the Corixa Intellectual Property that are owned or purported to be owned by Corixa or any Subsidiary of Corixa, including the jurisdictions in which each such Corixa Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all material licenses, sublicenses and other agreements as to which Corixa or any Subsidiary of Corixa is a party and pursuant to which any person is authorized to use any material Corixa Intellectual Property, and (iii) all material licenses, sublicenses and other agreements as to which Corixa or any Subsidiary of Corixa is a party and pursuant to which Corixa or any Subsidiary of Corixa is authorized to use any third-party patents, trademarks or copyrights, including software (third-party patents, trademarks and copyrights, including software, being used by Corixa or any Subsidiary of Corixa being referred to in this Agreement as "Corixa Third-Party Intellectual Property Rights"). Neither Corixa nor any Subsidiary of Corixa nor, to the knowledge of Corixa, any third party is in material violation of any license, sublicense or agreement described in Section 3.12 of the Corixa Disclosure Schedule. The execution and delivery of this Agreement by Corixa and the consummation by Corixa of the transactions contemplated hereby will neither cause Corixa or any Subsidiary of Corixa to be in material violation or material default under any such license, sublicense or agreement, nor entitle any other party to any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement. To the knowledge of Corixa, Corixa is the sole and exclusive owner of, with all right, title and interest in and to (free and clear of any liens), the Corixa Intellectual Property purported to be owned by Corixa, and, subject to any license agreements to which Corixa is a party and pursuant to which Corixa licenses others to use any such Corixa Intellectual Property, has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which such Corixa Intellectual Property is being used.

     (c) To the knowledge of Corixa, there is no unauthorized use, disclosure, infringement or misappropriation of any Corixa Intellectual Property rights, including any employee or former employee of Corixa or any Subsidiary of Corixa. Neither Corixa nor any Subsidiary of Corixa has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders or agreements for the sale, license or distribution of any Corixa Intellectual Property or products containing Corixa Intellectual Property arising in the ordinary course of business.

     (d) Except as disclosed in Section 3.5 of the Corixa Disclosure Schedule with respect to third party consents, neither Corixa nor any Subsidiary of Corixa is or will be, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Corixa Intellectual Property.

     (e) All patents, registered trademarks, service marks and copyrights held by Corixa or any Subsidiary of Corixa are valid and subsisting and there is no assertion or claim pending challenging the validity of any Corixa Intellectual Property owned by Corixa or a Subsidiary of Corixa. Corixa has is not being sued in any suit, action or proceeding that involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party, nor, to the knowledge of Corixa, is any such suit, action or proceeding being threatened against Corixa or any of its Subsidiaries. Neither the conduct of the business of Corixa and each Subsidiary of Corixa as currently conducted nor the development, manufacture, sale, licensing or use of any of the products of Corixa or any Subsidiary of Corixa as now developed, manufactured, sold, licensed or used infringes on, in any way, any

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license, trademark, trademark right, trade name, trade name right, valid patent, valid patent right, industrial model, invention, service mark, domain name or copyright of any third party. No third party is challenging the ownership by Corixa or any Subsidiary of Corixa, or the validity or effectiveness of, any of the Corixa Intellectual Property owned by Corixa or a Subsidiary of Corixa. Neither Corixa nor any Subsidiary of Corixa is bringing any action, suit or proceeding for infringement of Corixa Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party. There are no pending or threatened interference, re-examinations, oppositions or nullities involving any patents, patent rights or applications therefor of Corixa or any Subsidiary of Corixa, except such as may have been commenced by Corixa or any Subsidiary of Corixa.

     (f) Each Corixa Participating Developer (as defined below) has signed an intellectual property assignment agreement that legally, fully and effectively transfers to Corixa any and all right, title and interest which the named Corixa Participating Developer may have or acquire in and to the Corixa Intellectual Property. "Corixa Participating Developer" means any employee or consultant who contributed and/or is contributing to the creation or development of material Corixa Intellectual Property.

     (g) Corixa has taken all commercially reasonable steps to protect and preserve the confidentiality of all Corixa Intellectual Property not otherwise protected by patents, patent applications or copyright ("Corixa Confidential Information"). Each of Corixa and its Subsidiaries has a policy requiring each employee, consultant and independent contractor to execute proprietary information and confidentiality agreements substantially in Corixa's standard forms.

     3.13  Environmental Matters.

     (a) The following terms shall be defined as follows:

          (i) "Property" shall mean all real property leased or owned by Corixa or its Subsidiaries either currently or in the past.

          (ii) "Facilities" shall mean all buildings and improvements on the Property of Corixa or its Subsidiaries.

     (b) To the knowledge of Corixa, (i) all Hazardous Materials and wastes used or generated at the Facilities have been disposed of in accordance with all Environmental and Safety Laws; (ii) since January 1, 1998, neither Corixa nor any of its Subsidiaries has received any written notice of any noncompliance of the Facilities or of its past or present operations with Environmental and Safety Laws; (iii) no notices, administrative actions or suits are pending or, to the knowledge of Corixa, threatened relating to Hazardous Materials or a violation of any Environmental and Safety Laws; (iv) to the knowledge of Corixa, neither Corixa nor its Subsidiaries are a potentially responsible party within the meaning of the federal Comprehensive Environmental Response, Compensation and Liability Act, or any state analog statute (including the Comprehensive Environmental Clean-up and Responsibility Act Sections 75-10-701 through 752
MCA); (v) to the knowledge of Corixa, there has not been in the past, and is not now, any contamination, disposal, spilling, dumping, incineration, discharge, storage, treatment or handling of Hazardous Materials on, under or migrating to or from the Facilities or Property (including soils and surface and ground waters that reasonably are expected to give rise to liability under Environmental and Safety Laws); (vi) to the knowledge of Corixa, there have not been in the past, and are not now, any underground treatment or storage tanks, sumps or water, gas or oil wells at, on or under the Property; (vii) there are no PCBs deposited, stored, disposed of or located on the Property or Facilities or any equipment on the Property containing PCBs at levels in excess of 50 parts per million; (viii) with the exception of formaldehyde used by Corixa or its Subsidiaries in the conduct of their research, there is no formaldehyde on the Property or in the Facilities, nor any insulating material containing urea formaldehyde in the Facilities; (ix) the Facilities and Corixa's and its Subsidiaries uses and activities therein have at all times been in material compliance with all Environmental and Safety Laws; and (x) neither Corixa nor any of its Subsidiaries is liable for any off-site contamination under any Environmental and Safety Laws.

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     3.14  Taxes.

     (a) All Returns required to be filed by or on behalf of Corixa or any Subsidiary of Corixa have been duly filed on a timely basis (including any extensions of due dates) and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on such Returns or on subsequent assessments with respect thereto, and all payments of estimated Taxes required to be made by or on behalf of Corixa or any Subsidiary of Corixa under
Section 6655 of the Code or comparable provisions of state, local or foreign law, have been paid in full on a timely basis, and no other Taxes are payable by Corixa or any Subsidiary of Corixa with respect to items or periods covered by such Returns (whether or not shown on or reportable on such Returns). Corixa and each Subsidiary of Corixa has withheld and paid over all Taxes required to have been withheld and paid over, and complied in all material respects with all information reporting and backup withholding in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party. There are no liens on any of the assets of Corixa or any Subsidiary of Corixa with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that Corixa or that Subsidiary of Corixa is contesting in good faith through appropriate proceedings. Neither Corixa nor any Subsidiary of Corixa has been at any time a member of an affiliated group of corporations filing consolidated, combined or unitary income or franchise tax returns for a period for which the statute of limitations for any Tax potentially applicable as a result of such membership has not expired, other than a group of which Corixa is the parent corporation.

     (b) The amount of Corixa's and any of Corixa's Subsidiaries' liabilities for unpaid Taxes for all periods through the date of the Corixa Financials do not, in the aggregate, exceed the amount of the current liability accruals for Taxes reflected on the Corixa Financials, and the Corixa Financials properly accrue, in accordance with GAAP, all liabilities for Taxes of Corixa and its Subsidiaries payable after the date of the Corixa Financials attributable to transactions and events occurring prior to such date. No liability for Taxes of Corixa or any Subsidiary of Corixa has been incurred (or prior to Closing will be incurred) between such date and the date of this Agreement other than in the ordinary course of business.

     (c) No audit of the Returns of or including Corixa and its Subsidiaries by a Governmental Entity or taxing authority is in process, or, to the knowledge of Corixa, threatened (either in writing or verbally, formally or informally). No deficiencies exist or are being asserted (either in writing or verbally, formally or informally) or are expected to be asserted with respect to Taxes of Corixa or any of its Subsidiaries, and, since January 1, 1998, Corixa has not received written notice nor does it expect to receive any such notice that it or any of its Subsidiaries has not filed a Return or paid Taxes required to be filed or paid. Neither Corixa nor any Subsidiary of Corixa is a party to any action or proceeding for assessment or collection of Taxes nor has such event been asserted or threatened (either in writing or verbally) against Corixa, any Subsidiary of Corixa or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Corixa or any Subsidiary of Corixa. There are no Tax rulings, requests for rulings or closing agreements relating to Corixa or any Subsidiary of Corixa that would reasonably be expected to affect the liability for Taxes or the amount of taxable income of Corixa or any Subsidiary of Corixa for any period (or portion of a period) after the date hereof. Corixa and each Subsidiary of Corixa has disclosed on its federal and state income and franchise tax returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code or comparable provisions of applicable state tax laws. Any adjustment of Taxes of Corixa or any Subsidiary of Corixa made by the Internal Revenue Service (the "IRS") in any examination that is required to be reported to the appropriate state, local or foreign taxing authorities has been reported, and any additional Taxes due with respect thereto have been paid.

     3.15  Employee Benefit Plans.

     (a) "Corixa Employee Plans" means all of the following that are in effect or under which there are remaining obligations of Corixa or any Subsidiary of Corixa as of the date of this Agreement with respect to Corixa, each Subsidiary of Corixa and any trade or business (whether or not incorporated) which is treated as a single employer with Corixa (an "ERISA Affiliate") within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all employee benefit plans (as defined in Section 3(3) of the Employee

Retirement Income Security Act of 1974, as amended ("ERISA")), (ii) each loan to a nonofficer employee in excess of $10,000, loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code) or dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iii) all contracts and agreements relating to employment that provide for annual compensation in excess of $100,000 and all severance agreements with any of the directors, officers or employees of Corixa or its Subsidiaries (other than, in each case, any such contract or agreement that is terminable by Corixa or any Subsidiary of Corixa at will or without penalty or other adverse consequence), (iv) all bonus, pension, profit-sharing, savings, deferred compensation or incentive plans, programs or arrangements, (v) other fringe or employee benefit plans, programs or arrangements that apply to senior management of Corixa or any Subsidiary of Corixa and that do not generally apply to all employees, and (vi) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Corixa or any Subsidiary of Corixa of greater than $500,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of Corixa or any Subsidiary of Corixa. Each Corixa Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied to the IRS for such a determination letter with respect to which the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination has expired.

     (b) Each Corixa Employee Plan has been administered in all material respects in accordance with its terms and in compliance in all material respects with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and Corixa and each Subsidiary of Corixa or ERISA Affiliate have performed in all material respects all obligations required to be performed by them under, are not in material default under or in material violation of, any of the Corixa Employee Plans. Neither Corixa nor any Subsidiary of Corixa or ERISA Affiliate is subject to any material liability or material penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Corixa Employee Plans. All contributions required to be made by Corixa or any Subsidiary of Corixa or ERISA Affiliate to any Corixa Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Corixa Employee Plan for the current plan years. With respect to each Corixa Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) or any event described in
Section 4062, 4063 or 4041 of ERISA has occurred. No Corixa Employee Plan is covered by, and neither Corixa nor any Subsidiary of Corixa or ERISA Affiliate has incurred or expects to incur any direct or indirect liability under, arising out of or by operation of, Title IV of ERISA in connection with the termination of, or an employee's withdrawal from, any Corixa Employee Plan or other retirement plan or arrangement, or under Section 412 of the Code. With respect to each Corixa Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Corixa has prepared in all material respects in good faith and timely filed all requisite governmental reports (which were true and correct as of the date filed) and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Corixa Employee Plan. No suit, administrative proceeding, action or other litigation is being brought or, to the knowledge of Corixa, is threatened against, or with respect to, any such Corixa Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor. Neither Corixa nor any Subsidiary or other ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as defined in Section 3(37) of ERISA.

     (c) With respect to each Corixa Employee Plan, Corixa and each Subsidiary has complied in all material respects with (i) the applicable health-care continuation and notice provisions of the COBRA
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and the proposed regulations thereunder, (ii) the applicable requirements of the
Family and Medical Leave Act of 1993 and the regulations thereunder, and (iii) the applicable notice requirements under the Health Insurance Portability and Accountability Act of 1996 and the temporary regulations thereunder.

     3.16 Employee Matters. Corixa and each of its Subsidiaries are in compliance in all material respects with all currently applicable federal, state, local and foreign laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice. There are no material pending claims against Corixa or any of its Subsidiaries under any workers compensation plan or policy or for long-term disability. There is no pending strike, lockout, work slowdown or work stoppage involving Corixa or any of its Subsidiaries and any of their respective employees. Neither Corixa nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract nor does Corixa or any of its Subsidiaries know of any activities or proceedings of any labor union or other group to organize any such employees.

     3.17 Material Contracts. Except as otherwise set forth in the Corixa SEC Reports filed prior to the date of this Agreement, neither Corixa nor any of its Subsidiaries is a party to or is bound by any of the following as of the date of this Agreement:

          (a) any agreement, contract or commitment that has or could reasonably be expected to have the effect of prohibiting or materially impairing any current or future business practice of Corixa or any Subsidiary of Corixa, any acquisition of property by Corixa or any Subsidiary of Corixa or the overall conduct of business by Corixa or any Subsidiary of Corixa as currently conducted or as proposed to be conducted by Corixa or by any Subsidiary, or under which Corixa or any Subsidiary of Corixa is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market;

          (b) any agreement, contract or commitment providing for the disposition or acquisition (by license or otherwise) by Corixa or any of its Subsidiaries after the date of this Agreement of any assets not in the ordinary course of business or pursuant to which Corixa has any ownership interest in any corporation, partnership, joint venture or other business enterprise other than its Subsidiaries;

          (c) any joint marketing or development agreement under which Corixa or any of its Subsidiaries have continuing obligations to jointly market any product, technology or service and that may not be canceled without material penalty upon ninety (90) days' or less notice, or any agreement pursuant to which Corixa or any of its Subsidiaries have continuing obligations to jointly develop any intellectual property that will not be owned by Corixa or any of its Subsidiaries and that may not be canceled without material penalty upon ninety (90) days' or less notice;

          (d) any agreement, contract or commitment to license any third party to manufacture or reproduce any Corixa or Subsidiary product, service or technology; or

          (e) any other agreement, contract or commitment that would constitute a "material contract" under Item 601 of Regulation S-K.

     Neither Corixa nor any of its Subsidiaries nor, to the knowledge of Corixa any other party to a Corixa Contract (as defined below) is in material breach, violation or default under, and neither Corixa nor any of its Subsidiaries has received notice that it is in material breach, violation or default under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Corixa or any of its Subsidiaries is a party or by which it is bound that are required to be disclosed in the Corixa Disclosure Schedule pursuant to clauses (a) through (h) above or pursuant to Section 3.12 (any such agreement, contract or commitment, a "Corixa Contract") in such a manner as would permit any other party to cancel or terminate any such Corixa Contract, or would reasonably be expected to entitle any other party to obtain material damages or other material remedies.

     3.18 Interested Party Transactions. Neither Corixa nor any Subsidiary of Corixa is indebted to any director, officer, employee or agent of Corixa or any Subsidiary of Corixa (except for amounts due as

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normal salaries and bonuses and other employee benefits and in reimbursement of ordinary expenses), and no such person is indebted to Corixa or any Subsidiary of Corixa.

     3.19 Insurance. Corixa and each of its Subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Corixa and its Subsidiaries. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Corixa and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. Corixa has no knowledge of any threatened termination of, or premium increase with respect to, any of such policies.

     3.20 Compliance With Laws. Each of Corixa and its Subsidiaries has complied in all material respects with, is not in material violation of, and, since January 1, 1998, has not received any notices of material violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business or the ownership or operation of its business.

     3.21 Minute Books. The minute books of Corixa and each of its Subsidiaries made available to Coulter contain a complete summary of all meetings of directors and stockholders or actions by written consent since the time of incorporation of Corixa and the respective Subsidiary through the date of this Agreement.

     3.22 Brokers' and Finders' Fees. Other than Pacific Growth Equities, Inc. (the "Corixa Financial Advisor"), Corixa has not incurred, nor will it incur, directly or indirectly, any liability for brokers' or finders' fees, agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     3.23 Statements; Joint Proxy Statements/Prospectus. The information supplied by Corixa for inclusion in the Registration Statement shall not, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Corixa for inclusion in the Joint Proxy Statement/Prospectus shall not, on the date the Joint Proxy Statement/Prospectus is first mailed to Corixa's stockholders or Coulter's stockholders, respectively, or at the time of the Corixa Stockholders' Meeting or the Coulter Stockholders' Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Corixa Stockholders' Meeting or the Coulter Stockholders' Meeting, respectively, which has become false or misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to Corixa or any of its affiliates, officers or directors should be discovered by Corixa that is required to be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, Corixa shall promptly so inform Coulter. Notwithstanding the foregoing, Corixa makes no representation or warranty with respect to any information supplied by Coulter that is contained in any of the foregoing documents.

     3.24 Board Approval. The Corixa Board of Directors (at a meeting duly called and held) has (a) unanimously determined that the Merger is advisable and in the best interests of the stockholders of Corixa and is on terms that are fair to such stockholders, (b) authorized and approved the execution, delivery and performance of this Agreement by Corixa and unanimously approved this Agreement and the Merger, and (c) unanimously recommended that the stockholders of Corixa approve the issuance of the shares of Corixa Common Stock in the Merger.

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     3.25  Opinion of Financial Advisor. Corixa has received a written or verbal opinion of the Corixa Financial Advisor on or prior to the date of this Agreement, to the effect that, as of the date of such opinion, the Exchange
Ratio is fair to Corixa from a financial point of view. Corixa will promptly, after the date of this Agreement, deliver a copy of the written opinion of the Corixa Financial Advisor to Coulter for informational purposes only.

     3.26 Valid Issuance. The Corixa Common Stock to be issued in the Merger, when issued in accordance with the provisions of this Agreement, (a) will be validly issued, fully paid and nonassessable and (b) will not be subject to any restrictions on resale under the Securities Act other than restrictions imposed by Rule 145 promulgated under the Securities Act or as provided in the Voting Agreements (as defined below).

     3.27 Representations Complete. None of the representations or warranties made by Corixa herein or in any Schedule hereto, including the Corixa Disclosure Schedule, or certificate furnished by Corixa pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

                                  SECTION FOUR

     4. Conduct Prior to the Effective Time.

     4.1 Conduct of Business of Coulter. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Coulter and each of its Subsidiaries shall, except as contemplated or permitted by the terms of this Agreement, except as provided in Section 4.1 of the Coulter Disclosure Schedule and except to the extent that Corixa shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and Taxes when due, subject to good-faith disputes over such debts or Taxes, pay or perform other obligations when due, subject to good-faith disputes over such obligations, and use its commercially reasonable efforts consistent with past practices and policies to (a) preserve intact its present business organization, (b) keep available the services of its present officers and employees and (c) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, Coulter will promptly notify Corixa of any event that it reasonably believes could have a Material Adverse Effect on Coulter or the Surviving Corporation.

     In addition, except as contemplated or permitted by the terms of this Agreement and except as provided in Section 4.1 of the Coulter Disclosure Schedule, without the prior written consent of Corixa (which consent shall not be unreasonably withheld or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Coulter shall not do any of the following and shall not permit its Subsidiaries to do, cause or permit any of the following:

          (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted pursuant to any employee, consultant, director or other stock plans, including the Coulter Stock Option Plans, or authorize cash payments in exchange for any options granted under any of such plans;

          (b) Grant any severance or termination pay to any officer or employee, except pursuant to written agreements outstanding or policies existing on the date hereof and as previously disclosed in writing or made available to Corixa, or adopt any new severance plan;

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          (c) Transfer or license to any person or otherwise extend, amend or modify in any material respect any rights to, or enter into grants to future patent rights related to, any Coulter Intellectual Property;

          (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (other than distributions from a Subsidiary to Coulter) or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

          (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Coulter or its Subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

          (f) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance, delivery and/or sale of shares of Coulter Common Stock pursuant to the exercise of Coulter options or stock purchase rights outstanding under the Coulter Equity Plans as of the date of this Agreement, (ii) rights pursuant to the Coulter Rights Agreement, and (iii) the granting of stock options in the ordinary course of business consistent with past hiring and promotion practices, to employees, directors and consultants of or to Coulter or any of its Subsidiaries;

          (g) Cause, permit or propose any amendments to the Certificate of Incorporation, Bylaws or similar organizational documents of Coulter or any of its Subsidiaries;

          (h) Acquire, or propose or agree to acquire, by merging or consolidating with, or by purchasing any material equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets or capital stock that is material, individually or in the aggregate, to the business of Coulter or its Subsidiaries or enter into any material joint ventures, strategic partnerships or alliances;

          (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets that are material, individually or in the aggregate, to the business of Coulter or its Subsidiaries, except in the ordinary course of business consistent with past practice;

          (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Coulter or its Subsidiaries, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary-course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

          (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, including the Coulter Stock Option Plans, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or executive officer, or except in the ordinary course of business consistent with past practice, increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of, its directors, officers, employees or consultants, or change in any material respect any management policies or procedures;

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          (l) Except in the ordinary course of business, modify, amend or terminate any material contract or agreement to which Coulter or any Subsidiary is a party or waive, release or assign any material rights or claims thereunder;

          (m) Enter into any contracts, agreements or obligations relating to the distribution, sale, license or marketing by third parties of Coulter's products or products licensed by Coulter;

          (n) Revalue any of its assets or, except as required by GAAP, make any material change in accounting methods, principles or practices;

          (o) Engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into that could reasonably be expected to (i) delay in any material respect the consummation of, or otherwise adversely affect, any of the transactions contemplated by this Agreement, or (ii) increase the likelihood that a Governmental Entity will seek to object to or challenge the consummation of any of the transactions contemplated by this Agreement;

          (p) Fail to make in a timely matter any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

          (q) Make any capital expenditure in excess of $300,000;

          (r) Except in the ordinary course of business, enter into any agreement that provides for payments by Coulter in excess of $300,000;

          (s) Make or change any Tax election, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, consent to any extension or waiver of the limitations period applicable to any claim or assessment in respect of Taxes, or settle or compromise any Tax liability; or

          (t) Agree in writing to or otherwise take any of the actions described in Clauses (a) through (s) above.

     4.2 Conduct of Business of Corixa. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Corixa and each of its Subsidiaries shall, except as contemplated or permitted by the terms of this Agreement, except as provided in Section 4.2 of the Corixa Disclosure Schedule and except to the extent that Coulter shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and Taxes when due, subject to good-faith disputes over such debts or Taxes, pay or perform other obligations when due, subject to good-faith disputes over such obligations, and use its commercially reasonable efforts consistent with past practices and policies to (a) preserve intact its present business organization, (b) keep available the services of its present officers and employees and (c) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, Corixa will promptly notify Coulter of any event that it reasonably believes could have a Material Adverse Effect on Corixa.

     In addition, except as contemplated or permitted by the terms of this Agreement and except as provided in Section 4.2 of the Corixa Disclosure Schedule, without the prior written consent of Coulter (which consent shall not be unreasonably withheld or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Corixa shall not do any of the following and shall not permit its subsidiaries to do any of the following:

          (a) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (other than distributions from a subsidiary to Corixa) or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

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

          (b) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance, delivery and/or sale of shares of Corixa Common Stock pursuant to the exercise of Corixa options or stock purchase rights outstanding under the Corixa Equity Plans as of the date of this Agreement, and (ii) the granting of stock options in the ordinary course of business consistent with past hiring and promotion practices, to employees, directors and consultants of or to Corixa or any of its Subsidiaries;

          (c) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Corixa or its Subsidiaries, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary-course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

          (d) Engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into that could reasonably be expected to (i) delay in any material respect the consummation of, or otherwise adversely affect, any of the transactions contemplated by this Agreement, or (ii) increase the likelihood that a Governmental Entity will seek to object to or challenge the consummation of any of the transactions contemplated by this Agreement;

          (e) Cause, permit or propose any amendments to the Certificate of Incorporation, Bylaws or similar organizational documents of Corixa or any if its Subsidiaries;

          (f) Acquire, or propose or agree to acquire, by merging or consolidating with, or by purchasing any material equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or

          (g) agree in writing or otherwise take any of the actions described in clauses (a) through (f).

                                  SECTION FIVE

     5. Additional Agreements.

     5.1  Commercially Reasonable Efforts and Further Assurances.

     (a) Each of the parties to this Agreement shall use its commercially reasonable efforts to effectuate the transactions contemplated hereby as promptly as practicable after the date hereof and to fulfill and cause to be fulfilled the conditions to closing under this Agreement as promptly as practicable after the date hereof. Each of the parties to this Agreement, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

     (b) Coulter shall give prompt notice to Corixa of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of Coulter to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case such that the conditions set forth in Section 6.3(a) would not be satisfied, and (ii) the occurrence of a Coulter Material Adverse Drug Development (as defined below); provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

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     (c) Corixa shall give prompt notice to Coulter of any representation or warranty made by it or Merger Sub or contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of Corixa or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case such that the conditions set forth in Section 6.2(a) would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     5.2  Consents; Cooperation.

     (a) Each of Corixa, Merger Sub and Coulter shall use its commercially reasonable efforts to promptly (i) obtain from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Corixa, Merger Sub or Coulter or any of their respective subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder, including those required under the HSR Act, and (ii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under the Securities Act and the Exchange Act and any other applicable federal, state or foreign securities laws.

     (b) Each of Corixa, Merger Sub and Coulter shall use all commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Corixa, Merger Sub and Coulter shall cooperate and use all commercially reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents or restricts consummation of the Merger or any such other transactions, unless by mutual agreement Corixa and Coulter decide that litigation is not in their respective best interests. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Laws. Each of Corixa, Merger Sub and Coulter shall use all commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

     (c) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, each party shall promptly notify the other party in writing of any pending or, to the knowledge of such party, threatened, action, proceeding or investigation by any Governmental Entity or any other person (i) challenging or seeking material damages in connection with this Agreement or the transactions contemplated hereunder or (ii) seeking to restrain or prohibit the consummation of the Merger or the transactions contemplated hereunder or otherwise limit the right of Corixa or its Subsidiaries to own or operate all or any portion of the businesses or assets of Coulter or its Subsidiaries.

     (d) Each of Corixa and Coulter shall give or cause to be given any required notices to third parties, and use its commercially reasonable efforts to obtain all consents, waivers and approvals from third parties (i) necessary, proper or advisable to consummate the transactions contemplated hereunder, (ii) disclosed or required to be disclosed in the Coulter Disclosure Schedule or the Corixa Disclosure Schedule, or (iii) required to prevent a Material Adverse Effect on Coulter or Corixa from occurring prior or after the Effective Time. In the event that Corixa or Coulter shall fail to obtain any third-party consent, waiver or approval described in this Section 5.2(d), it shall use its commercially reasonable efforts, and shall take

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any such actions reasonably requested by the other party, to minimize any adverse effect on Corixa and Coulter, their respective subsidiaries and their respective businesses resulting (or that could reasonably be expected to result after the Effective Time) from the failure to obtain such consent, waiver or approval.

     (e) Each of Corixa and Coulter will, and will cause their respective Subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed on such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

     5.3  Access to Information.

     (a) Each of Corixa and Coulter shall afford the other and its accountants, counsel and other representatives reasonable access during normal business hours during the period prior to the Effective Time to (i) all of its and its subsidiaries' properties, books, contracts, commitments and records and (ii) all other information concerning the business (including the status of the product development efforts), properties, results of operation and personnel (including information relating to all current and former employees' names, compensation rates, terminations and citizenship and immigration status) of its and its Subsidiaries as Corixa or Coulter, as appropriate, may reasonably request. Each of Corixa and Coulter agrees to provide to the other and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

     (b) Subject to compliance with applicable law, from the date hereof until the Effective Time, (i) Coulter shall confer with Corixa on a regular and frequent basis to report operational matters of materiality to Coulter and the general status of ongoing operations to Coulter and its Subsidiaries and (ii) Corixa shall confer with Coulter on a regular and frequent basis to report operational matters of materiality to Corixa and the general status of ongoing operations to Corixa and its Subsidiaries

     (c) No information or knowledge obtained by Corixa or Coulter in any investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty of Coulter or Corixa, respectively, contained herein or the conditions to the obligations of the parties to consummate the Merger. In the event Corixa or Coulter obtains any such information that makes any representation or warranty of the other party contained herein materially untrue such that the conditions set forth in Section 6.2 or 6.3 would not be satisfied, then such party shall so notify the other party.

     5.4 Confidentiality. The parties acknowledge that Corixa and Coulter have previously executed a nondisclosure agreement dated as of July 21, 2000 (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

     5.5 Joint Proxy Statement/Prospectus; Registration Statement; Other Filings. As promptly as practicable after the execution of this Agreement, Coulter and Corixa will prepare and file with the SEC the Joint Proxy Statement/Prospectus and Corixa will file with the SEC the Registration Statement in which the Joint Proxy Statement/Prospectus will be included as a prospectus. Each of Coulter and Corixa will respond to any comments of the SEC, and Corixa will use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act, as promptly as practicable after such filing. Each of Coulter and Corixa will cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of Coulter and Corixa will prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other federal, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Each of Coulter and Corixa will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other

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government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Joint Proxy Statement/Prospectus or any Other Filing or for additional information, and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Joint Proxy Statement/Prospectus, the Merger or any Other Filing. Each of Coulter and Corixa will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.5(a) to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus, the Registration Statement or any Other Filing, Coulter or Corixa, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Coulter and Corixa, such amendment or supplement. Subject to
Section 7.1(f), Coulter's obligation to call, give notice of, convene and hold the Coulter Stockholders' Meeting in accordance with this Section 5.5 (a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to Coulter of any Coulter Acquisition Proposal, or by any withdrawal, amendment or modification of the recommendation of the Coulter Board of Directors with respect to the Merger. Subject to Section 7.1(g), Corixa's obligation to call, give notice of, convene and hold the Corixa Stockholders' Meeting in accordance with this Section 5.5 (a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to Corixa of any Corixa Acquisition Proposal, or by any withdrawal, amendment or modification of the recommendation of the Corixa Board of Directors with respect to the Merger.

     5.6  Meeting of Coulter Stockholders.

     (a) Promptly after the date hereof, Coulter shall take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Coulter Stockholders' Meeting to be held as promptly as practicable after the declaration of effectiveness of the Registration Statement. Unless the Coulter Board of Directors shall have withheld, withdrawn, amended or modified in a manner adverse to Corixa its unanimous recommendation in favor of the adoption of this Agreement in accordance with Section 5.6(c), Coulter shall use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, Coulter may adjourn or postpone the Coulter Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement/ Prospectus is provided to Coulter's stockholders in advance of a vote with respect to adoption of this Agreement or, if as of the time for which Coulter Stockholders' Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient shares of Coulter Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Coulter Stockholders' Meeting. Coulter shall ensure that the Coulter Stockholders' Meeting is called, noticed, convened, held and conducted, and subject to Section 5.6(c), that all proxies solicited by Coulter in connection with the Coulter Stockholders' Meeting are solicited, in compliance with Delaware Law, its Certificate of Incorporation and Bylaws, the rules of Nasdaq and all other applicable legal requirements.

     (b) Subject to Section 5.6(c): (i) the Coulter Board of Directors shall unanimously recommend that Coulter's stockholders vote in favor of the adoption of this Agreement at the Coulter Stockholders' Meeting; (ii) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Coulter Board of Directors has unanimously recommended that Coulter's stockholders vote in favor of the adoption of this Agreement at the Coulter Stockholders' Meeting; and (iii) neither the Coulter Board of Directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Corixa, the unanimous recommendation of the Coulter Board of Directors that Coulter's stockholders vote in favor of the adoption of this Agreement.

     (c) Nothing in this Agreement shall prevent the Coulter Board of Directors from withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the adoption of this Agreement if (i) a Coulter Superior Offer is made to Coulter or its stockholders and is not withdrawn,
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and (ii) the Coulter Board of Directors or any committee thereof concludes in good faith, after consultation with its outside counsel, that, in light of such Coulter Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Coulter Board of Directors or any committee thereof to comply with its fiduciary obligations to Coulter's stockholders under applicable law. For purposes of this Agreement, the term "Coulter Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (1) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Coulter pursuant to which the stockholders of Coulter immediately preceding such transaction hold less than fifty percent (50%) of the equity interest in the surviving or resulting entity of such transaction, (2) a sale or other disposition by Coulter of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of fifty percent (50%) of the fair market value of Coulter's business immediately prior to such sale or disposition, or (3) the acquisition by any person (including by way of a tender or exchange offer or issuance by Coulter), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then-outstanding shares of capital stock of Coulter, in each case on terms that the Coulter Board of Directors determines, in its judgment consistent with applicable corporate law, after consultation with the Coulter Financial Advisor, is reasonably likely to be financially superior to Coulter's stockholders than the terms of the Merger.

     5.7  No Solicitation.

     (a) From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to Section 7, none of the officers or directors of Coulter will, and Coulter will use its commercially reasonable efforts to cause its and its Subsidiaries' other employees and any investment banker, attorney or other advisor or representative retained by Coulter or any of its Subsidiaries not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or induce the making, submission or announcement of any Coulter Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes or that may reasonably be expected to lead to, any Coulter Acquisition Proposal, (iii) approve, endorse or recommend any Coulter Acquisition Proposal, or (iv) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Coulter Acquisition Transaction (as defined below); provided, however, that prior to the adoption of this Agreement by the required vote of Coulter's stockholders, nothing in this Section 5.7(a) or elsewhere in this Agreement shall prohibit Coulter or any of its or its Subsidiaries' officers, directors, employees, investment bankers, attorneys or other advisors or representatives from furnishing nonpublic information regarding Coulter and its Subsidiaries to, entering into a confidentiality agreement with or entering into discussions or negotiations with, any person in response to a Coulter Acquisition Proposal made, submitted or announced by such person (and not withdrawn) if (A) neither Coulter nor any representative of Coulter or its Subsidiaries shall have violated any of the restrictions set forth in this
Section 5.7(a) in a manner which resulted in the making, submission or announcement of such Coulter Acquisition Proposal, (B) the Coulter Board of Directors concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Coulter Board of Directors to comply with its fiduciary obligations to Coulter's stockholders under applicable law, (C) prior to furnishing any such nonpublic information to, and as promptly as reasonably practicable after having any discussions or negotiations with, such person, Coulter gives Corixa notice of Coulter's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person and Coulter receives from such person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person by or on behalf of Coulter, and (D) contemporaneously with furnishing any such nonpublic information to such person, Coulter furnishes such nonpublic information to Corixa (to the extent such nonpublic information has not been previously furnished by Coulter to Corixa); provided, further, however, that upon compliance with clauses (A) - (D) and in the event that the Coulter Board of Directors determines that such Coulter Acquisition Proposal constitutes a Coulter Superior Offer, the Coulter Board or Directors shall be entitled to approve, endorse or recommend such Coulter Superior Offer, and Coulter
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shall be entitled to enter into a letter of intent or similar document or any contract, agreement or commitment concerning such Coulter Superior Offer. Coulter and its Subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Coulter Acquisition Proposal. In addition to the foregoing:
(1) Coulter shall as promptly as practicable advise Corixa orally and in writing of any request for nonpublic information that Coulter reasonably believes would lead to a Coulter Acquisition Proposal, or any inquiry with respect to, or which Coulter reasonably believes would lead to, any Coulter Acquisition Proposal, and
(2) Coulter shall provide Corixa with at least the same notice as provided to the members of the Coulter Board of Directors of any meeting of the Coulter Board of Directors at which the Coulter Board of Directors is reasonably expected to consider a Coulter Acquisition Proposal or Coulter Superior Offer or to approve, endorse or recommend a Coulter Superior Offer to its stockholders.

     For purposes of this Agreement, "Coulter Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Corixa or any of its affiliates) providing for any Coulter Acquisition Transaction. For the purposes of this Agreement, "Coulter Acquisition Transaction" shall mean any transaction or series of related transactions (other than with Corixa or any of its affiliates) involving: (A) any acquisition or purchase from Coulter by any person of more than a twenty percent (20%) interest in the total outstanding voting securities of Coulter or any tender offer or exchange offer that, if consummated, would result in any person beneficially owning more than twenty percent (20%) of the total outstanding voting securities of Coulter or any merger, consolidation, business combination or similar transaction involving Coulter pursuant to which the stockholders of Coulter immediately preceding such transaction would hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction, (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of assets representing in excess of fifty percent (50%) of the fair market value of Coulter's business immediately prior to such sale, lease, exchange, transfer, license, acquisition or disposition, or (C) any liquidation or dissolution of Coulter.

     (b) From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to Section 7, none of the officers or directors of Corixa will, and Corixa will use its commercially reasonable efforts to cause its and its Subsidiaries' other employees and any investment banker, attorney or other advisor or representative retained by Corixa or any of its Subsidiaries not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or induce the making, submission or announcement of any Corixa Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes or that may reasonably be expected to lead to, any Corixa Acquisition Proposal, (iii) approve, endorse or recommend any Corixa Acquisition Proposal, or (iv) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Corixa Acquisition Transaction (as defined below); provided, however, that prior to the approval of the issuance of Corixa Common Stock in the Merger by the required vote of Corixa's stockholders, nothing in this Section 5.7(b) or elsewhere in this Agreement shall prohibit Corixa or any of its or its Subsidiaries' officers, directors, employees, investment bankers, attorneys or other advisors or representatives from furnishing nonpublic information regarding Corixa and its Subsidiaries to, entering into a confidentiality agreement with or entering into discussions or negotiations with, any person in response to a Corixa Acquisition Proposal made, submitted or announced by such person (and not withdrawn) if (A) neither Corixa nor any representative of Corixa or its Subsidiaries shall have violated any of the restrictions set forth in this Section 5.7(b) in a manner which resulted in the making, submission or announcement of such Corixa Acquisition Proposal, (B) the Corixa Board of Directors concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Corixa Board of Directors to comply with its fiduciary obligations to Corixa's stockholders under applicable law, (C) prior to furnishing any such nonpublic information to, and as promptly as reasonably practicable after having any discussions or negotiations with, such person, Corixa gives Coulter notice of Corixa's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person and Corixa receives from such person an executed confidentiality agreement
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containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person by or on behalf of Corixa, and (D) contemporaneously with furnishing any such nonpublic information to such person, Corixa furnishes such nonpublic information to Coulter (to the extent such nonpublic information has not been previously furnished by Corixa to Coulter); provided, further, however, that upon compliance with clauses
(A) - (D) and in the event that the Corixa Board of Directors determines that such Corixa Acquisition Proposal constitutes a Corixa Superior Offer, the Corixa Board or Directors shall be entitled to approve, endorse or recommend such Corixa Superior Offer, and Corixa shall be entitled to enter into a letter of intent or similar document or any contract, agreement or commitment concerning such Corixa Superior Offer. Corixa and its Subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Corixa Acquisition Proposal. In addition to the foregoing: (1) Corixa shall as promptly as practicable advise Coulter orally and in writing of any request for nonpublic information that Corixa reasonably believes would lead to a Corixa Acquisition Proposal, or any inquiry with respect to, or which Corixa reasonably believes would lead to, any Corixa Acquisition Proposal, and (2) Corixa shall provide Coulter with at least the same notice as provided to the members of the Corixa Board of Directors of any meeting of the Corixa Board of Directors at which the Corixa Board of Directors is reasonably expected to consider a Corixa Acquisition Proposal or Corixa Superior Offer or to approve, endorse or recommend a Corixa Superior Offer to its stockholders.

     For purposes of this Agreement, "Corixa Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Coulter or any of its affiliates) providing for any Corixa Acquisition Transaction. For the purposes of this Agreement, "Corixa Acquisition Transaction" shall mean any transaction or series of related transactions (other than with Corixa or any of its affiliates) involving: (A) any acquisition or purchase from Corixa by any person of more than a twenty percent (20%) interest in the total outstanding voting securities of Corixa or any tender offer or exchange offer that, if consummated, would result in any person beneficially owning more than twenty percent (20%) of the total outstanding voting securities of Corixa or any merger, consolidation, business combination or similar transaction involving Corixa pursuant to which the stockholders of Corixa immediately preceding such transaction would hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction, (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of assets representing in excess of fifty percent (50%) of the fair market value of Corixa's business immediately prior to such sale, lease, exchange, transfer, license, acquisition or disposition, or (C) any liquidation or dissolution of Corixa.

     (c) Nothing contained in this Section 5.7 or elsewhere in this Agreement shall prohibit Corixa or Coulter or their respective Boards of Directors from complying with Rule 14d-9 or 14e-2 under the Exchange Act or from furnishing a copy or excerpts of this Agreement to any person that makes a Corixa Acquisition Proposal or a Coulter Acquisition Proposal, as the case may be, or that makes an inquiry that could lead to a Corixa Acquisition Proposal or a Coulter Acquisition Proposal, as the case may be.

     5.8  Meeting of Corixa Stockholders.

     (a) Promptly after the date hereof, Corixa shall take all actions necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Corixa Stockholders' Meeting to be held as promptly as practicable. Corixa shall cause Corixa Stockholders' Meeting to be held on the same date and at the same time as the Coulter Stockholders' Meeting. Unless the Corixa Board of Directors shall have withheld, withdrawn, amended or modified in a manner adverse to Coulter its unanimous recommendation in favor of the issuance of the shares of Corixa Common Stock in the Merger in accordance with
Section 5.8(c), Corixa shall use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the issuance of the shares of Corixa Common Stock in the Merger and will take all other action reasonably necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq and Delaware Law to obtain such approval. Notwithstanding anything to the contrary contained in this Agreement, Corixa may adjourn or postpone the Corixa Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy
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

Statement/Prospectus is provided to the Corixa stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Corixa Stockholders' Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient shares of Corixa Common Stock or Series A Preferred Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Corixa Stockholders' Meeting. Corixa shall ensure that the Corixa Stockholders' Meeting is called, noticed, convened, held and conducted and that all proxies solicited by Corixa in connection with the Corixa Stockholders' Meeting are solicited, in compliance with Delaware Law, its Certificate of Incorporation and Bylaws, the rules of Nasdaq and all other applicable legal requirements.

     (b) Subject to Section 5.8(c): (i) The Corixa Board of Directors shall unanimously recommend that Corixa's stockholders vote in favor the issuance of the shares of Corixa Common Stock in the Merger at the Corixa Stockholders' Meeting; (ii) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Corixa Board of Directors has unanimously recommended that Corixa's stockholders vote in favor of the issuance of the shares of Corixa Common Stock in the Merger at the Corixa Stockholders' Meeting; and (iii) neither the Corixa Board of Directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Coulter, the unanimous recommendation of the Corixa Board of Directors that Corixa's stockholders vote in favor of the issuance of the shares of Corixa Common Stock in the Merger.

     (c) Nothing in this Agreement shall prevent the Corixa Board of Directors from withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the issuance of the shares of Corixa Common Stock in the Merger if (i) a Corixa Superior Offer is made to Corixa or its stockholders and is not withdrawn, and (ii) the Corixa Board of Directors or any committee thereof concludes in good faith, after consultation with its outside counsel, that, in light of such Corixa Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Corixa Board of Directors or any committee thereof to comply with its fiduciary obligations to Corixa's stockholders under applicable law. For purposes of this Agreement, the term "Corixa Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (1) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Corixa pursuant to which the stockholders of Corixa immediately preceding such transaction hold less than fifty percent (50%) of the equity interest in the surviving or resulting entity of such transaction, (2) a sale or other disposition by Corixa of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of fifty percent (50%) of the fair market value of Corixa's business immediately prior to such sale or disposition or (3) the acquisition by any person (including by way of a tender or exchange offer or issuance by Corixa), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then-outstanding shares of capital stock of Corixa, in each case on terms that the Corixa Board of Directors determines, in its judgment consistent with applicable corporate law, after consultation with Corixa's financial advisor, is reasonably likely to result in a more favorable transaction to Corixa's stockholders than the terms of the Merger.

     5.9 Public Disclosure. Unless otherwise permitted by this Agreement, Corixa and Coulter shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or nonconfidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby and the occurrence of a Coulter Material Adverse Drug Development, and neither shall issue any such press release or make any such statement or disclosure without the prior written approval of the other (which approval shall not be unreasonably withheld), except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange or with NASD.

     5.10 State Statutes. If any state takeover law shall become applicable to the transactions contemplated by this Agreement, unless the Coulter Board of Directors recommends a Superior Offer in accordance with Section 5.6(c) or
Section 5.7(a), Corixa and its Board of Directors or Coulter and its Board of Directors, as the case may be, shall grant such approvals and take such actions as are necessary
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so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such state takeover law on the transactions contemplated by this Agreement.

     5.11 Listing of Additional Shares. Prior to the Effective Time, Corixa shall file with Nasdaq a Notification Form for Listing of Additional Shares with respect to the shares of Corixa Common Stock issuable upon conversion of the Coulter Common Stock in the Merger and upon exercise of the Assumed Options and assumed Purchase Rights.

     5.12 Coulter Affiliate Agreements. Set forth in Section 5.12 of the Coulter Disclosure Schedule is a list of those persons who may be deemed to be, in Coulter's reasonable judgment, affiliates of Coulter within the meaning of Rule 145 promulgated under the Securities Act (each a "Coulter Affiliate"). Coulter will provide Corixa with such information and documents as Corixa reasonably requests for purposes of reviewing such list. Coulter will use its commercially reasonable efforts to deliver or cause to be delivered to Corixa, as promptly as practicable on or immediately following the date hereof, from each Coulter Affiliate an executed Affiliate Agreement in substantially the form of Exhibit B (the "Affiliate Agreement"), which will be in full force and effect as of the Effective Time.

     5.13  Indemnification.

     (a) From and after the Effective Time, (i) Corixa will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Coulter pursuant to any indemnification agreements between Coulter and any person who is a director or officer of Coulter or any of its Subsidiaries at any time between the date of this Agreement and the Effective Time (collectively, the "Indemnified Parties") and any indemnification provisions under Coulter's Certificate of Incorporation or Bylaws as in effect on the date hereof and (ii) Corixa will indemnify and hold harmless each of the Indemnified Parties against and from any costs, expenses (including reasonable attorneys' fees), settlement payments, claims, demands, judgments, fines, penalties, losses, damages or liabilities incurred in connection with any claim, suit, action or proceeding that arises from or relates to the Merger or any of the other transactions contemplated by this Agreement. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of Coulter as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Coulter, unless such modification is required by law.

     (b) For a period of six (6) years after the Effective Time, Corixa will cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are covered by Coulter's directors' and officers' liability insurance policy as of the date hereof on terms comparable to those applicable to the current directors and officers of Coulter; provided, however, that in no event will the Surviving Corporation be required to expend in excess of one hundred seventy-five percent (175%) of the annual premium currently paid by Coulter for such coverage (or such coverage as is available for such one hundred seventy-five percent (175%) of such annual premium).

     (c) This Section 5.13 is intended to benefit, and may be enforced by, the Indemnified Parties and their respective heirs, representatives, successors and assigns and, shall be binding on all successors and assigns of Corixa and the Surviving Corporation. Corixa and the Surviving Corporation jointly and severally agree to pay all fees and expenses, including attorneys' fees, that may be incurred by any Indemnified Party who is the prevailing party in an action seeking to enforce the indemnity and other obligations provided for in this Section 5.13.

     5.14 Filing of Form S-8. As soon as practicable (but in no event later than five (5) calendar days) following the Effective Time, Corixa shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Corixa Common Stock subject to Assumed Options and Purchase Rights pursuant to Section 1.6 and any shares of Corixa Common Stock to be issued in

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

respect of the BLA Bonus Shares, and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Assumed Options or Purchase Rights remain outstanding.

     5.15  Employment Matters.

     (a) Corixa agrees that all employees of Coulter who continue employment with Corixa or the Surviving Corporation after the Effective Time (the "Continuing Employees") shall be eligible to (i) continue to participate in the Corixa or Surviving Corporation's health, vacation and other non-equity based employee benefit plans; provided, however, that (A) nothing in this Section 5.15 or elsewhere in this Agreement shall limit the right of Corixa or the Surviving Corporation to amend or terminate any such health, vacation or other employee benefit plan at any time, and (B) if Corixa or the Surviving Corporation terminates any such health, vacation or other employee benefit plan, then, (1) subject to any necessary transition period, each Continuing Employee (as defined below) who immediately prior to the termination of such plan participated in such plan shall be eligible to participate in Corixa's health, vacation and other non-equity based employee benefit plans, to substantially the same extent as employees of Corixa in similar positions and at similar grade levels, (2) Corixa shall credit each such Continuing Employee's service with Coulter, to the same extent as such service was credited under the similar employee benefit plans of Coulter immediately prior to the Effective Time, for purposes of determining eligibility to participate in and vesting (but not benefit accrual) under, and for purposes of calculating the benefits under, such employee benefit plan of Corixa, and (3) to the extent permitted or required by such employee benefit plan of Corixa and applicable law, Corixa shall waive any pre-existing condition limitations, waiting periods or similar limitations under such employee benefit plan of Corixa and shall provide each such Continuing Employee with credit for any co-payments previously made and any deductibles previously satisfied, and (ii) participate in Corixa's equity-based plans to the same extent as similarly situated employees of Corixa. Nothing in this Section 5.15 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Corixa or the Surviving Corporation and, subject to any other binding agreement between an employee and Corixa or the Surviving Corporation, the employment with each Continuing Employee shall be "at will" employment.

     (b) To the extent applicable, Corixa and Coulter shall each take such reasonable steps as are required to cause the disposition and acquisition of equity securities (including derivative securities) pursuant to Section 1 in connection with the consummation of the Merger by each individual who is an officer or director of Coulter to qualify for exemption from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated under the Exchange Act.

     (c) Prior to the Closing, Coulter shall execute the employment agreements substantially in the forms of Exhibit C.

     5.16 Board of Directors. On the Closing Date, the Board of Directors of Corixa shall consist of eight persons, four designated by Corixa, one of whom shall be Steven Gillis, and four designated by Coulter, one of whom shall be Michael Bigham (it being understood, however, that Corixa and Coulter may mutually agree on a different number of directors in their discretion). If any person designated as a director pursuant to the preceding sentence is not able to serve as a director of Corixa as of the Closing Date, the party who designated such person shall designate a replacement.

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

                                  SECTION SIX

     6. Conditions to the Merger.

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction on or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

          (a) Stockholder Approval. This Agreement shall have been duly adopted by the requisite vote under applicable law by the stockholders of Coulter, and the issuance of the shares of Corixa Common Stock in the Merger shall have been duly approved by the requisite vote under applicable Nasdaq rules by the stockholders of Corixa.

          (b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any U.S. court of competent jurisdiction preventing the consummation of the Merger shall be in effect; nor shall any proceeding brought by a U.S. administrative agency or commission or other U.S. Governmental Entity seeking any of the foregoing (which is reasonably likely to succeed) be pending; nor shall there be any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger by a U.S. court of competent jurisdiction or U.S. Governmental Entity that makes the consummation of the Merger illegal.

          (c) HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (d) Effectiveness of Registration Statement. The SEC shall have declared the Registration Statement effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued, and no proceeding for that purpose, and no similar proceeding in respect to the Joint Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

          (e) Nasdaq Listing. The shares of Corixa Common Stock to be issued in the Merger and upon exercise of the Assumed Options and assumed Purchase Rights shall have been approved for listing with Nasdaq, subject to official notice of issuance.

          (f) Tax Opinion. Corixa and Coulter shall have received written opinions of Corixa's legal counsel and Coulter's legal counsel, respectively, dated on or about the date of, and referred to in, the Joint Proxy Statement/Prospectus as first mailed to stockholders of each of Corixa and Coulter to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code, and such opinions shall not have been withdrawn; provided, however, that if counsel to either Corixa or Coulter does not render such opinion or renders and withdraws such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party and does not withdraw such opinion. In rendering such opinions, counsel shall be entitled to rely upon, among other things, reasonable assumptions as well as representations of Corixa and Coulter.

     6.2 Additional Conditions to Obligations of Coulter. The obligations of Coulter to consummate and effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived in writing by Coulter:

          (a) Representations, Warranties and Covenants. (i) The representations and warranties of Corixa and Merger Sub contained in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect on Corixa and Merger Sub (it
                                      A-51
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     being understood that, for purposes of determining the accuracy of such representations and warranties as of the Closing Date, (A) all "Material Adverse Effect" qualifications, but not any other materiality qualifications, contained in such representations and warranties shall be disregarded and (B) any update of or modification to the Corixa Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded) and (ii) Corixa and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by Corixa and Merger Sub as of the Effective Time.

          (b) Compliance Certificate of Corixa. Coulter shall have been provided with a certificate executed on behalf of Corixa by its Chairman and Chief Executive Officer, its President and Chief Operating Officer or its Chief Financial Officer to the effect that, as of the Effective Time, each of the conditions set forth in Section 6.1(a) with respect to Corixa and in
     Section 6.2(a) has been satisfied.

          (c) Board of Directors. Corixa shall have taken such action as may required so that, upon the Effective Time, the persons who are designated to become directors of Corixa in accordance with Section 5.16 shall become directors of Corixa.

     6.3 Additional Conditions to the Obligations of Corixa and Merger Sub. The obligations of Corixa to consummate the Merger and effect the other transactions contemplated by this Agreement shall be subject to the satisfaction on or prior to the Effective Time of each of the following, any of which may be waived in writing by Corixa:

          (a) Representations, Warranties and Covenants. (i) The representations and warranties of Coulter contained in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect on Coulter (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the Closing Date, (A) all "Material Adverse Effect" qualifications, but not any other materiality qualifications, contained in such representations and warranties shall be disregarded and (B) any update of or modification to the Coulter Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded) and (ii) Coulter shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by Coulter as of the Effective Time.

          (b) Compliance Certificate of Coulter. Corixa shall have been provided with a certificate executed on behalf of Coulter by its President and Chief Executive Officer or its Chief Financial Officer to the effect that, as of the Effective Time, each of the conditions set forth in Section 6.1(a) and with respect to Coulter and in Section 6.3(a) has been satisfied.

          (c) Affiliate Agreements. Corixa shall have received from each of the Coulter Affiliates an executed Affiliate Agreement.

                                 SECTION SEVEN

     7. Termination, Amendment and Waiver.

     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the stockholders of Coulter or of Corixa:

          (a) by mutual written consent duly authorized by the Boards of Directors of Corixa and of Coulter;

                                      A-52
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          (b) by either Coulter or Corixa if the Merger shall not have been consummated by December 31, 2000 (or January 31, 2001 in the event that the SEC has notified the parties that the Joint Proxy Statement/Prospectus will be reviewed by the SEC for any reason); provided, however, that (i) the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; and (ii) if (A) Corixa shall have a right to terminate this Agreement pursuant to Section 7.1(j); (B) Corixa shall not have terminated this Agreement pursuant to Section 7.1(j); (C) the Corixa Stockholders' Meeting shall not have been held and completed on or before December 31, 2000 or January 31, 2001, as the case may be; and (D) Coulter shall request that Corixa agree to extend the date referred to in this Section 7.1(b) to a date determined by Coulter (it being understood that such new date shall not be later than the date on which the Corixa Stockholders' Meeting shall be held and completed), then Corixa shall agree to such an extension;

          (c) by either Coulter or Corixa if a U.S. Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

          (d) by either Coulter or Corixa if (i) the Coulter Stockholders' Meeting (including any adjournments and postponements thereof) shall have been held and completed and (ii) the required approval of the stockholders of Coulter contemplated in this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the Coulter Stockholders' Meeting, or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this
     Section 7.1(d) shall not be available to Coulter where the failure to obtain stockholder approval of Coulter shall have been caused by the action or failure to act of Coulter and such action or failure to act constitutes a breach by Coulter of this Agreement;

          (e) by either Coulter or Corixa if (i) the Corixa Stockholders' Meeting (including any adjournments and postponements thereof) shall have been held and completed and (ii) the required approval of the stockholders of Corixa contemplated in this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the Corixa Stockholders' Meeting, or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this
     Section 7.1(e) shall not be available to Corixa where the failure to obtain stockholder approval of Corixa shall have been caused by the action or failure to act of Corixa and such action or failure to act constitutes a breach by Corixa of this Agreement;

          (f) by either Corixa or Coulter (at any time prior to the adoption of this Agreement by the required vote of Coulter's stockholders) if a Coulter Triggering Event (as defined below) shall have occurred;

          (g) by either Corixa or Coulter (at any time prior to the approval of the issuance of the shares of Corixa Common Stock in the Merger by the required vote of Corixa's stockholders) if a Corixa Triggering Event (as defined below) shall have occurred;

          (h) by Corixa (at any time prior to the adoption of this Agreement by the required vote of Coulter's stockholders) if a Corixa Termination Event (as defined below) shall have occurred;

          (i) by Coulter (at any time prior to the approval of the issuance of shares of Corixa Common Stock in the Merger by the required vote of Corixa's stockholders) if a Coulter Termination Event (as defined below) shall have occurred;

          (j) by Corixa on or before the tenth day following the date on which Corixa becomes aware that a Coulter Material Adverse Drug Development shall have occurred;

          (k) by Coulter, upon a breach of any representation, warranty, covenant or agreement on the part of Corixa set forth in this Agreement or if any representation or warranty of Corixa shall have become untrue, in either case such that any condition set forth in Section 6.2(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that if such inaccuracy in Corixa's representations and warranties or breach by Corixa is curable by Corixa through the exercise of its commercially reasonable efforts, then Coulter may not terminate this Agreement under this Section 7.1(k) for thirty (30) days after delivery of written notice from Coulter to Corixa of such breach; provided further, however, that Corixa continues to exercise commercially reasonable efforts to cure such breach (it being understood that Coulter may not terminate this Agreement pursuant to this Section 7.1(k) if it shall have materially breached this Agreement or if such breach by Corixa is cured during such thirty (30) day period);

          (l) by Corixa, upon a breach of any representation, warranty, covenant or agreement on the part of Coulter set forth in this Agreement or if any representation or warranty of Coulter shall have become untrue, in either case such that any condition set forth in Section 6.3(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that if such inaccuracy in Coulter's representations and warranties or breach by Coulter is curable by Coulter through the exercise of its commercially reasonable efforts, then Corixa may not terminate this Agreement under this Section 7.1(l) for thirty (30) days after delivery of written notice from Corixa to Coulter of such breach; provided further, however, that Coulter continues to exercise commercially reasonable efforts to cure such breach (it being understood that Corixa may not terminate this Agreement pursuant to this Section 7.1(l) if it shall have materially breached this Agreement or if such breach by Coulter is cured during such thirty (30) day period); or

          (m) by Coulter, during the period beginning on the third trading day immediately preceding the date scheduled for the Coulter Stockholders' Meeting and ending on the day immediately preceding the date scheduled for the Coulter Stockholders' Meeting, if: (i) the average of the last reported sales prices of the Corixa Common Stock for the ten (10) consecutive trading days ending on (and including) the fourth trading day immediately preceding the date scheduled for the Coulter Stockholders' Meeting (the "Corixa Average Stock Price") is less than $30.00, and (ii) if there has been a decline in the Nasdaq Biotech Index (IXBT) (when comparing the Nasdaq Biotech Index at the close of the regular session of The Nasdaq National Market on October 13, 2000 (i.e., 1159.75) to the Nasdaq Biotech Index at the close of the regular session of The Nasdaq National Market on the fourth trading day immediately preceding the date scheduled for the Coulter Stockholders' Meeting), the Corixa Average Stock Price has declined from $44.19 by a percentage that exceeds the sum of (A) the percentage decline in the Nasdaq Biotech Index (when comparing the Nasdaq Biotech Index at the close of the regular session of The Nasdaq National Market on October 13, 2000 (i.e., 1159.75) to the Nasdaq Biotech Index at the close of the regular session of The Nasdaq National Market on the fourth trading day immediately preceding the date scheduled for the Coulter Stockholders' Meeting), and (B) 25%.

     For the purposes of this Agreement, (i) a "Corixa Termination Event" shall be deemed to have occurred if Coulter shall have breached in any material respect its obligations under Section 5.6, and (ii) a "Coulter Termination Event" shall be deemed to have occurred if Corixa shall have breached in any material respect its obligations under Section 5.8.

     For the purposes of this Agreement, a "Coulter Triggering Event" shall be deemed to have occurred if: (i) the Coulter Board of Directors or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Corixa its unanimous recommendation in favor of the adoption of this Agreement, (ii) Coulter shall have failed to include in the Joint Proxy Statement/ Prospectus the unanimous recommendation of the Coulter Board of Directors in favor of the adoption of this Agreement, (iii) the Coulter Board of Directors fails to reaffirm its unanimous recommendation in favor of the adoption of this Agreement within seven (7) calendar days after Corixa requests in writing that such recommendation be reaffirmed at any time following the public announcement of any Coulter Acquisition Proposal, (iv) the Coulter Board of Directors or any committee thereof shall have approved,
                                      A-54
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endorsed or publicly recommended any Coulter Superior Offer, (v) Coulter shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Coulter Superior Offer, or (vi) a tender or exchange offer relating to securities of Coulter shall have been commenced by a person unaffiliated with Corixa, and Coulter shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Coulter recommends rejection of such tender or exchange offer.

     For the purposes of this Agreement, a "Corixa Triggering Event" shall be deemed to have occurred if: (i) the Corixa Board of Directors or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Coulter its unanimous recommendation in favor of the issuance of the shares of Corixa Common Stock in the Merger, (ii) Corixa shall have failed to include in the Joint Proxy Statement/Prospectus the unanimous recommendation of the Corixa Board of Directors in favor of the issuance of the shares of Corixa Common Stock in the Merger, (iii) the Corixa Board of Directors fails to reaffirm its unanimous recommendation in favor of the issuance of the shares of Corixa Common Stock in the Merger within seven (7) calendar days after Coulter requests in writing that such recommendation be reaffirmed at any time following the public announcement of any Corixa Acquisition Proposal, (iv) the Corixa Board of Directors or any committee thereof shall have approved, endorsed or publicly recommended any Corixa Superior Offer, (v) Corixa shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Corixa Superior Offer, or (vi) a tender or exchange offer relating to securities of Corixa shall have been commenced by a person unaffiliated with Coulter, and Corixa shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Corixa recommends rejection of such tender or exchange offer.

     For the purposes of this Agreement, a "Coulter Material Adverse Drug Development" shall be deemed to have occurred if, after the date of this Agreement, Coulter shall have received from the FDA a refusal to file letter with respect to the Biologics License Application regarding Bexxar resubmitted by Coulter with the FDA on September 18, 2000.

     7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Section 8, each of which shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

     7.3  Fees and Expenses.

     (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated herein shall be paid by the party incurring such fees and expenses whether or not the Merger is consummated; provided, however, that Corixa shall pay all fees and expenses, other than attorneys', accountants' and fairness opinion fees and expenses of Coulter, incurred in relation to the printing and filing (with the SEC) of the Joint Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto, the listing of shares of Corixa Common Stock contemplated under Section 5.11, and the filing of a registration statement on Form S-8 (or any successor or other appropriate form) contemplated under Section 5.14. Coulter shall use its reasonable efforts to keep the legal and accounting fees and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby below $1,000,000.

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     (b) Coulter Payments.

          (i) In the event that this Agreement is terminated by Corixa or Coulter, as applicable, pursuant to Section 7.1(d), Coulter shall make a nonrefundable cash payment to Corixa, in immediately available funds and at the time specified in the next sentence, in an amount equal to the sum of
     (A) the aggregate amount of all fees and expenses (including all attorneys' fees, accountants' fees, financial advisory fees and filing fees) that have been paid or that may become payable by or on behalf of Corixa in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger, and (B) Ten Million Dollars ($10,000,000). In the case of termination of this Agreement by Coulter pursuant to Section 7.1(d), any nonrefundable payment required to be made pursuant to this clause "(i)" shall be made by Coulter prior to the time of such termination; and in the case of termination of this Agreement by Corixa pursuant to Section 7.1(d), any nonrefundable payment required to be made pursuant to this clause "(i)" shall be made by Coulter within two business days after such termination.

          (ii) In the event that this Agreement is terminated by Corixa or Coulter pursuant to Section 7.1(f) or by Corixa pursuant to Section 7.1(h), Coulter shall make a nonrefundable cash payment to Corixa, in immediately available funds and at the time specified in the next sentence, in an amount equal to Thirty Million Dollars ($30,000,000). In the case of termination of this Agreement by Coulter pursuant to Section 7.1(f), any nonrefundable payment required to be made pursuant to this clause "(ii)" shall be made by Coulter prior to the time of such termination; and in the case of termination of this Agreement by Corixa pursuant to Section 7.1(f) or Section 7.1(h), any nonrefundable payment required to be made pursuant to this clause "(ii)" shall be made by Coulter within two business days after such termination.

          (iii) In the event that this Agreement is terminated by Coulter pursuant to Section 7.1(m), Coulter shall make a nonrefundable cash payment to Corixa, in immediately available funds and at the time specified in the next sentence, in an amount equal to $2,000,000. Any nonrefundable payment required to be made pursuant to this clause "(iii)" shall be made by Coulter within two business days after such termination.

          (iv) Coulter acknowledges and agrees that the agreement contained in this Section 7.3(b) is an integral part of the transactions contemplated in this Agreement, and that, without this agreement, Corixa would not enter into this Agreement; accordingly, if Coulter fails promptly to pay the amounts due pursuant to this Section 7.3(b), then (i) Coulter shall reimburse Corixa for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Corixa of its rights under this
     Section 7.3(b), and (ii) Coulter shall pay to Corixa interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Corixa in full) at a rate per annum equal to the "prime rate" (as announced by The Chase Manhattan Bank or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

     (c) Corixa Payments.

          (i) In the event that this Agreement is terminated by Corixa or Coulter, as applicable, pursuant to Section 7.1(e), Corixa shall make a nonrefundable cash payment to Coulter, in immediately available funds and at the time specified in the next sentence, in an amount equal to the sum of (A) the aggregate amount of all fees and expenses (including all attorneys' fees, accountants' fees, financial advisory fees and filing fees) that have been paid or that may become payable by or on behalf of Coulter in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger, and (B) Ten Million Dollars ($10,000,000). In the case of termination of this Agreement by Corixa pursuant to Section 7.1(e), any nonrefundable payment required to be made pursuant to this clause "(i)" shall be made by Corixa prior to the time of such termination; and in the case of termination of this Agreement by Coulter pursuant to Section 7.1(e),

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     any nonrefundable payment required to be made pursuant to this clause "(i)"
     shall be made by Corixa within two business days after such termination.

          (ii) In the event that this Agreement is terminated by Corixa or Coulter pursuant to Section 7.1(g) or by Coulter pursuant to Section 7.1(i), Corixa shall make a nonrefundable cash payment to Coulter, in immediately available funds and at the time specified in the next sentence, in an amount equal to Thirty Million Dollars ($30,000,000). In the case of termination of this Agreement by Corixa pursuant to Section 7.1(g), any nonrefundable payment required to be made pursuant to this clause "(ii)" shall be made by Corixa prior to the time of such termination; and in the case of termination of this Agreement by Coulter pursuant to Section 7.1(g) or Section 7.1(i), any nonrefundable payment required to be made pursuant to this clause "(ii)" shall be made by Corixa within two business days after such termination.

          (iii) In the event that this Agreement is terminated by Corixa pursuant to Section 7.1(j), contemporaneously with such termination, Corixa shall make a $15,000,000 loan to Coulter, on the terms set forth in the promissory note attached to this Agreement as Exhibit D (it being understood that (A) the termination pursuant to Section 7.1(j) shall not be effective until the $15,000,000 loan, in immediately available funds, has been provided to Coulter by Corixa, and (B) Corixa's right to terminate this Agreement pursuant to Section 7.1(j) shall cease if the $15,000,000 loan, in immediately available funds, has not been provided to Coulter on or before the tenth day following the date on which Corixa becomes aware that a Coulter Material Adverse Drug Development shall have occurred).

          (iv) Corixa acknowledges and agrees that the agreements contained in this Section 7.3(c) are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, Coulter would not enter into this Agreement; accordingly, if Corixa fails promptly to pay the amounts due pursuant to this Section 7.3(c), then (i) Corixa shall reimburse Coulter for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Coulter of its rights under this
     Section 7.3(c), and (ii) Corixa shall pay to Coulter interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Coulter in full) at a rate per annum equal to the "prime rate" (as announced by The Chase Manhattan Bank or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

     (d) Payment Not in Lieu of Damages. Payment of the fees described in
Section 7.3 shall not be in lieu of damages incurred in the event of willful breach of this Agreement.

     7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Corixa and Coulter.

     7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                 SECTION EIGHT

     8. General Provisions.

     8.1  No Survival of Representations, Warranties, Pre-Closing
Covenants. None of the representations, warranties and pre-closing covenants set forth in this Agreement or in any instrument delivered

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pursuant to this Agreement shall survive the Effective Time and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

     8.2 Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or forty-eight (48) hours after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the party to be notified at such party's address or facsimile number as set forth below, or as subsequently modified by written notice:

        (a) if to Corixa, to:

            1124 Columbia Street, Suite 200
            Seattle, Washington 98104
            Attention: General Counsel
            Facsimile No.: (206) 754-5994
            Telephone No.: (206) 754-5711

            with a copy to:

            Orrick, Herrington & Sutcliffe LLP
            701 Fifth Avenue, Suite 6500
            Seattle, Washington 98104
            Attention: Stephen M. Graham
            Facsimile No.: (206) 839-4301
            Telephone No.: (206) 839-4300

        (b) if to Coulter, to:

            600 Gateway Boulevard
            South San Francisco, California 94080
            Attention: Chief Executive Officer, President
            Facsimile No.: (660) 553-2000
            Telephone No.: (660) 553-2028

            with a copy to:

            Cooley Godward LLP
            3000 El Camino Real
            5 Palo Alto Square
            Palo Alto, California 94306
            Attention: James Kitch and Keith Flaum
            Facsimile No.:  (650) 849-7400
            Telephone No.: (650) 843-5000

     8.3  Interpretation.

     (a) When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated.

     (b) Any reference to a party's "knowledge" or "Knowledge" means such party's actual knowledge after due and diligent inquiry of officers, directors and other employees of such party reasonably believed to have knowledge of the matter in question.

     (c) The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation."

     (d) The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

     (e) Any reference to a "Material Adverse Effect" with respect to any entity or group of entities means any event, change or effect that, when taken individually or together with all other adverse events, changes and effects, is or is reasonably likely to be materially adverse to the financial condition, business or results of operations of such entity and its subsidiaries, taken as a whole, or to prevent or materially delay consummation of the Merger or otherwise to prevent such entity and its subsidiaries from performing their obligations under this Agreement in any material manner; provided, however, that
(a) "Material Adverse Effect" shall not include changes in the trading price of such entity's common stock; and (b) none of the following shall be deemed to constitute a "Material Adverse Effect" with respect to such entity and none of the following shall be taken into account in determining whether a "Material Adverse Effect" with respect to such entity shall have occurred or shall reasonably be expected to occur: (i) any effect relating to the announcement or pendency of the Merger (including any disruption in supplier, partner or similar relationships or any loss of employees) or (ii) any effect relating to compliance with the terms of, or the taking of any action required by, this Agreement or the taking of any action consented to by the other parties hereto.

     (f) The phrases "the date of this Agreement" and "the date hereof," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to October 15, 2000.

     (g) The term "person" as used in this Agreement shall be construed broadly to include any individual, entity, "group" (within the meaning of Rule 13d-3 under the Exchange Act) or Governmental Entity.

     (h) For purposes of this Agreement, an entity shall be deemed to be a "Subsidiary" of another person if such person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such entity that is sufficient to enable such person to elect at least a majority of the members of such entity's board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests or such entity.

     (i) All references in this Agreement to "unanimous" with respect to board of director approval, board of director recommendations and similar matters are understood in the context of the fact that Arnold Oronsky did not and will not vote as a director (on behalf of Coulter or Corixa) with respect to board of director matters relating to this Agreement or the transactions contemplated hereby.

     (j) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

     8.5 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Coulter Disclosure Schedule and the Corixa Disclosure Schedule, (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect and shall survive any termination of this Agreement or the Closing in accordance with its terms; (b) are not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

     8.6 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith in order to maintain the economic position enjoyed by each party as close as possible to that in the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of this Agreement shall be interpreted as if such provision were so excluded, and (c) the balance of this Agreement shall be enforceable in accordance with its terms.

     8.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

     8.8 Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the state of Delaware, without giving effect to principles of conflicts of law. Each of the parties to this Agreement consents to the exclusive jurisdiction and venue of the courts of the state and federal courts of New Castle County, Delaware. THE PARTIES HERETO IRREVOCABLY WAIVE THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT.

     8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     8.10 Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of the parties or their respective successors and assigns. Any amendment or waiver effected in accordance with this
Section 8.10 shall be binding upon the parties and their respective successors and assigns.

[Signature page follows]

     IN WITNESS WHEREOF, Coulter, Corixa and Merger Sub have executed this Agreement as of the date first written above.

                                          COULTER PHARMACEUTICAL, INC.

                                          By: /s/ MICHAEL BIGHAM
                                            ------------------------------------
                                          Name: Michael Bigham
                                          Title: President and Chief Executive
                                          Officer
                                          Address: 600 Gateway Boulevard
                                                   South San Francisco,
                                                   California 94080

                                          CORIXA CORPORATION

                                          By: /s/ STEVEN GILLIS, PH.D.
                                            ------------------------------------
                                          Name: Steven Gillis, Ph.D.
                                          Title: Chairman and Chief Executive
                                          Officer
                                          Address: 1124 Columbia Street, Suite
                                                   200
                                                   Seattle, Washington 98104

                                          CLEARWATER ACQUISITIONS CORPORATION

                                          By: /s/ MICHELLE BURRIS
                                            ------------------------------------
                                          Name: Michelle Burris
                                          Title: Vice President and Chief
                                          Financial Officer
                                          Address: 1124 Columbia Street, Suite
                                                   200
                                                   Seattle, Washington 98104

                 SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

                                   APPENDIX B

                    OPINION OF PACIFIC GROWTH EQUITIES, INC.

October 14, 2000

Board of Directors
Corixa Corporation
1124 Columbia Street, Suite 200
Seattle, WA 98104

Members of the Board of Directors:

     You asked for our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share ("Corixa Common Stock") of Corixa, a Delaware corporation ("Corixa" or the "Company") of certain transactions in which Corixa is considering participating.

  Background of Transactions

     Corixa entered into an Agreement and Plan of Merger dated October 15, 2000 (the "Agreement and Plan of Merger") with Coulter Pharmaceutical, Inc., a Delaware corporation ("Coulter"), pursuant to which Corixa would acquire Coulter. That acquisition (the "Merger") is to be accomplished through a merger of Coulter in which the outstanding shares of Coulter Common Stock will be converted into a number of shares (the "Conversion Shares") of Corixa Common Stock at a conversion ratio specified in the Agreement and Plan of Merger Agreement (the "Exchange Ratio"). The Agreement and Plan of Merger indicated that the Exchange Ratio shall equal 1.003 shares of Corixa Common Stock to be received for each share of Coulter Common Stock resulting in a transaction value of approximately $901 million. The Merger is to be accounted for as a purchase transaction and is to be a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended.

  Investigation and Analysis

     In conducting our investigation and analysis and in arriving at the opinion set forth below, we reviewed such information and took into account such financial and economic factors as we deemed relevant under the circumstances. In that connection, we, among other things: (i) reviewed publicly available information about Coulter, including but not limited to Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy and other information filed with the Securities and Exchange Commission, and equity analyst research reports prepared by various investment banking firms; (ii) reviewed publicly available information about Corixa, including but not limited to Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy and other information filed with the Securities and Exchange Commission, and equity analyst research reports prepared by various investment banking firms; (iii) analyzed information regarding the market prices of Corixa and Coulter over various periods; (iv) analyzed information on publicly-traded comparable companies; and (v) analyzed information about prices paid in acquisitions of other biotechnology and pharmaceutical companies between January 1, 1999 and October 13, 2000.

     We reviewed with senior management of Coulter the state of Coulter's business and operations prepared and furnished to us by Coulter. We held discussions with certain members of Coulter's senior management concerning Coulter's historical and current business condition and operating results. We considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant for the preparation of this opinion. We did not consider any benefits that may inure to any stockholder of the Company as a result of the Merger or any related transactions other than in such party's capacity as a stockholder of the Company. In addition, we have not been requested to make and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Coulter, nor have we been furnished with any such evaluation or appraisals.

Board of Directors
Corixa Corporation
October 14, 2000
Page  2

     In arriving at our opinion, we assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us by or on behalf of Corixa and Coulter, and all of the publicly available financial and other information referred to above, and did not attempt independently to verify any such information. We also assumed, with your consent, that the Merger would be consummated in accordance with the terms of the Agreement and Plan of Merger, without any amendment thereto and without waiver by Corixa or Coulter of any of the conditions to their respective obligations thereunder. We relied upon assurances of senior management of Corixa and Coulter that such management was unaware of any fact that would make their respective information provided to us incomplete or misleading.

     Our opinion necessarily was based upon economic, monetary and market conditions as they existed and could be evaluated on the date hereof, and did not predict or take into account any changes that could have occurred, or information that could have become available, after the date of our opinion, including without limitation changes in the terms of the Agreement and Plan of Merger. It should be understood that subsequent developments may have affected this opinion and we do not have any obligation to update, revise or reaffirm this opinion. Except as noted above, this opinion did not address the relative merits of the Merger and any other potential transactions or business strategies considered by the Board of Directors of Corixa. We did not participate in the negotiation of the terms of the Merger, provide any legal advice or provide any advice with respect to the Merger or any possible alternatives to the Merger.

     PGE received a fee for rendering this written opinion pursuant to the terms of an engagement letter. PGE and/or its employees may from time to time trade the securities of Coulter and/or Corixa for its or their own account/s or the accounts of PGE's customers and, accordingly, may at any time hold long or short positions in such securities.

     In addition, in the past Pacific Growth Equities has acted as an advisor to both Corixa and Coulter in connection with private and public financings.

  Opinion

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger is fair, from a financial point of view, to the holders of Corixa Common Stock.

     Our opinion was prepared solely for the information of the Board of Directors of Corixa, and may not be used for any other purpose or disclosed to or relied upon by any other party without the prior written consent of PGE; provided, however, that if Corixa proposes to state in any proxy statement prospectus filed with the Securities and Exchange Commission that PGE rendered this written opinion and/or describe the conclusions reached herein, PGE's consent shall not be unreasonably withheld. This letter does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote in connection with the proposed merger.

                                          Very truly yours,

                                          /s/  Pacific Growth Equities, Inc.

                                          Pacific Growth Equities, Inc.

                                   APPENDIX C

                      OPINION OF DEUTSCHE BANC ALEX. BROWN

                     [DEUTSCHE BANC ALEX. BROWN LETTERHEAD]

October 15, 2000

Board of Directors
Coulter Pharmaceutical, Inc.
600 Gateway Blvd.
South San Francisco, CA 94080

Members of the Board:

     Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Coulter Pharmaceutical, Inc. ("Coulter") in connection with the proposed transaction involving Coulter and Corixa Corporation ("Corixa") pursuant to an Agreement and Plan of Merger, dated as of October 15, 2000 (the "Agreement"), by and among Corixa, a Delaware corporation, Coulter Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Corixa ("Merger Subsidiary"), and Coulter, a Delaware corporation, which provides, among other things, for the merger of Merger Subsidiary with and into Coulter (the "Merger"). As set forth more fully in the Agreement, as a result of the Merger, each outstanding share of the common stock, par value $0.001 per share, of Coulter (the "Coulter Common Stock") issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 1.003 shares (the "Exchange Ratio") of the common stock, par value $0.001 per share, of Corixa (the "Corixa Common Stock").

     You have requested Deutsche Bank's opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Coulter Common Stock.

     In connection with Deutsche Bank's role as financial advisor to Coulter, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning Coulter and Corixa and certain internal analyses and other information furnished by Coulter and Corixa. Deutsche Bank has also held discussions with members of the senior management of Coulter and Corixa regarding the business and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Coulter Common Stock and Corixa Common Stock, (ii) compared certain financial and stock market information for Coulter and Corixa with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Agreement and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

     Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Coulter, Corixa or the combined company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of Coulter or Corixa. In addition, we were not authorized to negotiate with any party other than Corixa concerning an alternative transaction to the Merger. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has been advised and has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Coulter and Corixa as to the matters covered thereby. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

Board of Directors
Coulter Pharmaceutical, Inc.
October 15, 2000
Page  2

     For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of Coulter, Corixa and Merger Subsidiary contained in the Agreement are true and correct, Coulter, Corixa and Merger Subsidiary will each perform all of the covenants and agreements to be performed by it under the Agreement and all conditions to the obligations of each of Coulter, Corixa and Merger Subsidiary to consummate the Merger will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Coulter or Corixa is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Coulter or Corixa or materially reduce the contemplated benefits of the Merger to Coulter, Corixa or the combined company. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Merger is expected to qualify as a reorganization within the meaning of Section 368 of the Code for federal income tax purposes.

     Based upon and subject to the foregoing, it is Deutsche Bank's opinion that, as of the date of this letter, the Exchange Ratio is fair, from a financial point of view, to the holders of Coulter Common Stock.

     This opinion is addressed to, and for the use and benefit of, the Board of Directors of Coulter and is not a recommendation to any stockholder as to how such stockholder should vote with respect to matters relating to the proposed Merger. Deutsche Bank is expressing no opinion as to the price at which the Corixa Common Stock will trade at any time. This opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Coulter Common Stock, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by Coulter to engage in the Merger.

     Deutsche Bank, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to Coulter in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger and a portion of which is payable upon delivery of this opinion. Deutsche Bank and its predecessors and affiliates have in the past provided financial services to Coulter unrelated to the proposed Merger, for which services Deutsche Bank and its predecessors and affiliates have received compensation. Deutsche Bank maintains a market in Coulter Common Stock and regularly publishes research reports regarding the business and securities of Coulter and other publicly traded companies in the health care industry. In the ordinary course of business, Deutsche Bank and its affiliates also may actively trade or hold the securities and other instruments and obligations of Coulter and Corixa for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities, instruments or obligations.

                                          Very truly yours,

                                          /s/ DEUTSCHE BANK SECURITIES INC
                                          --------------------------------------
                                          DEUTSCHE BANK SECURITIES INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by
Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (ii) the Registrant may, in its discretion, indemnify officers, employees and agents in those circumstances where indemnification is not required by law; (iii) the Registrant is required to advance expenses, as incurred, to its directors in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iv) the rights conferred in the Bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and (v) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, executive officers and employees.

     The Registrant's policy is to enter into an indemnification agreement with each of its directors and executive officers that provides the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, such indemnity agreements provide that directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorneys' fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors or executive officers of the Registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the Registrant. The Registrant will not be obligated pursuant to the indemnity agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the board of directors or brought to enforce a right to indemnification under the indemnity agreement, the Registrant's Bylaws or any statute or law. Under the agreements, the Registrant is not obligated to indemnify the indemnified party (i) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (ii) for any amounts paid in settlement of a proceeding unless the Registrant consents to such settlement; (iii) with respect to any proceeding brought by the Registrant against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous; (iv) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the Registrant pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, and related laws; (v) on account of the indemnified party's conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (vi) on account of any conduct from which the indemnified party derived an improper personal benefit; (vii) on account of conduct the indemnified party believed to be contrary to the best interests of the Registrant or its stockholders; (vii) on account of conduct that constituted a breach of the indemnified party's duty of loyalty to the Registrant or its stockholders; or (viii) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

     The indemnification provision in the Bylaws and the indemnification agreements entered into between the Registrant and its directors may be sufficiently broad to permit indemnification of the Registrant's directors for liabilities arising under the Securities Act.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

     The following exhibits are filed herewith or incorporated herein by reference.


    EXHIBIT
    NUMBER                            DESCRIPTION                           REFERENCE
    -------                           -----------                           ---------
      2.1     Agreement and Plan of Merger dated October 15, 2000 by and     (C)
              among Corixa Corporation, Clearwater Acquisitions
              Corporation and Coulter Pharmaceutical, Inc.
      3.1     Fifth Amended and Restated Certificate of Incorporation of     (A)
              Corixa Corporation.
      3.2     Bylaws of Corixa Corporation.                                  (A)
      3.3     Articles of Amendment of Amended and Restated Certificate of   (D)
              Incorporation of Corixa Corporation.
      3.4     Certificate of Designation of Series A Preferred Stock of      (B)
              Corixa Corporation.
      5.1     Opinion of Orrick, Herrington & Sutcliffe LLP regarding          *
              legality of the securities being issued.
      8.1     Opinion of Cooley Godward LLP regarding certain federal
              income tax consequences of the merger.
      8.2     Opinion of Orrick, Herrington & Sutcliffe LLP regarding
              certain federal income tax consequences of the merger.
      9.1     Form of Corixa Corporation Voting Agreement dated October      (C)
              15, 2000.
      9.2     Form of Coulter Pharmaceutical, Inc. Voting Agreement dated    (C)
              October 15, 2000.
     21.1     List of Subsidiaries.                                            *
     23.1     Consent of Orrick, Herrington & Sutcliffe LLP (included in
              Exhibit 8.2)
     23.2     Consent of Ernst & Young LLP, Independent Auditors
              (regarding Corixa's consolidated financial statements).
     23.3     Consent of Ernst & Young LLP, Independent Auditors
              (regarding Coulter's financial statements).
     23.4     Consent of KPMG LLP, Independent Auditors (regarding Ribi's financial statements).
     23.5     Consent of Pacific Growth Equities, Inc.                         *
     23.6     Consent of Deutsche Banc Alex. Brown.                            *
     23.7     Consent of Cooley Godward LLP (included in Exhibit 8.1)
     24.1     Power of Attorney.                                               *
     99.1     Form of Corixa Corporation proxy card.
     99.2     Form of Coulter Pharmaceutical, Inc. proxy card.
     99.3     Consent of Michael F. Bigham (to be named a director).           *
     99.4     Consent of Robert Momsen (to be named a director).               *
     99.5     Consent of Samuel R. Saks (to be named a director).              *


-------------------------
 (A) Incorporated herein by reference to Corixa's Form S-1, as amended (File No. 333-32147), declared effective by the Commission on September 30, 1997.

 (B) Incorporated herein by reference to Corixa's Form S-4, as amended (File No. 333-81939), filed with the Commission on June 30, 1999.

 (C) Incorporated herein by reference to Corixa's Form 8-K (File No. 0-22891), filed with the Commission on October 16, 2000.

 (D) Incorporated herein by reference to Corixa's Form 10-Q (File No. 0-22891), filed with the Commission on August 14, 2000.


   *Previously filed.

(b) FINANCIAL STATEMENT SCHEDULES

     None.

(c) REPORT, OPINION OR APPRAISAL

     None.

ITEM 22. UNDERTAKINGS

     A. The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The Registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the preceding provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     C. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     D. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on November 16, 2000.


                                          CORIXA CORPORATION

                                          By:   /s/ STEVEN GILLIS, PH.D.
                                            ------------------------------------
                                                    Steven Gillis, Ph.D.
                                            Chairman and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons on November 16, 2000 in the capacities indicated below.



                      SIGNATURE                                                TITLE
                      ---------                                                -----

/s/ STEVEN GILLIS, PH.D.
-----------------------------------------------------
Steven Gillis, Ph.D.                                                 Chairman of the Board and
                                                                      Chief Executive Officer
                                                                   (Principal Executive Officer)

/s/ MICHELLE BURRIS
-----------------------------------------------------
Michelle Burris                                             Vice President and Chief Financial Officer
                                                                   (Principal Financial Officer)

* MARK MCDADE
-----------------------------------------------------
Mark McDade                                               President, Chief Operating Officer and Director

* JOSEPH S. LACOB
-----------------------------------------------------
Joseph S. Lacob                                                              Director

*ARNOLD L. ORONSKY, PH.D.
-----------------------------------------------------
Arnold L. Oronsky, Ph.D.                                                     Director

*JAMES W. YOUNG, PH.D.
-----------------------------------------------------
James W. Young, Ph.D.                                                        Director

* By /s/ STEVEN GILLIS, PH.D.
-----------------------------------------------------
     Steven Gillis, Ph.D.
     Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                           DESCRIPTION                           REFERENCE
-------                          -----------                           ---------
 2.1     Agreement and Plan of Merger dated October 15, 2000 by and among Corixa Corporation, Clearwater Acquisitions
         Corporation and Coulter Pharmaceutical Inc.                      (C)
 3.1     Fifth Amended and Restated Certificate of Incorporation of
         Corixa Corporation.                                              (A)
 3.2     Bylaws of Corixa Corporation.                                    (A)
 3.3     Articles of Amendment of Amended and Restated Certificate of
         Incorporation of Corixa Corporation.                             (D)
 3.4     Certificate of Designation of Series A Preferred Stock of
         Corixa Corporation.                                              (B)
 5.1     Opinion of Orrick, Herrington & Sutcliffe LLP regarding
         legality of the securities being                                  *
         issued.
 8.1     Opinion of Cooley Godward LLP regarding certain federal
         income tax consequences of the merger.
 8.2     Opinion of Orrick, Herrington & Sutcliffe LLP regarding
         certain federal income tax consequences of the merger.
 9.1     Form of Corixa Corporation Voting Agreement dated October
         15, 2000.                                                        (C)
 9.2     Form of Coulter Pharmaceutical, Inc. Voting Agreement dated
         October 15, 2000.                                                (C)
21.1     List of Subsidiaries.                                             *
23.1     Consent of Orrick, Herrington & Sutcliffe LLP (included in
         Exhibit 8.2).
23.2     Consent of Ernst & Young LLP, Independent Auditors
         (regarding Corixa's consolidated financial statements).
23.3     Consent of Ernst & Young LLP, Independent Auditors
         (regarding Coulter's financial statements).
23.4     Consent of KPMG LLP, Independent Auditors (regarding Ribi's financial statements).
23.5     Consent of Pacific Growth Equities, Inc.                          *
23.6     Consent of Deutsche Banc Alex. Brown.                             *
23.7     Consent of Cooley Godward LLP (included in Exhibit 8.1)
24.1     Power of Attorney.                                                *
99.1     Form of Corixa Corporation proxy card.
99.2     Form of Coulter Pharmaceutical, Inc. proxy card.
99.3     Consent of Michael F. Bigham (to be named a director).            *
99.4     Consent of Robert Momsen (to be named as director).               *
99.5     Consent of Samuel R. Saks (to be named as director).              *


-------------------------
(A) Incorporated herein by reference to Corixa's Form S-1, as amended (File No. 333-32147), declared effective by the Commission on September 30, 1997.

(B) Incorporated herein by reference to Corixa's Form S-4, as amended (File No. 333-81939), filed with the Commission on June 30, 1999.

(C) Incorporated herein by reference to Corixa's Form 8-K (File No. 0-22891), filed with the Commission on October 16, 2000.

(D) Incorporated herein by reference to Corixa's Form 10-Q (File No. 0-22891), filed with the Commission on August 14, 2000.


  *Previously filed.